Pursuant to Rule 424(b)(4)
Registration file No. 333-184964

P R O S P E C T U S

11,764,706 Shares

Common Stock

              This is the initial public offering of shares of common stock of Boise Cascade Company. We are selling 11,764,706 shares of our common stock.

              Prior to this offering, there has been no public market for the shares. Our shares have been approved for listing on the New York Stock Exchange under the symbol "BCC."

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$21.00	$247,058,826
Underwriting discounts	$1.4175	$16,676,471
Proceeds, before expenses, to us	$19.5825	$230,382,355

              The underwriters may also exercise their option to purchase up to 1,764,706 additional shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about February 11, 2013.

BofA Merrill Lynch	Goldman, Sachs & Co.

Deutsche Bank Securities	J.P. Morgan	Wells Fargo Securities
D.A. Davidson & Co.	Moelis & Company	Piper Jaffray

The date of this prospectus is February 5, 2013.

              We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

              The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our common stock or other information that may be important to you. You should carefully review this entire prospectus, including the "Risk Factors" section and our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision.

              On February 4, 2013, we converted from a Delaware limited liability company to a Delaware corporation. As used in this prospectus, unless the context otherwise indicates, the references to "Boise Cascade," "we," "our," or "us" refer to Boise Cascade, L.L.C., together with its subsidiaries, prior to our conversion to a Delaware corporation and Boise Cascade Company and its consolidated subsidiaries on or after such conversion. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Boise Cascade, L.L.C. and its wholly-owned subsidiaries prior to the conversion of Boise Cascade, L.L.C. into a corporation and Boise Cascade Company and its wholly-owned subsidiaries on and after such conversion. For a definition of EBITDA, see Note 6 to "—Summary Historical Consolidated Financial Data." In addition, for a definition of segment income (loss) and a reconciliation of segment income (loss) to EBITDA for the twelve months ended September 30, 2012 ("LTM" or the "LTM period"), see "Business—Wood Products" and "—Building Materials Distribution," as applicable.

Our Company

              We are a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States and Canada. We are the second largest manufacturer of laminated veneer lumber ("LVL"), I-joists (together "engineered wood products" or "EWP") and plywood in North America, according to the Resource Information System, Inc.'s ("RISI") 2012 Capacity Report ("RISI's Capacity Report"). We believe we are also one of the largest stocking wholesale distributors of building products in the United States. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of leading wholesalers, home improvement centers, retail lumberyards and industrial converters. We believe our large, vertically-integrated operations provide us with significant advantages over less integrated competitors and position us to optimally serve our customers. For the LTM period, we generated sales of $2,631.9 million, net income of $26.4 million, income before interest and taxes of $45.7 million and EBITDA of $80.1 million.

              We supply our customers through 49 strategically located facilities (consisting of 18 manufacturing facilities and 31 distribution facilities). In addition to the vertical integration between our manufacturing and distribution operations, our EWP manufacturing facilities are closely integrated with our nearby plywood operations, which allows us to optimize both production processes. Throughout the housing downturn, we have continued to make strategic capital investments to increase our manufacturing capacity and expand our building materials distribution network. We believe that our scale, closely integrated businesses and significant capital investments throughout the downturn provide us with substantial operating leverage to benefit from a recovery in the U.S. housing market.

              We operate our company through two primary segments: our Wood Products segment and our Building Materials Distribution segment. The charts below summarize the breakdown of our business for the LTM period.

LTM SALES BY SEGMENT(1)(2)	LTM EBITDA BY SEGMENT(1)(3)

(1)
Financial data for the LTM period presented in this prospectus is derived by adding financial data for the year ended December 31, 2011 to financial data for the nine months ended September 30, 2012 and subtracting financial data for the nine months ended September 30, 2011.

(2)
Segment percentages are calculated before intersegment eliminations.

(3)
Segment percentages exclude Corporate and Other segment expenses.

              Wood Products ($69.2 million, or 73%, of LTM EBITDA). Our Wood Products segment is the second largest manufacturer of EWP and plywood in North America, according to RISI's Capacity Report, with a highly integrated national network of 17 manufacturing facilities. Our wood products are used primarily in new residential construction, residential repair and remodeling projects and light commercial construction. We manufacture LVL, I-joists and laminated beams, which are high-grade, value-added structural products used in applications where additional strength and consistent quality are required. We also produce plywood, studs, particleboard and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our EWP manufacturing facilities are closely integrated with our nearby plywood operations to optimize our veneer utilization by enabling us to dedicate higher quality veneers to higher margin applications and lower quality veneers to plywood products, giving us an advantage over our less integrated competitors. For the LTM period, EWP, plywood and lumber accounted for 35%, 44% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. For the LTM period, approximately 37% of our Wood Products sales, including approximately 71% of our EWP sales, were to our Building Materials Distribution segment. For the LTM period, our Wood Products segment generated sales, income before interest and taxes and EBITDA of $893.0 million, $43.7 million and $69.2 million, respectively.

              Building Materials Distribution ($26.2 million, or 27%, of LTM EBITDA). We believe we are one of the largest national stocking wholesale distributors of building materials in the United States. Our nationwide network of 31 strategically-located distribution facilities sells a broad line of building materials, including EWP, oriented strand board ("OSB"), plywood, lumber and general line items such as framing accessories, composite decking, roofing, siding and insulation. We also operate a truss manufacturing plant located in Maine. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, repair and remodeling projects and the construction of light industrial and commercial buildings. Except for EWP, we purchase most of these building materials from more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to smaller regional producers.

              We market our products primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters, which use our products to assemble windows, doors, agricultural bins and other value-added products used in industrial and repair and remodel applications. Unlike many of our competitors who focus primarily on a narrow range of products, we are a one-stop resource for our customers' building materials needs, which allows for more cost-efficient ordering, delivery and receiving. For the LTM period, our Building Materials Distribution segment generated sales, income before interest and taxes and EBITDA of $2,066.6 million, $17.4 million and $26.2 million, respectively.

Our Industry

              The building products manufacturing and distribution industry in North America is highly competitive, with a number of producers manufacturing and selling a broad range of products. Demand for our products is principally influenced by new residential construction, light commercial construction and repair and remodeling activity in the United States.

              From 2005 to 2011, total housing starts in the United States declined by more than 70%. According to the U.S. Census Bureau, total housing starts in the United States were 0.59 million in 2010 and 0.61 million in 2011, modest increases over the 2009 level of 0.55 million (the lowest year on record) but significantly less than the 50-year average rate of 1.5 million. Prior to 2008, the housing market had not experienced a year with total housing starts below 1.0 million since the U.S. Census Bureau began its annual recordkeeping in 1959.

              In November 2012, single- and multi-family housing starts were 0.86 million on a seasonally adjusted annual rate basis, an increase of 22% from November 2011. As of December 2012, the Blue Chip Economic Indicators median consensus forecast of single- and multi-family housing starts in the U.S. was approximately 0.78 million units for 2012 and approximately 0.96 million units for 2013, which represent annual increases of 28% and 23%, respectively. We believe that over the long-term, there is considerable growth potential in the U.S. housing sector. As of December 2012, IHS Global Insight estimates that total U.S. single- and multi-family housing starts will average 1.47 million units per year from 2012 through 2021, levels that are in line with the 50-year historical average.

              Our products are not only used in new residential construction, but also in residential repair and remodeling projects. Residential repair and remodeling spending increased significantly over the past 15 years. According to the Home Improvement Research Institute ("HIRI"), the U.S. repair and remodeling market increased 81.5% from $165 billion in 1996 to a peak of $300 billion in 2006 and declined approximately 10.2% to $269 billion in 2011. In addition, the overall age of the U.S. housing stock, increased focus on making homes more energy efficient, rising home prices and availability of consumer capital at low interest rates are expected to drive long-term growth in repair and remodeling expenditures. HIRI estimates that total U.S. sales of home maintenance, repair and improvement products will grow at a compounded annual rate of 5.1% from 2011 through 2016.

Our Competitive Strengths

              We believe the following key competitive strengths have contributed to our success and will enable us to execute our growth strategy:

              Leadership Positions in Wood Products Manufacturing and Building Materials Distribution on a National Scale

              We believe we are one of the leading manufacturers in the North American wood products industry. According to RISI's Capacity Report, we are the second largest producer of EWP and plywood in North America and we are the largest producer of plywood in the Western United States. We also operate the two largest EWP facilities in North America, as reported in RISI's Capacity Report. From 2005 to 2011, we increased our sales of LVL and I-joist per North American housing start by 65% and 30%, respectively. We have positioned ourselves to take advantage of improving demand in our core markets by expanding our EWP and plywood capacity through capital investments in low-cost, internal veneer manufacturing.

              We believe we are one of the largest national stocking wholesale distributors of building materials in the United States and we believe we offer one of the broadest product lines in the industry. From 2005 to 2011, we nearly doubled our sales per U.S. housing start in our Building Materials Distribution segment. Our national platform of 31 strategically-located distribution facilities supplies products to all major markets in the United States and provides us with significant scale and capacity relative to most of our competitors; however, certain of our competitors are larger than we are and may have greater scale and capacity than we do.

              Strongly Situated to Serve our Customers with Vertically-Integrated Manufacturing and Distribution Operations

              We believe that we are the only large-scale manufacturer of plywood and EWP in North America that is vertically-integrated from log procurement through distribution. The integration of our manufacturing and distribution operations allows us to make procurement, manufacturing, veneer merchandising and marketing decisions that reduce our manufacturing and supply chain costs and allow us to more effectively control quality and working capital. Furthermore, our vertically-integrated operations combined with our national distribution network significantly enhance our ability to assure product supply for our end customers. We believe our vertical integration was an important factor in our ability to increase market share during the recent housing downturn.

              Low-Cost Manufacturing and Distribution Footprint

              We believe that we have a highly competitive asset base across both of our operating segments, in part because we continued to strategically invest throughout the housing downturn. Our large-scale EWP production facilities are integrated with our nearby plywood operations to optimize our veneer utilization, which we believe helps position us as a competitive manufacturer in the growing EWP business. In the past three years, we completed a number of initiatives in our Wood Products segment that strengthened our asset base, substantially reduced our costs and enhanced our operating performance.

              We believe that our plywood facilities in Kettle Falls, Washington and Elgin, Oregon are among the lowest cost Douglas fir plywood facilities in North America. Additionally, in the active timberland markets in which we operate, our manufacturing facilities are clustered to enable us to efficiently utilize fiber resources and to shift production depending on demand. We believe we are the only manufacturer in the inland Pacific Northwest with the integrated primary and secondary facilities necessary to process all softwood species.

              Significant Capital Invested to Position us for Growth as the Housing Market Recovers

              Our operations are well-positioned to serve our customers and take advantage of the recovery that we believe is underway in the U.S. housing market. From 2005 to 2011, we invested $270 million (excluding acquisitions) to upgrade and maintain our Wood Products facilities and opportunistically expand our Building Materials Distribution facilities. Since 2005, we have increased our covered warehouse space by over 65% and have more than doubled our outdoor storage acreage. We expect to make further capital investments in cost and operational improvements, primarily related to internal veneer production, which will further enhance our competitive position and allow us to capture growth opportunities. For the LTM period, we operated our EWP facilities at approximately 50% of LVL press capacity, providing us with substantial unused capacity. Additionally, we believe that our Building Materials Distribution facilities can support a considerable ramp-up in housing starts with no significant requirement for new capacity and will allow us to double our sales without increasing our existing footprint.

              Experienced Management Team and Principal Equityholder

              Madison Dearborn Partners, LLC ("Madison Dearborn") has a long and successful track record of investing in manufacturing and distribution businesses. Our senior management team has an average of approximately 30 years of experience in forest products manufacturing and building materials distribution with a track record of financial and operational excellence in both favorable and challenging market conditions.

Our Business Strategy

              We intend to capitalize on our strong market position in wood products manufacturing and building materials distribution to increase revenues and profits and maximize cash flow as the U.S. housing market recovers. We seek to achieve this objective by executing on the following strategies:

              Grow our Wood Products Segment Operations with a Focus on Expanding our Market Position in EWP

              We will continue to expand our market position in EWP by focusing on our large-scale manufacturing position, comprehensive customer service, design support capabilities and efficient distribution network. We have positioned ourselves to take advantage of expected increases in the demand for EWP per housing start by expanding our capacity through capital investments in low-cost, internal veneer manufacturing. We have also developed strategic relationships with third-party veneer suppliers to support additional EWP production as needed. Additionally, we intend to grow our Wood Products business through strategic acquisitions that are a compelling fit with our existing operations.

              Grow Market Share in our Building Materials Distribution Segment

              We intend to grow our Building Materials Distribution business in existing markets by adding products and services to better serve our customers. We also plan to opportunistically expand our Building Materials Distribution business into adjacent geographies that we currently serve using off-site storage arrangements or longer truck routes. We will continue to grow our Building Materials Distribution business by opportunistically acquiring facilities, adding new products, opening new locations, relocating and expanding capacity at existing facilities and capturing local market share through our superior supply chain capabilities and customer service.

              Further Differentiate our Products and Services to Capture Market Share

              We seek to continue to differentiate ourselves from our competitors by providing a broad line of high-quality products and superior customer service. Our Building Materials Distribution segment's highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital. Our national distribution and manufacturing integration system differentiates us from most of our competitors and is critical to servicing leading wholesalers, home improvement centers, retail lumberyards and industrial converters. Additionally, this system allows us to procure product more efficiently and to develop and maintain stronger relationships with our vendors. Because of these relationships and our national presence, many of our vendors have offered us favorable pricing and provide us with enhanced product introductions and ongoing marketing support.

              Continue to Improve our Competitiveness through Operational Excellence

              We use a disciplined cost management approach to maximize our competitiveness without sacrificing our ability to react to future growth opportunities. Additionally, we have made capital investments and process improvements in certain facilities, which have decreased our production costs and allowed us to produce lower-cost, higher-quality veneers. Beginning in 2009, we adopted a data-driven process improvement program to further strengthen our manufacturing operations. Because of the significant gains we continue to see from this program, we believe there are opportunities to apply similar techniques and methods to different functional areas (including sales and marketing) to realize efficiencies in those areas.

Recent Developments

    Senior Subordinated Notes Redemption; Issuance of Senior Notes

              On October 15, 2012, we redeemed $75.0 million of our senior subordinated notes. On October 22, 2012, we issued $250.0 million of 6 3/8% senior notes due 2020 and used a portion of the proceeds from such offering to fund the redemption of the remaining $144.6 million of our senior subordinated notes.

    Preliminary Financial Results for the Three Months and Year Ended December 31, 2012

              Our preliminary estimated unaudited financial results as of and for the three months and year ended December 31, 2012 are set forth below. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. Our estimates contained in this prospectus may differ from actual results. Actual results remain subject to the completion of management's and the Audit Committee's final review, as well as the year-end audit by our independent registered public accountants. During the course of the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information presented below may be identified. The estimates set forth below were prepared by our management and are based upon a number of assumptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates," "Risk Factors—Risks Relating to Our Business" and "Cautionary Statement Concerning Forward-Looking Statements."

              These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months and year ended December 31, 2012 are not necessarily indicative of the results to be achieved in any future period. Our consolidated financial statements and related notes as of and for the year ended December 31, 2012 are not expected to be filed with the SEC until after this offering is completed.

              As reflected below, we expect to report improvements in each of total sales, net income (loss), and EBITDA for the three months and year ended December 31, 2012 as compared to the comparable prior periods.

  •
  For the three months ended December 31, 2012, we expect to report total sales in the range of $685.0 million to $705.0 million as compared to $547.4 million for the three months ended December 31, 2011. We also expect to report total sales in the range of $2,769.5 million to $2,789.5 million for the year ended December 31, 2012 as compared to $2,248.1 million for the year ended December 31, 2011. The increase in total sales in both periods was due primarily to higher plywood sales volumes and prices, as well as higher EWP sales volumes in our Wood Products segment. In addition, the increase in sales was driven by increases in sales volumes and prices in our Building Materials Distribution segment. Housing starts, which are a primary driver of our sales, increased for the three months and year ended December 31, 2012 compared to the same periods in 2011.

  •
  We expect to report net income (loss) in the range of a net loss of $1.0 million to net income of $3.0 million for the three months ended December 31, 2012 as compared to a net loss of $13.8 million for the three months ended December 31, 2011. We also expect to report net income in the range of $39.2 million to $43.2 million for the year ended December 31, 2012 as compared to a net loss of $46.4 million for the year ended December 31, 2011. Our improved financial results in both periods were driven primarily by higher sales volumes and prices for many of the products we manufacture and distribute, resulting in improved leveraging of fixed and variable costs.

  •
  We expect to report EBITDA in the range of $14.7 million to $18.7 million for the three months ended December 31, 2012 as compared to $0.5 million for the three months ended December 31, 2011. We also expect to report EBITDA for the year ended December 31, 2012 in the range of $94.3 million to $98.3 million as compared to $9.5 million for the year ended December 31, 2011. This improvement in both periods was driven by the same factors discussed above regarding net income (loss).

	Three Months Ended December 31			Year Ended December 31
	2011	2012		2011	2012
		(estimated)			(estimated)
	(in millions)
		Low	High		Low	High
Segment sales
Building Materials Distribution	$429.4	$545.0	565.0	$1,779.4	$2,182.2	$2,202.2
Wood Products	180.3	225.0	235.0	712.5	937.7	947.7
Intersegment eliminations	(62.2)	(85.0)	(95.0)	(243.7)	(350.4)	(360.4)

Total sales	$547.4	$685.0	$705.0	$2,248.1	$2,769.5	$2,789.5
Net income (loss)	$(13.8)	$(1.0)	$3.0	$(46.4)	$39.2	$43.2
Segment EBITDA(1)
Building Materials Distribution	$1.3	$7.0	$9.0	$10.4	$31.8	$33.8
Wood Products	2.2	12.0	14.0	13.3	79.0	81.0
Corporate and Other	(3.0)	(4.3)	(4.3)	(14.2)	(16.6)	(16.6)

Total EBITDA(2)	$0.5	$14.7	$18.7	$9.5	$94.3	$98.3

	December 31
	2011	2012
		(estimated)
	(in millions)
		Low	High
Total cash and cash equivalents(3)	$182.5	$52.5	$56.5
Long-term debt	219.6	$273.0	$277.0

(1)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

(2)
The following is a reconciliation of net income (loss) to EBITDA:

	Three Months Ended December 31			Year Ended December 31
	2011	2012- Low	2012- High	2011	2012- Low	2012- High
		(estimated)			(estimated)
	(in millions)
Net income (loss)	(13.8)	$(1.0)	$3.0	$(46.4)	$39.2	$43.2
Interest expense	4.8	7.3	7.3	19.0	21.8	21.8
Interest income	(0.1)	(0.1)	(0.1)	(0.4)	(0.4)	(0.4)
Income tax provision	0.1	0.1	0.1	0.2	0.3	0.3
Depreciation and amortization	9.5	8.5	8.5	37.0	33.4	33.4

EBITDA	$0.5	$14.7	$18.7	$9.5	$94.3	$98.3

    Adjusted EBITDA is not shown for the periods presented in this "—Preliminary Financial Results for the Three Months and Year Ended December 31, 2012" because there were no unusual items applicable to such periods.

(3)
Boise Cascade made cash distributions of $225.0 million in aggregate to Boise Cascade Holdings L.L.C. ("BC Holdings") in late December 2012.

Principal Equityholder

              Our direct parent company, BC Holdings, is controlled by Forest Products Holdings, L.L.C. ("FPH"), an entity controlled by an investment fund managed by Madison Dearborn. Madison Dearborn, based in Chicago, is an experienced private equity investment firm that has raised over $18 billion of capital. Since its formation in 1992, Madison Dearborn's investment funds have invested in approximately 125 companies across a broad spectrum of industries, including basic industries; business and government services; consumer; financial services; healthcare; and telecom, media and technology services. Madison Dearborn's objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn seeks to partner with outstanding management teams that have a solid understanding of their businesses as well as track records of building stockholder value.

Conversion into a Delaware Corporation

              On February 4, 2013, we converted from a Delaware limited liability company into a Delaware corporation by filing a certificate of conversion in Delaware.

Corporate Information

              We were formed under the name Boise Cascade, L.L.C., a Delaware limited liability company, in October 2004 in connection with our acquisition of OfficeMax's forest products and paper assets. On February 4, 2013, we converted from a limited liability company into a Delaware corporation and became Boise Cascade Company. Our principal executive offices are located at 1111 West Jefferson Street, Suite 300, Boise, Idaho 83702. Our telephone number at that location is (208) 384-6161. Our website address is www.bc.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

              Our key registered trademarks include BOISE CASCADE® and the TREE-IN-A-CIRCLE® logo. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

Risk Factors

              In considering our competitive strengths, our business strategies and an investment in our common stock generally, you should carefully consider the information described under "Risk Factors" in this prospectus. Certain risks that may affect the successful execution of our business strategies include the following:

  •
  the commodity nature of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;

  •
  general economic conditions, including but not limited to housing starts, repair and remodel activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

  •
  the timing and extent of any recovery in the housing market and our ability to grow our business and offset the fixed costs relating to our recent capital investments;

  •
  the risk of material disruption at our manufacturing facilities, which would also impact our Building Materials Distribution business due to our vertical integration;

  •
  the fact that certain of our competitors have greater financial resources than we do, which may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement;

  •
  availability and affordability of raw materials, including wood fiber, glues and resins and energy;

  •
  the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements; and

  •
  the need to successfully implement succession plans for certain members of our senior management team.

 The Offering

Common stock offered	11,764,706 shares
Common stock to be outstanding immediately after this offering	41,464,706 shares
Option to purchase additional shares
We have agreed to allow the underwriters to purchase up to an additional 1,764,706 shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $228.4 million, or approximately $262.9 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use $25.0 million of the net proceeds from this offering to repay borrowings under our revolving credit facility and the remainder for general corporate purposes. We have not allocated the remainder of the net proceeds from this offering for any specific purpose at this time. See "Use of Proceeds."
Dividend policy
Boise Cascade does not plan to pay dividends on its common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our revolving credit facility and the indenture governing our senior notes or applicable laws and other factors that our board of directors may deem relevant. See "Dividend Policy."
New York Stock Exchange symbol	We have been approved to list our common stock on the New York Stock Exchange ("NYSE") under the symbol "BCC."

              Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  gives effect to the the conversion of Boise Cascade, L.L.C. into Boise Cascade Company on February 4, 2013 as described in "—Conversion into a Delaware Corporation;"

  •
  assumes no exercise by the underwriters of their option to purchase up to 1,764,706 additional shares from us; and

  •
  excludes an aggregate of 3,100,000 shares of our common stock reserved for issuance under the new management equity incentive plan we intend to adopt in connection with this offering (the "2013 Incentive Plan").

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following tables set forth our summary consolidated historical and pro forma financial data. You should read the information set forth below in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Data" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for each of the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the nine-month periods ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 set forth below are derived from our unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Operating results for the nine-month periods are not necessarily indicative of results for a full financial year, or any other periods. See "Index to Consolidated Financial Statements."

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$1,973,250	$2,240,591	$2,248,088	$1,700,646	$2,084,482
Costs and expenses(1)	2,056,699	2,253,753	2,275,134	1,718,616	2,029,956

Income (loss) from operations	(83,449)	(13,162)	(27,046)	(17,970)	54,526
Foreign exchange gain (loss)	1,025	352	(497)	(596)	125
Change in fair value of contingent value rights(2)	194	—	—	—	—
Gain on repurchase of long-term debt(3)	6,026	28	—	—	—
Interest expense	(22,520)	(21,005)	(18,987)	(14,174)	(14,471)
Interest income	886	790	407	314	281

	(14,389)	(19,835)	(19,077)	(14,456)	(14,065)

Income (loss) before income taxes	(97,838)	(32,997)	(46,123)	(32,426)	40,461
Income tax provision	(660)	(300)	(240)	(146)	(243)

Net income (loss)	$(98,498)	$(33,297)	$(46,363)	$(32,572)	$40,218

Net income (loss) per common share: Basic and diluted(4)	$(3.32)	$(1.12)	$(1.56)	$(1.10)	$1.35

Weighted average shares outstanding:
Basic and diluted(4)			29,700		29,700
Pro forma net income (loss) per share(5)			$(1.18)		$1.02

Pro forma weighted average shares outstanding(5)			39,311		39,311

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in thousands)
Other Financial Data:
Depreciation and amortization	$40,874	$34,899	$37,022	$27,500	$24,918
Capital expenditures(6)	21,404	35,751	39,319	31,081	20,037
EBITDA(7)	(35,330)	22,117	9,479	8,934	79,569
Adjusted EBITDA(7)	(41,550)	17,476	9,479	8,934	79,569

	September 30, 2012
	Actual	Pro Forma(8)	Pro Forma, As Adjusted(9)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$224,418	$45,656	$249,038
Total current assets	729,143	550,381	755,456
Property and equipment, net	263,671	263,671	263,671
Total assets	1,031,470	856,641	1,061,716
Total debt	219,560	275,000	250,000
Total stockholders' equity	326,210	98,613	331,481

(1)
In 2009, costs and expenses include $8.9 million of expenses related to a facility closure, of which $3.7 million was included in EBITDA and $5.2 million was accelerated depreciation recorded in depreciation and amortization. In 2010, costs and expenses include $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing. In 2011, costs and expenses include $3.8 million of expense related to the closure of a laminated beam plant and noncash asset write-downs, of which $2.9 million was included in the first nine months of 2011.

(2)
Represents the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets in 2008.

(3)
Represents gain on the repurchase of $11.9 million and $8.6 million of our senior subordinated notes in 2009 and 2010, respectively.

(4)
We have adjusted our historical financial statements to retroactively reflect the common stock authorized and outstanding following our conversion from a limited liability company to a corporation, resulting in a retroactive adjustment to weighted average shares outstanding.
(5)
Both pro forma net income (loss) per share and pro forma weighted shares outstanding give effect to the issuance of shares in this offering. Pro forma weighted average common shares outstanding has been computed to give effect to cash distributions to BC Holdings of $228.3 million during the year ended December 31, 2012. The shares deemed to be outstanding gives effect to the sale by us of shares of common stock in this offering at the initial public offering price of $21.00 per share, which proceeds would be necessary to pay the distribution to the extent that the distribution exceeds net income of $26.4 million during the LTM period. The pro forma results of our being treated as a corporation had no impact on net income (loss) for the pro forma nine months ended September 30, 2012 and the pro forma year ended December 31, 2011, primarily as a result of placing a full valuation allowance on the tax benefits associated with the 2011 net operating losses. The pretax income for the nine months ended September 30, 2012 would not have resulted in an adjustment to our income tax provision due to the utilization of the net operating losses carried forward from 2011. In addition, due to its non-recurring nature, the pro forma presentation does not reflect the recognition of a net deferred tax liability of approximately $4.0 million, net of deferred tax assets and related valuation allowances, related to our tax status conversion from a limited liability company to a corporation. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 38% under current tax law. The prior net operating losses we incurred while treated as a partnership were passed through to our equityholder with the exception of an immaterial amount associated with some state tax jurisdictions. As a result, we will not have net operating losses from periods in which we were taxed as a partnership to offset cash taxes on taxable income earned in future periods in which we will be treated as a corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation."

(6)
For 2009, includes $0.9 million of cash paid for the purchase of a truss assembly operation and EWP sales office in Saco and Biddeford, Maine, respectively, and $3.7 million of cash paid for the purchase of a sawmill in Pilot Rock, Oregon. For 2011, includes $5.8 million of cash paid for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho. For the first nine months of 2012, includes $2.4 million of cash paid for the February 2012 acquisition of a sawmill in Arden, Washington.

(7)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA is defined as EBITDA before the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets, as well as certain other unusual items, including gain on the repurchase of long-term debt and a litigation gain.

              The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in millions)
Net income (loss)	$(98.5)	$(33.3)	$(46.4)	$(32.6)	$40.2
Interest expense	22.5	21.0	19.0	14.2	14.5
Interest income	(0.9)	(0.8)	(0.4)	(0.3)	(0.3)
Income tax provision	0.7	0.3	0.2	0.1	0.2
Depreciation and amortization	40.9	34.9	37.0	27.5	24.9

EBITDA	$(35.3)	$22.1	$9.5	$8.9	$79.6
Change in fair value of contingent value rights(a)	(0.2)	—	—	—	—
Gain on repurchase of long-term debt(b)	(6.0)	(0.0)	—	—	—
Litigation gain(c)	—	(4.6)	—	—	—

Adjusted EBITDA	$(41.6)	$17.5	$9.5	$8.9	$79.6

(a)
See Note (2) above.

(b)
See Note (3) above.

(c)
See Note (1) above.
(8)
The pro forma balance sheet data gives pro forma effect to (i) our redemption of $75.0 million of our senior subordinated notes on October 15, 2012; (ii) our issuance of $250.0 million of senior notes on October 22, 2012 and our redemption of our remaining $144.6 million of senior subordinated notes with a portion of the related proceeds; and (iii) our payment of cash distributions of $225.0 million in aggregate to BC Holdings in late December 2012 and a $25.0 million repayment on our revolving credit facility in December 2012, which was required to comply with the related covenant in the indenture governing our senior notes in connection with making the distributions. In addition, the pro forma balance sheet data gives effect to the write-off of deferred financing costs of $1.6 million and payment of $3.7 million of interest related to the redemption of our senior subordinated notes, as well as the deferral of $5.5 million in financing costs on the offering of our senior notes.

(9)
The pro forma balance sheet data, as adjusted, gives further effect to the tax impact of our conversion from a limited liability company to a corporation on February 4, 2013 and our issuance and sale of 11,764,706 shares of common stock in this offering at the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition and results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

Many of the products we manufacture or purchase and resell are commodities whose price is determined by the market's supply and demand for such products, and the markets in which we operate are cyclical and competitive. The depressed state of the housing, construction and home improvement markets could continue to adversely affect demand and pricing for our products.

              Many of the building products we produce or distribute, including OSB, plywood, lumber and particleboard, are commodities that are widely available from other manufacturers or distributors with prices and volumes determined frequently in an auction market based on participants' perceptions of short-term supply and demand factors. At times, the price for any one or more of the products we produce may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. Therefore, our profitability with respect to these commodity products depends, in significant part, on managing our cost structure, particularly raw materials and labor, which represent the largest components of our operating costs. Commodity wood product prices could be volatile in response to operating rates and inventory levels in various distribution channels. Commodity price volatility affects our distribution business, with falling price environments generally causing reduced revenues and margins, resulting in substantial declines in profitability and possible net losses.

              Historically, demand for the products we manufacture, as well as the products we purchase and distribute, has been closely correlated with new residential construction in the United States and, to a lesser extent, light commercial construction and residential repair and remodeling activity. New residential construction activity remained substantially below average historical levels during the first nine months of 2012 and so did demand for the products we manufacture and distribute. There is significant uncertainty regarding the timing and extent of any recovery in such construction activity and resulting product demand levels. Demand for new residential construction is influenced by seasonal weather factors, mortgage availability and rates, unemployment levels, household formation rates, domestic population growth, immigration rates, residential vacancy and foreclosure rates, demand for second homes, existing home prices, consumer confidence and other general economic factors.

              Wood products industry supply is influenced primarily by price-induced changes in the operating rates of existing facilities but is also influenced over time by the introduction of new product technologies, capacity additions and closures, restart of idled capacity and log availability. The balance of wood products supply and demand in the United States is also heavily influenced by imported products, principally from Canada.

              We have very limited control of the foregoing and as a result, our profitability and cash flow may fluctuate materially in response to changes in the supply and demand balance for our primary products.

Our industry is highly competitive. If we are unable to compete effectively, our sales, operating results and growth strategies could be negatively affected.

              The building products distribution industry that our Building Materials Distribution segment competes in is highly fragmented and competitive and the barriers to entry for local competitors are relatively low. Competitive factors in our industry include pricing and availability of product, service and delivery capabilities, ability to assist customers with problem solving, customer relationships, geographic coverage and breadth of product offerings. Also, financial stability is important to suppliers and customers in choosing distributors and allows for more favorable terms on which to obtain products from suppliers and sell products to customers. If our financial condition deteriorates in the future, our support from suppliers may be negatively impacted.

              The markets for the products we manufacture in our Wood Products segment are also highly competitive. Our competitors range from very large, fully integrated forest and building products firms to smaller firms that may manufacture only one or a few types of products. We also compete less directly with firms that manufacture substitutes for wood building products. Certain mills operated by our competitors may be lower-cost manufacturers than the mills operated by us.

              Some of our competitors are larger companies and, therefore, have access to greater financial and other resources than we do. These resources may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable those competitors to compete more effectively than we can.

Our manufacturing businesses may have difficulty obtaining wood fiber at favorable prices or at all.

              Wood fiber is our principal raw material, which accounted for approximately 38% of the aggregate amount of materials, labor and other operating expenses, including from related parties (excluding depreciation), for our Wood Products segment in 2011. Wood fiber is a commodity and prices have been cyclical historically in response to changes in domestic and foreign demand and supply. Foreign demand for timber exports, particularly from China, increased timber costs in the western U.S. in 2010 and 2011 and negatively affected wood products manufacturers in the region. In the future, we expect the level of foreign demand for timber exports from the Western U.S. to fluctuate based on the economic activity in China and other Pacific Rim countries, currency exchange rates and the availability of timber supplies from other countries such as Canada, Russia and New Zealand. Sustained periods of high timber costs may impair the cost competitiveness of our manufacturing facilities.

              We currently enjoy the benefit of supply agreements put in place in 2005 following the sale of our timberlands (or successor arrangements), under which we purchase timber at market-based prices. For the LTM period, approximately 40% of our timber was supplied pursuant to agreements assumed by (or replacement master supply agreements with) Hancock Natural Resource Group, Inc. ("Hancock"), The Molpus Woodlands Group LLC ("Molpus"), and Rayonier Louisiana Timberlands, LLC, a timberland real estate investment trust ("Rayonier"), respectively. The supply agreements with these parties terminate on December 31, 2014, subject to additional one-year extensions unless notice is provided to the other party at least six months prior to expiration of the applicable agreement. If a counterparty to these agreements elects not to continue these agreements or we are unable to renegotiate these agreements on terms that are acceptable to us, we would need to locate a replacement supplier for our timber requirements, which could include private purchases with other suppliers, open market purchases and purchases from governmental sources. If we are unable to locate a replacement supplier in a particular region to satisfy our timber needs at satisfactory prices, it could have an adverse effect on our results of operations.

              In 2011, we purchased approximately 22% of our timber from federal, state and local governments. In certain regions in which we operate, a substantial portion of our timber is purchased from governmental authorities. As a result, existing and future governmental regulation can impact our access to, and the cost of, such timber. Future domestic or foreign legislation and litigation concerning the use of timberlands, timber harvest methodologies, forest road construction and maintenance, the protection of endangered species, forest-based carbon sequestration, the promotion of forest health and the response to and prevention of catastrophic wildfires can affect timber and fiber supply from both government and private lands. Availability of harvested timber and fiber may be further limited by fire, insect infestation, disease, ice storms, windstorms, hurricanes, flooding and other natural and man-made causes, thereby reducing supply and increasing prices.

              Availability of residual wood fiber for our particleboard operation has been negatively affected by significant mill closures and curtailments that have occurred among solid-wood product manufacturers. Future development of wood cellulose biofuel or other new sources of wood fiber demand could interfere with our ability to source wood fiber or lead to significantly higher costs.

Significant changes in discount rates, actual investment return on pension assets and other factors could affect our earnings, equity and pension contributions in future periods.

              Our earnings may be negatively affected by the amount of income or expense we record for our pension plans. GAAP requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions relating to financial market and other economic conditions. Changes in key economic indicators can change the assumptions. The most significant year-end assumptions used to estimate pension expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to "Accumulated other comprehensive income (loss)." A decline in the market value of the pension assets will increase our funding requirements. Our pension plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit costs and funding requirements. Changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase the funding requirements of the obligations related to the pension plans. At December 31, 2011, the net underfunded status of our defined benefit pension plans was $187.9 million. If the status of our defined benefit plans continues to be underfunded, we anticipate significant future funding obligations, reducing the cash available for our business. For more discussion regarding how our financial statements can be affected by pension plan estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Pensions."

Our recent significant capital investments have increased fixed costs, which could negatively impact our profitability.

              In the past three years, we have completed a number of capital investments, including significantly increasing our outdoor storage acreage and leasing additional warehouse space. In the future, we expect to make further capital investments, primarily related to internal veneer production. These significant capital investments have resulted in increased fixed costs, which could negatively impact our profitability if the housing market does not recover and revenues do not improve to offset our incremental fixed costs.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, including the demand from our Business Materials Distribution business, reduce our sales and/or negatively affect our financial results.

              Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including but not limited to:

  •
  equipment failure, particularly a press at one of our major EWP production facilities;

  •
  fires, floods, earthquakes, hurricanes or other catastrophes;

  •
  unscheduled maintenance outages;

  •
  utility and transportation infrastructure disruptions;

  •
  labor difficulties;

  •
  other operational problems; or

  •
  ecoterrorism or threats of ecoterrorism.

              Any downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If our machines or facilities were to incur significant downtime, our ability to satisfy customer requirements would be impaired, resulting in lower sales and net income.

              Because approximately 37% of our Wood Products sales in the LTM period, including approximately 71% of our EWP sales, were to our Building Materials Distribution business, a material disruption at our Wood Products facilities would also negatively impact our Building Materials Distribution business. We are therefore exposed to a larger extent to the risk of disruption to our Wood Products manufacturing facilities due to our vertical integration and the resulting impact on our Building Materials Distribution business.

              In addition, a number of our suppliers are subject to the manufacturing facility disruption risks noted above. Our suppliers' inability to produce the necessary raw materials for our manufacturing processes or supply the finished goods that we distribute through our Building Materials Distribution segment may adversely impact our results of operations, cash flows and financial position.

Adverse conditions may increase the credit risk from our customers.

              Our Building Materials Distribution and Wood Products segments extend credit to numerous customers who are heavily exposed to the effects of downturns in the housing market. Unfavorable housing market conditions could result in financial failures of one or more of our significant customers, which could impair our ability to fully collect receivables from such customers and negatively affect our operating results, cash flow and liquidity.

A significant portion of our sales are concentrated with a relatively small number of customers.

              For the year ended December 31, 2011 and for the LTM period, our top ten customers represented approximately 27% and 31%, respectively, of our sales, with one customer accounting for approximately 10% and 11%, respectively, of sales during such periods. At December 31, 2011 and September 30, 2012, the receivables from such customer accounted for approximately 14% and 15%, respectively, of total receivables. Although we believe that our relationships with our customers are strong, the loss of one or more of these customers could have a material adverse effect on our operating results, cash flow and liquidity.

Our ability to service our indebtedness or to fund our other liquidity needs is subject to various risks.

              Our ability to make scheduled payments on our indebtedness and fund other liquidity needs depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, including the availability of financing in the banking and capital markets as well as the other risks described herein. In particular, demand for our products correlates to a significant degree to the level of residential construction activity in North America, which historically has been characterized by significant cyclicality. Over the last several years, housing starts remained below historical levels. This reduced level of building was caused, in part, by an increase in the inventory of homes for sale, a more restrictive mortgage market and a slowed economy. There can be no assurance as to when or if the housing market will rebound to historical levels. We have experienced significant losses from operations and used significant cash for operating activities in recent periods.

              We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to service our debt obligations or to fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure, or liquidate some or all of our assets.

We are subject to environmental regulation and environmental compliance expenditures, as well as other potential environmental liabilities.

              Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Enactment of new environmental laws or regulations, including those aimed at addressing greenhouse gas emissions, or changes in existing laws or regulations might require significant expenditures or restrict operations.

              The Environmental Protection Agency (the "EPA") has recently promulgated a series of four regulations commonly referred to collectively as Boiler MACT, which are intended to regulate the emission of hazardous air pollutants from industrial boilers. At the time it announced the final promulgation of the regulations, the EPA also announced that it planned to reconsider portions of the regulations and has recently taken steps to initiate such reconsideration. In December 2011, the EPA published its re-proposed rules and we are currently evaluating the potential impact of the re-proposed rules on our business. If the Boiler MACT rules are finalized as re-proposed, we believe the new rules would be less costly for us to implement than the current rules. The EPA has yet to finalize the new Boiler MACT rules. Once final, considerable uncertainty will still exist, as there will likely be legal challenges to the final rules from industry and/or environmental organizations. Notwithstanding that uncertainty, we are proceeding with efforts to analyze the applicability and requirements of the regulations, as recently re-proposed and the likely capital and operating costs required to comply. At this time, we cannot accurately forecast the capital or operating cost changes that may result from compliance with the regulations.

              As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We could be found liable under these laws whether or not we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

              We may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures to the extent we are not indemnified by third parties. For example, in connection with the completion of our acquisition of the forest products and paper assets of OfficeMax in 2004 (the "Forest Products Acquisition"), OfficeMax is generally obligated to indemnify us for hazardous substance releases and other environmental violations that occurred prior to the Forest Products Acquisition. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required and in some cases, we may not be contractually entitled to indemnification by OfficeMax. In addition, in connection with the sale of our Paper and Packaging & Newsprint assets in 2008, Boise Inc. and its affiliates assumed any and all environmental liabilities arising from our ownership or operation of the assets and businesses sold to them and we believe we are entitled to indemnification by them from third-party claims in the event they fail to fully discharge any such liabilities on the basis of common law rules of indemnification. However, Boise Inc. may not have sufficient funds to discharge its obligations when required or to indemnify us from third-party claims arising out of any such failure. For additional information on how environmental regulation and compliance affects our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental."

Labor disruptions or increased labor costs could adversely affect our business.

              As of September 30, 2012, we had approximately 4,470 employees. Approximately 30% of these employees work pursuant to collective bargaining agreements. As of September 30, 2012, we had ten collective bargaining agreements. One agreement, covering 359 employees at our facility in Florien, Louisiana and 262 employees at our facility in Oakdale, Louisiana, is set to expire on July 15, 2013. If these agreements are not renewed or extended upon their expiration, we could experience a material labor disruption or significantly increased labor costs, which could prevent us from meeting customer demand or reduce our sales and profitability.

If our long-lived assets become impaired, we may be required to record noncash impairment charges that could have a material impact on our results of operations.

              We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate further or should we decide to invest capital differently than as expected, or should other cash flow assumptions change, it is possible that we will be required to record noncash impairment charges in the future with respect to the investments we have completed and expect to complete, which could have a material impact on our results of operations.

The terms of our revolving credit facility and the indenture governing our senior notes restrict, and covenants contained in agreements governing indebtedness in the future may restrict, our ability to operate our business and to pursue our business strategies.

              Our revolving credit facility and the indenture governing our senior notes contain, and any future indebtedness of ours may contain, a number of restrictive covenants that impose customary operating and financial restrictions on us. Our revolving credit facility and the indenture governing our senior notes limit our ability and the ability of our restricted subsidiaries, among other things, to:

  •
  incur additional debt;

  •
  declare or pay dividends, redeem stock or make other distributions to stockholders;

  •
  make investments;

  •
  create liens or use assets as security in other transactions;

  •
  merger or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

  •
  enter into transactions with affiliates;

  •
  sell or transfer certain assets; and

  •
  make prepayments on our senior notes and subordinated indebtedness.

              In addition, our revolving credit facility provides that if an event of default occurs or excess availability under our revolving credit facility drops below a threshold amount equal to the greater of 12.5% of the aggregate commitments under our revolving credit facility and $31.25 million (and until such time as excess availability for two consecutive fiscal months exceeds that threshold amount and no event of default has occurred and is continuing), we will be required to maintain a monthly minimum fixed coverage charge ratio of 1.0:1.0, determined on a trailing twelve-months' basis.

              Our failure to comply with any of these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We may be unable to attract and retain key management and other key employees.

              Our key managers are important to our success and may be difficult to replace because they have an average of 30 years of experience in forest products manufacturing and building materials distribution. While our senior management team has considerable experience, certain members of our management team are nearing or have reached normal retirement age. The failure to successfully implement succession plans could result in inadequate depth of institutional knowledge or inadequate skill sets, which could adversely affect our business.

As a result of the sale of our Paper and Packaging & Newsprint assets, we now rely on Boise Inc. for many of our administrative services.

              In conjunction with the sale of our Paper and Packaging & Newsprint assets in 2008, we entered into an Outsourcing Services Agreement under which Boise Inc. provides a number of corporate staff services to us at cost. These services include information technology, accounting and human resource transactional services. Most of the Boise Inc. staff that provides these services are providing the same services they provided when they were our employees. Nevertheless, we cannot be assured that these employees will remain with Boise Inc. or that there will not be a disruption in the continuity or level of service provided. If Boise Inc. is unwilling or unable to provide services at the same quality levels as those services have been provided in the past, our business and compliance activities and results of operations could be substantially and negatively affected.

Risks Relating to Ownership of Our Common Stock

Prior to this offering, there has been no public market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

              Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

              Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. The market price for our common stock could fluctuate significantly for various reasons, including:

  •
  our operating and financial performance and prospects;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

  •
  the failure of research analysts to cover our common stock;

  •
  general economic, industry and market conditions;

  •
  strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  material litigation or government investigations;

  •
  changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

  •
  changes in key personnel;

  •
  sales of common stock by us, our principal stockholder or members of our management team;

  •
  termination of lock-up agreements with our management team and principal stockholder;

  •
  the granting or exercise of employee stock options;

  •
  volume of trading in our common stock; and

  •
  the impact of the facts described elsewhere in "Risk Factors."

              In addition, in recent years, the stock market has regularly experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our share price.

The requirements of being a public company will increase certain of our costs and require significant management focus.

              As a public company, our legal, accounting and other expenses associated with compliance-related and other activities will increase. For example, in connection with this offering, we will create new board committees and appoint one or more independent directors to comply with the corporate governance requirements of the NYSE. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase our compliance costs.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of the NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

              Following the consummation of this offering, BC Holdings will hold a majority of our common stock. Madison Dearborn, through one of its investment funds, is BC Holdings' principal equityholder. As a result of the completion of this offering, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. Under these rules, a company of which more than 50% of the voting power is held by a group is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that our board of directors, our Compensation Committee and our Corporate Governance and Nominating Committee meet the standard of independence established by those corporate governance requirements. The

NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE's corporate governance requirements.

Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder's interests may not coincide with yours.

              After the consummation of this offering, BC Holdings will beneficially own approximately 71.6% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, BC Holdings will beneficially own approximately 68.7% of our common stock. As a result of its ownership, BC Holdings (and Madison Dearborn as its indirect controlling equityholder), so long as it holds a majority of our outstanding shares, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies.

              Matters over which Madison Dearborn will, directly or indirectly, exercise control following this offering include:

  •
  election of directors;

  •
  mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

  •
  other acquisitions or dispositions of businesses or assets;

  •
  incurrence of indebtedness and the issuance of equity securities;

  •
  repurchase of stock and payment of dividends; and

  •
  the issuance of shares to management under the 2013 Incentive Plan.

              Even if BC Holdings' ownership of our shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions. In addition, BC Holdings will have a contractual right to designate a number of directors proportionate to its stock ownership. See "Certain Relationships and Related Party Transactions—Nomination of our Directors."

Conflicts of interest may arise because some of our directors are principals of our largest stockholder.

              Messrs. Mencoff, Norton and Soueleles, who are officers or employees of Madison Dearborn, serve on our board of directors. Madison Dearborn is the ultimate principal equityholder of BC Holdings, our majority stockholder (after giving effect to this offering). Madison Dearborn and entities controlled by it may hold equity interests in entities that directly or indirectly compete with us, and companies in which it currently invests may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our certificate of incorporation also provides that any principal, officer, member, manager and/or employee of Madison Dearborn or any entity that controls, is controlled by or under common control with Madison

Dearborn (other than FPH, BC Holdings, us or any company that is controlled by us) or any investment funds managed by Madison Dearborn will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

              If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $13.51 per share, because the initial public offering price of $21.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the operating losses we incurred after BC Holdings' equityholders obtained their BC Holdings equity interests and our payment of cash distributions of $225.0 million in aggregate to BC Holdings in late December 2012. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, directors and consultants under our stock option and equity incentive plans. For additional information, see "Dilution."

We do not currently intend to pay dividends on our common stock following the offering.

              We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends. See "Dividend Policy."

              The issuer of common stock in this offering does not conduct any substantive operations and, as a result, its ability to pay dividends will be dependent upon the financial results and cash flows of its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of the issuer are separate and distinct legal entities and have no obligation to make any funds available to the issuer.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

              Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, there will be 41,464,706 shares of our common stock outstanding (or 43,229,412 if the underwriters exercise their option to purchase additional shares in full). Of these, the 11,764,706 shares being sold in this offering (or 13,529,412 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable immediately after this offering (except for any shares purchased by affiliates, if any) and approximately 29,700,000 shares may be sold upon expiration of lock-up agreements 180 days after the date of this prospectus (subject in some cases to volume limitations). All of our common stock, other than the shares sold in this offering, is owned by BC Holdings. Sales by BC Holdings of a substantial number of shares after this offering could significantly reduce the market price of our common stock. BC Holdings has the right to require us to register the shares of our common stock held by it pursuant to the terms of a registration rights agreement to be entered into in connection with the consummation of this offering.

              We also intend to register all common stock that we may issue under the 2013 Incentive Plan, as described in "Executive Compensation—2013 Incentive Plan." Effective upon the completion of this offering, an aggregate of 3,100,000 shares of our common stock will be reserved for future issuance under the 2013 Incentive Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

              We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

              Our revenues and operating results have historically varied from period-to-period and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods many not be effective predictors of future performance.

              Factors associated with our industry, the operation of our business and the markets for our products may cause our quarterly financial results to fluctuate, including:

  •
  the commodity nature of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;

  •
  general economic conditions, including but not limited to housing starts, repair and remodel activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

  •
  the highly competitive nature of our industry;

  •
  availability and affordability of raw materials, including wood fiber, glues and resins and energy;

  •
  the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements;

  •
  actions of suppliers, customers and competitors, including merger and acquisition activities, plant closures and financial failures;

  •
  the financial condition and creditworthiness of our customers;

  •
  concentration of our sales among a relatively small group or customers;

  •
  our substantial indebtedness, including the possibility that we may not generate sufficient cash flows from operations, or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;

  •
  cost of compliance with government regulations, in particular environmental regulations;

  •
  labor disruptions, shortages of skilled and technical labor or increased labor costs;

  •
  impairment of our long-lived assets;

  •
  attraction and retention of key management and other key employees;

  •
  our reliance on Boise Inc. for many of our administrative services;

  •
  major equipment failure; and

  •
  severe weather phenomena such as drought, hurricanes, tornadoes and fire.

              Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. The variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

Certain provisions of our organizational documents and other contractual provisions may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

              Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our certificate of incorporation and bylaws include, among other things, the following:

  •
  a classified board of directors with three-year staggered terms;

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  •
  stockholder action can only be taken at a special or regular meeting and not by written consent following the time that Madison Dearborn Capital Partners IV, L.P., one of Madison Dearborn's investment funds ("MDCP IV"), and its affiliates cease to beneficially own a majority of our common stock;

  •
  advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

  •
  removal of directors only for cause following the time that MDCP IV and its affiliates cease to beneficially own a majority of our common stock;

  •
  allowing only our board of directors to fill vacancies on our board of directors; and

  •
  following the time that MDCP IV and its affiliates cease to beneficially own a majority of our common stock, super-majority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

              In addition, in connection with this offering, we will enter into a Director Nomination Agreement with BC Holdings that provides BC Holdings the right to designate nominees for election to our board of directors for so long as BC Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. The Director Nomination Agreement also provides that MDCP IV may cause BC Holdings to assign such right to MDCP IV or to an MDCP IV affiliate so long as MDCP IV and its affiliates are the beneficial owners of 50% or more of BC Holdings' voting equity interests.

              We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Madison Dearborn, its affiliates (including any investment funds managed by Madison Dearborn) and any person that becomes an interested stockholder as a result of a transfer of 5% or more of our voting stock by the forgoing persons to such person are excluded from the "interested stockholder" definition in our certificate of incorporation and are therefore not subject to the restrictions set forth therein that have the same effect as Section 203.

              While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

              These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. For more information, see "Description of Capital Stock."

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

              Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

              We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal control could divert our management's attention from other matters that are important to the operation of our business.

              Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until 2014. At such time, our independent registered public accounting firm may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

              Prior to this offering, we were a privately-held company. Our lack of recent public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed. In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

              Certain statements made in this prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

              Statements preceded or followed by, or that otherwise include, the words "believes," "expects," "anticipates," "intends," "project," "estimates," "plans," "forecast," "is likely to" and similar expressions or future or conditional verbs such as "will," "may," "would," "should" and "could" are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

              The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

  •
  the commodity nature of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;

  •
  general economic conditions, including but not limited to housing starts, repair and remodel activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

  •
  the highly competitive nature of our industry;

  •
  availability and affordability of raw materials, including wood fiber, glues and resins and energy;

  •
  the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements;

  •
  the difficulty in offsetting fixed costs related to our recent capital investments if the housing market does not recover;

  •
  material disruptions at our manufacturing facilities;

  •
  the financial condition and creditworthiness of our customers;

  •
  concentration of our sales among a relatively small group or customers;

  •
  our substantial indebtedness, including the possibility that we may not generate sufficient cash flows from operations, or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;

  •
  cost of compliance with government regulations, in particular environmental regulations;

  •
  labor disruptions, shortages of skilled and technical labor or increased labor costs;

  •
  impairment of our long-lived assets;

  •
  the need to sucessfully implement succession plans for certain members of our senior management team;

  •
  our reliance on Boise Inc. for many of our administrative services;

  •
  major equipment failure;

  •
  severe weather phenomena such as drought, hurricanes, tornadoes and fire;

  •
  increased costs as a public company; and

  •
  fluctuations in the market for our equity.

              Certain of these and other factors are discussed in more detail in "Risk Factors" in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

INDUSTRY AND MARKET DATA

              We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Third party industry publications include APA—The Engineered Wood Association's Third Quarter Engineered Wood Statistics (published in October 2012), RISI's 2012 Capacity Report (published in August 2012) and HIRI's Home Improvement Products Market Forecast (published in March 2012), as well as data published by the Blue Chip Economic Indicators as of December 2012, Random Lengths as of September 2012, IHS Global Insight as of December 2012 and the U.S. Census Bureau as of March 2012. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The information derived from the sources cited in this prospectus represents the most recently available data and, therefore, we believe such data remains reliable. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

 USE OF PROCEEDS

              We estimate that the net proceeds from our issuance and sale of 11,764,706 shares of common stock in this offering will be approximately $228.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $262.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              We expect to use $25.0 million of the net proceeds from this offering to repay borrowings under our revolving credit facility and the remainder for general corporate purposes, but we have not allocated the remainder of the proceeds for any specific purpose at this time. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

              As of December 31, 2012, the outstanding indebtedness under our revolving credit facility was $25.0 million, with an interest rate of 1.96% per annum. Our revolving credit facility matures on July 13, 2016. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, three of the underwriters in this offering, are lenders under our revolving credit facility and therefore will receive a portion of the net proceeds of this offering.

              Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

 DIVIDEND POLICY

              Following the consummation of this offering, we do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our financial condition, earnings, financial condition, contractual conditions, restrictions imposed by our revolving credit facility and the indenture governing our senior notes or applicable laws and other factors that our board of directors may deem relevant.

              Because we were a limited liability company, we historically made tax distributions to our member to enable its indirect equityholders to pay taxes associated with our income. We made cash distributions of $225.0 million in aggregate to BC Holdings in late December 2012. Following the consummation of this offering, BC Holdings presently intends to use the cash proceeds received from us to repurchase equity securities from, and/or make a distribution to, its equityholders.

              See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Structure—Revolving Credit Facility" and "—Debt Refinancing" for a description of the restrictions in our revolving credit facility and the indenture governing our senior notes, respectively, on our ability to issue dividends.

CAPITALIZATION

              The following table presents our cash and cash equivalents and our consolidated capitalization as of September 30, 2012 on:

  •
  an actual basis, as adjusted to retroactively reflect the common stock and preferred stock authorized and outstanding following our conversion to a corporation on February 4, 2013;

  •
  a pro forma basis to give effect to (i) our redemption of $75.0 million of our senior subordinated notes on October 15, 2012; (ii) our issuance of $250.0 million of senior notes on October 22, 2012 and our redemption of our remaining $144.6 million of senior subordinated notes with a portion of the related proceeds; and (iii) our payment of cash distributions of $225.0 million in aggregate to BC Holdings in late December 2012 and a $25.0 million repayment on our revolving credit facility in December 2012, which was required to comply with the related covenant in the indenture governing our senior notes in connection with making the distribution; and

  •
  a pro forma, as adjusted basis to give further effect to our conversion from a limited liability company to a corporation (in addition to the retroactive adjustments made to reflect the common stock and preferred stock authorized and outstanding after our conversion to a corporation) and our receipt of the estimated cash proceeds from the issuance and sale of 11,764,706 shares of common stock in this offering at the initial public offering price of $21.00 per share, after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described under "Use of Proceeds."

              This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Financial Data," as well as the consolidated historical financial statements and notes thereto included elsewhere in this prospectus. Amounts in the table below have been calculated based on unrounded numbers. Accordingly, certain amounts may not add to the totals due to the effect of rounding.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share numbers)
Cash and cash equivalents(1)	$224,418	$45,656	$249,038

Long-term debt (including current portion):
Senior secured revolving credit facility(2)	$—	$25,000	$—
7 1/8% senior subordinated notes(1)	219,560	—	—
6 3/8% senior notes(3)	—	250,000	250,000

Total debt	219,560	275,000	250,000
Redeemable equity(4)	8,515	8,515	—
Stockholders' equity:
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.01 par value per share; 300,000,000 shares authorized, 29,700,000 shares issued and outstanding, actual and pro forma, 41,464,706 shares issued and outstanding, pro forma, as adjusted	297	297	415
Additional paid-in capital	483,125	483,125	450,008
Accumulated other comprehensive loss	(114,913)	(114,913)	(114,913)
Accumulated deficit	(42,299)	(269,896)	(4,029)

Total stockholders' equity	326,210	98,613	331,481

Total capitalization	$554,285	$382,128	$581,481

(1)
On October 15, 2012, we redeemed $75.0 million of our senior subordinated notes, including accrued and unpaid interest of $2.7 million. We used the net proceeds from the offering of $250.0 million of our senior notes on October 22, 2012 to fund the redemption of the remaining $144.6 million of our senior subordinated notes, including $1.0 million of interest through the redemption date of November 21, 2012.

(2)
At September 30, 2012, we did not have any outstanding borrowings under our revolving credit facility, other than outstanding letters of credit of approximately $10.0 million, which reduced our borrowing capacity under our revolving credit facility by an equivalent amount. In connection with the October 15, 2012 redemption of $75.0 million of our senior subordinated notes, we borrowed an aggregate of $50.0 million under our revolving credit facility. In addition, we made a $25.0 million repayment on our revolving credit facility prior to declaring the distributions of $225.0 million in aggregate to BC Holdings, which was required to comply with the related covenant in the indenture governing our senior notes in connection with making the distribution.

(3)
On October 22, 2012, we issued $250.0 million of our senior notes and received net proceeds after payment of expenses of $244.5 million.

(4)
Represents equity units of FPH held by certain members of our senior management team, which units are redeemable at the option of the holder in the event of death or disability or the sale of a division resulting in the termination of his or her employment. We have historically classified these units outside of our permanent equity because these units are subject to mandatory redemption (and may be subject to repayment by us) upon an event that is outside our control (i.e., death or disability). Following the offering, we will reclassify these equity units as permanent equity because we will have no obligation to satisfy this redemption obligation on FPH's behalf.

              The number of shares of common stock to be outstanding after this offering is 41,464,706 shares, assumming no exercise of the underwriters' option to purchase additional shares.

 DILUTION

              Our pro forma net tangible book value as of September 30, 2012 was approximately $82.0 million, or approximately $2.76 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding, prior to the sale of 11,764,706 shares of common stock offered in this offering. Pro forma net tangible book value as of September 30, 2012 gives pro forma effect to (i) our redemption of $75.0 million of our senior subordinated notes on October 15, 2012; (ii) our issuance of $250.0 million of senior notes on October 22, 2012 and our redemption of our remaining $144.6 million of senior subordinated notes with a portion of the related proceeds; (iii) our payment of cash distributions of $225.0 million in aggregate to BC Holdings in late December 2012 and a $25.0 million repayment on our revolving credit facility in December 2012, which was required to comply with the related covenant in the indenture governing our senior notes in connection with making the distributions; and (iv) our conversion from a limited liability company to a corporation. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock outstanding immediately after this offering.

              After giving effect to the items discussed above and the sale of 11,764,706 shares of common stock in this offering, based upon the initial public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $310.4 million, or $7.49 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $4.73 per share to existing stockholders and immediate dilution of $13.51 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

              The following table illustrates this per share dilution:

Initial public offering price per share		$21.00
Pro forma net tangible book value per share as of September 30, 2012	$2.76
Increase in pro forma net tangible book value per share attributable to new investors	4.73

Pro forma, as adjusted net tangible book value per share as of September 30, 2012 (as adjusted to give effect to this offering)		7.49

Dilution per share to new investors		$13.51

              The following table summarizes, as of September 30, 2012, on a pro forma as adjusted basis giving pro forma effect to the items discussed above and the sale of 11,764,706 shares of common stock in this offering, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table is based upon the initial public offering price of $21.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

	Shares Purchased		Total Consideration
					Average Price Per Shares
	Number	Percent	Amount	Percent
	(millions)		(millions)
Existing stockholder	29.7	71.6%	$380.6	60.6%	$12.81
New investors	11.8	28.4	247.0	39.4	21.00

Total	41.5	100%	$627.6	100%

              Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately 68.7% and our new investors would own approximately 31.3% of the total number of shares of our common stock outstanding after this offering.

              To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the 2013 Incentive Plan) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following tables set forth our selected consolidated historical and pro forma financial data. You should read the information set forth below in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Data" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for each of the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the nine-month periods ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 set forth below are derived from our unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Operating results for the nine-month periods are not necessarily indicative of results for a full financial year, or any other periods. See "Index to Consolidated Financial Statements." The statement of operations data for each of the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus.

	Year Ended December 31					Nine Months Ended September 30
	2007(1)	2008(1)	2009	2010	2011	2011	2012
	(in thousands, except share per data)
Statement of Operations Data:
Sales	$5,413,456	$2,977,498	$1,973,250	$2,240,591	$2,248,088	$1,700,646	$2,084,482
Costs and expenses(2)	5,193,236	3,002,002	2,056,699	2,253,753	2,275,134	1,718,616	2,029,956

Income (loss) from operations	220,220	(24,504)	(83,449)	(13,162)	(27,046)	(17,970)	54,526
Foreign exchange gain (loss)	4,451	(1,831)	1,025	352	(497)	(596)	125
Change in fair value of contingent value rights(3)	—	(507)	194	—	—	—	—
Change in fair value of interest rate swaps(4)	3,733	(6,284)	—	—	—	—	—
Gain on repurchase of long-term debt(5)	—	—	6,026	28	—	—	—
Interest expense	(96,802)	(34,313)	(22,520)	(21,005)	(18,987)	(14,174)	(14,471)
Interest income	4,083	4,931	886	790	407	314	281

	(84,535)	(38,004)	(14,389)	(19,835)	(19,077)	(14,456)	(14,065)
Income (loss) before income taxes	135,685	(62,508)	(97,838)	(32,997)	(46,123)	(32,426)	40,461
Income tax provision	(7,988)	(470)	(660)	(300)	(240)	(146)	(243)

Net income (loss)	$127,697	$(62,978)	$(98,498)	$(33,297)	$(46,363)	$(32,572)	$40,218
Net income (loss) per common share:
Basic and diluted(6)	$4.30	$(2.12)	$(3.32)	$(1.12)	$(1.56)	$(1.10)	$1.35

Weighted average shares outstanding:
Basic and diluted(6)	29,700	29,700	29,700	29,700	29,700	29,700	29,700
Pro forma net income (loss) per share(7)					$(1.18)		$1.02

Pro forma weighted average shares outstanding(7)					39,311		39,311

	Year Ended December 31					Nine Months Ended September 30
	2007(1)	2008(1)	2009	2010	2011	2011	2012
	(in thousands)
Other Financial Data:
Depreciation and amortization	$123,909	$36,258	$40,874	$34,899	$37,022	$27,500	$24,918
Capital expenditures(8)	187,972	51,867	21,404	35,751	39,319	31,081	20,037
EBITDA(9)	348,580	9,416	(35,330)	22,117	9,479	8,934	79,569
Adjusted EBITDA(9)	93,496	(13,789)	(41,550)	17,476	9,479	8,934	79,569

	December 31
						September 30, 2012
	2007(1)	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$57,622	$275,802	$287,101	$264,601	$182,455	$224,418
Total current assets	2,380,778	643,533	623,242	637,385	595,230	729,143
Property and equipment, net	313,117	291,999	270,229	273,569	266,456	263,671
Total assets	2,774,191	979,453	937,917	952,233	902,831	1,031,470
Total debt	1,171,063	315,000	303,146	219,560	219,560	219,560
Total stockholder's equity	965,423	329,372	359,285	409,093	282,619	326,210

(1)
On February 22, 2008, we sold our Paper and Packaging & Newsprint assets and most of our Corporate and Other assets to Boise Inc. Fiscal years 2007 and 2008 include the operating results of our sold Paper and Packaging & Newsprint assets through February 21, 2008.

(2)
In 2007, costs and expenses include $4.4 million of income for changes in our retiree healthcare programs. In 2008, costs and expenses include $11.3 million of expenses related to closing our veneer operations in St. Helens, Oregon and our plywood manufacturing facility in White City, Oregon, a $5.7 million net gain on the sale of our indirect wholly owned subsidiary in Brazil and a $2.9 million gain on the sale of our Paper and Packaging & Newsprint assets. In 2009, costs and expenses include $8.9 million of expenses related to a facility closure, of which $3.7 million was included in EBITDA and $5.2 million was accelerated depreciation recorded in depreciation and amortization. In 2010, costs and expenses include $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing. In 2011, costs and expenses include $3.8 million of expense related to the closure of a laminated beam plant and noncash asset write-downs, of which $2.9 million was included in the first nine months of 2011.

(3)
Represents the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets in 2008.

(4)
2007 includes approximately $8.4 million of income related to the change in fair value of interest rate swaps in connection with the repayment of some of our variable-rate debt, partially offset by $4.6 million of expense related to changes in the fair value of our interest rate swaps that we accounted for as economic hedges. 2008 includes $6.3 million of expense related to changes in the fair value of our interest rate swaps that we accounted for as economic hedges.

(5)
Represents gain on the repurchase of $11.9 million and $8.6 million of our senior subordinated notes in 2009 and 2010, respectively.

(6)
We have adjusted our historical financial statements to retroactively reflect the common stock authorized and outstanding following our conversion from a limited liability company to a corporation, resulting in a retroactive adjustment to weighted average shares outstanding.

(7)
Both pro forma net income (loss) per share and pro forma weighted shares outstanding give effect to the issuance of shares in this offering. Pro forma weighted average common shares outstanding has been computed to give effect to cash distributions to BC Holdings of $228.3 million during the year ended December 31, 2012. The shares deemed to be outstanding gives effect to the sale by us of shares of common stock in this offering at the initial public offering price of $21.00 per share, which proceeds would be necessary to pay the distributions to the extent that the distribution exceeds net income of $26.4 million during the LTM period. The pro forma results of our being treated as a corporation had no impact on net income (loss) for the pro forma nine months ended September 30, 2012 and the pro forma year ended December 31, 2011, primarily as a result of placing a full valuation allowance on the tax benefits associated with the 2011 net operating losses. The pretax income for the nine months ended September 30, 2012 would not have resulted in an adjustment to our income tax provision due to the utilization of the net operating losses carried forward from 2011. In addition, due to its non-recurring nature, the pro forma presentation does not reflect the recognition of a net deferred tax liability of approximately $4.0 million, net of deferred tax assets and related valuation allowances, related to our tax status conversion from a limited liability company to a corporation. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 38% under current tax law. The prior net operating losses we incurred while treated as a partnership were passed through to our equityholder with the exception of an immaterial amount associated with some state tax jurisdictions. As a result, we will not have net operating losses from periods in which we were taxed as a partnership to offset cash taxes on taxable income earned in future periods in which we will be treated as a corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation."

(8)
For 2009, includes $0.9 million of cash paid for the purchase of a truss assembly operation and EWP sales office in Saco and Biddeford, Maine, respectively and $3.7 million of cash paid for the purchase of a sawmill in Pilot Rock, Oregon. For 2011, includes $5.8 million of cash paid for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho. For the first nine months of 2012, includes $2.4 million of cash paid for the February 2012 acquisition of a sawmill in Arden, Washington.

(9)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA is defined as EBITDA before the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets, as well as certain other unusual items, including gain on the repurchase of long-term debt and a litigation gain. For years 2007 and 2008, Adjusted EBITDA also excludes the operating results related to the Paper and Packaging & Newsprint assets sold in February 2008.

              The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31					Nine Months Ended September 30
	2007(b)	2008(b)	2009	2010	2011	2011	2012
	(in millions)
Net income (loss)	$127.7	$(63.0)	$(98.5)	$(33.3)	$(46.4)	$(32.6)	$40.2
Change in fair value of interest rate swaps(a)	(3.7)	6.3	—	—	—	—	—
Interest expense	96.8	34.3	22.5	21.0	19.0	14.2	14.5
Interest income	(4.1)	(4.9)	(0.9)	(0.8)	(0.4)	(0.3)	(0.3)
Income tax provision	8.0	0.5	0.7	0.3	0.2	0.1	0.2
Depreciation and amortization	123.9	36.3	40.9	34.9	37.0	27.5	24.9

EBITDA	$348.6	$9.4	$(35.3)	$22.1	$9.5	$8.9	$79.6
Paper segment(b)	(177.3)	(21.1)	—	—	—	—	—
Packaging & Newsprint segment(b)	(77.8)	(5.7)	—	—	—	—	—
Change in fair value of contingent value rights(c)	—	0.5	(0.2)	—	—	—	—
Gain on repurchase of long-term debt(d)	—	—	(6.0)	(0.0)	—	—	—
Litigation gain(e)	—	—	—	(4.6)	—	—	—
Facility closures and sales, net(e)	—	3.1	—	—	—	—	—

Adjusted EBITDA	$93.5	$(13.8)	$(41.6)	$17.5	$9.5	$8.9	$79.6

(a)
See Note (4) above.

(b)
See Note (1) above.

(c)
See Note (3) above.

(d)
See Note (5) above.

(e)
See Note (2) above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read this discussion and analysis in conjunction with our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis covers periods prior to this offering and related transactions (including the conversion of Boise Cascade, L.L.C. into a Delaware corporation on February 4, 2013). As a result, the discussion and analysis of historical periods does not reflect the impact that this offering, such conversion and other related transactions will have on us. Our historical results may not be indicative of our future performance. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those discussed in "Risk Factors." Our actual results may differ materially from those contained in any forward-looking statements.

Overview

Company Background

              We are a large, vertically-integrated wood products manufacturer and building materials distributor with 49 facilities (consisting of 18 manufacturing facilities and 31 distribution facilities) located throughout the United States and Canada. We have three reportable segments: (i) Wood Products, which manufactures and sells EWP, plywood, particleboard, studs and ponderosa pine lumber; (ii) Building Materials Distribution, which is a wholesale distributor of building materials; and (iii) Corporate and Other, which includes corporate support staff services, related assets and liabilities and foreign exchange gains and losses. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of leading wholesalers, home improvement centers, retail lumberyards and industrial converters. Our Wood Products and Building Materials Distribution segments are vertically-integrated from wood procurement through distribution. Approximately 37% of the sales of our Wood Products segment were to our Building Materials Distribution segment in the LTM period. No single customer represented more than 11% of sales and our top ten customers represented less than 31% of sales in the LTM period.

Factors That Affect Our Operating Results

              Our results of operations and financial performance are influenced by a variety of factors, including: (i) the commodity nature of the products we manufacture and distribute; (ii) general economic and industry conditions affecting demand; and (iii) availability and affordability of raw materials, including wood fiber, glues, resins and energy. These factors have historically produced cyclicality in our results of operations, and we expect this cyclicality to continue in future periods.

    Commodity Nature of Our Products

              Many of the building products we manufacture or distribute, including OSB, plywood, lumber and particleboard, are commodities that are widely available from other manufacturers or distributors with prices and volumes determined frequently based on participants' perceptions of short-term supply and demand factors. At times, the price for any one or more of the products we produce may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. As a result, our profitability with respect to these commodity products depends, in significant part, on managing our cost structure, particularly raw materials and labor, which represent the largest components of our operating costs, as well as the purchase cost for commodities we distribute. Commodity wood product prices could be volatile in response to operating rates and inventory levels in various distribution channels.

              The following table provides changes in the average composite panel (a composite calculation based on index prices for OSB and plywood) and average composite lumber prices as reflected by Random Lengths for the periods noted below:

	Year Ended December 31,		Nine Months Ended September 30,
	2010 versus 2009	2011 versus 2010	2012 versus 2011
Increase (decrease) in panel prices	25%	(10)%	28%
Increase (decrease) in lumber prices	27%	(4)%	14%

              Periods of increasing prices provide the opportunity for higher sales and increased margins, while declining price environments may result in declines in sales and profitability. The increase in panel prices during the nine months ended September 30, 2012 compared to the same period in 2011, particularly in plywood, was the primary driver of our improved total sales and income from operations for the nine months ended September 30, 2012 of $383.9 million and $72.5 million, respectively. For further discussion of the impact of commodity prices on historical periods, see "—Our Operating Results."

              In our Wood Products segment, our plan is to continue to respond to difficult market conditions by actively managing our production facilities to balance supply with demand. In addition, we plan to further expand our market position in EWP. We believe that EWP will continue to gain market share from dimensional lumber products and that margins for EWP over time will be higher and more stable than those for most dimensional lumber products. We are focused on leveraging our manufacturing position, comprehensive customer service offering, design support capabilities and efficient distribution network to continue to gain market share among home builders, building products retailers and other distributors.

    General Economic and Industry Conditions Affecting Demand

              The level of housing starts is especially important to our results of operations. From 2005 to 2011, total housing starts in the United States declined by more than 70% and remained substantially below average historical levels during the first nine months of 2012. The significant drop in new residential construction created challenging conditions for building products manufacturers and distributors, with substantial reductions in manufacturing and distribution capacity occurring since late 2008 as companies adjusted to lower industry demand.

              In contrast, housing starts increased substantially in 2012 and, as a result, demand for the products we manufacture and distribute has also increased. U.S. single- and multi-family housing starts were 0.87 million in September 2012 on a seasonally adjusted annual rate basis, an increase of 35% from September 2011. Many economists expect housing starts to continue to increase. As of December 2012, the Blue Chip Economic Indicators median consensus forecast of single and multi-family housing starts in the U.S. was approximately 0.78 million units for 2012 and approximately 0.96 million units for 2013, which represent annual increases of 28% and 23%, respectively. We believe that over the long-term, there is considerable growth potential in the U.S. housing sector. As of December 2012, IHS Global Insight estimates that total U.S. single- and multi-family housing starts will average 1.47 million units per year from 2012 through 2021, levels that are in line with the 50-year historical average.

              Unemployment rates in the U.S. improved to 7.8% as of September 30, 2012, from 9.0% as of September 30, 2011. We believe continued employment growth, prospective homebuyers' access to financing, and improved consumer confidence will be necessary to increase household formation rates. Improved household formation rates in turn will help reduce excess housing inventory and stimulate new construction.

              Demand for new residential construction is also influenced by several other economic conditions, including mortgage availability and rates, household formation rates, domestic population growth, immigration rates, residential vacancy and foreclosure rates, demand for second homes, existing home prices and consumer confidence.

              We believe that our product line diversification provides us some protection from declines in new residential construction. Our products are used not only in new residential construction, but also in residential repair and remodeling projects. Our sales to home improvement centers have increased significantly over the last three years. We believe the overall age of the U.S. housing stock, resales of existing homes, increased focus on making homes more energy efficient, rising home prices and availability of consumer loans at low interest rates will continue to support long-term growth in repair and remodeling expenditures and increased demand through home improvement centers and our other customers that service professional contractors.

    Availability and Affordability of Raw Materials

              Our principal raw material is wood fiber, which accounted for approximately 38% of the aggregate amount of materials, labor and other operating expenses, including from related parties (excluding depreciation), for our Wood Products segment in 2011. Timber comprises over 80% of our wood fiber costs and we satisfy our timber requirements through a combination of purchases under supply agreements, open market purchases and purchases pursuant to contracts awarded under public timber auctions. In February 2005, one of our affiliates sold its timberland operations to Forest Capital Partners, LLC ("Forest Capital"), an unaffiliated third party. In connection with this sale, we entered into a series of fiber supply agreements with Forest Capital. These fiber supply agreements required Forest Capital to sell a specified amount of timber to us at prices generally related to market prices. In 2011, approximately 43% of our timber was supplied pursuant to these agreements. In July 2011, Forest Capital sold approximately 50,000 acres of the timberlands in Louisiana to Rayonier Louisiana Timberlands, LLC, a timberland real estate investment trust ("Rayonier"). In July 2012, Forest Capital sold the remaining legacy timberlands in Louisiana, Washington, Oregon, Minnesota and Idaho to a group of purchasers, whose investments in the timberlands are managed by Hancock Natural Resource Group, Inc. ("Hancock"). In July 2012, Hancock resold approximately 110,000 acres of the Louisiana timberlands to a group of purchasers whose investments in the timberlands are managed by The Molpus Woodlands Group LLC ("Molpus"). The purchasers of the timberlands (other than Molpus and Rayonier) assumed Forest Capital's obligations under the 2005 wood supply agreements. The Molpus entities and Rayonier each entered into a new master harvest rights agreement on substantially the same terms. As a result of Forest Capital's sale of the timberlands to various purchasers, our sources of timber are more diversified. See "Business—Wood Products—Raw Materials and Input Costs" for a description of these agreements.

              We also bid in auctions conducted by federal, state and local authorities for the purchase of timber, generally at fixed prices, under contracts with a term of generally one to three years. In 2011, approximately 22% of our timber was supplied under government contracts. The remainder of our log supply in 2011 was supplied through private purchases directly from timber owners or through dealers.

              The following table provides changes in our average per-unit log costs for the periods noted below:

	Year Ended December 31,		Nine Months Ended September 30,
	2010 versus 2009	2011 versus 2010	2012 versus 2011
Increase in per-unit log costs	1%	6%	4%

              The cost of timber is strongly correlated with prevailing product prices for building materials and manufacturers' expectations for future product prices, with an increase in product prices driving increases in timber costs. Because wood fiber is a commodity, prices have been cyclical historically in response to changes in domestic and foreign demand and supply. Demand for dimension lumber has a strong influence on pricing, as the dimension lumber industry is the largest consumer of timber. We anticipate that wood fiber costs will fluctuate in the future as building material product prices fluctuate. Generally, increases in the cost of timber lag product price increases, as improved manufacturer profitability often leads to increased demand for timber.

              Foreign demand for timber exports, particularly from China, increased timber costs in the Western U.S. in 2010 and 2011 and negatively affected wood products manufacturers in the region. In the future, we expect the level of foreign demand for timber exports from the Western U.S. to fluctuate based on economic activity in China and other Pacific Rim countries, currency exchange rates and the availability of timber supplies from other countries such as Canada, Russia and New Zealand. Sustained periods of high timber costs may impair the cost competitiveness of our manufacturing facilities. Availability of residual wood fiber for our particleboard operation has been negatively affected by significant mill closures and curtailments that have occurred among solid-wood product producers.

              Our aggregate cost of obtaining timber is also impacted by fuel costs and the distance between our fiber source and our facilities, as we are often required to transport the timber we purchase from the source to our facilities.

              We also use various resins and glues in our manufacturing processes, which accounted for approximately 6% of the aggregate amount of materials, labor and other operating expenses, including from related parties (excluding depreciation), for our Wood Products segment in 2011. The costs of resins and glues are influenced by changes in the prices of raw material input costs, primarily fossil fuel products. We purchase many of our raw materials through long-term contracts that contain price adjustment mechanisms that take into account changes in market prices. Therefore, although our long-term contracts provide us with supplies of raw materials and energy that are more stable than open-market purchases, in many cases they will not alleviate fluctuations in market prices.

              We also purchase OSB, which is used as the vertical web used to assemble I-joists, from third parties. OSB accounted for approximately 4% of the aggregate amount of materials, labor and other operating expenses, including from related parties (excluding depreciation), for our Wood Products segment in 2011.

              The following table provides average weekly OSB composite prices as reflected by Random Lengths for the years ended December 31, 2009, December 31, 2010 and December 31, 2011, and the nine months ended September 30, 2012:

	Year Ended			Nine Months Ended
	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2012
OSB composite prices	$186	$253	$209	$280

Our Operating Results

              The following tables set forth our operating results in dollars and as a percentage of sales for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012:

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in millions)
Sales
Trade	$1,935.4	$2,215.3	$2,229.3	$1,687.0	$2,069.8
Related parties(a)	37.9	25.3	18.8	13.6	14.7

	1,973.3	2,240.6	2,248.1	1,700.6	2,084.5

Costs and expenses
Materials, labor and other operating expenses (excluding depreciation)	1,757.1	1,947.4	1,952.6	1,475.8	1,751.2
Materials, labor and other operating expenses from related parties (excluding depreciation)(a)	29.9	33.6	40.1	31.1	44.7
Depreciation and amortization	40.9	34.9	37.0	27.5	24.9
Selling and distribution expenses	190.4	202.5	205.0	153.3	176.9
General and administrative expenses	27.4	38.5	37.2	28.5	31.9
General and administrative expenses from related party(a)	10.2	1.6	—	—	—
Other (income) expense, net	0.8	(4.6)	3.2	2.3	0.4

	2,056.7	2,253.8	2,275.1	1,718.6	2,030.0

Income (loss) from operations	$(83.5)	$(13.2)	$(27.0)	$(18.0)	$54.5
	(percentage of sales)
Sales
Trade	98.1%	98.9%	99.2%	99.2%	99.3%
Related parties	1.9	1.1	0.8	0.8	0.7

	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses
Materials, labor and other operating expenses, including related parties (excluding depreciation)(a)	90.6%	88.4%	88.6%	88.6%	86.2%
Depreciation and amortization	2.1	1.6	1.6	1.6	1.2
Selling and distribution expenses	9.7	9.0	9.1	9.0	8.5
General and administrative expenses, including related party(a)	1.9	1.8	1.7	1.7	1.5
Other (income) expense, net	—	(0.2)	0.1	0.1	—

	104.2%	100.6%	101.2%	101.1%	97.4%

Income (loss) from operations	(4.2)%	(0.6)%	(1.2)%	(1.1)%	2.6%

(a)
For more information on our related-party transactions, see Note 4, "Transactions with Related Parties," to our audited consolidated financial statements included elsewhere in this prospectus.

Sales Volumes and Prices

              Set forth below are historical U.S. housing starts data, sales mix information for our Building Materials Distribution segment and segment sales volumes and average net selling prices for the principal products sold by our Wood Products segment for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012.

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in thousands)
U.S. Housing Starts(a)
Single-family	445.1	471.2	430.6	330.6	408.4
Multi-family	108.9	115.7	178.2	129.3	174.1

Total	554.0	586.9	608.8	459.9	582.5

	(in millions)
Segment Sales
Wood Products	$550.8	$687.4	$712.5	$532.2	$712.7
Building Materials Distribution	1,609.8	1,778.0	1,779.4	1,349.9	1,637.2
Intersegment eliminations	(187.3)	(224.8)	(243.7)	(181.5)	(265.4)

Total	$1,973.3	$2,240.6	$2,248.1	$1,700.6	$2,084.5

Wood Products	(in millions)
Sales Volumes
Laminated veneer lumber (LVL) (cubic feet)	5.6	6.6	7.1	5.3	7.0
I-joists (equivalent lineal feet)	87	106	110	84	110
Plywood (sq. ft.) (3/8" basis)	992	1,088	1,106	822	1,018
Lumber (board feet)	146	149	153	116	140
Wood Products	(dollars per unit)
Average Net Selling Prices
Laminated veneer lumber (LVL) (cubic foot)	$14.92	$15.53	$15.51	$15.85	$14.90
I-joists (1,000 equivalent lineal feet)	895	937	957	969	925
Plywood (1,000 sq. ft.) (3/8" basis)	213	248	232	230	292
Lumber (1,000 board feet)	349	424	421	422	431
Building Materials Distribution	(percentage of Building Materials Distributions sales)
Product Line Sales
Commodity	46.3%	49.5%	47.0%	47.1%	49.1%
General line	42.7%	39.2%	40.6%	40.9%	37.1%
Engineered wood products	11.0%	11.3%	12.4%	12.0%	13.8%

(a)
Actual U.S. housing starts as reported by the U.S. Census Bureau.

Nine Months Ended September 30, 2012 Compared With Nine Months Ended September 30, 2011

Sales

              For the nine months ended September 30, 2012, total sales increased $383.9 million, or 23%, to $2,084.5 million from $1,700.6 million for the same period in the prior year. The increase in total sales was due primarily to higher plywood sales volumes and prices, which increased 24% and 27%, respectively, as well as higher EWP sales volumes, which increased 31%, in our Wood Products segment, in each case as compared to the same period in the prior year. In addition, the increase in sales was driven by increases in sales volumes and prices of 13% and 8%, respectively, in our Building Materials Distribution segment, as compared to the same period in 2011. Average composite lumber and average composite panel prices for the nine months ended September 30, 2012 were 14% and 28% higher, respectively, than in the same period in the prior year, as reflected by Random Lengths composite lumber and panel pricing. Single-family housing starts, which are a primary driver of our sales and typically result in higher building product utilization per start than multi-family units, experienced an increase of 24% for the first nine months of the year, compared with the same period in 2011.

              Wood Products.    For the nine months ended September 30, 2012, sales, including sales to our Building Materials Distribution segment, increased $180.5 million, or 34%, to $712.7 million from $532.2 million in the same period in the prior year. The increase in sales was due primarily to higher plywood prices and volumes of $62.5 million and $45.0 million, respectively, as well as increased EWP volumes of $51.9 million, with the remaining increases due to increased lumber volumes; offset slightly by declines in EWP prices. The increase in sales volumes also drove an increase in shipping and handling revenue of $13.7 million. Plywood sales volumes increased 24% primarily as a result of increased operating rates and market share gains. LVL and I-joist sales volumes both increased 31% due to higher levels of residential construction activity, additional sales to existing customers and sales from new EWP customers. Lumber sales volumes increased 21% while higher residual fiber sales volumes also contributed to the increase in sales. Plywood prices increased 27%, while LVL and I-joist sales prices declined 6% and 5%, respectively.

              Building Materials Distribution.    For the nine months ended September 30, 2012, sales increased $287.3 million, or 21%, to $1,637.2 million from $1,349.9 million in the same period in the prior year. The increase in sales was driven primarily by improvements in sales volumes and prices of 13% and 8%, respectively. By product line, sales of EWP (substantially all of which is sourced through our Wood Products segment) increased 40%, or $64.0 million, commodity sales increased 27%, or $168.1 million, and general line products sales increased 10%, or $55.3 million.

Costs and Expenses

              For the nine months ended September 30, 2012, materials, labor and other operating expenses, including from a related party (excluding depreciation), increased $288.9 million, or 19%, to $1,795.9 million, compared with $1,507.0 million in the same period in the prior year. The increase primarily reflects higher purchased materials costs as a result of higher sales volumes in our Building Materials Distribution segment. In addition, higher manufacturing costs, including wood costs, labor, glues and resins and energy, were driven by higher sales volumes of plywood and EWP in our Wood Products segment, as well as higher per-unit log costs, which increased 4% as compared to the same period in 2011. However, manufacturing costs in our Wood Products segment as a percentage of sales ("MLO rate") decreased by 660 basis points due to higher sales. The decrease in MLO rate was primarily the result of improved leveraging of labor costs, other raw materials and fixed manufacturing costs, and wood fiber costs of 360, 230 and 70 basis points, respectively.

              For the nine months ended September 30, 2012, depreciation and amortization expenses decreased $2.6 million, or 9%, to $24.9 million, compared with $27.5 million in the same period in the prior year. The decrease was due primarily to certain property and equipment becoming fully depreciated during 2011.

              For the nine months ended September 30, 2012, selling and distribution expenses increased $23.6 million, or 15%, to $176.9 million, compared with $153.3 million during the same period in 2011. The increase was due primarily to increased compensation and benefit costs of $15.1 million, including performance-based incentive costs, due to our improved operating results, as well as higher transportation costs of $3.3 million in our Building Materials Distribution segment due to increased sales volumes.

              For the nine months ended September 30, 2012, general and administrative expenses increased $3.4 million, or 12%, to $31.9 million, compared with $28.5 million for the same period in 2011. The increase was due primarily to higher performance-based incentive costs as a result of improved operating results.

              Outsourcing Services Agreement.    Included in costs and expenses for each of the nine-month periods ended September 30, 2012 and 2011 are $11.0 million of expenses related to the Outsourcing Services Agreement we have with Boise Inc. For more information related to the Outsourcing Services Agreement, see Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements, included elsewhere in this prospectus.

              For the nine months ended September 30, 2012, other (income) expense, net, was insignificant. Other (income) expense, net, for the nine months ended September 30, 2011, was $2.3 million of expense, including $1.3 million related to the closure of a manufacturing plant in our Wood Products segment and $1.2 million in noncash asset write-downs.

Income (Loss) From Operations

              Income from operations increased $72.5 million to $54.5 million for the nine months ended September 30, 2012, compared with a $18.0 million loss for the nine months ended September 30, 2011. Our improved financial results were driven primarily by higher sales volumes and prices for many of the products we manufacture and distribute, as discussed above. In addition, during the nine months ended September 30, 2011, we recorded $2.9 million of charges related to the closure of a manufacturing plant in our Wood Products segment and noncash asset write-downs. These charges are discussed in more detail below.

              Wood Products.    For the nine months ended September 30, 2012, segment income improved $58.8 million to $48.8 million of income from a $10.0 million loss for the nine months ended September 30, 2011. The increase in segment income was driven primarily by higher plywood sales prices as well as lower per-unit manufacturing costs resulting from higher sales volumes of EWP and plywood and productivity improvements. These improvements were offset partially by higher log costs, an increase in selling and distribution costs, and declines in EWP prices. In addition, during the nine months ended September 30, 2011, we recorded charges of $2.2 million related to the closure of a manufacturing plant in our Wood Products segment and noncash asset write-downs.

              Building Materials Distribution.    For the nine months ended September 30, 2012, segment income increased $15.4 million to $18.2 million from $2.8 million for the nine months ended September 30, 2011. The improvement in segment income was driven primarily by a 13% improvement in sales volumes and a 10-basis-point improvement in gross margins. While total selling and distribution expenses increased 13%, these costs decreased as a percentage of segment sales by 70 basis points, as selling and distribution expenses did not increase at the same rate as sales. In addition, during the nine months ended September 30, 2011, we recorded a noncash asset write-down of $0.8 million.

Other

              Foreign Exchange Gain (Loss).    For the nine months ended September 30, 2012, foreign exchange gain was $0.1 million compared with a loss of $0.6 million for the same period in the prior year. The gain was driven primarily by the strengthening of the Canadian dollar compared with the U.S. dollar.

              Interest Expense.    Interest expense increased $0.3 million to $14.5 million, or 2%, for the nine months ended September 30, 2012, compared with $14.2 million for the nine months ended September 30, 2011. The increase in interest expense was attributable to higher deferred financing amortization costs related to our revolving credit facility entered into in July 2011.

2011 Compared With 2010

Sales

              For the year ended December 31, 2011, total sales increased $7.5 million, or 0.3%, to $2,248.1 million from $2,240.6 million during the year ended December 31, 2010, driven primarily by increases in sales volumes for LVL, I-joist, and plywood of 8%, 5%, and 2%, respectively, as compared to 2010, as well as higher byproduct sales, offset partially by a decrease in plywood prices of 6%, as compared to 2010. U.S. housing starts increased 4% in 2011, compared with the prior year. However, single-family housing starts, which are a primary driver of our sales and typically result in higher building product utilization per start than multi-family units, declined 9% for the year, compared with 2010. Commodity product prices in 2011 were much less volatile than commodity product prices in 2010. Average composite lumber and panel prices in 2011 were 4% and 10% lower, respectively, than in 2010 as reflected by Random Lengths composite lumber and panel pricing.

              Wood Products.    For the year ended December 31, 2011, sales, including sales to our Building Materials Distribution segment, increased $25.1 million, or 4%, to $712.5 million from $687.4 million in 2010. The increase in sales was due primarily to higher EWP and plywood sales volumes of $12.7 million and $4.6 million, respectively, as well as higher byproduct sales of $11.3 million, offset partially by lower plywood prices of $16.9 million. The increase in sales volumes also drove an increase in shipping and handling revenue of $6.8 million. In 2011, LVL and I-joist sales volumes increased 8% and 5%, respectively, due to the capture of further sales opportunities with customers in the U.S. and Canada and further EWP market penetration. Compared with 2010, I-joist prices increased 2%, while LVL prices were flat. Plywood volumes increased 2% in 2011, while plywood prices decreased 6% compared to the prior year.

              Building Materials Distribution.    For the year ended December 31, 2011, sales increased $1.4 million, or 0.1%, to $1,779.4 million from $1,778.0 million for the year ended December 31, 2010. Compared with 2010, the overall volume of product sold and product sales prices were flat. By product line, sales of EWP increased 10%, or $19.7 million, and general line products sales increased 3%, or $25.5 million, respectively, offset by a 5%, or $43.8 million, decline in commodity sales due to lower pricing.

Costs and Expenses

              Materials, labor and other operating expenses, including from related parties (excluding depreciation), increased $11.7 million, or 1%, to $1,992.7 million for the year ended December 31, 2011, compared with $1,981.0 million during the prior year. The increase primarily reflects higher manufacturing costs, including wood costs, labor, glues and resins and energy, as a result of higher sales volumes of EWP and plywood in our Wood Products segment. In addition, the MLO rate increased by 20 basis points. Within wood costs, delivered log costs were 6% higher in 2011 as compared with 2010, driven by higher log costs in the Pacific Northwest, offset partially by lower costs for OSB in our I-joist production. In our Wood Products segment, MLO rate increased by 50 basis points. The increase in the Wood Products segment MLO rate was primarily the result of higher wood fiber costs and labor costs of 230 and 40 basis points, respectively, offset partially by a 220 basis point decrease in other raw materials and fixed manufacturing costs.

              Depreciation and amortization expenses increased $2.1 million, or 6%, to $37.0 million for the year ended December 31, 2011, compared with $34.9 million during the prior year. The increase was due primarily to purchases of property and equipment and accelerated depreciation of $0.4 million on a closed manufacturing plant in our Wood Products segment.

              Selling and distribution expenses increased $2.5 million, or 1%, to $205.0 million for the year ended December 31, 2011, compared with $202.5 million for the prior year. The increase was due primarily to higher employee-related expenses of $1.4 million, including costs in our Wood Products segment, to support our growing EWP sales in Canada. In addition, in our Building Materials Distribution segment, higher transportation costs of $1.4 million were offset partially by lower other variable expenses.

              General and administrative expenses, including from related party, decreased $2.8 million, or 7%, to $37.2 million for the year ended December 31, 2011, compared with $40.0 million for the prior year. The decrease was due primarily to lower incentive compensation costs.

              Outsourcing Services Agreement.    Included in the 2011 and 2010 costs and expenses set forth above are $14.7 million and $14.4 million, respectively, of expenses related to the Outsourcing Services Agreement we have with Boise Inc., under which Boise Inc. provides a number of corporate staff services to us at cost. For more information related to the Outsourcing Services Agreement, see Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements included elsewhere in this prospectus.

              Other (income) expense, net, for the year ended December 31, 2011, was $3.2 million of expense, including $1.3 million related to the closure of a laminated beam manufacturing plant in Emmett, Idaho and $2.0 million in noncash asset write-downs. In 2010, other (income) expense included $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing.

Income (Loss) From Operations

              Loss from operations increased $13.8 million to a $27.0 million loss for the year ended December 31, 2011, compared with a $13.2 million loss for the year ended December 31, 2010, due primarily to a 20-basis-point decline in gross margins, as further described below and $3.8 million of charges related to the closure of a laminated beam manufacturing plant in Emmett, Idaho and noncash asset write-downs. Also, 2010 benefited from $4.6 million of income from a litigation settlement related to vendor product pricing. These changes are discussed in more detail below.

              Wood Products.    Segment loss increased $7.0 million, or 86%, to $15.1 million for the year ended December 31, 2011, from $8.1 million for the year ended December 31, 2010. The increase in segment loss was driven primarily by a 6% decrease in plywood prices, offset partially by higher prices and sales volumes in our EWP business, as well as higher byproduct sales. In addition, depreciation and amortization expense and selling and distribution costs increased in 2011 compared with the prior year. During 2011, we also recorded charges of $2.6 million related to the closure of a laminated beam manufacturing plant in Emmett, Idaho and noncash asset write-downs. During 2010, the segment benefited from $0.5 million of income from a litigation settlement related to vendor product pricing. Excluding the $2.6 million of closure costs and noncash asset write-downs from the 2011 results and the $0.5 million litigation settlement from the 2010 results, segment loss increased $3.9 million.

              Building Materials Distribution.    Segment income decreased $9.6 million, or 83%, to $2.0 million for the year ended December 31, 2011, from $11.6 million for the year ended December 31, 2010. The decrease in income was driven by a 20-basis-point decline in gross margins resulting from competitive pressures and more stable commodity pricing, allowing for less margin opportunity, a $0.9 million increase in depreciation and amortization expense and higher transportation costs. In addition, during 2011, we recorded $1.2 million of noncash asset write-downs. During 2010, the segment benefited from $4.1 million of income from a litigation settlement related to vendor product pricing. Excluding the $1.2 million of noncash asset write-downs from the 2011 results and the $4.1 million litigation settlement from the 2010 results, segment income declined $4.3 million.

Other

              Foreign Exchange Gain (Loss).    For the year ended December 31, 2011, foreign exchange loss was $0.5 million, compared with a gain of $0.4 million for the prior year. The 2011 loss was driven primarily by the strengthening of the U.S. dollar, compared with the Canadian dollar.

              Interest Expense.    Interest expense decreased $2.0 million, or 10%, to $19.0 million for the year ended December 31, 2011, compared with $21.0 million for the prior year. We paid down outstanding borrowings on our credit facility in April 2010 and repurchased $8.6 million of our senior subordinated notes in December 2010, which subsequently lowered our interest expense. In addition, interest expense was higher in 2010 due to the write-off of a portion of deferred financing costs associated with the April 2010 paydown and commitment reduction of our prior revolving credit facility.

2010 Compared With 2009

Sales

              Total sales increased $267.3 million, or 14%, to $2,240.6 million in 2010 from $1,973.3 million in 2009. The increase in sales was due primarily to higher plywood sales prices and volumes of 16% and 10%, respectively, as well as increased LVL and I-joist sales volumes of 16% and 21%, respectively, in our Wood Products segment. In addition, the increase in sales was driven by an 11% increase in product sales prices in our Building Materials Distribution segment. The Random Lengths' composite lumber and panel prices were approximately 27% and 25% higher, respectively, on average, during 2010 compared with 2009. Government interventions, like the tax credit for first-time home buyers, supported the new residential construction market in the first half of 2010, but once the tax credit expired, demand weakened. Lumber and panel prices rose sharply from the start of the year through April 2010 and began to retreat in early May. The Random Lengths composite lumber and panel prices dropped from $367 and $474, respectively, at their peak in April 2010 to $247 and $328, respectively, by late June. We believe the dramatic drop was the result of stagnating demand and increased industry production in response to a run-up in prices in the first four months of the year, which resulted from constrained dealer inventory levels, curtailments and disrupted imports. Prices were less volatile in the last half of the year.

              Wood Products.    Sales increased $136.6 million, or 25%, to $687.4 million in 2010 from $550.8 million in 2009. The increase in sales was due primarily to higher plywood prices and sales volumes of $37.3 million and $20.4 million, respectively, as well as higher EWP sales volumes and prices of $30.5 million and $8.4 million, respectively. In addition, increased lumber prices and higher byproduct sales contributed $11.2 million and $6.9 million, respectively. The increase in sales volumes drove an increase in shipping and handling revenue of $10.3 million. The increase in sales volumes was due primarily to the capture of further sales opportunities with existing customers of plywood and EWP and the modest 6% increase in housing starts. Compared with 2009, plywood sales prices and volumes increased 16% and 10%, respectively, and lumber sales prices and volumes increased 21% and 2%, respectively. In 2010, LVL and I-joist sales volumes increased 16% and 21%, respectively, due to the capture of further sales opportunities with existing customers, the modest increase in housing starts and further EWP market penetration, as more builders transitioned to the use of EWP. Compared with 2009, LVL and I-joist prices increased 4% and 5%, respectively, due to two price increases implemented in 2010.

              Building Materials Distribution.    Sales increased $168.2 million, or 10%, to $1,778.0 million in 2010 from $1,609.8 million in 2009. The increase was driven primarily by an 11% increase in product sales prices. Compared with 2009, the volume of product sold was flat. By product line, commodity sales increased 18%, or $134.8 million, sales of EWP increased 13%, or $23.8 million, and general line products sales increased 1%, or $9.6 million.

Costs and Expenses

              Materials, labor and other operating expenses, including from related parties (excluding depreciation), increased $194.0 million, or 11%, to $1,981.0 million in 2010, compared with $1,787.0 million in 2009. The increase was driven primarily by higher purchased materials costs of $164.5 million in our Building Materials Distribution segment. Gross margins decreased 50 basis points in our Building Materials Distribution segment, due primarily to volatility in the commodity product markets during the year. Conversely, in 2009, commodity product prices trended higher, which positively affected gross margins. In our Wood Products segment, wood costs increased $27.6 million. Compared with 2009, chemical and energy costs increased $8.2 million. The increase in materials, labor and other operating expenses, including from related parties (excluding depreciation), was also attributable to an increase in sales volumes in all of our major product lines in our Wood Products segment. While total materials, labor and other operating expenses, including from related parties, increased in 2010, the MLO rate in our Wood Products segment decreased by 960 basis points. The decrease in the Wood Products segment MLO rate was primarily the result of improved leveraging of labor costs, wood fiber costs, and other raw materials and fixed manufacturing costs of 390, 350 and 220 basis points, respectively.

              Depreciation and amortization expenses decreased $6.0 million, or 15%, to $34.9 million in 2010, compared with $40.9 million in 2009. In 2009, we recognized $5.2 million of incremental expense as a result of accelerating depreciation on the assets at our La Grande, Oregon, lumber manufacturing facility following our decision to close the operations.

              Selling and distribution expenses increased $12.0 million, or 6%, to $202.5 million in 2010, compared with $190.4 million in 2009. The increase was due to increased occupancy-related expenses of $1.6 million at the building materials distribution facilities we added or expanded in 2010, increased transportation costs of $3.4 million and increased compensation and benefit costs of $3.4 million. While total selling and distribution expenses increased in 2010, costs decreased as a percent of sales, because these costs did not increase at the same pace as sales.

              General and administrative expenses, including from related party, increased $2.4 million, or 7%, to $40.0 million in 2010, compared with $37.6 million in 2009. The increase was principally the result of higher compensation and benefit costs.

              Outsourcing Services Agreement.    Included in the 2010 and 2009 costs and expenses set forth above, are $14.4 million and $14.9 million of expenses related to the Outsourcing Services Agreement we have with Boise Inc. For more information related to the Outsourcing Services Agreement, see Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements, included elsewhere in this prospectus.

              In 2010, other (income) expense included $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing. In 2009, other (income) expense included $3.2 million of expense related to facility closures and a net $0.7 million noncash curtailment gain related to amending our defined benefit pension plan for salaried employees and nonqualified salaried pension plans so that no future benefits would accrue in the plans after December 31, 2009.

Income (Loss) From Operations

              Our loss from operations decreased $70.3 million, or 84%, from $83.5 million in 2009 to $13.2 million in 2010. The improved financial results were driven primarily by higher product prices. Also contributing to the improved results in 2010 were favorable per-unit conversion costs in our Wood Products segment.

              Wood Products.    Segment loss decreased $69.2 million, or 90%, from $77.3 million in 2009 to $8.1 million in 2010. The improved financial results in 2010 were driven primarily by favorable product prices, primarily plywood prices, which increased 16%. Compared with 2009, favorable per-unit conversion costs also contributed to improved financial results. In 2010, we recorded $0.5 million of income from a litigation settlement related to vendor product pricing. The Wood Products segment loss for 2009 included $8.9 million of expenses related to closing our lumber manufacturing facility in La Grande, Oregon. Excluding the $0.5 million litigation settlement from the 2010 results and the $8.9 million of expenses related to closing our lumber manufacturing facility in La Grande in 2009, segment loss decreased $59.8 million.

              Building Materials Distribution.    Segment income increased $3.6 million, or 46%, from $8.0 million in 2009 to $11.6 million in 2010. Excluding the $4.1 million of income recorded from a litigation settlement related to vendor product pricing, segment income decreased $0.5 million. The decrease in income was driven by increased occupancy-related expenses at the building materials distribution facilities we added or expanded in 2010 and higher compensation and benefit costs, offset by higher gross margin dollars from increased sales.

Other

              Gain on repurchase of long-term debt.    During 2010 and 2009, we repurchased $8.6 million and $11.9 million of senior subordinated notes, respectively. In 2009, we recorded a $6.0 million gain related to the repurchase.

              Interest expense.    In 2010, interest expense was $21.0 million, compared with $22.5 million in 2009. The decrease was driven primarily by a lower amount of borrowings outstanding during 2010. For more information, see "—Liquidity and Capital Resources—Financing Activities."

Taxation

              On February 4, 2013, we converted from a limited liability company to a corporation and are subject to entity-level federal and state income taxation. In addition, we have filed an entity classification election with the Internal Revenue Service to elect to be treated as a corporation for federal and state income tax purposes effective as of January 1, 2013. As a limited liability company, we were not subject to entity-level federal or state income taxation. Our income tax provision generally consisted of income taxes payable to state jurisdictions that do not allow for the income tax liability to be passed through to our equityholder as well as income taxes payable by our separate subsidiaries that are taxed as corporations. As a limited liability company, we had an effective tax rate of less than 1%. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 38% under current tax law. The prior net operating losses we incurred while treated as a partnership were passed through to our equityholder with the exception of an immaterial amount associated with some state tax jurisdictions. As a result, we will not have net operating losses from periods in which we were taxed as a partnership to offset cash taxes on taxable income earned in future periods in which we will be treated as a corporation. To the extent we incur net operating losses in future periods in which we are treated as a corporation for tax purposes, such net operating losses could generally be used to offset cash taxes on future taxable income, subject to applicable tax laws.

Liquidity and Capital Resources

              At September 30, 2012, we had $224.4 million of cash and $219.6 million of long-term debt, including current portion. At September 30, 2012, we had $483.8 million of available liquidity (consisting of $224.4 million of cash and cash equivalents and $259.4 million of unused borrowing capacity under our senior secured asset-based revolving credit facility). At such date, if we would have borrowed the funds available under our revolving credit facility, we would not have been in breach of any covenant under the agreement governing our revolving credit facility or the indenture governing our senior subordinated notes. We generated $42.0 million of cash during the nine months ended September 30, 2012, as cash provided by operations was offset partially by capital spending, acquisitions and distributions to members, as discussed below.

              On September 7, 2012, we entered into a first amendment to our revolving credit facility, which increased the aggregate lending commitments under our revolving credit facility from $250.0 million to $300.0 million. On October 12, 2012, we borrowed $50.0 million under our revolving credit facility to partially fund the redemption of $75.0 million of our senior subordinated notes. In addition, on October 22, 2012, we issued $250.0 million aggregate amount of our senior notes to fund the redemption of our remaining senior subordinated notes and for general corporate purposes, as discussed further below. As a result of these measures, our long-term debt as of November 15, 2012 was $300.0 million.

              We ended 2011 with $182.5 million of cash and $219.6 million of long-term debt. At December 31, 2011, we had $324.3 million of available liquidity (unrestricted cash and cash equivalents and unused borrowing capacity under our revolving credit facility). We used $82.1 million of cash during the year ended December 31, 2011, principally to fund working capital increases, capital spending, pension contributions and acquisitions, as discussed below. On July 13, 2011, we replaced our $170.0 million credit facility with our revolving credit facility, a new $250.0 million credit facility that, when compared with the previous facility, has both lower interest rates and an extended maturity. See "—Financing Activities" below for more information on our revolving credit facility.

              At September 30, 2012 and December 31, 2011, our cash was invested in high-quality, short-term investments, which we record in "Cash and cash equivalents."

              In late December 2012, we made cash distributions of $225.0 million in aggregate to BC Holdings. We repaid $25.0 million of borrowings under our revolving credit facility prior to declaring the distributions in order to comply with the 3.5:1.0 pro forma leverage ratio contained in the indenture governing our senior notes. We anticipate that our cash reserves will be substantially replenished by the proceeds of this offering.

              We believe that our cash flows from operations, combined with our current cash levels, the proceeds from this offering and available borrowing capacity, will be adequate to fund debt service requirements and provide cash, as required, to support our ongoing operations, capital expenditures, lease obligations, working capital and pension contributions for at least the next 12 months.

              In recent years, our reported pension benefit obligations have grown significantly, primarily due to the low interest rate environment in the U.S. and its impact on the discount rate assumptions used to measure the present value of our pension benefit obligations. Assuming the low interest rate environment persists, we expect to have significant pension funding obligations. At December 31, 2011, we used a discount rate assumption of 4.20% to measure the present value of our pension benefit obligations, which resulted in a reported pension benefit obligation of approximately $470.0 million. The fair value of our pension plan assets at December 31, 2011 was approximately $282.0 million, and thus we reported an underfunded status of our defined benefit pension plans of approximately $188.0 million. If our discount rate assumption had declined by an additional 50 basis points to 3.70%, we estimate that our reported pension benefit obligation and underfunded status of our plans would have increased by approximately $36.0 million at December 31, 2011.

              We intend to fund our future pension obligations with cash on hand, cash generated from operations and additional external financing. In addition, we may also consider further contributions of Company owned real property to satisfy a portion of our minimum pension funding requirements. See "—Contractual Obligations" for an estimate of future minimum pension funding obligations. Also see "—Critical Accounting Estimates" and the footnotes to our consolidated financial statements included elsewhere in this prospectus for a further discussion of the assumptions used to measure the present value of our pension benefit obligations.

Sources and Uses of Cash

              We generate cash from sales of our products and from short-term and long-term borrowings. Our primary uses of cash are for expenses related to the manufacture and distribution of building products, including inventory purchased for resale, fiber, labor, energy and glues and resins. In addition to paying for ongoing operating costs, we use cash to invest in our business, repay debt and meet our contractual obligations and commercial commitments. Below is a discussion of our sources and uses of cash for operating activities, investing activities and financing activities.

	Year Ended December 31			Nine Months Ended September 30
	2009	2010	2011	2011	2012
	(in thousands)
Cash provided by (used for) operations	$(35,223)	$10,287	$(42,981)	$(31,116)	$64,872
Cash used for investment	(20,300)	(35,453)	(36,617)	(27,817)	(19,869)
Cash provided by (used for) financing	66,822	2,666	(2,548)	(2,547)	(3,040)

Operating Activities

    Nine Months Ended September 30, 2012 Compared With Nine Months Ended September 30, 2011

              For the nine months ended September 30, 2012, our operating activities generated $64.9 million of cash, compared with $31.1 million of cash used for operations in the same period in 2011. The $64.9 million of cash provided by operations was due primarily to $75.8 million of income (before noncash income and expenses), offset partially by a $7.5 million increase in working capital and pension contributions of $8.2 million. The $31.1 million of cash used for operations during the nine months ended September 30, 2011, was driven primarily by increases in working capital of $27.7 million and pension contributions of $10.3 million, offset partially by $7.0 million of income (before noncash income and expenses).

              The increases in working capital in both periods were attributable primarily to higher receivables and inventories, offset partially by an increase in accounts payable and accrued liabilities. The increases in receivables in both periods primarily reflect increased sales of approximately 33% and 33%, comparing sales for the months of September 2012 and 2011 with sales for the months of December 2011 and 2010, respectively. The increase in inventories during the nine months ended September 30, 2012, represents normal seasonal inventory build, product line expansions and an improvement in demand for our products from higher residential construction activity and market share gains. The increase in accounts payable and accrued liabilities provided $82.3 million of cash during the nine months ended September 30, 2012, compared with $27.6 million in the same period a year ago. During the nine months ended September 30, 2012, increases in inventory levels and accrued incentive compensation led to the increase in accounts payable and accrued liabilities.

    2011 Compared With 2010

              In 2011, our operating activities used $43.0 million of cash, compared with $10.3 million of cash provided by operating activities in 2010. Compared with 2010, the $53.3 million increase in cash used for operations in 2011 relates primarily to the following:

  •
  A $9.6 million decrease in income in our Building Materials Distribution segment and a $7.0 million increase in losses in our Wood Products segment.  The decline in results for 2011 was the result of a 20-basis-point decline in gross margins and higher transportation costs in our Building Materials Distribution segment. During 2010, we recorded $4.6 million of income for cash received from a litigation settlement related to vendor product pricing, of which $4.1 million was recorded in the Building Materials Distribution segment and $0.5 million in the Wood Products segment. Also, in our Wood Products segment, the increased loss was driven by a decrease in plywood selling prices and an increase in selling and distribution costs, offset partially by higher prices and sales volumes in our EWP business, as well as higher byproduct sales.

  •
  A $34.8 million increase in working capital during 2011, compared with a $2.6 million increase in working capital during 2010.  Working capital is subject to cyclical operating needs, the timing of the collection of receivables, the payment of payables and expenses and to a lesser extent, seasonal fluctuations in our operations. The increases in working capital in both periods were attributable primarily to higher receivables and inventories, offset partially by an increase in accounts payable and accrued liabilities. The increases in receivables in both periods primarily reflect increased sales of approximately 11% and 14%, comparing sales for the months of December 2011 and 2010 with sales for the months of December 2010 and 2009, respectively. The increase in inventories in 2011 primarily represents an increase in log and plywood inventory in our Wood Products segment. Accounts payable and accrued liabilities increased in 2011, as higher accounts payable, driven by higher inventories, were mostly offset by lower compensation and benefit-related accrued liabilities. We accrued less incentive compensation during the year ended December 31, 2011, compared with 2010 and the majority of the employee incentive compensation that was accrued in 2010 was paid out in first quarter 2011.

  •
  An increase in cash contributions to our pension plans.  During 2011, we used $13.6 million of cash to make pension contributions, compared with $3.9 million during 2010.

    2010 Compared With 2009

              In 2010, our operating activities provided $10.3 million of cash, compared with $35.2 million of cash used by operating activities in 2009. Compared with 2009, the $45.5 million increase in cash provided by operations in 2010 relates primarily to the following:

  •
  A $69.2 million decrease in losses in our Wood Products segment and a $3.6 million increase in income in our Building Materials Distribution segment.  The improved results for 2010 were the result of higher product prices, favorable per-unit conversion costs in our Wood Products segment and $4.6 million of income recorded from a litigation settlement.

  •
  Fewer cash contributions to our pension plans.  During 2010, we used $3.9 million of cash to make pension contributions, compared with $28.4 million during 2009.

  •
  The increase in cash provided by the items discussed above was offset partially by $2.6 million of cash used by an increase in working capital during 2010, compared with $40.7 million of cash generated by the reduction of working capital during 2009.  The slight increase in working capital during 2010 was primarily attributable to an increase in inventory and higher receivables, offset partially by higher accounts payable and accrued liabilities. Inventory and accounts payable increased in our Building Materials Distribution segment due to new and expanded locations, product line expansions and increased purchases made in December 2010 to benefit from pricing discounts and extended payment terms offered by vendors. The higher receivables primarily reflect increased sales of approximately 14%, comparing sales for the month of December 2010 with sales for the month of December 2009.

Investment Activities

    Nine Months Ended September 30, 2012 as Compared to Nine Months Ended September 30, 2011

              During the nine months ended September 30, 2012 and 2011, we used approximately $17.7 million and $25.3 million, respectively, of cash for purchases of property and equipment, including business improvement and quality/efficiency projects, replacement and expansion projects and ongoing environmental compliance. We expect capital expenditures in 2012 to total approximately $26 million to $28 million, excluding acquisitions. In addition, we expect capital expenditures in 2013, excluding acquisitions, to total approximately $38 million to $43 million. This level of capital expenditures could increase or decrease as a result of a number of factors, including our financial results, future economic conditions and timing of equipment purchases. See "Cautionary Statement Concerning Forward-Looking Statements." During the nine months ended September 30, 2012, we also used $2.4 million for the acquisition of a sawmill in Arden, Washington, which we believe will improve fiber integration and enhance the product mix capabilities in our Inland Region lumber operations. During the nine months ended September 30, 2011, we spent $5.8 million for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho, offset partially by proceeds of $3.1 million from the sale of assets.

    2011

              During the year ended December 31, 2011, we used approximately $33.5 million of cash for purchases of property and equipment, which included expansions of certain facilities (particularly Dallas, Texas) in our Building Materials Distribution segment. In addition, we spent $5.8 million for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho and received proceeds of $3.1 million from the sale of assets, including the sale of certain land and timber holdings.

              Details of 2011 capital investment by segment are included in the table below:

	Year Ended December 31, 2011
	Acquisition/ Expansion	Quality/ Efficiency(a)	Replacement, Environmental, and Other(b)	Total
		(in millions)
Wood Products	$5.9	$6.2	$17.2	$29.3
Building Materials Distribution	3.9	0.1	6.0	10.0
Corporate and Other	—	—	—	—

Total	$9.8	$6.3	$23.2	$39.3

(a)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

(b)
During 2011, we spent approximately $2.4 million on environmental compliance. We expect to spend a similar amount in 2012 for this purpose.

    2010

              During 2010, we used approximately $35.8 million of cash for purchases of property and equipment, which included expenditures for a new veneer dryer (dryer eight) at our facility in Medford, Oregon, as well as costs related to other replacement projects and ongoing environmental compliance. We expect the Medford veneer dryer to reduce our costs through higher productivity and reduced seasonal purchases of dry veneer. During 2010, we received $1.3 million of net proceeds from the sale of property and equipment.

              Details of 2010 capital investment by segment are included in the table below:

	Year Ended December 31, 2010
	Acquisition/ Expansion	Quality/ Efficiency(a)	Replacement, Environmental, and Other (b)	Total
		(in millions)
Wood Products	$0.4	$12.3	$10.2	$22.9
Building Materials Distribution	0.9	—	12.0	12.9
Corporate and Other	—	—	—	—

Total	$1.3	$12.3	$22.2	$35.8

(a)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

(b)
During 2010, we spent approximately $1.7 million on environmental compliance.

    2009

              During 2009, we used approximately $16.8 million of cash for purchases of property and equipment, which included expenditures for a new dryer (dryer seven) at our facility in Medford, Oregon, as well as costs related to other replacement projects and ongoing environmental compliance. In addition, we spent $4.6 million for the acquisition of businesses and facilities. We purchased a sawmill in Pilot Rock, Oregon and a truss assembly operation and EWP sales office in Saco and Biddeford, Maine, respectively.

Financing Activities

              During the nine months ended September 30, 2012 and 2011, we used $0.3 million and $2.5 million, respectively, of cash for financing costs related to our revolving credit facility, as discussed below. In addition, during the nine months ended September 30, 2012, we made $2.8 million of distributions to BC Holdings.

              During 2011, we used $2.5 million of cash for financing costs related to our revolving credit facility as discussed below.

              During 2010, we received $86.1 million from BC Holdings from its sale of 18.3 million Boise Inc. shares. We repurchased $8.6 million of senior subordinated notes for $8.5 million, plus accrued interest. On April 1, 2010, we borrowed $45.0 million under our revolving credit facility, bringing the total amount outstanding to $120.0 million. On April 30, 2010, we repaid the $120.0 million and we permanently reduced the lending commitments by a like amount, bringing the total commitments under our revolving credit facility to $170.0 million. This debt reduction, in combination with capital spending, fulfilled our obligations under the indenture governing our senior subordinated notes with respect to net available cash received in connection with the sale of Boise Inc. shares.

              During 2009, we received $83.2 million from BC Holdings from its sale of 18.8 million Boise Inc. shares. We repurchased $11.9 million of senior subordinated notes for $5.6 million, plus accrued interest. In addition, we repaid and subsequently reborrowed, $60.0 million of outstanding borrowings under our revolving credit facility. In connection with the $60.0 million payment on our revolving credit facility, we amended our revolving credit facility to permanently reduce the lending commitments by $60.0 million, bringing the total commitments from $350.0 million to $290.0 million. This debt reduction, in combination with capital spending, fulfilled our obligations under the indenture governing our senior subordinated notes with respect to net available cash received in connection with the June 2008 sale of the note receivable from Boise Inc. and the July 2008 sale of our Brazilian subsidiary. During 2009, we also made $10.7 million of distributions to BC Holdings to enable it to make tax distributions to its equityholders, most of which related to the taxable gain on the sale of our Paper and Packaging & Newsprint assets in 2008.

Debt Structure

              Long-term debt consisted of the following:

	December 31, 2010	December 31, 2011	September 30, 2012
	(in thousands)
Asset-based revolving credit facility	$—	$—	$—
7 1/8% senior subordinated notes	219,560	219,560	219,560

Long-term debt	219,560	219,560	219,560
Current portion of long-term debt	—	—	(25,000)

Long-term debt, less current portion	$219,560	$219,560	$194,560

              As discussed below under "—Debt Refinancing," we refinanced our 7 1/8% senior subordinated notes subsequent to September 30, 2012.

Revolving Credit Facility

              On July 13, 2011, we and our principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into a $250 million senior secured asset-based revolving credit facility with Wells Fargo Capital Finance, L.L.C., as agent and the banks named therein as lenders. Borrowings under our revolving credit facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory and are reduced by outstanding borrowings and letters of credit. On September 7, 2012, we entered into a first amendment to the related credit agreement, which increased the aggregate lending commitments under our revolving credit facility to $300 million. Other key terms of the credit agreement were unchanged by this first amendment. See "Description of Certain Indebtedness."

              Our revolving credit facility generally permits dividends only if certain conditions are met, including having minimum availability requirements (as described in "Description of Certain Indebtedness") and having a fixed charge coverage ratio of 1:1 on a pro forma basis. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our revolving credit facility. The consent and amendment provided consent to this offering and certain transactions undertaken in connection with this offering, including the distributions of $225.0 million in aggregate to BC Holdings subsequently made in late December 2012 and our conversion to a corporation effected on February 4, 2013. As a condition to such consent and amendment and pursuant to a related General Continuing Guaranty, BC Holdings agreed to become a guarantor under the revolving credit facility until such time as we have received net proceeds of at least $115 million from the sale of our common stock, including proceeds from this offering, or we have received at least

$115 million in the form of an equity investment. Prior to this offering, the lenders have consented to the distribution by BC Holdings of up to $110 million to its equityholders. Following consummation of this offering, BC Holdings will be released from its guaranty under the revolving credit facility and therefore will not be subject to contractual restrictions on making dividends.

              At September 30, 2012, and December 31, 2011, we had no borrowings outstanding under our revolving credit facility and approximately $10.0 million and $11.3 million, respectively, of letters of credit outstanding. We did not borrow under our revolving credit facility during the nine months ended September 30, 2012. On October 12, 2012, we borrowed $50.0 million under our revolving credit facility to partially fund the redemption of $75.0 million of our senior subordinated notes, as discussed further below. We repaid $25.0 million of borrowings under our revolving credit facility on December 20, 2012. These letters of credit and borrowings reduce our borrowing capacity under our revolving credit facility by an equivalent amount. The actual amount of credit that is available from time to time under our revolving credit facility fluctuates and is limited to a borrowing base amount that is determined according to, among other things, a percentage of the value of eligible receivables plus a percentage of the value of eligible inventory, as reduced by certain reserve amounts.

Senior Subordinated Notes

              In October 2004, we issued $400.0 million of 7 1/8% senior subordinated notes due in 2014. On October 22, 2012, the trustee under the senior subordinated notes indenture, at our request, irrevocably called for redemption on November 21, 2012 all of our outstanding senior subordinated notes. We deposited with the trustee a portion of the proceeds from our issuance of $250.0 million of senior notes on October 22, 2012, in an amount sufficient to pay and discharge the entire indebtedness on the senior subordinated notes, including interest. As of October 22, 2012, our obligations and those of the guarantors under our senior subordinated notes were discharged and satisfied, and the senior subordinated notes indenture generally ceased to be of further effect.

Debt Refinancing

              On October 22, 2012, we, and our wholly owned subsidiary, Boise Cascade Finance Corporation ("Boise Finance" and together with us, the "Co-issuers"), issued $250.0 million of 6 3/8% senior notes due in 2020 through a private placement that is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). Interest on our senior notes is payable semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. As a result of this refinancing, we extended the maturity of our debt and lowered our interest rate. Our senior notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our revolving credit facility, other than Boise Finance. In connection with the consummation of this offering, BC Holdings will cease to guarantee the Co-issuers' obligations under our senior notes and the related indenture. See "Description of Certain Indebtedness."

              Following the sale of our senior notes, as noted above, we used $145.6 million of the net proceeds of the sale to repay the senior subordinated notes at par plus interest through the redemption date. The remaining proceeds are available for general corporate purposes.

              The indenture governing our senior notes restricts the issuance of dividends other than a $100 million basket and except to the extent we have a consolidated leverage ratio no greater than 3.5:1.0. In addition, subject to compliance with a 2.0:1.0 consolidated charge coverage ratio, we will be entitled to make dividends in an amount generally equal to 50% of our net income from the date of the indenture governing our senior notes plus any contribution to equity or proceeds from sales of equity; provided that such amount will be reduced to the extent of certain other restricted payments, including pursuant to the 3.5:1.0 leverage ratio.

Cash Paid for Interest

              For the years ended December 31, 2009, 2010 and 2011 and the nine month periods ended September 30, 2011 and 2012, cash payments for interest, net of interest capitalized, were $20.0 million, $18.6 million, $16.7 million, $8.6 million and $8.7 million, respectively.

Contractual Obligations

              In the table below, we set forth our enforceable and legally binding obligations as of December 31, 2011, on a pro forma basis to give effect to $50.0 million of borrowings under our revolving credit facility in connection with the repayment of our senior subordinated notes, the issuance on October 22, 2012 of $250.0 million of senior notes and our anticipated repayment of $25.0 million of borrowings under our revolving credit facility. Some of the amounts included in the table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Purchase orders made in the ordinary course of business are excluded from the table below. Any amounts for which we are liable under purchase orders are reflected on the consolidated balance sheets as accounts payable and accrued liabilities.

		Payments Due by Period
	2012	2013-2014	2015-2016	Thereafter	Total
	(in millions)
Long-term debt(a)	$—	$—	$25.0	$250.0	$275.0
Interest(b)	18.3	36.3	34.9	63.8	153.3
Operating leases(c)	12.1	22.7	18.7	41.4	94.9
Purchase obligations:
Raw materials and finished goods inventory(d)	74.6	151.4	3.4	0.2	229.6
Utilities(e)	8.0	—	—	—	8.0
Other	1.6	0.9	—	—	2.5
Other long-term liabilities reflected on our Balance Sheet:
Compensation and benefits, including pension funding obligations(f)	21.4	56.7	60.6	65.5	204.2
Other(g)(h)	2.1	2.6	1.7	5.6	12.0

Total	$138.1	$270.6	$144.3	$426.5	$979.5

(a)
Includes (i) the $250.0 million of our senior notes issued on October 22, 2012 and (ii) $25.0 million outstanding under our revolving credit facility, which has a maturity of July 13, 2016.

(b)
Interest expense for 2012 and all subsequent periods gives effect to the refinancing of our senior subordinated notes and the issuance of our senior notes from the date these transactions occurred.

(c)
We enter into operating leases in the normal course of business. We lease a portion of our distribution centers as well as other property and equipment under operating leases. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our operating lease obligations would change if we exercised these renewal options and/or if we entered into additional operating lease agreements. For more information, see Note 6, "Leases," to our audited consolidated financial statements included elsewhere in this prospectus.

(d)
Amounts represent contracts to purchase approximately $230 million of wood fiber, approximately $34 million of which is purchased pursuant to fixed price contracts and approximately $196 million of which is purchased pursuant to variable contracts based on first quarter of 2012 pricing. Under most of these log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

(e)
We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. These payment obligations were valued either at market prices as of December 31, 2011 or at a fixed price, in each case, in accordance with the terms of the related utility contract or tariff. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

(f)
Amounts consist primarily of our pension obligations and, to a lesser extent, the current portion of employee-related compensation liabilities of $3.9 million. Actuarially determined liabilities related to pension benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, expected rate of compensation increases, retirement and mortality rates and other factors. Changes in estimates and assumptions related to the measurement of funded status could have a material impact on the amount reported. In the table above, we allocated our pension obligations by year based on the future required minimum pension contributions, as determined by our actuaries. Based on the current regulatory environment, we have revised our estimates of payments for compensation and benefits for 2013-2014 to be approximately $40.0 million compared to the $56.7 million presented in the table above.

(g)
Includes current liabilities of $2.1 million.

(h)
We have excluded $2.7 million and $1.1 million of deferred lease costs and deferred gains, respectively, from the other long-term liabilities in the above table. These amounts have been excluded because deferred lease costs relate to operating leases which are already reflected in the operating lease category above and deferred gains do not represent a contractual obligation that will be settled in cash.

              In addition to the contractual obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business.

Off-Balance-Sheet Activities

              At September 30, 2012 and December 31, 2011 and 2010, we had no material off-balance-sheet arrangements with unconsolidated entities.

Guarantees

              Note 9, "Debt," Note 15, "Commitments, Legal Proceedings and Contingencies and Guarantees" and Note 16, "Consolidating Guarantor and Nonguarantor Financial Information," to our audited consolidated financial statements included elsewhere in this prospectus describe the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make. There have been no material changes to the guarantees disclosed in our audited financial statements as of December 31, 2011, other than the repayment of our senior subordinated notes previously guaranteed by our domestic subsidiaries and the issuance of our senior notes, which are similarly guaranteed by BC Holdings and by our domestic subsidiaries; provided that BC Holdings will cease to guarantee our senior notes upon the consummation of this offering.

Seasonal and Inflationary Influences

              We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the building products industry. Seasonal changes in levels of building activity affect our building products businesses, which are dependent on housing starts, repair and remodel activities and light commercial construction activities. We typically report lower sales in the first and fourth quarters due to the impact of poor weather on the construction market and we generally have higher sales in the second and third quarters, reflecting an increase in construction due to more favorable weather conditions. We typically have higher working capital in the second and third quarters due to the summer building season. Seasonally cold weather increases costs, especially energy consumption, at most of our manufacturing facilities.

              Our major costs of production are wood fiber, labor, glue and resins and energy. Wood fiber costs, glue and resin costs and diesel fuel prices have been volatile in recent years.

Disclosures of Financial Market Risks

              In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates and commodity price risk. During 2009, 2010 and 2011 and the nine months ended September 30, 2012, we did not use derivative instruments.

Interest Rate Risk

              When we have loan amounts outstanding on our revolving credit facility, we are exposed to interest rate risk arising from fluctuations in interest rates. During 2009, 2010 and 2011 and the nine months ended September 30, 2012, we did not use any interest rate swap contracts to manage this risk.

Foreign Currency Risk

              We have sales in countries outside the United States. As a result, we are exposed to movements in foreign currency exchange rates, primarily in Canada, but we do not believe our exposure to currency fluctuations is significant. During 2009, 2010 and 2011 and the nine months ended September 30, 2012, we did not use any foreign currency hedges to manage this risk.

Commodity Price Risk

              Many of the products we manufacture or purchase and resell and some of our key production inputs are commodities whose price is determined by the market's supply and demand for such products. Price fluctuations in our selling prices and key costs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as global economic conditions, including the strength of the U.S. housing market, changes in or disruptions to industry production capacity, changes in inventory levels and other factors beyond our control. During 2009, 2010 and 2011 and the nine months ended September 30, 2012, we did not manage commodity price risk with derivative instruments.

Financial Instruments

              The table below provides information as of December 31, 2011, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rate sensitivity, the table sets forth payout amounts based on December 31, 2011 rates and does not attempt to project future rates. Other instruments subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

					December 31, 2011
	2012-2014	2015	2016	Thereafter	Total	Fair Value(b)
	(in millions)
Long-term debt
Fixed-rate debt payments(a):
Senior subordinated notes	$219.6	$—	$—	$—	$219.6	$218.1
Average interest rates	7.1%	—	—	—	7.1%	—
Variable-rate debt payments(a)	$—	$—	$—	$—	$—	$—
Average interest rates	—	—	—	—	—	—

(a)
These obligations are further explained in "Financing Activities" under "Liquidity and Capital Resources" in this Management's Discussion and Analysis of Financial Condition and Results of Operations. The table assumes our long-term debt is held to maturity.

(b)
We estimated the fair value based on quoted market prices as of December 31, 2011, for our debt.

Critical Accounting Estimates

              The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from these estimates. We believe that the accounting estimates discussed below represent the accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. We reviewed the development, selection and disclosure of our critical accounting estimates with the Audit Committee of our board of directors. Our current critical accounting estimates are as follows:

Pensions

              We calculate pension expense and liabilities using actuarial assumptions, including discount rates, expected return on plan assets, expected rate of compensation increases, retirement and mortality rates, expected contributions and other factors. We based the assumptions used to calculate pension expense on the following factors:

              Discount Rate Assumption.    The discount rate reflects the current rate at which the pension obligations could be settled based on the measurement dates of the plans—December 31. In all years presented, the discount rates were determined by matching the expected plan benefit payments against a spot rate yield curve constructed to replicate the yields of Aa-rated corporate bonds.

              Asset Return Assumption.    We base our expected long-term rate of return on plan assets on a weighted average of our expected returns for the major asset classes (equities, fixed-income securities, hedge funds and real estate) in which we invest. The weights we assign each asset class are based on our investment strategy. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth and other economic factors.

We developed our return assumption based on a review of the fund manager's estimates of future market expectations by broad asset class, actuarial projections and expected long-term rates of return from external investment managers. In 2010, the investment return on our pension asset portfolio was approximately 16%, as the U.S. equity and fixed income portions of the portfolio experienced strong performance as a result of equity and debt market conditions. The investment return was above our expected return on plan assets of 7.25% for 2010. In 2011, weak U.S. equity and negative international equity market performance drove poor overall investment portfolio performance of approximately 1%, below our expected return on plan assets of 7.0% for 2011. The weighted average expected return on plan assets used in our calculation of 2012 net periodic benefit cost is 6.75%.

              Rate of Compensation Increases.    Generally, this assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. However, in connection with amending the salaried and nonqualified plans on March 18, 2009 to freeze pension benefits effective December 31, 2009 (see Note 11, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus), we changed the assumption for the rate of compensation increase to zero. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

              Retirement and Mortality Rates.    These rates are developed to reflect actual and projected plan experience.

              Expected Contributions.    Plan obligations and expenses are based on existing retirement plan provisions. No assumption is made for future changes to benefit provisions beyond those to which we are presently committed. For example, we may commit to changes in future labor contracts. In 2011, we made $13.6 million in contributions to our pension plans. We expected to contribute approximately $20.0 million to our pension plans in 2012.

              We recognize the funded status of our pension plans on our Consolidated Balance Sheet and recognize the actuarial and experience gains and losses and the prior service costs and credits as a component of other comprehensive loss, net of tax, in our Consolidated Statement of Stockholder's Equity. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While we believe that the assumptions used to measure our pension obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension obligations and future expense.

              We believe that the accounting estimate related to pensions is a critical accounting estimate for all of our segments because it is highly susceptible to change from period to period. The future effects of pension plans on our financial position and results of operations will depend on economic conditions, employee demographics, mortality rates, retirement rates, investment performance, the pension regulatory environment, benefit plan design and funding decisions, among other factors. The following table presents selected assumptions used and expected to be used in the measurement of pension expense in the following periods:

	Year Ended December 31
			Year Ending December 31, 2012
	2010	2011
	(in millions, except percentages)
Pension expense	$7.4	$11.4	$12.9
Discount rate	5.90%	5.35%	4.20%
Expected rate of return on plan assets	7.25%	7.00%	6.75%
Rate of compensation increases(a)	—	—	—

(a)
The compensation increase is zero due to the fact that the salaried and nonqualified benefits were frozen December 31, 2009. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

              A change of 0.25% in either direction to the discount rate or the expected rate of return on plan assets would have had the following effect on 2012 and 2011 pension expense. These sensitivities are specific to 2012 and 2011. The sensitivities may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

		Increase (Decrease) in Pension Expense
	Base Expense	0.25% Increase	0.25% Decrease
	(in millions)
2012 Expense
Discount rate	$12.9	$(1.4)	$1.4
Expected rate of return on plan assets	12.9	(0.7)	0.7
2011 Expense
Discount rate	$11.4	$(0.8)	$1.2
Expected rate of return on plan assets	11.4	(0.6)	0.6

Long-Lived Asset Impairment

              We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment of a long-lived asset exists when the carrying value is not recoverable through future undiscounted cash flows from operations and when the carrying value of an asset or asset group exceeds its fair value.

              Long-lived asset impairment is a critical accounting estimate, as it is susceptible to change from period to period. We estimate the fair value of an asset or asset group based on quoted market prices (the amount for which the asset(s) could be bought or sold in a current transaction with a third party) when available. When quoted market prices are not available, we use a discounted cash flow model to estimate fair value. To measure future cash flows, we are required to make assumptions about future production volumes, future product pricing and future expenses to be incurred. Estimates of future cash flows may change based on overall economic conditions, the availability of wood fiber, environmental requirements, capital spending and other strategic management decisions.

              Should the markets for our products deteriorate further or should we decide to invest capital differently and should other cash flow assumptions change, it is possible that we will be required to record noncash impairment charges in the future that could have a material impact on our results of operations. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets and the effects of changes on these valuations, both the precision and reliability of our estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

Allowance for Doubtful Accounts

              We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to meet their financial obligations to us. At September 30, 2012 and December 31, 2011, we had $2.9 million and $2.1 million recorded as allowances for doubtful accounts. Estimating our allowance for doubtful accounts is a critical accounting estimate, as it involves complex judgments about our customers' ability to pay. In determining the amount of the reserve, we consider our historical level of credit losses, customer concentrations, current economic trends and changes in customer creditworthiness. Our sales are principally to customers in the building products industry located in the United States and Canada. A significant portion of our sales are concentrated with a relatively small number of customers. In 2011, our top ten customers represented approximately 27% of sales. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of significant customers based on ongoing credit evaluations. At September 30, 2012 and December 31, 2011, the receivables from a single customer accounted for approximately 15% and 14%, respectively, of total receivables. No other customer accounted for 10% or more of total receivables as of September 30, 2012 or December 31, 2011.

              The low level of new residential construction in the U.S. and disruptions in the capital markets have affected the ability of our customers and our customers' customers to fund their operations, which makes it difficult for us to estimate future credit losses. Although we have not experienced material credit losses in recent years, our actual future losses from uncollectible accounts may differ materially from our current estimates. As additional information becomes known, we may change our estimates. In the event we determine that a change in the reserve is appropriate, we will record a charge to "Selling and distribution expenses" in our Consolidated Statements of Income (Loss) in the period we make such a determination.

Goodwill and Intangible Asset Impairment

              Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. At December 31, 2011, we had $12.2 million of goodwill recorded on our Consolidated Balance Sheet, of which $5.6 million was recorded in our Building Materials Distribution segment and $6.6 million was recorded in our Wood Products segment. At December 31, 2011, the net carrying amount of intangible assets with indefinite lives, which represent our trade names and trademarks, was $8.9 million.

              We maintain two reporting units for purposes of our goodwill impairment testing, Building Materials Distribution and Wood Products, which are the same as our operating segments discussed in Note 14, "Segment Information," to our audited consolidated financial statements included elsewhere in this prospectus. We test goodwill in each of our reporting units and indefinite-lived intangible assets for impairment annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. In conducting our goodwill impairment analysis, we utilize the discounted cash flow approach that estimates the projected future cash flows to be generated by our reporting units, discounted to present value using a discount rate reflecting weighted average cost of capital for a potential market participant. For our intangible asset impairment testing, we use a discounted cash flow approach, based on a relief from royalty method. This method assumes that through ownership of trademarks and trade names, we avoid royalty expense associated with licensing, resulting in cost savings. An estimated royalty rate, determined as a percentage of sales, is used to estimate the value of the intangible assets. Differences in assumptions used in projecting future cash flows and cost of funds could have a significant impact on the determination of the fair value of our reporting units and intangible assets. The following assumptions are key to our estimates of fair value:

              Business projections.    Projections are based on five-year forecasts that are developed internally by management for use in managing the business and reviewed by the board of directors. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans and capital expenditures. Our forecasts are driven by consensus estimates of key economic indicators that affect our operating results, most notably new residential and light commercial construction and repair and remodel activity. These economic indicators are then used to estimate future production volumes, selling prices and key input costs for our manufactured products. Our forecasts also take into consideration recent sales data for existing products, planned timing of capital projects and anticipated conversion and distribution expenses. Our pricing assumptions are estimated based upon an assessment of industry supply and demand dynamics for our major products.

              Growth rates.    A growth rate is used to calculate the terminal value in the discounted cash flow model. The growth rate is the expected rate at which earnings or revenue is projected to grow beyond the five-year forecast period.

              Discount rates.    Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected are based on existing conditions within our industry and reflect adjustments for potential risk premiums in those markets as well as weighting of the market cost of equity versus debt.

              Based on the results of the first step of the goodwill impairment test, we determined that the fair value of each of our reporting units substantially exceeded their carrying amounts and, therefore, no goodwill impairment existed. As a result, the second step of the goodwill impairment test was not required to be completed. In addition, based on the impairment tests of our intangible assets with indefinite lives, we determined that the fair value of our intangible assets exceeds their carrying value.

New and Recently Adopted Accounting Standards

              For information related to new and recently adopted accounting standards, see "New and Recently Adopted Accounting Standards" in Note 2, "Summary of Significant Accounting Policies," to our unaudited quarterly consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Our Company

              We are a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States and Canada. We are the second largest manufacturer of LVL, I-joists and plywood in North America, according to RISI's Capacity Report. We believe we are also one of the largest stocking wholesale distributors of building products in the United States. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of leading wholesalers, home improvement centers, retail lumberyards and industrial converters. We believe our large, vertically-integrated operations provide us with significant advantages over less integrated competitors and position us to optimally serve our customers. For the LTM period, we generated sales of $2,631.9 million, net income of $26.4 million, income before interest and taxes of $45.7 million and EBITDA of $80.1 million.

              We supply our customers through 49 strategically located facilities (consisting of 18 manufacturing facilities and 31 distribution facilities). The following map indicates our headquarters, EWP and other manufacturing facilities and building materials distribution facilities:

              In addition to the vertical integration between our manufacturing and distribution operations, our EWP manufacturing facilities are closely integrated with our nearby plywood operations, which allows us to optimize both production processes. Throughout the housing downturn, we have continued to make strategic capital investments to increase our manufacturing capacity and expand our building materials distribution network. We believe that our scale, closely integrated businesses and significant capital investments throughout the downturn provide us with substantial operating leverage to benefit from a recovery in the U.S. housing market.

              We operate our company through two primary segments: our Wood Products segment and our Building Materials Distribution segment. The charts below summarize the breakdown of our business for the LTM period.

LTM SALES BY SEGMENT(1)(2)	LTM EBITDA BY SEGMENT(1)(3)

(1)
Financial data for the LTM period presented in this prospectus is derived by adding financial data for the year ended December 31, 2011 to financial data for the nine months ended September 30, 2012 and subtracting financial data for the nine months ended September 30, 2011.

(2)
Segment percentages are calculated before intersegment eliminations.

(3)
Segment percentages exclude Corporate and Other segment expenses.

              Wood Products ($69.2 million, or 73%, of LTM EBITDA).    Our Wood Products segment is the second largest manufacturer of EWP and plywood in North America, according to RISI's Capacity Report, with a highly integrated national network of 17 manufacturing facilities. Our wood products are used primarily in new residential construction, residential repair and remodeling projects and light commercial construction. We are focused on profitably gaining EWP market share and maintaining a strong market presence in plywood and pine lumber by providing superior customer service and distribution support. We manufacture LVL, I-joists and laminated beams. We also produce plywood, studs, particleboard and ponderosa pine lumber. We enjoy the benefit of long-term wood supply agreements put in place in 2005 following the sale of our timberlands, under which we purchase timber at market-based prices. Approximately 40% of our log consumption is typically supplied through these agreements, giving us access to timberlands near our manufacturing operations.

              Our EWP manufacturing facilities are closely integrated with our nearby plywood operations to optimize veneer utilization, by enabling us to dedicate higher quality veneers to higher margin applications and lower quality veneers to plywood products, giving us an advantage over our less integrated competitors. For the LTM period, EWP, plywood and lumber accounted for 35%, 44% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. For the LTM period, approximately 37% of our Wood Products sales, including approximately 71% of our EWP sales, were to our Building Materials Distribution segment. For the LTM period, our Wood Products segment generated sales, income before interest and taxes and EBITDA of $893.0 million, $43.7 million and $69.2 million, respectively.

              Building Materials Distribution ($26.2 million, or 27%, of LTM EBITDA).    We believe we are one of the largest national stocking wholesale distributors of building materials in the United States. Our nationwide network of 31 strategically-located distribution facilities sells a broad line of building materials, including EWP, OSB, plywood, lumber and general line items such as framing accessories, composite decking, roofing, siding and insulation. We also operate a truss manufacturing plant located in Maine. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, repair and remodeling projects and the construction of light industrial and commercial buildings. Except for EWP, we purchase most of these building materials from more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to smaller regional producers.

              We market our products primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters, which use our products to assemble windows, doors, agricultural bins and other value-added products used in industrial and repair and remodel applications. Unlike many of our competitors who are specialized, local or regional distributors that focus primarily on a narrow range of products, we are a one-stop resource for our customers' building materials needs, which allows for more cost-efficient ordering, delivery and receiving. Furthermore, we believe that our national presence and long-standing relationships with many of our key suppliers allow us to obtain favorable price and term arrangements and offer excellent customer service on top brands in the building materials industry. We have expertise in special-order sourcing and merchandising support, which is a key service for our home improvement center customers that choose not to stock certain items in inventory. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital, which we believe has led to increased market share during the housing downturn. For the LTM period, our Building Materials Distribution segment generated sales, income before interest and taxes and EBITDA of $2,066.6 million, $17.4 million and $26.2 million, respectively.

              The following diagram illustrates our value chain:

BOISE CASCADE VALUE CHAIN

Our Industry

              The building products manufacturing and distribution industry in North America is highly competitive, with a number of producers manufacturing and selling a broad range of products. Demand for our products is principally influenced by new residential construction, light commercial construction and repair and remodeling activity in the United States. Drivers of new residential construction, light commercial construction and repair and remodeling activity include new household formation, the age of the housing stock, availability of credit and other macroeconomic factors, such as GDP growth, population growth, migration, interest rates, employment and consumer sentiment. Purchasing decisions made by the customers who buy our wood products are generally based on price, quality and, particularly with respect to EWP, customer service and product support.

              From 2005 to 2011, total housing starts in the United States declined by more than 70%. According to the U.S. Census Bureau, total housing starts in the United States were 0.59 million in 2010 and 0.61 million in 2011, modest increases over the 2009 level of 0.55 million (the lowest year on record) but significantly less than the 50-year average rate of 1.5 million. Prior to 2008, the housing market had not experienced a year with total housing starts below 1.0 million since the U.S. Census Bureau began its annual recordkeeping in 1959.

              In November 2012, U.S., single- and multi-family housing starts were 0.86 million on a seasonally adjusted annual rate basis, an increase of 22% from November 2011. As of December 2012, the Blue Chip Economic Indicators median consensus forecast of single- and multi-family housing starts in the U.S. was approximately 0.78 million units for 2012 and approximately 0.96 million units for 2013, which represent annual increases of 28% and 23%, respectively. We believe that over the long-term, there is considerable growth potential in the U.S. housing sector. As of December 2012, IHS Global Insight estimates that total U.S. single- and multi-family housing starts will average 1.47 million units per year from 2012 through 2021, levels that are in line with the 50-year historical average.

              The following table sets forth historical and projected annual U.S. single- and multi-family housing starts for the periods indicated:

(a)
2012-2021 average annual U.S. single- and multi-family housing starts estimate per IHS Global Insight as of December 2012.

(b)
2002-2011 average annual U.S. single- and multi-family housing starts per U.S. Census Bureau.

(c)
Projected 2012 and 2013 U.S. single- and multi-family housing starts represent median consensus forecast per Blue Chip Economic Indicators as of December 2012.

              During the housing downturn, demand for EWP declined less than demand from many products dependent on new residential construction. According to APA—The Engineered Wood Association, LVL production volumes in North America increased 27% from 32.7 million cubic feet in 2009 to 41.6 million cubic feet in 2011 and I-joist production volumes in North America increased 20% from 380.1 million linear feet in 2009 to 456.9 million linear feet in 2011. Longer term demand trends are expected to improve further. RISI forecasts that I-joist demand in North America will increase 15% and LVL billet demand in North America will increase 21% in 2012, followed by further demand increases in 2013 through 2015. RISI expects the I-joist and LVL billet demand to reach 1,013 million linear feet and 98.5 million cubic feet, respectively, by 2017.

              Our products are not only used in new residential construction, but also in residential repair and remodeling projects, light commercial construction and industrial applications. We believe this diversification by product end use provides us some protection from declines in the new residential construction market. Residential repair and remodeling spending increased significantly over the past 15 years. According to the HIRI, the U.S. repair and remodeling market increased 81.5% from $165 billion in 1996 to a peak of $300 billion in 2006 and declined approximately 10.2% to $269 billion in 2011. In addition, the overall age of the U.S. housing stock, increased focus on making homes more energy efficient, rising home prices and availability of consumer capital at low interest rates are expected to drive long-term growth in repair and remodeling expenditures. HIRI estimates that total U.S. sales of home maintenance, repair and improvement products will grow at a compounded annual rate of 5.1% from 2011 through 2016.

Our Competitive Strengths

              We believe the following key competitive strengths have contributed to our success and will enable us to execute our growth strategy:

    Leadership Positions in Wood Products Manufacturing and Building Materials Distribution on a National Scale

              We believe we are one of the leading manufacturers in the North American wood products industry. According to RISI's Capacity Report, we are the second largest producer of EWP and plywood in North America and we are the largest producer of plywood in the Western United States. We also operate the two largest EWP facilities in North America as reported in RISI's Capacity Report. From 2005 to 2011, we increased our sales of LVL and I-joists per North American housing start by 65% and 30%, respectively. We have positioned ourselves to take advantage of improving demand in our core markets by expanding our EWP and plywood capacity through capital investments in low-cost, internal veneer manufacturing. Our Wood Products segment operates a highly-integrated national network of 17 manufacturing facilities that are well-maintained and cost-efficient as a result of continued capital improvements.

              We believe we are one of the largest national stocking wholesale distributors of building materials in the United States and we believe we offer one of the broadest product lines in the industry. From 2005 to 2011, we nearly doubled our sales per U.S. housing start in our Building Materials Distribution segment. Our national platform of 31 strategically-located distribution facilities supplies products to all major markets in the United States and provides us with significant scale and capacity relative to most of our competitors; however, certain of our competitors are larger than we are and may have greater scale and capacity than we do. We also have one truss manufacturing plant that is located in Maine. Our broad geographic presence reduces our exposure to market factors in any single region. We have developed and maintain long-standing relationships with our customer segments, including retail lumberyards, home improvement centers and industrial converters. We believe that our strong and diverse customer relationships and support from leading industry manufacturers will enable us to capture additional market share as demand for building products improves.

    Strongly Situated to Serve our Customers with Vertically-Integrated Manufacturing and Distribution Operations

              We believe that we are the only large-scale manufacturer of plywood and EWP in North America that is vertically-integrated from log procurement through distribution. The integration of our manufacturing and distribution operations allows us to make procurement, manufacturing, veneer merchandising and marketing decisions that reduce our manufacturing and supply chain costs and allow us to more effectively control quality and working capital. Furthermore, our vertically-integrated operations combined with our national distribution network significantly enhance our ability to assure product supply for our end customers. We believe our vertical integration was an important factor in our ability to increase market share during the recent housing downturn.

    Low-Cost Manufacturing and Distribution Footprint

              We believe that we have a highly competitive asset base across both of our operating segments, in part because we continued to strategically invest throughout the housing downturn. Our large-scale EWP production facilities are integrated with our nearby plywood operations to optimize our veneer utilization, which we believe helps position us as a competitive manufacturer in the growing EWP business. In the past three years, we completed a number of initiatives in our Wood Products segment that strengthened our asset base and enhanced our operating performance. In our plywood and veneer operations, we reduced costs by reducing headcount and closing three facilities in Western Oregon. At the same time, we installed two new large-scale, state-of-the-art dryers at our Medford, Oregon, plywood facility. In our EWP operations, we executed significant operational improvements to take advantage of additional low-cost, internal veneer production at our plywood facilities.

              We believe that our plywood facilities in Kettle Falls, Washington and Elgin, Oregon, are among the lowest cost Douglas fir plywood facilities in North America. Additionally, in the active timberland markets in which we operate, our manufacturing facilities are clustered to enable us to efficiently utilize fiber resources and to shift production depending on demand. We believe we are the only manufacturer in the inland Pacific Northwest with the integrated primary and secondary facilities necessary to process all softwood species.

    Significant Capital Invested to Position us for Growth as the Housing Market Recovers

              Our operations are well-positioned to serve our customers and take advantage of the recovery that we believe is underway in the U.S. housing market. From 2005 to 2011 we invested $270 million (excluding acquisitions) to upgrade and maintain our Wood Products facilities and opportunistically expand our Building Materials Distribution facilities. Since 2005, we have increased our covered warehouse space by over 65% and have more than doubled our outdoor storage acreage. We expect to make further capital investments in cost and operational improvements, primarily related to internal veneer production, which will further enhance our competitive position and allow us to capture growth opportunities. For the LTM period, we operated our EWP facilities at approximately 50% of LVL press capacity providing us with substantial unused capacity. Additionally, we believe that our Building Materials Distribution facilities can support a considerable ramp-up in housing starts with no significant requirement for new capacity and will allow us to double our sales without increasing our existing footprint.

    Experienced Management Team and Principal Equityholder

              Madison Dearborn, BC Holdings' ultimate principal equityholder, has a long and successful track record of investing in manufacturing and distribution businesses. Our senior management team has an average of 30 years of experience in forest products manufacturing and building material distribution with a track record of financial and operational excellence in both favorable and challenging market conditions. We will establish the 2013 Incentive Plan so that we can align management's compensation with our financial performance. See "Executive Compensation—2013 Incentive Plan."

Our Business Strategy

              We intend to capitalize on our strong market position in wood products manufacturing and building materials distribution to increase revenues and profits and maximize cash flow as the U.S. housing market recovers. We seek to achieve this objective by executing on the following strategies:

    Grow our Wood Products Segment Operations with a Focus on Expanding our Market Position in EWP

              We will continue to expand our market position in EWP by focusing on our large-scale manufacturing position, comprehensive customer service, design support capabilities and efficient distribution network. We have positioned ourselves to take advantage of expected increases in the demand for EWP per housing start by expanding our capacity through capital investments in low-cost, internal veneer manufacturing. We have also developed strategic relationships with third-party veneer suppliers to support additional EWP production as needed. Additionally, we intend to grow our Wood Products business through strategic acquisitions that are a compelling fit with our existing operations.

    Grow Market Share in our Building Materials Distribution Segment

              We intend to grow our Building Materials Distribution business in existing markets by adding products and services to better serve our customers. For example, we have added cedar board inventory and door shops in additional locations. We also plan to opportunistically expand our Building Materials Distribution business into nearby geographies that we currently serve using off-site storage arrangements or longer truck routes. Sales in our Building Materials Distribution segment are strongly correlated with new residential construction in the United States. Measured on a sales-per-housing-start basis, our Building Materials Distribution business has grown significantly from 2005 to 2011, with penetration increasing from $1,476 to $2,923, or approximately 98%, per U.S. housing start. We will continue to grow our Building Materials Distribution business by opportunistically acquiring facilities, adding new products, opening new locations, relocating and expanding capacity at existing facilities and capturing local market share through our superior supply chain capabilities and customer service.

    Further Differentiate our Products and Services to Capture Market Share

              We seek to continue to differentiate ourselves from our competitors by providing a broad line of high-quality products and superior customer service. Throughout the housing downturn, we believe we have grown market share by strengthening relationships with our customers by stocking sufficient inventory and retaining our primary sales team. Our Building Materials Distribution segment's highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital. Our national distribution and manufacturing integration system differentiates us from most of our competitors and is critical to servicing leading wholesalers, home improvement centers, retail lumberyards and industrial converters. Additionally, this system allows us to procure product more efficiently and to develop and maintain stronger relationships with our vendors. Because of these relationships and our national presence, many of our vendors have offered us favorable pricing and provide us with enhanced product introductions and ongoing marketing support.

    Continue to Improve our Competitiveness through Operational Excellence

              We use a disciplined cost management approach to maximize our competitiveness without sacrificing our ability to react to future growth opportunities. Additionally, we have made capital investments and process improvements in certain facilities, which have enabled us to close or divest five manufacturing facilities during the housing downturn without any adverse impact on our production capacity. These capital investments and process improvements have decreased our production costs and allowed us to produce lower-cost, higher-quality veneers. Beginning in 2009, we adopted a data-driven process improvement program to further strengthen our manufacturing operations. Because of the significant gains we continue to see from this program, we believe there are opportunities to apply similar techniques and methods to different functional areas (including sales and marketing) to realize efficiencies in those areas.

Wood Products

Products

              We manufacture LVL, I-joists and laminated beams, which are high-grade, value-added structural products used in applications where extra strength and consistent quality is required, such as headers and beams. LVL is also used in the manufacture of engineered I-joists, which are assembled by combining a vertical web of OSB with top and bottom LVL or solid wood flanges. We also produce plywood, studs, particleboard and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors.

              For the LTM period, EWP (LVL and I-joists), plywood and lumber accounted for 35%, 44% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. In the LTM period, approximately 37% of our Wood Products sales, including approximately 71% of our EWP sales, were to our Building Materials Distribution segment.

              The following table sets forth the annual capacity and production of our principal wood products for the periods indicated:

	Year Ended December 31
	2007	2008	2009	2010	2011
	(in millions)
Capacity(a)
Laminated veneer lumber (LVL) (cubic feet)(b)	27.5	27.5	27.5	27.5	27.5
Plywood (sq. ft.) (3/8" basis)(c)	1,600	1,600	1,430	1,475	1,500
Lumber (board feet)(d)	250	230	180	180	200
Production
Laminated veneer lumber (LVL) (cubic feet)(b)	17.2	11.2	7.9	10.0	10.7
I-joists (equivalent lineal feet)(b)	194	109	81	105	112
Plywood (sq. ft.) (3/8" basis)(c)	1,467	1,351	1,066	1,183	1,240
Lumber (board feet)(d)	237	189	141	149	152

(a)
Annual capacity is production assuming normal operating shift configurations. Accordingly, production can exceed capacity under some operating conditions.

(b)
A portion of LVL production is used to manufacture I-joists at two EWP plants. Capacity is based on LVL production only.

(c)
Approximately 20%, 13%, 10%, 11% and 12% respectively, of the plywood we produced in 2007, 2008, 2009, 2010 and 2011 was utilized internally to produce EWP.

In response to the housing downturn, in March 2009, we closed our plywood manufacturing facility in White City, Oregon and curtailed our Oakdale, Louisiana plywood operation. The Oakdale, Louisiana mill resumed plywood operations in June 2010.

(d)
In June 2009, we closed our lumber facility in La Grande, Oregon. This facility was reopened on a limited operating basis in April 2011. Also in June 2009, we purchased a lumber manufacturing facility in Pilot Rock, Oregon. In February 2012, we purchased a lumber facility in Arden, Washington.

              The following table sets forth segment sales; segment income (loss); depreciation and amortization; and earnings before interest, taxes, depreciation and amortization (EBITDA) for the periods indicated:

						Nine Month Ended September 30		Twelve Months Ended September 30, 2012
	Year Ended December 31
	2007	2008(a)	2009(b)	2010(c)	2011(d)	2011(e)	2012
	(in millions)
Segment sales(f)	$1,010.2	$795.9	$550.8	$687.4	$712.5	$532.2	$712.7	$893.0

Segment income (loss)(g)	23.6	(55.1)	(77.3)	(8.1)	(15.1)	(10.0)	48.8	43.7
Segment depreciation and amortization	30.0	27.7	33.0	27.1	28.4	21.1	18.2	25.5

Segment EBITDA(h)	$53.7	$(27.4)	$(44.3)	$19.0	$13.3	$11.1	$67.0	$69.2

(a)
In 2008, segment loss included $11.3 million of expenses related to closing our veneer operations in St. Helens, Oregon and our plywood manufacturing facility in White City, Oregon, partially offset by a $5.7 million net gain related to the sale of our wholly owned subsidiary in Brazil that manufactured veneer.

(b)
In 2009, segment loss included $8.9 million of expense related to the June 2009 closure of our lumber manufacturing facility in La Grande, Oregon, of which $3.7 million reduced EBITDA and $5.2 million was accelerated depreciation recorded in "Depreciation and amortization."

(c)
In 2010, segment income and EBITDA included $0.5 million of income for cash received from a litigation settlement related to vendor product pricing.

(d)
In 2011, segment loss included $2.6 million of expense related to the permanent closure of a laminated beam plant in Emmett, Idaho and noncash asset write-downs, of which $2.2 million reduced EBITDA and $0.4 million was accelerated depreciation recorded in "Depreciation and amortization."

(e)
In the nine months ended September 30, 2011, segment loss included $2.2 million of expense related to the permanent closure of a laminated beam plant in Emmett, Idaho and noncash asset write-downs, of which $1.8 million was included in EBITDA and $0.4 million was accelerated depreciation recorded in "Depreciation and amortization."

(f)
Segment sales are calculated before intersegment eliminations.

(g)
Segment income (loss) excludes Corporate and Other segment expenses.

(h)
Segment EBITDA is calculated as segment income (loss) before depreciation and amortization, excluding Corporate and Other segment expenses. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Facilities

              Our Wood Products segment currently operates four EWP facilities and seven plywood and veneer plants, five of which manufacture inputs used in our EWP facilities. Our EWP facilities have a high degree of raw material and manufacturing integration with our plywood and veneer facilities. We also operate five sawmills, including the Arden, Washington facility purchased in February 2012 and one particleboard plant. During 2011, we closed our laminated beam manufacturing plant in Emmett, Idaho and purchased a laminated beam and decking manufacturing plant in Homedale, Idaho, that provides us a broader product mix and a larger, more efficient operation.

Raw Materials and Input Costs

              Wood fiber.    The primary raw material in our Wood Products segment is wood fiber. For the year ended December 31, 2011, wood fiber accounted for 38% of materials, labor and other operating expenses, including from related parties (excluding depreciation), in our Wood Products segment and 13% of our consolidated materials, labor and other operating expenses, including from related parties (excluding depreciation). Our plywood and veneer facilities use Douglas fir, white woods and pine logs as raw materials. We use ponderosa pine, spruce and white fir logs to manufacture various grades of lumber. Our EWP facilities in Louisiana and Oregon use parallel-laminated veneer panels produced by our facilities and veneers produced by our facilities and purchased from third parties, together with OSB purchased from third parties, to manufacture LVL and I-joists. Our manufacturing facilities are located in close proximity to active wood markets. We have long-term market-based contracts for a significant portion of our fiber needs.

              Timber comprises over 80% of our wood fiber costs and we satisfy our timber requirements through a combination of purchases under supply agreements, open market purchases and purchases pursuant to contracts awarded under public timber auctions. In February 2005, one of our affiliates sold its timberland operations to Forest Capital, an unaffiliated third party. In connection with this sale, we entered into a series of fiber supply agreements with Forest Capital. These fiber supply agreements required Forest Capital to sell a specified amount of timber to us at prices generally related to market prices. In 2011, approximately 43% of our timber was supplied pursuant to these agreements. In July 2011, Forest Capital sold approximately 50,000 acres of the timberlands in Louisiana to Rayonier. In July 2012, Forest Capital sold the remaining legacy timberlands in Louisiana, Washington, Oregon, Minnesota, and Idaho to a group of purchasers, whose investments in the timberlands are managed by Hancock. In July 2012, Hancock resold approximately 110,000 acres of the Louisiana timberlands to a group of purchasers, whose investments in the timberlands are managed by Molpus. The purchasers of the timberlands (other than Molpus and Rayonier) assumed Forest Capital's obligations under the 2005 wood supply agreements. The Molpus entities and Rayonier each entered into a new master harvest rights agreement on substantially the same terms. As a result of Forest Capital's sale of the timberlands to various purchasers, our sources of timber are more diversified.

              All of the supply agreements require us to purchase (and the suppliers to sell) a minimum specified volume of timber per year at prices that are reset quarterly based on agreed upon market data. Prior to the beginning of each contract year, we provide each supplier with a harvest plan. To the extent the volumes specified in the harvest plan exceed the specified minimum volume, the parties have agreed to negotiate in good faith with respect to the purchase of the additional timber. If agreement is not reached, then the parties have agreed to a public auction process designed to provide us with equal opportunity to purchase such additional quantities. The agreements generally also provide us with rights to reduce the specified minimum volumes in the event we close a mill or permanently cease operation of any portion of a mill. All of the supply agreements terminate on December 31, 2014, subject to additional one-year extensions unless notice is provided to the other party at least six months prior to expiration of the applicable agreement. The agreements generally restrict the ability of the owner of the timberlands to transfer any interest in the timberlands during the terms of the applicable supply agreement without our consent.

              We also bid in auctions conducted by federal, state and local authorities for the purchase of timber, generally at fixed prices, under contracts with a term of generally one to three years. In 2011, approximately 22% of our timber was supplied under government contracts. The remainder of our log supply in 2011 was supplied through private purchases directly from timber owners or through dealers.

              Under most of our timber and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our timber and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber and fiber availability and the status of environmental appeals. For a discussion of contractual commitments relating to fiber supply agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations."

              The cost of timber is strongly correlated with product prices for building materials, with the increase in product prices driving increases in timber costs. Because wood fiber is a commodity, prices have been cyclical historically in response to changes in domestic and foreign demand and supply. Demand for dimension lumber has a strong influence on pricing, as the dimension lumber industry is the largest consumer of timber.

              Foreign demand for timber exports, particularly from China, increased timber costs in the western U.S. in 2010 and 2011 and negatively affected wood products manufacturers in the region. In the future, we expect the level of foreign demand for timber exports from the Western U.S. to fluctuate based on economic activity in China and other Pacific Rim countries, currency exchange rates and the availability of timber supplies from other countries such as Canada, Russia and New Zealand. Sustained periods of high timber costs may impair the cost competitiveness of our manufacturing facilities. Availability of residual wood fiber for our particleboard operation has been negatively affected by significant mill closures and curtailments that have occurred among solid-wood product producers.

              Our aggregate cost of obtaining timber is also impacted by fuel costs and the distance of the fiber source from our facilities, as we are often required to transport the timber we purchase from the source to our facilities.

              Other raw materials and energy costs.    We use a significant quantity of various resins and glues in our manufacturing processes. Resin and glue product costs are influenced by changes in the prices of raw material input costs, primarily fossil fuel products. We purchase resins and glues, other raw materials and energy used to manufacture our products in both the open market and through supply contracts. The contracts are generally with regional suppliers who agree to supply all of our needs for a certain raw material or energy at one of our facilities. These contracts have terms of various lengths and typically contain price adjustment mechanisms that take into account changes in market prices. Therefore, although our long-term contracts provide us with supplies of raw materials and energy that are more stable than open-market purchases, in many cases, they may not alleviate fluctuations in market prices.

Sales, Marketing and Distribution

              Our EWP sales force is managed centrally through a main office that oversees regional sales teams. Sales of plywood, lumber and particleboard are managed centrally by product. Our sales force spends a significant amount of time working with end customers who purchase our EWP. Our sales force provides a variety of technical support services, including integrated design, engineering, product specification software, distributor inventory management software and job-pack preparation systems. The majority of our wood products are sold to distributors, including our Building Materials Distribution segment and other distributors.

              The following table lists sales volumes for our principal wood products for the periods indicated:

	Year Ended December 31
	2007	2008	2009	2010	2011
	(in millions)
Laminated veneer lumber (LVL) (cubic feet)	10.6	7.6	5.6	6.6	7.1
I-joists (equivalent lineal feet)	188	117	87	106	110
Plywood (sq. ft.) (3/8" basis)	1,223	1,228	992	1,088	1,106
Lumber (board feet)	231	191	146	149	153

Building Materials Distribution

Products

              We sell a broad line of building materials, including EWP, OSB, plywood, lumber and general line items such as framing accessories, composite decking, roofing, siding and insulation. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, the repair and remodeling of existing housing and the construction of light industrial and commercial buildings.

              The following table sets forth segment sales; segment income (loss); depreciation and amortization; and EBITDA for the periods indicated:

						Nine Months Ended September 30		Twelve Months Ended September 30, 2012
	Year Ended December 31
	2007	2008	2009	2010(a)	2011(a)	2011(b)	2012
	(in millions)
Segment sales(c)	$2,564.0	$2,109.4	$1,609.8	$1,778.0	$1,779.4	$1,349.9	$1,637.2	$2,066.6

Segment income (loss)(d)	51.8	19.5	8.0	11.6	2.0	2.8	18.2	17.4
Segment depreciation and amortization	7.4	7.7	7.6	7.5	8.4	6.2	6.6	8.8

Segment EBITDA(e)	$59.2	$27.2	$15.5	$19.1	$10.4	$9.0	$24.8	$26.2

(a)
In 2011, segment income and EBITDA included $1.2 million of noncash asset write-downs. In 2010, segment income and EBITDA included $4.1 million of income for cash received from a litigation settlement related to vendor product pricing.

(b)
In the nine months ended September 30, 2011, segment income and EBITDA included $0.8 million of noncash asset write-downs.

(c)
Segment sales are calculated before intersegment eliminations.

(d)
Segment income (loss) excludes Corporate and Other segment expenses.

(e)
Segment EBITDA is calculated as segment income (loss) before depreciation and amortization. Segment EBITDA excludes Corporate and Other segment expenses. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

    Facilities

                  Our Building Materials Distribution segment operates a nationwide network of 31 strategically-located building materials distribution facilities throughout the United States. We also operate a single truss manufacturing plant. Our broad geographic presence reduces our exposure to market factors in any single region. During 2011, we completed facility expansions of our operations in Delanco, New Jersey and Detroit, Michigan. In early 2012, we also completed facility expansions in Dallas, Texas and Greenland, New Hampshire.

    Sales, Marketing and Distribution

                  We purchase our building materials from our own manufacturing operations as well as a vendor base of more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to small regional producers. We market our building materials primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters. We believe that our national presence and long-standing relationships with many of our key suppliers allow us to obtain favorable price and term arrangements and offer excellent customer service on top brands in the building materials industry. We also have expertise in special-order sourcing and merchandising support, which is a key service for our home improvement center customers that choose not to stock certain items in inventory.

                  Each of our distribution centers implements its own distribution and logistics model using centralized information systems. We use internal and external trucking resources to deliver materials on a regularly scheduled basis. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital, which we believe has led to increased market share during the housing downturn.

                  We have a large decentralized sales force to support our suppliers and customers. Our sales force and product managers have local product knowledge and decision-making authority, which we believe enables them to optimize stocking, pricing and product assortment decisions. Our sales force has access to centralized IT systems, an extensive vendor base and corporate-level working capital support, which we believe complements our localized sales model. Our sales force is compensated, in part, based on branch-level performance.

                  We regularly evaluate opportunities to introduce new products. Broadening our product offering helps us serve as a one-stop resource for building materials, which we believe improves our customers' purchasing and operating efficiencies. The introduction of new products is primarily driven by customer demand or product extensions originating from our vendors. We believe our long-standing customer relationships allow us to respond to customer feedback and introduce new products more rapidly. Broadening our product offering also helps us drive additional products through our distribution system, thereby increasing our scale and efficiency.

    Corporate and Other

                  Our Corporate and Other segment includes corporate support staff services, related assets and liabilities and foreign exchange gains and losses. These support services include, but are not limited to, finance, accounting, legal, information technology and human resource functions. Since the sale of our Paper and Packaging & Newsprint assets in 2008, we have purchased many of these services from Boise

    Inc. under an Outsourcing Services Agreement, under which Boise Inc. provides a number of corporate staff services to us at cost. See Note 3, "Outsourcing Services Agreement" to our audited consolidated financial statements included elsewhere in this prospectus for more information. Prior to the sale of our Paper and Packaging & Newsprint assets, this segment also included certain rail and truck transportation businesses and related assets.

    Customers

                  We maintain relationships with a broad customer base across multiple market segments and various end markets. For the year ended December 31, 2011 and for the LTM period, our top ten customers represented approximately 27% and 31%, respectively, of our sales, with one customer, Home Depot, accounting for approximately 10% and 11%, respectively, of sales during such periods. At December 31, 2011 and September 30, 2012, the receivables from Home Depot accounted for approximately 14% and 15%, respectively, of total receivables. Sales to Home Depot were recorded in our Building Materials Distribution and Wood Products segments. No other single third-party customer accounted for 10% or more of total sales for the year ended December 31, 2011 or the LTM period.

                  Wood Products.    Our Building Materials Distribution segment is our Wood Products segment's largest customer, representing approximately 37% of our Wood Products segment's overall sales, including approximately 71% of its EWP sales, for the LTM period. Our third-party customers in this segment include wholesalers, home improvement centers and industrial converters in both domestic and export markets.

                  Building Materials Distribution.    A majority of our sales in this segment were to retail lumberyards and home improvement centers that then sell products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters. We believe our broad product line provides our customers with an efficient, one-stop resource for their building materials needs.

    Competition

                  The competitive environment in the U.S. continues to be challenging as new residential and light commercial construction activity and repair and remodel spending remain substantially below average historical levels. Industry capacity in a number of product markets, including those in which we compete, far exceeds the current level of demand. Our products and services compete with similar products manufactured and distributed by others. Many factors influence our competitive position in the markets in which we operate. Those factors include price, service, quality, product selection and convenience of location.

                  Some of our competitors are larger than we are and have greater financial resources. These resources may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement.

                  Wood Products.    The wood products manufacturing markets in which we operate are large and highly competitive. We compete against several major North American EWP producers, such as Weyerhaeuser Company and Louisiana Pacific Corporation, as well as several other smaller, regional firms. Our EWP products also face competition from numerous dimension lumber producers because EWP may be substituted by dimension lumber in many building applications. In plywood, we compete with Georgia-Pacific, the largest manufacturer in North America, other large producers such as Roseburg Forest Products, and several smaller producers. We have leading market positions in the manufacture of EWP, plywood and ponderosa pine lumber. We hold much smaller market positions in our other manufactured products. In the wood products manufacturing markets, we compete primarily on the basis of price, quality and, particularly with respect to EWP, levels of customer service. Most of our competitors are located in the United States and Canada, although we also compete with manufacturers in other countries. Our competition includes not only manufacturers and distributors of similar building products but also manufacturers and distributors of products made from alternative materials, such as steel and plastic. Some of our competitors enjoy strong reputations for product quality and customer service and these competitors may have strong relationships with certain distributors, making it more difficult for our products to gain additional market share. Some of our competitors in this segment are also vertically-integrated and/or have access to internal sources of wood fiber, which may allow them to subsidize their base manufacturing business in periods of rising fiber prices.

                  Building Materials Distribution.    The building materials distribution markets in which we operate are highly fragmented and we compete in each of our geographic and product markets with national, regional and local distributors. Our national wholesale distribution competitors include BlueLinx Holdings Inc. and Weyerhaeuser Company. Cedar Creek Inc. is one of our regional competitors in the Southeastern United States. We also compete with wholesale brokers such as Forest City Trading Group, and certain buying cooperatives such as Lumbermens Merchandise Cooperative. We compete on the basis of delivered cost, product selection and availability, quality of service and compatibility with customers' needs. We also distribute products for some manufacturers that also engage in direct sales. In recent years, there has been consolidation among retail lumberyards and home improvement centers. As the customer base consolidates, this dynamic could impact our ability to maintain margins. Proximity to customers is an important factor in minimizing shipping costs and facilitating quick order turnaround and on-time delivery. We believe our ability to obtain quality materials, from both internal and external sources, the scale and efficiency of our national footprint and our focus on customer service are our primary competitive advantages in this segment. Also, financial stability is important to suppliers and customers in choosing distributors and allows for more favorable terms on which we are able to obtain our products from our suppliers and sell our products to our customers.

    Environmental

                  We are subject to a wide range of general and industry-specific environmental laws and regulations. In particular, we are affected by laws and regulations covering air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Compliance with these laws and regulations is a significant factor in the operation of our businesses. We believe that we have created a corporate culture of strong compliance by taking a conservative approach to environmental issues in order to assure that we are operating well within the bounds of regulatory requirements. However, we cannot assure that we will be in full compliance with environmental requirements at all times and we cannot assure that we will not incur fines and penalties in the future. In 2011, we paid an insignificant amount of environmental fines and penalties across all of our segments.

                  We incur capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment, or take other remedial actions. During 2011, we spent approximately $2.4 million on capital expenditures to comply with environmental requirements. We expect to spend a similar amount in 2012 for this purpose.

                  As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws whether or not we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

                  In connection with the completion of the Forest Products Acquisition in 2004, OfficeMax generally indemnifies us for hazardous substance releases and other environmental violations that occurred prior to the Forest Products Acquisition. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required and in some cases, we may not be contractually entitled to indemnification by OfficeMax. See "Certain Relationships and Related Party Transactions—Office Max and the Forest Products Acquisition."

                  In connection with the sale of our Paper and Packaging & Newsprint assets in 2008, Boise Inc. and its affiliates assumed any and all environmental liabilities arising from our ownership or operation of the assets and businesses sold to them and we believe we are entitled to indemnification by them from third-party claims in the event they fail to fully discharge any such liabilities on the basis of common law rules of indemnification. However, Boise Inc. may not have sufficient funds to discharge its obligations when required or to indemnify us from third-party claims arising out of any such failure.

    Climate Change Matters

                  Various legislative and regulatory proposals to restrict emissions of greenhouse gasses ("GHG"), such as CO2, are under consideration in Congress, state legislative bodies and the U.S. Environmental Protection Agency ("EPA"). In particular, the EPA has promulgated its Tailoring Rule which directs states having authority to implement the Clean Air Act (which includes all states in which we have significant manufacturing operations) to treat GHG as regulated pollutants under their state implementation plans. The EPA's final rule and its November 2010 implementation guidance do not set specific standards to be utilized in air discharge permits and permits to construct significant new facilities. Generation of this detail has been left to the states. The key states in which our facilities are located (Louisiana, Oregon and Washington) are currently working through the process of incorporating GHG regulations into their state implementation plans. Most of our manufacturing facilities operate boilers or other process equipment that emits GHG. Such regulatory initiatives may require us to modify operating procedures or production levels, incur capital expenditures, change fuel sources, or take other actions that may adversely affect our financial results. However, given the high degree of uncertainty about the ultimate parameters of any such regulatory initiative, it is premature to make any prediction concerning such impacts.

                  A significant portion of our GHG emissions are from biomass-fired boilers and in July 2011, the EPA issued a final rule that defers, for three years, the applicability of federal New Source Review ("NSR") regulations to biogenic CO2 emissions. During the three-year deferral period, the EPA will evaluate whether or not to permanently exempt biogenic CO2 from NSR regulations. States are not required by this regulation to defer biogenic CO2 emissions from their NSR programs, but so far, states in which we operate have not indicated they will not follow the EPA's deferral. This action leaves considerable uncertainty as to the future regulatory treatment of biomass-generated GHG and the treatment of such GHG in the states in which we operate.

                  In addition, various government entities have adopted or are considering energy sourcing regulations which subsidize, or mandate consumption of specified percentages of, electrical power generated from nontraditional generating sources, including biomass fuels. These programs may increase our purchased electrical energy costs, create significant new competition for our fiber sources and provide opportunities for alternative uses of our residual fiber, such as sawdust, chips and shavings.

                  From time to time, legislative bodies and environmental regulatory agencies may promulgate new regulatory programs imposing significant incremental operating costs or capital costs on us. The EPA has recently promulgated a series of four regulations commonly referred to collectively as Boiler MACT, which are intended to regulate the emission of hazardous air pollutants from industrial boilers. At the time it announced the final promulgation of the regulations, the EPA also announced that it planned to reconsider portions of the regulations and has recently taken steps to initiate such reconsideration. In December 2011, the EPA published their re-proposed rules and we are currently evaluating the potential impact of the re-proposed rules on our business. If the Boiler MACT rules are finalized as re-proposed, we believe the new rules would be less costly for us to implement than the current rules. The EPA intends to finalize the new Boiler MACT rules in the second half of 2012. Once final, considerable uncertainty will still exist, as there will likely be legal challenges to the final rules from industry and/or environmental organizations. Notwithstanding that uncertainty, we are proceeding with efforts to analyze the applicability and requirements of the regulations, as recently re-proposed and the likely capital and operating costs required to comply. At this time, we cannot accurately forecast the capital or operating cost changes that may result from compliance with the regulations.

    Capital Investment

                  Information concerning our capital expenditures is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investment Activities" located elsewhere in this prospectus.

    Seasonal and Inflationary Influences

                  We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the building products industry. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonal and Inflationary Influences."

    Properties

                  Our properties are well-maintained and are suitable for the operations for which they are used. The following is a list of our facilities by segment as of November 1, 2012. We lease office space for our corporate headquarters in Boise, Idaho.

    Wood Products

                  We own all of our Wood Products manufacturing facilities. The following table summarizes our Wood Products facilities as of November 1, 2012:

Facility Type	Number of Facilities	Locations
LVL/I-joist/Laminated beam plants	4	Louisiana, Oregon, Idaho and Canada
Plywood and veneer plants	7	Louisiana(2), Oregon(4) and Washington
Sawmills	5	Oregon(3) and Washington(2)
Particleboard plant	1	Oregon

    Building Materials Distribution

                  We lease and own properties in our Building Materials Distribution business. All of our leases are non-cancellable and accounted for as operating leases. These leases are not subject to early termination except for standard non-performance clauses. In the next twelve months, the lease for our Vancouver, Washington facility is scheduled to terminate. We expect to renegotiate this lease on acceptable terms or to find similar property in the same geographic area. Additionally, we intend to exercise our option to renew two land leases eligible for renewal in the same period.

                  The following table summarizes our 32 Building Materials Distribution facilities as of November 1, 2012:

Location	Owned or Leased	Approximate Warehouse Square Footage
Phoenix, Arizona	Owned	33,000
Lathrop, California	Leased	164,000
Riverside, California	Leased	162,000
Denver, Colorado	Owned/Leased	203,000
Grand Junction, Colorado	Owned/Leased	97,000
Milton, Florida	Leased	87,000
Orlando, Florida	Owned	144,000
Pompano Beach, Florida	Leased	68,000
Atlanta, Georgia	Leased	155,000
Boise, Idaho	Owned/Leased	108,000
Idaho Falls, Idaho	Owned/Leased	69,000
Chicago, Illinois	Leased	76,000
Biddeford/Saco, Maine(a)	Leased	44,000
Baltimore, Maryland	Leased	205,000
Westfield, Massachusetts	Leased	134,000
Detroit, Michigan	Leased	108,000
Minneapolis, Minnesota	Leased	120,000
Billings, Montana	Owned	81,000
Greenland, New Hampshire	Owned/Leased	135,000
Delanco, New Jersey	Owned/Leased	345,000
Albuquerque, New Mexico	Leased	78,000
Greensboro, North Carolina	Owned/Leased	88,000
Marion, Ohio	Leased	80,000
Tulsa, Oklahoma	Owned	129,000
Memphis, Tennessee	Owned	78,000
Dallas, Texas	Owned/Leased	233,000
Houston, Texas	Leased	150,000
Salt Lake City, Utah	Leased	126,000
Spokane, Washington	Owned/Leased	58,000
Vancouver, Washington	Leased	86,000
Woodinville, Washington	Owned/Leased	110,000
Yakima, Washington	Owned/Leased	44,000

(a)
Truss manufacturing plant.

Employees

              As of September 30, 2012, we had approximately 4,470 employees. Approximately 30% of these employees work pursuant to collective bargaining agreements. As of September 30, 2012, we had ten collective bargaining agreements. On August 22, 2012, we reached agreement on a four year contract covering four Wood Products manufacturing facilities and one Building Materials Distribution location in the Pacific Northwest. The new agreement covering 623 current employees expires on May 31, 2016. We do not have any other union negotiations scheduled for 2012. One agreement, covering 359 employees at our facility in Florien, Louisiana and 262 employees at our facility in Oakdale, Louisiana, is set to expire on July 15, 2013. If we are not able to extend or renew such agreement upon its expiration, we could experience a material labor disruption or significantly increased labor costs, which could prevent us from meeting customer demand or reduce our sales and profitability.

Trademarks

              We maintain many trademarks for our manufactured wood products, particularly EWP. Our key registered trademarks include BOISE CASCADE® and the TREE-IN-A-CIRCLE® logo, which we believe to be of significant importance to our business.

Legal Matters

              We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Executive Officers, Key Management and Directors

              Since our formation in October 2004, our business has been managed under the direction of the board of managers of BC Holdings. On February 4, 2013, the persons indicated below were appointed to serve on our board of directors. Below is a list of names, ages and a brief account of the business experience of our executive officers, key members of management and directors, each as of February 4, 2013.

Name	Age	Position
Executive Officers:
Thomas E. Carlile	61	Chief Executive Officer and Director
Wayne M. Rancourt	50	Senior Vice President, Chief Financial Officer and Treasurer
Stanley R. Bell	66	President, Building Materials Distribution
Thomas A. Lovlien	57	President, Wood Products Manufacturing
John T. Sahlberg	59	Senior Vice President, Human Resources and General Counsel
Kelly E. Hibbs	46	Vice President and Controller
Key Management:
Thomas K. Corrick	57	Senior Vice President, Wood Products Manufacturing
Nick Stokes	55	Senior Vice President, Building Materials Distribution
Dennis R. Huston	60	Vice President of Sales and Marketing, Engineered Wood Products
Daniel G. Hutchinson	61	Vice President of Operations, Wood Products Manufacturing
Directors:
Duane C. McDougall	61	Director and Chairman of the Board
John W. Madigan	75	Director
Christopher J. McGowan	41	Director
Samuel M. Mencoff	56	Director
Matthew W. Norton	34	Director
Thomas S. Souleles	44	Director

Thomas E. Carlile, Chief Executive Officer and Director

              Mr. Carlile became our chief executive officer and a director in August 2009. Mr. Carlile previously served as our executive vice president and chief financial officer from February 2008 to August 2009, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president and chief financial officer. Mr. Carlile received a bachelor's degree in accounting from Boise State University and completed the Stanford Executive Program. Mr. Carlile is a member of the board of directors of FPH. Mr. Carlile's position as our chief executive officer allows him to advise the board of directors on management's perspective over a full range of issues affecting the company.

Wayne M. Rancourt, Senior Vice President, Chief Financial Officer and Treasurer

              Mr. Rancourt became our senior vice president and chief financial officer in August 2009. Mr. Rancourt previously served as our vice president, treasurer and investor relations from February 2008 to August 2009, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as vice president and treasurer. Mr. Rancourt received a B.S. degree in accounting from Central Washington University.

Stanley R. Bell, President, Building Materials Distribution

              Mr. Bell became our president, Building Materials Distribution, in February 2008, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president, Building Materials Distribution. Mr. Bell received a B.A. in economics from the University of Utah and an M.B.A. from the University of Utah.

Thomas A. Lovlien, President, Wood Products Manufacturing

              Mr. Lovlien became our president, Wood Products Manufacturing, in February 2008, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president, Wood Products. Mr. Lovlien received a bachelor's degree in accounting and a master's degree in wood technology from Oregon State University.

John T. Sahlberg, Senior Vice President, Human Resources and General Counsel

              Mr. Sahlberg became our senior vice president, Human Resources and General Counsel, effective August 2012. Prior to his election as senior vice president, Human Resources and General Counsel, Mr. Sahlberg served as vice president, Human Resources and General Counsel since January 2011. Prior to that, he served as vice president, Human Resources from February 2008 to January 2011. Prior to that, he served as director of Human Resources from February 2006 to February 2008. From October 2004 through January 2006, he was the director of labor relations. Mr. Sahlberg received a bachelor's degree in economics from Harvard College and a J.D. from Georgetown University. He is a member of the Idaho State Bar.

Kelly E. Hibbs, Vice President and Controller

              Mr. Hibbs became our vice president and controller in February 2011. Mr. Hibbs previously served as our director of strategic planning and internal audit from February 2008 to February 2011. From October 2004 to February 2008, he served as manager of financial forecasts and projects. Mr. Hibbs received a B.A. in accounting from Boise State University. He is a certified public accountant.

Thomas K. Corrick, Senior Vice President, Wood Products Manufacturing

              Mr. Corrick became our senior vice president, Wood Products Manufacturing, effective August 2012. Prior to his election as senior vice president, Wood Products Manufacturing, Mr. Corrick served as senior vice president, Engineered Wood Products since February 2011. Prior to that, Mr. Corrick served as vice president, Engineered Wood Products, from January 2005 to February 2011. From October 2004 to January 2005, he served as the general manager of Engineered Wood Products. Mr. Corrick received both his bachelor's and master's degrees in business administration from Texas Christian University.

Nick Stokes, Senior Vice President, Building Materials Distribution

              Mr. Stokes became our senior vice president, Building Materials Distribution, in February 2011. Mr. Stokes previously served as vice president, Building Materials Distribution, from October 2004 to February 2011. Mr. Stokes received a B.S. in management and a B.S. in marketing from the University of Utah.

Dennis R. Huston, Vice President of Sales and Marketing, Engineered Wood Products

              Mr. Huston became our vice president of sales and marketing, Engineered Wood Products, in August 2012. Mr. Huston previously served as sales manager of our Engineered Wood Products from 1994 until August 2012. Mr. Huston received a bachelor's degree in political science from the University of Dubuque.

Daniel G. Hutchinson, Vice President of Operations, Wood Products Manufacturing

              Mr. Hutchinson became our vice president of operations for Wood Products Manufacturing in August 2012. He previously served as general manager of operations for our Engineered Wood Products business from 2008 to August 2012. From 2007 to 2008, he served as our Engineered Wood Products national accounts manager. Mr. Hutchinson received an M.B.A. from Washington State University and bachelor's degrees in accounting and finance from the University of Idaho.

Duane C. McDougall, Chairman of the Board and Director

              Mr. McDougall has served as our board chairman since December 2008 and has been a director of the company since 2005. Mr. McDougall also served as our chief executive officer from December 2008 to August 2009. Prior to joining our company, Mr. McDougall was president and chief executive officer of Willamette Industries, an international paper and forest products company, until its sale in 2002. During his 23-year career with Willamette, Mr. McDougall held numerous operating and finance positions before becoming president and chief executive officer of Willamette. Mr. McDougall received a B.S. in accounting from Oregon State University. Mr. McDougall is also a member of the boards of directors of Cascade Corporation, FPH, The Greenbrier Companies and StanCorp Financial Group, Inc. Mr. McDougall was a member of the boards of directors of InFocus Corporation and West Coast Bancorp; he no longer serves on these boards. Mr. McDougall's experience as the CEO of a major forest products company provides our board of directors with valuable insight on operational and industry issues.

John W. Madigan, Director

              Mr. Madigan has served as one of our directors since January 2005. In December 2003, Mr. Madigan retired from Tribune Company, where he had served as chairman and chief executive officer since 1996. Tribune Company operates businesses in publishing, interactive media and broadcasting. Mr. Madigan currently serves as an advisor to Madison Dearborn. Mr. Madigan's experience in directing the operations of a major corporation provides our board of directors with perspective on operating issues. Mr. Madigan holds bachelor's and master's degrees in business administration from the University of Michigan. Mr. Madigan is a member of the board of directors of Gilead Sciences, Inc. Mr. Madigan was a member of the boards of directors of Morgan Stanley and AT&T Wireless; he no longer serves on these boards.

Christopher J. McGowan, Director

              Mr. McGowan has served as one of our directors since October 2004. In September 2011, he became a general partner of CJM Ventures, L.L.C. and OPTO Holdings, L.P. and in July 2012 became a controlling member of Content Support Company, LLC. In the spring of 2012, Mr. McGowan served as a faculty advisor to The University of Chicago Booth School of Business and currently serves as Entrepreneur in Residence and Senior Advisor there. From 1999 until 2011, he was employed by Madison Dearborn and served as a managing director concentrating on investments in the basic industries sector. Prior to joining Madison Dearborn, Mr. McGowan was with AEA Investors, Inc. and Morgan Stanley & Co. Incorporated. Mr. McGowan received a B.A. from Columbia University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. McGowan currently serves on the boards of directors of OPTO International, Inc., FPH and Smurfit Kappa Group Ltd. (formerly known as Jefferson Smurfit Group). Mr. McGowan also serves on the board of directors of the University of Chicago Laboratory Schools. He is also a member of Hyde Park Angels and serves on their Portfolio Advisory Board as well as Chairman of the Limited Partner Advisory Committee for Hyde Park Venture Partners. Mr. McGowan was a member of the boards of directors of BWAY Holding Company in 2010-2011, the Illinois Venture Capital Association in 2009-2011 and First Wind Partners in 2009; he no longer serves on these boards. Mr. McGowan provides strong finance skills to our board of directors.

Samuel M. Mencoff, Director

              Samuel M. Mencoff has served as one of our directors since October 2004. Mr. Mencoff has been employed by Madison Dearborn since 1992 and currently serves as co-CEO. Prior to co-founding Madison Dearborn, Mr. Mencoff was employed by First Chicago Venture Capital for 11 years. Mr. Mencoff has approximately 30 years of experience in private equity investing with a particular focus on investments in the basic industries sector. Mr. Mencoff received an A.B. from Brown University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Mencoff is a former member of the board of directors of Great Lakes Dredge & Dock Corporation and he has served on the boards of directors of numerous other public and private companies. He is currently a member of the boards of directors of FPH, Packaging Corporation of America and Smurfit Kappa Group, Ltd. (formerly known as Jefferson Smurfit Group). Mr. Mencoff is also a member of the board of directors of World Business Chicago, a not-for-profit economic development organization based in Chicago, Illinois. Mr. Mencoff provides strong finance skills to our board of directors and valuable experience gained from previous board service.

Matthew W. Norton, Director

              Mr. Norton has served as one of our directors since December 2008. Mr. Norton has been employed by Madison Dearborn since 2008 and currently serves as a director. From August 2006 to May 2008, Mr. Norton attended The Wharton School of the University of Pennsylvania. From 2004 to August 2006, he was employed by Madison Dearborn as an associate. From 2001 to 2004, he was employed by Merrill Lynch. Mr. Norton received a B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Norton was also a member of the board of directors of Boise Inc. until January 2010 and he is a current member of the boards of directors of FPH, CoVant Technologies II, LLC, Fieldglass, Inc. and Taupo Holding, Inc. Mr. Norton provides strong finance skills to our board of directors.

Thomas S. Souleles, Director

              Mr. Souleles has served as one of our directors since October 2004. Mr. Souleles has been employed by Madison Dearborn since 1995 and currently serves as a managing director concentrating on investments in the basic industries sector. Prior to joining Madison Dearborn, Mr. Souleles was with Wasserstein Perella & Co., Inc. Mr. Souleles received an A.B. from Princeton University, a J.D. from Harvard Law School and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Souleles is also a member of the boards of directors of FPH, Packaging Corporation of America, Schrader International, Inc. and Children's Hospital of Chicago Medical Center and of the board of trustees of the National Multiple Sclerosis Society, Greater Illinois Chapter. Mr. Souleles was a member of the boards of directors of Boise Inc., Magellan GP, LLC, Magellan Midstream Holdings GP, LLC, Great Lakes Dredge & Dock Corporation, US Power Generating Company and BWAY Holding Company; he no longer serves on these boards. Mr. Souleles provides strong finance skills to our board of directors.

              We intend to add at least one additional director to our board of directors following this offering.

Controlled Company

              For purposes of the NYSE rules, we expect to be a "controlled company." Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that BC Holdings, which is controlled by FPH, and ultimately, by a fund managed by Madison Dearborn, will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the NYSE rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Nominating/Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees. Therefore, following this offering if we are able to rely on the "controlled company" exemption, we will not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE rules.

              The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

              Our board of directors consists of seven directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Our board of directors is divided into three classes, each serving staggered, three-year terms:

  •
  Our Class I directors are Thomas E. Carlile and Duane C. McDougall, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

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  Our Class II directors are Christopher J. McGowan and John W. Madigan, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

  •
  Our Class III directors are Samuel M. Mencoff, Matthew W. Norton and Thomas S. Souleles, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

              As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

              In connection with this offering, we will enter into a Director Nomination Agreement with BC Holdings that provides BC Holdings the right to designate nominees for election to our board of directors for so long as BC Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. MDCP IV may cause BC Holdings to assign its designation rights under the Director Nomination Agreement to MDCP IV or to an MDCP IV affiliate so long as MDCP IV and its affiliates are the beneficial owners of 50% or more of BC Holding's voting equity interests.

              The number of nominees that BC Holdings is entitled to designate under this agreement will bear the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by BC Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, BC Holdings shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director's term regardless of BC Holdings' beneficial ownership at such time. BC Holdings shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as BC Holdings owns less than 10% of our outstanding common stock.

Committees of the Board of Directors

              The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

              The Audit Committee is responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm's qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

              Our Audit Committee consists of Messrs. Madigan, McGowan and Norton. We believe that Messrs. Madigan and McGowan qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add an additional independent director to our Audit Committee within one year of the effective date of the registration statement in order to comply with applicable rules and regulations of our stock exchange. We also believe that Mr. McGowan qualifies as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee, which will be available on our corporate website at www.bc.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

              The Compensation Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

              Our Compensation Committee consists of Messrs. Madigan, McDougall, Mencoff and Souleles. Our board of directors has adopted a written charter for the Compensation Committee, which will be available on our corporate website at www.bc.com upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Nominating Committee

              Our Corporate Governance and Nominating Committee is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

              Our Corporate Governance and Nominating Committee consists of Messrs. Carlile, McDougall, Norton and Souleles. Our board of directors has adopted a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at www.bc.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

              During 2012, no officer or employee served as a member of BC Holdings' Compensation Committee, except for Mr. McDougall, who was employed by the company to act as the chairman of its board of directors until his resignation from employment effective December 31, 2012. See "Executive Compensation—Director Compensation" for a description of Mr. McDougall's employment agreement. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on BC Holdings' board of managers or Compensation Committee. Although Mr. Carlile serves as an executive officer and director of FPH, FPH does not compensate its executive officers for serving in such capacity.

Other Committees

              Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Risk Oversight

              Our board of directors will oversee the risk management activities designed and implemented by our management. The board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

              Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

              There are no family relationships among any of our executive officers or any of our directors.

Code of Ethics

              We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.bc.com by clicking on About Boise Cascade and then Code of Ethics. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

              Our Named Executive Officers for 2012 and the positions they held with the company as of December 31, 2012 are:

    Thomas E. Carlile—Chief Executive Officer
    Wayne M. Rancourt—Senior Vice President, Chief Financial Officer and Treasurer
    Stanley R. Bell—President, Building Materials Distribution
    Thomas A. Lovlien—President, Wood Products Manufacturing
    John T. Sahlberg—Senior Vice President of Human Resources, General Counsel and Secretary

              Throughout this section, the term "Named Executive Officer" is intended to refer to the individuals identified above. The term "Officer" is intended to refer to those persons holding the title of Vice President, Senior Vice President, President, or Chief Executive Officer, all of whom are identified in the section titled "Management."

Summary of Key Events

              The major compensation events affecting our Named Executive Officers during 2012 were as follows:

              1.     In February 2012, the Compensation Committee confirmed the long-term incentive plan ("LTIP") awards for 2011 calculated under the terms of the plan and directed payment of the initial installment of the 2011 awards. In addition, in February 2012, Award Notices for the 2012 iteration of the plan were approved by the committee.

              2.     In February 2012, the Compensation Committee approved award payments to our Named Executive Officers and other participants for amounts earned under our annual, short-term Incentive and Performance Plan ("STIP") for the 2011 plan year. The committee also approved issuance by the company of Award Notices under the plan, which established the criteria for 2012 awards for our Named Executive Officers and other participants in the plan.

              3.     Effective August 1, 2012, the Compensation Committee approved salary increases for existing officers and promoted Mr. Sahlberg to Senior Vice President, Human Resources and General Counsel.

              4.     Effective December 31, 2012, Mr. McDougall resigned as an employee of the company but will remain non-employee Chairman of the Board.

Executive Compensation Program Objective

              Our Compensation Committee's overall objective for our Named Executive Officers' compensation is to establish a package that will:

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  Provide aggregate compensation that reflects the market compensation for executives with similar responsibilities with due adjustment to reflect the experience, performance and other distinguishing characteristics of specific individuals;

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  Align compensation with the company's performance on both a short-term and long-term basis;

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  Link each Named Executive Officer's compensation to his performance and the areas for which he is responsible;

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  Attract, motivate, reward and retain the broad-based management talent critical to achieving the company's business goals; and

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  Align the interests of our Named Executive Officers with those of our equity owners through their ownership of equity interests of the company.

What the Compensation Program Is Designed to Reward

              The compensation program as a whole is designed to provide a base level of compensation that will attract and retain the broad-based management talent the Compensation Committee believes is essential to achieving the company's strategic objectives and to reward, with short-term and long-term compensation, performance by its Named Executive Officers that maintains and creates value for our equity investors. Although we anticipate that the specific details of our executive compensation and benefits may be altered from time to time to reflect economic conditions, changes in the market for executive talent, the company's business strategies and regulatory changes, the overall objective of our compensation and benefits package will remain substantially the same over time.

Use of Market Data to Determine Amount and Allocation of Compensation

              The Compensation Committee believes that an important criterion for the determination of the aggregate value of the company's compensation program and the allocation of such value among the various elements of its compensation plans is market data on the amounts, allocations and structures utilized by similarly situated companies for positions of comparable responsibility.

              Management and the Compensation Committee have historically utilized compensation and benefits surveys to ascertain market levels of aggregate compensation and the allocation of that compensation among specific compensation elements for its Named Executive Officers. Aggregate compensation and each of the major elements (base salary, STIP compensation and LTIP compensation) for the company's Named Executive Officers had been targeted at the 50th percentile of the surveyed companies. However, the specific aggregate compensation (and the allocation thereof among the elements of such total compensation) paid to any of our Named Executive Officers may be below or above the 50th percentile target levels, depending on subjective judgments made by the Compensation Committee based on factors such as the specific Officer's tenure with the company and in his position, responsibilities that vary from the benchmark position and historical performance in the job.

              In 2011, the committee retained the services of Frederic W. Cook & Co. ("Frederic Cook"), a compensation consultant, to prepare a comprehensive analysis of the company's compensation packages for its Named Executive Officers and to compare the specific elements of compensation and the aggregate value with a group of peer companies selected by the consultant. The peer companies consisted of Ainsworth Lumber Co.; Associated Materials Incorporated; Beacon Roofing Supply, Inc.; BlueLinx, Inc.; Builders FirstSource, Inc.; Canfor Corporation; Eagle Materials, Inc.; International Forest Products Corporation; Louisiana-Pacific Corporation; Norbord Ltd.; Nortek, Inc.; Ply Gem Holdings, Inc.; Simpson Manufacturing Company, Inc.; Universal Forest Products, Inc.; and West Fraser Timber Co. Ltd. Based on revenues, EBITDA, market capitalization, enterprise value and one-year and three-year annualized shareholder return data of the company and the selected peer companies, Frederic Cook concluded that the company's enterprise value and estimated market capitalization were generally in the median range. In 2011, the aggregate compensation paid to each of Messrs. Bell and Lovlien was above the 50th percentile target levels in light of their respective years of experience in the positions in which they serve. The aggregate compensation paid to Messrs. Carlile, Sahlberg and Rancourt were at or beneath such 50th percentile target levels in light of their respective experience levels in the positions in which they serve, each of which was less than that of Messrs. Bell and Lovlien. The Compensation Committee used the results of this study, along with the continuing depressed conditions in our product markets, to guide it in determining not to make any changes in Named Executive Officer compensation in 2011. The committee used the 2011 Frederic Cook study as the basis for the salary increases approved in July 2012 given the improved business performance.

Executive Compensation Program Elements

              The five elements of the company's executive compensation program are:

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  Base salary;

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  STIP;

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  Discretionary bonus awards;

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  LTIP; and

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  Other compensation and benefit plans.

Role of Management in Setting Executive and Director Compensation

              As described above, the Compensation Committee increased the compensation of executives in 2012. Management did not participate in that decision. The company's Chief Executive Officer makes recommendations to the Compensation Committee with respect to performance targets for the company's STIP and LTIP. All decisions with respect to such targets are approved by the Compensation Committee. Management does not participate in setting director compensation.

Base Salary

              The company provides a base salary to Officers to attract and retain talented and experienced individuals to provide management and leadership services to the company.

              The committee customarily reviews base salaries for Named Executive Officers annually and at the time of promotions or other changes in responsibilities. Because of the extreme adverse conditions in the company's product markets for the years prior to 2012 covered in this filing, the Compensation Committee had not approved a general wage increase for the Named Executive Officers until 2012. In prior years, the committee had approved the following changes to reflect promotions: a promotional increase was granted to Mr. Rancourt when he became Senior Vice President, Chief Financial Officer and Treasurer in 2009 and one was granted to Mr. Carlile when he became Chief Executive Officer in 2009. The Compensation Committee arrived at the base salaries granted Mr. Carlile and Mr. Rancourt on the basis of a comparative analysis of the base salaries accorded their predecessors, along with their relative levels of experience and the current structure of the company, rather than a comprehensive review of new market data.

STIP

              The STIP is designed to recognize and reward the contributions that Named Executive Officers and other participants have made to the company's annual performance. The plan does this by linking a portion of the annual cash compensation of each participant to performance measures that are expected to positively affect the company's annual financial performance. We offer this plan to encourage and reward conduct that will lead to better performance of our businesses as measured by the criteria used for determining award amounts. Each individual's participation in the plan, along with the criteria for calculation of the payout to such participant, is established annually by action of our Compensation Committee and communicated to the participants in a STIP Award Notification (Award Notice). A determination of the amount payable under the plan on account of the year is made by the Compensation Committee and the resulting payments (Awards) are made to participants.

2011 STIP Compensation

              For 2011, each of our Named Executive Officers participated in the STIP. The plan provided for Awards to be calculated as a percentage of base salary, based on the extent to which the financial goals and performance objectives were met during the year and on the exercise of the Compensation Committee's discretion. The 2011 annual incentive Award targets for our Named Executive Officers were as follows:

Officer	Target as a Percentage of Base Salary
Thomas E. Carlile	100%
Wayne M. Rancourt	55%
Stanley R. Bell	55%
Thomas A. Lovlien	55%
John T. Sahlberg	45%

              The actual Awards may be less than or greater than the target incentive amounts depending on the achievement of predetermined financial goals and performance objectives and the exercise of the Compensation Committee's discretion. Awards for each Officer ranges from a threshold of 25% of the target Award through a maximum of 225% of the target Award, depending on financial goals achieved for 2011. The dollar amount of the threshold, target and maximum Award payable to each of our Named Executive Officers is set out in the table found under "Grants of Plan-Based Awards" in this "Executive Compensation" section.

              The annual financial goals required for each of our Named Executive Officers under our 2011 STIP were as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $ or %	Requirement For Target Payment $ or %	Requirement For Maximum Payment $ or %
		(in millions, except PRONWC)
Thomas E. Carlile	100% Corporate EBITDA	$5	$40	$125
Wayne M. Rancourt	100% Corporate EBITDA	5	40	125
Stanley R. Bell	25% Corporate EBITDA	5	40	125
	37.5% BMD Division EBITDA	10	25	70
	37.5% BMD Division PRONWC	1.0%	8.8%	23.5%
Thomas A. Lovlien	25% Corporate EBITDA	5	40	125
	75% Wood Products Division EBITDA	10	35	80
John T. Sahlberg	100% Corporate EBITDA	5	40	125

              EBITDA means earnings before interest (interest expense and interest income), income taxes and depreciation and amortization at the corporate or division level as indicated in the table above and adjusted in each case for special items. PRONWC means pretax return on net working capital. It is calculated by dividing Building Materials Distribution segment net operating income by the segment's average net working capital reported as of each month-end during a 13-month period running from December 2010 through December 2011, adjusted in each case for special items. The Compensation Committee believes that EBITDA adjusted for special items represents a financial measure that closely approximates the value delivered by management to the company's equity owners and is a key measure of performance frequently used by the company's debt holders. The Compensation Committee included

PRONWC as a portion of Mr. Bell's performance criteria because it reflects his division's control of its working capital, which is a critical financial measure in our distribution business. In 2011, the Corporate EBITDA, Building Materials Distribution EBITDA and Wood Products EBITDA were $12.9 million, $11.6 million and $15.5 million, respectively, resulting in aggregate payments to each of our Named Executive Officers equal to 42% of target under the STIP for 2011.

              At its meeting in February 2012, our Compensation Committee confirmed the payment to each of our Named Executive Officers of an Award that was calculated in accordance with the plan's metrics. The amounts approved by the committee for payment to each of the Named Executive Officers pursuant to the 2011 plan are reported in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

2012 STIP Compensation

              At the Compensation Committee's meeting in February 2012, the committee approved the details of the company's 2012 STIP. At the time of adoption in February 2012, no changes were made to the plan document or the methods for calculating the financial criteria to be used in determining each Named Executive Officer's Award under the plan. Mr. Sahlberg's target as a percentage of base salary was subsequently increased in 2012 from 45% to 55% when he was promoted to a senior vice president effective August 2012.

              The annual financial goals required for each of our Named Executive Officers under our 2012 STIP are as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $ or %	Requirement For Target Payment $ or %	Requirement For Maximum Payment $ or %
		(in millions, except PRONWC)
Thomas E. Carlile	100% Corporate EBITDA	$5	$50	$135
Wayne M. Rancourt	100% Corporate EBITDA	5	50	135
Stanley R. Bell	25% Corporate EBITDA	5	50	135
	37.5% BMD Division EBITDA	10	30	70
	37.5% BMD Division PRONWC	1.0%	11.3%	24.0%
Thomas A. Lovlien	25% Corporate EBITDA	5	50	135
	75% Wood Products Division EBITDA	10	40	90
John T. Sahlberg	100% Corporate EBITDA	5	50	135

              As in past years, the committee reserves broad discretion to adjust the formula payout of the STIP based on its perception of the performance of the company relevant to market conditions prevailing during the plan period, along with other factors it deems relevant, including the company's performance compared with competitors and its ability to bear the cost of the payout. The company has not finalized results of operations for 2012. The Compensation Committee will meet in February 2013 to determine payouts under the 2012 STIP.

2012 Bonus Payments

              From time to time, the company may elect to grant a discretionary bonus to one or more of the Officers or other employees to recognize and reward exemplary performance providing value to the company that is not recognized by the structure of the company's STIP. These bonus payments are not governed by any formal plan and no Officer has any contractual entitlement or expectation of any such payment. The amount and timing of the grant of any such bonus to Named Executive Officers are determined by the Compensation Committee at its sole discretion. The Compensation Committee does not meet until February 2013, at which time it may consider bonus payments for 2012.

Long-Term Incentive Compensation (Management Equity Plan and LTIP)

              We have two long-term incentive plans that are included in the compensation information for our Named Executive Officers: the Management Equity Plan ("MEP") and the 2010, 2011 and 2012 LTIPs. The MEP ended on December 31, 2010, as discussed below. As a result, no Named Executive Officer received any compensation from the MEP in 2011 or 2012.

MEP

              Our principal equity owner is a private equity fund managed by Madison Dearborn. Madison Dearborn believes that the senior management of its portfolio companies should hold a personally significant interest in the equity of the portfolio company and maintain that ownership throughout the period of Madison Dearborn's ownership of the portfolio company. The purpose of this requirement is to maintain a close alignment between the interests of Madison Dearborn, as the principal equity owner of the portfolio company and the interests of the company's senior management. The terms of these arrangements are structured uniquely to fit the conditions of each portfolio company, but the overriding philosophy is to encourage investment by key managers in the enterprise so their interests are aligned with those of Madison Dearborn.

              Madison Dearborn implemented its management investment philosophy in our case through the creation of the MEP. The Compensation Committee believes the MEP aligns the interests of the Named Executive Officers and other management investors (the Management Investors) with those of BC Holdings' equity investors. Under the terms of the MEP, each Named Executive Officer has made a personally significant investment in the company. With limited exceptions described below, he or she may be required to maintain that investment or interest for the same term as Madison Dearborn maintains its investment in the company. All references to "Series A equity units", "Series B equity units" or Series C equity units" in this "Executive Compensation" section refer to equity units of BC Holdings, our direct parent company.

              Shortly after the completion of our acquisition of the forest products and paper assets of OfficeMax, FPH offered an opportunity to purchase its Series B equity units to each of 171 of the Management Investors. The Series B equity units were priced at $1.00 per unit, which was the same price paid by Madison Dearborn for its investment in FPH made to fund the acquisition. If a Management Investor elected to purchase Series B equity units (which all of our Named Executive Officers and substantially all of the other offerees elected to do), he or she was also awarded a grant of the FPH Series C equity units. The Series B equity units are the voting common equity units of FPH. The Series C equity units are nonvoting equity units of FPH, which share in the appreciation in the value of FPH only after the holders of the Series B equity units have recovered a specified participation threshold. The participation threshold for Series C equity units issued in 2004 was $1.00 per outstanding Series B unit.

              In 2006 and 2009, an additional award of Series C equity units was made to a limited group of individuals, including two of our directors. The participation threshold of our 2006 and 2009 Series C equity units to the outstanding Series B equity units are $2.00 and $1.30, respectively.

              As a result of employment terminations due principally to business unit divestitures and retirements, our Series B and Series C management equity units are held by 48 of our key managers (as of January 1, 2013). The number of shares of our common stock in which our Named Executive Officers may be deemed to have a pecuniary interest (based on the number of FPH Series B and

Series C equity units currently held by such Named Executive Officers) are disclosed in "Security Ownership by Certain Beneficial Owners and Management" of this prospectus.

              The 2004 and 2006 purchases and awards (and the subsequent ownership of the FPH Series B and Series C equity units so purchased or awarded) are governed by a series of Management Equity Agreements between FPH, Madison Dearborn and each of the Management Investors, which collectively constitute our MEP.

              The MEP contains many of the features typical of an investor rights agreement for a closely held company. The material terms of the MEP are:

  •
  The Management Investor is not permitted to sell or otherwise transfer his or her equity units governed by the agreement except in connection with estate planning activities (in which case, the equity units remain subject to the plan) and in connection with implementation of the liquidity features described below.

  •
  The Management Investor is required to sell his or her units in connection with a sale of FPH approved by Madison Dearborn and may require that Madison Dearborn cause a purchaser of all or any portion of the FPH equity units held by Madison Dearborn to include in its purchase of Madison Dearborn's equity units the equity units of each of the Management Investors (or the applicable proportion thereof in the case of a purchase of less than all of the FPH equity units) at the same price and on the same terms as are provided to Madison Dearborn (with due allowance for the relevant participation thresholds applicable to Series C equity units).

  •
  FPH may, but is not required to, purchase from the Management Investor his or her equity units upon termination of the Management Investor's employment with the company (or service on the board of directors) at a fair market value for all vested equity units and original costs for unvested Series B equity units. No repurchase price is payable as to unvested Series C equity units. The company's current policy is that it does not repurchase the units of a Management Investor who leaves the company except where such repurchase is required of it by the terms of the MEP. A Management Investor may require the company to exercise its option to repurchase his or her equity units upon termination of employment with the company (or service on its board of directors) only if such termination arises from either (i) the death or permanent disability of the Management Investor or (ii) the sale of a division of the company applicable to the Management Investor.

  •
  Series B equity units vested over a three to five-year period, which ended on December 31, 2009. With regard to Series C equity units held by Named Executive Officers, 81.45% of those units were subject to a time-vesting requirement, which was fully satisfied on December 31, 2010. The remaining Series C equity units were subject to a performance-vesting formula, satisfaction of which was to be calculated as of December 31, 2010. None of the Series C performance units met their performance-vesting requirements and accordingly, they were all forfeited at year-end 2010. The number of Series B and Series C equity units held by each of our Named Executive Officers is disclosed in "Security Ownership of Certain Beneficial Owners and Management." All such units are now fully vested. In contrast to many public company equity compensation plans, vesting does not, under our plan, necessarily create a liquidity opportunity for the Management Investor. Its only effect is on the valuation formulas that may be used when and if a liquidity event occurs.

LTIP

              In October 2009, our Compensation Committee adopted our LTIP. The terms of the LTIP contemplate the annual grant to participants by the company of an opportunity to earn a cash Award conditioned upon achievement of specified financial goals established by the Compensation Committee. The plan provides that the identity of participants and the terms under which each year's Award are to be calculated and paid shall be set by the Compensation Committee and communicated to participants in an Award Notice with the resulting payments to be calculated by the Compensation Committee once the company's performance against the relevant financial criteria is determined.

              In February 2011, the Compensation Committee approved Award Notices under the LTIP for a group of the company's senior managers, including each of its Named Executive Officers. The Award Notices enabled each such Officer an opportunity to earn a cash Award determined on the basis of a target percentage of the Officer's base salary (as specified in the Award Notice) and the company's 2011 achievement against corporate EBITDA goals, set forth in the Award Notice. Awards for each Officer ranges from a threshold of 50% of the target Award through a maximum of 200% of the target Award, depending on corporate EBITDA achieved for 2011. Although the amount of the Award was determined on the basis of the company's 2011 financial performance, the resulting Award will be paid in three equal installments, which will be payable no later than March 15, 2012, 2013 and 2014. To earn each installment of the Award, a participant must remain an employee of the company through December 31 of the year preceding the due date of the payment, provided that participants who are retirement eligible and who in fact retire prior to such vesting dates will nonetheless be treated as fully vested in all three installments. If in any plan year the company and its service providers are subject to the provisions of Internal Revenue Code Section 457A, participants who meet the plan's definition of "retirement eligible" will receive an accelerated distribution (the Section 457A Accelerated Payment) equal to 40% of the deferred installments of the Award for such plan year. The purpose of this accelerated payment of a portion of the deferred installments is to enable such participants to pay taxes on the imputed income for the deferred installments, which Internal Revenue Code Section 457A imposes on the deferred installments. Plan participants are retirement-eligible if they are: 1) age 62 or older and have ten years of service or 2) are age 65 or older.

              In considering the LTIP and the 2011 Award Notices, the Compensation Committee recognized that management's ownership of Series B and Series C equity units under the Management Equity Plan will continue to provide an incentive that aligns management's interests with those of the company's equity owners. However, it also recognized that with the expiration of the vesting provisions of that structure, an additional long-term incentive component was required to maintain competitive compensation levels, provide a retention incentive and provide adequate alignment of management's and equityholders' interests.

              The target Awards for 2011, expressed as a percentage of base salary, for each of our Named Executive Officers, are disclosed in the table below:

Officer	Target Award as a Percentage of Base Salary
Thomas E. Carlile	100%
Wayne R. Rancourt	50%
Stanley R. Bell	50%
Thomas A. Lovlien	50%
John T. Sahlberg	40%

              The annual financial goals required for each of our Named Executive Officers under our 2011 LTIP were as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $	Requirement For Target Payment $	Requirement For Maximum Payment $
		(in millions)
Thomas E. Carlile	100% Corporate EBITDA	$10	$50	$130
Wayne M. Rancourt	100% Corporate EBITDA	10	50	130
Stanley R. Bell	100% Corporate EBITDA	10	50	130
Thomas A. Lovlien	100% Corporate EBITDA	10	50	130
John T. Sahlberg	100% Corporate EBITDA	10	50	130

              EBITDA means earnings before interest (interest expense and interest income), income taxes and depreciation and amortization as indicated in the table above and adjusted in each case for special items. The Compensation Committee believes that EBITDA adjusted for special items represents a financial measure that closely approximates the value delivered by management to the company's equity owners and is a key measure of performance frequently used by the company's debt holders. Corporate EBITDA was $12.9 million in 2011, resulting in aggregate payments to each of our Named Executive Officers equal to 54% of target under the LTIP for such year.

              In February 2012, Awards, calculated in accordance with the metrics of the LTIP and the 2011 Award Notices and the company's 2011 financial performance, were confirmed by the Compensation Committee and payments of initial installments of such 2011 Awards were authorized. In addition, payments of Section 457A Accelerated Payments to two Named Executive Officers who were retirement-eligible were authorized. The amount of such payment authorized for each Named Executive Officer is disclosed in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" and the explanatory footnote to such column.

2012 LTIP

              At the Compensation Committee's meeting in February 2012, the committee approved the details of the company's 2012 LTIP Award Notices. At the time of adoption in February 2012, no changes were made to the plan document or the methods for calculating the financial criteria to be used in determining each Named Executive Officer's Award under the plan. Mr. Sahlberg's target as a percentage of base salary was subsequently increased in 2012 from 40% to 50% when he was promoted to a senior vice president effective August 2012.

              The annual financial goals required for each of our Named Executive Officers under our 2012 LTIP are as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $	Requirement For Target Payment $	Requirement For Maximum Payment $
		(in millions)
Thomas E. Carlile	100% Corporate EBITDA	$10	$60	$150
Wayne M. Rancourt	100% Corporate EBITDA	10	60	150
Stanley R. Bell	100% Corporate EBITDA	10	60	150
Thomas A. Lovlien	100% Corporate EBITDA	10	60	150
John T. Sahlberg	100% Corporate EBITDA	10	60	150

              As in past years, the Compensation Committee reserves broad discretion to adjust the formula payout of the LTIP based on its perception of the performance of the company relevant to market conditions prevailing during the plan period, along with other factors it deems relevant, including the company's performance compared with competitors and its ability to bear the cost of the payout. The company has not finalized results of operations for 2012. The Compensation Committee will meet in February 2013 to determine payouts under the 2012 LTIP.

Other Compensation and Benefit Plans

              The company's Named Executive Officers receive additional compensation in the form of payments, allocations, or accruals under various other compensation and benefit plans. These plans and benefits, which are described below, are provided to ensure that we are providing an aggregate compensation and benefits package that is competitive in the marketplace, thereby ensuring that we can attract and retain the management talent needed to achieve the company's strategic objectives.

Defined Benefit Pension Benefits

              We maintain a frozen defined benefit pension plan, referred to as the Salaried Pension Plan ("SPP"), as well as frozen supplemental pension plans for certain salaried employees, including each of the Named Executive Officers.

              Our SPP entitles each vested employee to receive an annual pension benefit at normal retirement age equal to 1.25% of the average of the highest five consecutive years of compensation out of the last ten years of employment through December 31, 2009, multiplied by the participant's years of service through December 31, 2003, plus 1% of the average of such benchmark compensation level multiplied by the participant's years of service from December 31, 2003, through December 31, 2009. Under the SPP, "compensation" is defined as the employee's taxable base salary plus any taxable amounts earned under our annual variable incentive compensation programs. Benefits are computed on a straight-line annuity basis and are not offset by Social Security or other retirement-type benefits. An employee is 100% vested in his or her pension benefit after five years of unbroken service. Our Compensation Committee froze the company's salaried pension plans effective December 31, 2009. Accordingly, no further benefits have been earned under this plan since that date.

              If prior to the freezing of the SPP, an employee earned income in excess of the limits provided under the Internal Revenue Code for qualified plans, or if income was deferred under the company's deferred compensation plan and not taxed (and therefore not counted for purposes of the benefit amount calculation under the qualified SPP), the excess benefits will be paid from the company's general assets under our unfunded, nonqualified Supplemental Pension Plan (SUPP). Because the benefit definition in the SUPP is derivative of that contained in the SPP described above, the benefit freeze adopted for the qualified plan at year-end 2009 effected a similar freeze in further benefit accruals as of such date under the SUPP.

              Under our unfunded, nonqualified Supplemental Early Retirement Plan ("SERP"), an Officer is eligible for benefits under the plan if he or she: (i) was an Officer of OfficeMax immediately prior to Madison Dearborn's acquisition of the forest products and paper assets from OfficeMax (the Forest Products Acquisition); (ii) is 55 years old or older (or 58 years old or older for Officers elected on or after June 1, 2004 and before October 29, 2004); (iii) has ten or more years of service; (iv) has served as an Officer for at least five full years; and (v) retires before the age of 65. Eligible Officers retiring prior to age 65 receive an early retirement benefit from the SERP which, in combination with their benefit under the SPP and the SUPP, equals the benefit calculated under the SPP and the SUPP without reduction due to the Officer's early retirement. Because the benefit definition in the SERP is derivative of that contained in the SPP described above, the benefit freeze adopted for the qualified plan at year-end 2009 effected a similar freeze in further benefit accruals as of such date under the SERP. Benefits payable under the SERP are offset in part by benefits payable under a similar plan maintained by OfficeMax. Messrs. Carlile and Lovlien are currently eligible for early retirement under the SERP. Mr. Rancourt will become eligible for benefits under the SERP when he reaches age 58. Mr. Bell's age permits him to retire with unreduced benefits under our SPP and the SUPP and accordingly, he does not participate in the SERP.

              Changes in the aggregate defined benefit pension present values for each of our Named Executive Officers are disclosed in footnote 5 to the "Summary Compensation Table," and the present value of accumulated benefits at December 31, 2012, under each such plan is disclosed with respect to each Named Executive Officer in the table found under "—Compensation Discussion and Analysis—Pension Benefits."

401(k) Plan

              The company maintains a 401(k) defined contribution savings plan for all of its U.S. salaried employees, including its Named Executive Officers. Under the plan, eligible employees electing to participate may contribute up to 50% of their pretax income, subject to Internal Revenue Service (IRS) rules limiting an individual's total contributions and the application of IRS tests designed to ensure that the plan does not discriminate in favor of highly compensated employees.

              Since March 1, 2010, the company has provided a contribution to each salaried employee's 401(k) account for each pay period in an amount equal to 4% of the employee's eligible wages (base salary and short-term incentive compensation) for such period. In years in which the company's EBITDA exceeds targets specified by the board of directors, the company may make additional discretionary contributions in an amount equal to 2%, 3% or 4% of the employee's wages, depending on the affected employee's number of service years. Further, the plan allows for an additional discretionary contribution of 1% for achieving a second, higher EBITDA target, also determined by the board of directors. No discretionary contributions were made for the years 2010 and 2011. However, the company expects to make discretionary contributions in January 2013 for 2012 based on achieving both EBITDA target levels set by the board of directors. Amounts in excess of IRS annual limitations on company contributions to qualified defined contribution retirement plans are paid to participants as taxable cash compensation. All of our Named Executive Officers participate in the plan.

              Amounts deferred under this plan by Named Executive Officers are included in the salary disclosure in the "Summary Compensation Table," and amounts contributed to the account of a Named Executive Officer under the plan are included in the column titled "All Other Compensation" in the "Summary Compensation Table."

Nonqualified Deferred Compensation

              Our Deferred Compensation Plan is an unfunded nonqualified defined contribution plan that was closed to further participation on December 31, 2009, as discussed below. Under the plan, participating employees irrevocably elected each year to defer receipt of a portion of their base salary and incentive compensation. A participant's account is credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. Participants may receive payment of their deferred compensation plan balance in a lump sum or in monthly installments over a specified period of years following the termination of their employment with the company. Each of our Named Executive Officers is a participant in our Deferred Compensation Plan.

              During 2009, management determined that the Deferred Compensation Plan was affected by the company's status as a disqualified entity under Internal Revenue Code Section 457A. As a result, the committee voted to modify the Deferred Compensation Plan to provide that for so long as the company remains a disqualified entity under Section 457A, no further compensation deferrals will be made under the plan. The company determined that it remained a disqualified entity for 2012. As a result, no further compensation was credited by the company to participant accounts during 2012, except for earnings on account balances as they existed on January 1, 2012.

Agreements With and Potential Payments to Named Executive Officers

              The company does not have employment agreements with any of its Named Executive Officers other than the limited agreements described below.

Severance Agreements With Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg

              Boise Cascade entered into severance agreements with each of its Named Executive Officers in February 2008, including Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg to maintain operating continuity in the event of a change of control. The severance agreements are effective for three years, provided that on the second anniversary and each anniversary thereafter, the term of each severance agreement is automatically extended for an additional year unless the company gives 60 days' prior notice stating otherwise. Notice was not given prior to the anniversary date in February 2012. Accordingly, the term of such agreements has now been extended to February 22, 2014. Mr. Sahlberg entered into a new severance agreement in August 2012 in connection with his appointment as our senior vice president, Human Resources and General Counsel in the same month. The company entered into revised severance agreements with each of its Named Executive Officers in December 2012 solely to bring the agreements into technical compliance with Internal Revenue Code Section 409A.

              The severance agreements provide that in the event of a "qualifying termination" (meaning any termination with the exception of (i) a termination by the company for cause or disability, (ii) a termination by the employee other than for good reason (as described in the severance agreement), or (iii) termination as a result of the employee's death), an employee will be entitled to receive (a) his or her full base salary through the date of termination, a short-term incentive plan payment for the year of termination based on the plan's actual payout for the year and prorated to reflect the portion of the year expired and all other compensation to which he or she is then entitled; (b) a lump-sum severance payment equal to one or two times the sum of such employee's annual base salary plus target annual incentive bonus for the year in which the termination occurs; and (c) a lump-sum amount equal to the value of such employee's unused and accrued time off, less any advanced time off, in accordance with the applicable time off policy as in effect on the termination date. Additionally, the severance agreements provide, in the event of a qualifying termination, for full maintenance of healthcare and insurance benefits for a period of 12 or 18 months following the termination date (subject to payment of required contributions), payment of the premium under the company's Supplemental Life Plan for

12 or 24 months following the termination date and if applicable, receipt of the monthly benefit that such employee would have been entitled to receive under the SERP as if such employee had satisfied the age and service requirements under the SERP as of his or her termination date. The higher levels of severance benefits are generally reserved for those officers at the level of senior vice president and higher (Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg).

              The severance agreements provide that in the event of a termination that is not a qualifying termination, such employee will be entitled to receive his or her full base salary through the date of termination, plus all other compensation to which he is then entitled. In the event of a failure to perform duties as a result of incapacity due to physical or mental illness or injury, such employee will be entitled to continue to receive his full base salary until such time as his employment is terminated due to disability. No severance payments or continuation of healthcare benefits beyond the date of termination are provided for under such circumstances.

              In consideration of the severance payments as described above, each severance agreement contains, with respect to each employee party thereto, confidentiality and nonsolicitation provisions, as well as a provision for general release of all claims against the company and its affiliates, as a condition of payment of benefits under the severance agreement.

Retention Agreements With Messrs. Bell, Lovlien and Carlile

              In August 2009, Boise Cascade entered into Retention Award Agreements with Messrs. Bell and Lovlien to help maintain experienced management during the economic downturn. Each of these agreements provided that the officer might by maintaining his employment with Boise Cascade, through a specified vesting date, earn a cash award equal to his base salary at the time of vesting of the award. The vesting date specified in the agreements was October 31, 2011 for Mr. Bell and December 31, 2012 for Mr. Lovlien. Each agreement provided that if the individual's employment terminated prior to the vesting date due to death or permanent disability, a prorated award would vest on and be payable within 90 days after such termination and that if employment is terminated due to a sale, merger, reorganization or restructuring of all or part of Boise Cascade or a reduction in force or the sale or closure of the division which such officer heads, or for reasons other than a disciplinary reason, the full amount of the award will vest upon such termination and be payable within 90 days thereafter. Mr. Bell's agreement expired on October 31, 2011 and he was paid under the terms of that agreement, as shown in the "Bonus" column in the "Summary Compensation Table." Mr. Lovlien's agreement expired on December 31, 2012 and he was paid under the terms of that agreement, as shown in the "Bonus" column in the "Summary Compensation Table."

              In September 2011, Boise Cascade entered into a three-year Retention Award Agreement with Mr. Carlile to create an additional economic incentive for Mr. Carlile to remain our Chief Executive Officer and to help provide for an orderly leadership transition at a later date. The terms of Mr. Carlile's agreement were the same as the October 2009 retention agreements detailed above, with the exceptions that Mr. Carlile's agreement runs through September 30, 2014 and the agreement provides he receive an additional payment equal to his average STIP payouts over the three years prior to the vesting date of the agreement.

Salaried Employee Life Insurance Plan and Supplemental Life Plan

              The company maintains two plans under which company-paid life insurance is made available to its Officers. Under its Salaried Employee Life Insurance Plan, the company provides, at its expense during each salaried employee's period of employment, life insurance in an amount equal to the employee's base salary. Messrs. Rancourt and Sahlberg participate in this plan.

              Messrs. Carlile, Bell and Lovlien participate in our Officers' Supplemental Life Plan, under which a company-paid life insurance benefit during employment is provided in an amount equal to two times the Officer's base salary. The plan also provides a postretirement life insurance benefit for such Officers equal to one times their final base salary (less any amount payable under the company's paid group term life insurance program).

              Amounts paid by the company for the coverage provided to each of our Named Executive Officers is reported in the column titled "All Other Compensation" in the "Summary Compensation Table."

2013 Incentive Plan

              In connection with this offering, we expect to adopt the 2013 Incentive Plan. The 2013 Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation and performance awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2013 Incentive Plan. The purpose of the 2013 Incentive Plan will be to provide incentives that will attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. This summary may not include all of the provisions of the 2013 Incentive Plan. For further information about the 2013 Incentive Plan, we refer you to the complete copy of the form of 2013 Incentive Plan, which we have filed as an exhibit to the registration statement.

              Administration.    The 2013 Incentive Plan will be administered by a committee designated by our board of directors. Among the committee's powers will be to (i) determine the form, amount and other terms and conditions of awards; (ii) construe or interpret any provision of the 2013 Incentive Plan or any award agreement; (iii) amend the terms of outstanding awards; and (iv) adopt such rules, guidelines and practices for administering the 2013 Incentive Plan as it deems advisable. The committee will have full authority to administer and interpret the 2013 Incentive Plan, to grant discretionary awards under the 2013 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2013 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2013 Incentive Plan to our executive officers.

              Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Incentive Plan or with respect to which awards may be granted may not exceed 3,100,000 shares. The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (per type of award); provided that the total number of shares of our common stock with respect to all such awards that may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be $5,000,000.

              The number of shares available for issuance under the 2013 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we will make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2013 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Incentive Plan.

              Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2013 Incentive Plan.

              Award Agreement.    Awards granted under the 2013 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the committee.

              Stock Options.    The committee may grant nonqualified stock options to any individuals eligible to participate in the 2013 Incentive Plan and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

              Stock Appreciation Rights.    The committee may grant stock appreciation rights, or "SARs," either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or "Tandem SAR," or independent of a stock option, or "Non-Tandem SAR." A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2013 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

              Restricted Stock.    The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

              Other Stock-Based Awards.    The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2013 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria discussed in general below.

              Other Cash-Based Awards.    The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

              Performance Awards.    The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

              Performance Goals.    The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses; or (31) other objective criteria determined by the committee in accordance with the 2013 Incentive Plan.

              To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant's performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

              Change in Control.    In connection with a change in control, as will be defined in the 2013 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2013 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

              Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

              Amendment and Termination.    Notwithstanding any other provision of the 2013 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2013 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2013 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

              Transferability.    Awards granted under the 2013 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

              Recoupment of Awards.    The 2013 Incentive Plan will provide that awards granted under the 2013 Incentive Plan are subject to any recoupment policy we may have, including the clawback of "incentive-based compensation" under the Securities Exchange Act of 1934, as amended, or under any applicable rules and regulations promulgated by the SEC.

              Effective Date.    We expect that the 2013 Incentive Plan will be adopted and become effective in connection with the completion of this offering.

Summary Compensation Table

              The following table presents compensation information for Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg for 2012, 2011 and 2010, to the extent each of them served as one of our Named Executive Officers during each of such years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)			Non-Equity Incentive Plan Compensation ($)(2)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)(2)
Thomas E. Carlile	2012	$741,667	$			$283,500	$271,442	$62,851	$
Chief Executive Officer	2011	700,000		—		577,500	325,949	88,676		1,692,125
	2010	700,000		—		1,060,500	134,104	49,218		1,943,822
Wayne M. Rancourt	2012	$360,417				70,875	134,208	19,859
Senior Vice President,	2011	350,000		—		151,725	201,587	24,734		728,046
Chief Financial Officer	2010	350,000		—		287,700	97,789	13,464		748,953
and Treasurer
Stanley R. Bell	2012	$428,333					122,556	34,964
President, Building Materials	2011	420,000		420,000	(3)	194,828	173,524	37,199		1,245,551
Distribution	2010	420,000		—		326,954	53,570	29,462		829,986
Thomas A. Lovlien	2012	$428,333		440,000	(3)	85,050	196,683	35,638
President, Wood Products	2011	420,000		—		182,070	260,721	46,156		908,947
Manufacturing	2010	420,000		—		428,400	185,453	30,928		1,064,781
John T. Sahlberg	2012	$308,333				48,600	146,975	16,528
Senior Vice President, Human Resources	2011	300,000		—		105,300	142,520	41,229		589,049
and General Counsel

(1)
Includes amounts deferred under our savings plan. For a description of this plan, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan."

(2)
The company has not finalized results of operations for 2012. As a result, non-equity plan compensation has not yet been determined for 2012 under the 2012 LTIP and 2012 STIP. The Compensation Committee has not yet determined whether additional bonuses will be awarded for 2012.

(3)
Represents the payout of a Retention Agreement.

(4)
Represents total of (i) payments of Awards under our STIP for each year reported on and (ii) payments of Awards under our 2010 and 2011 LTIPs. The specific financial goals and performance objectives at corporate and business unit levels of the STIP and the LTIP are described under "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)" and "STIP." The amounts reported in this column include amounts deferred under our savings plan. For a description of this plan, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan."

Under the terms of the 2010, 2011 and 2012 LTIPs, participants are paid one-third of the current year award when awards are determined, with the balance of the Award paid in two equal installments by March 15 of the following two years, but only if the Officer remains employed through December 31 of the preceding year. Amounts awarded for 2010 and 2011 to Mr. Bell were not subject to the delayed vesting requirement because he met the requirements for retirement-eligible status under the plan. Consequently, Mr. Bell's total LTIP awards for 2010 and 2011 are reflected in the table above. See the description of the plan under "—Compensation Discussion and Analysis—Long-Term

    Incentive Compensation (Management Equity Plan and LTIP)." The total non-equity incentive plan compensation for each Named Executive Officer for 2012, 2011 and 2010 is comprised of the following:

	2012
	1/3 2012 LTIP	1/3 2011 LTIP	1/3 2010 LTIP	2012 STIP	Total
Thomas E. Carlile	$	$126,000	$157,500		$283,500
Wayne M. Rancourt		31,500	39,375		70,875
Thomas A. Lovlien		37,800	47,250		85,050
John T. Salhberg		21,600	27,000		48,600

	2012 LTIP	2012 STIP	Total
Stanley R. Bell

	2011
	1/3 2011 LTIP	1/3 2010 LTIP	2011 STIP	Total
Thomas E. Carlile	$126,000	$157,500	$294,000	$577,500
Wayne M. Rancourt	31,500	39,375	80,850	151,725
Thomas A. Lovlien	37,800	47,250	97,020	182,070
John T. Salhberg	21,600	27,000	56,700	105,300

	2011 LTIP	2011 STIP	Total
Stanley R. Bell	113,400	81,428	194,828

	2010
	1/3 2010 LTIP	2010 STIP	Total
Thomas E. Carlile	$157,500	$903,000	$1,060,500
Wayne M. Rancourt	39,375	248,325	287,700
Thomas A. Lovlien	47,250	381,150	428,400

	2010 LTIP	2010 STIP	Total
Stanley R. Bell	141,750	185,204	326,954
(5)
Amounts disclosed in this column include the following:

Name	Year	Change in Pension Value(a)	Nonqualified Deferred Compensation Earnings(b)
Thomas E. Carlile	2012	$262,240	$9,202
	2011	318,365	7,584
	2010	126,683	7,421
Wayne M. Rancourt	2012	129,247	4,961
	2011	197,498	4,089
	2010	93,788	4,001
Stanley R. Bell	2012	102,502	20,054
	2011	156,995	16,529
	2010	37,396	16,174
Thomas A. Lovlien	2012	186,055	10,628
	2011	251,962	8,759
	2010	176,882	8,571
John T. Sahlberg	2012	139,912	7,063
	2011	136,744	5,776

(a)
Pension benefits for officers are frozen and no additional benefits are being earned. The changes reported in this column reflect the changes in actuarial assumptions that increase the present value of their benefits under all pension plans established by the company using interest rate and mortality rate assumptions consistent with those used in the company's financial statements.

(b)
The amounts reported in this column include the above-market portion of the interest earned on deferred compensation for our Named Executive Officers for the years in which they were Named Executive Officers.

For more information concerning the pension plans and deferred compensation plans in which our Named Executive Officers participate, see "—Compensation Discussion and Analysis—Other Compensation and Benefits Plans—Defined Benefit Pension Benefits" and "—Nonqualified Deferred Compensation."
(6)
Amounts disclosed in this column include the following:

Name	Year	Company Contributions to Savings Plans(a)	Company-Paid Portion of Executive Officer Life Insurance(b)	Reportable Perquisites	Tax Reimbursements, Gross-Ups and Other(c)
Thomas E. Carlile	2012	$42,422	$19,026	$—	$1,403
Wayne M. Rancourt	2012	18,169	1,002	—	688
Stanley R. Bell	2012	20,374	13,634	—	956
Thomas A. Lovlien	2012	21,644	12,668	—	1,326
John T. Sahlberg	2012	15,046	1,482	—	—

(a)
See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan" for a description of this plan. Amounts included in the contributions reported in this column that exceeded IRS annual limitations on company contributions to qualified defined contribution retirement plans were paid to the Named Executive Officer as taxable cash compensation.

(b)
See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Salaried Employee Life Insurance Plan and Supplemental Life Plan" for a description of the company-paid life insurance plans under which these costs were incurred.

(c)
The company provides a tax gross-up on the actual amount of the $5,000 annual allowance for tax advice and planning.

Grants of Plan-Based Awards

Equity Awards

              None of our Named Executive Officers received a grant of equity interests during 2012.

Non-Equity Awards

	Estimated Future Payouts Under Non-Equity Incentive Awards
Name	Board Approval Date	Grant Date	Threshold	Target	Maximum
Thomas E. Carlile
STIP(1)	2/23/2012	3/31/2012	200,000	800,000	1,800,000
2012 LTIP(2)	2/23/2012	3/31/2012	400,000	800,000	1,600,000
Wayne M. Rancourt
STIP(1)	2/23/2012	3/31/2012	51,563	206,250	464,063
2012 LTIP(2)	2/23/2012	3/31/2012	93,750	187,500	375,000
Stanley R. Bell
STIP(1)	2/23/2012	3/31/2012	60,500	242,000	544,500
2012 LTIP(2)	2/23/2012	3/31/2012	110,000	220,000	440,000
Thomas A. Lovlien
STIP(1)	2/23/2012	3/31/2012	60,500	242,000	544,500
2012 LTIP(2)	2/23/2012	3/31/2012	110,000	220,000	440,000
John T. Sahlberg
STIP(1)	2/23/2012	3/31/2012	39,333	157,333	354,000
2012 LTIP(2)	2/23/2012	3/31/2012	80,000	160,000	320,000

(1)
Reflects the potential threshold, target and maximum incentive Awards for the Named Executive Officers possible for 2012 under our STIP. For further information on the terms of these incentive Awards, refer to "—Compensation Discussion and Analysis—STIP" and "—Long-Term Incentive Compensation (Management Equity Plan and LTIP)."

(2)
Reflects the potential threshold, target and maximum incentive Awards for the Named Executive Officers possible for 2012 under our 2012 LTIP. For further information on the terms of these incentive Awards, refer to "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)." See footnote 4 to the "Summary Compensation Table" for a description of the payments that may be made to Named Executive Officers with respect to LTIP Awards in prior years if the Named Executive Officers meet the vesting conditions.

Outstanding Equity Awards at Fiscal Year-End

              All outstanding equity awards held by our Named Executive Officers were fully vested as of year-end and no further grants of equity awards were made during 2012. For further information concerning the operation of our Management Equity Plan, see "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)—MEP."

Options Exercised and Stock Vested

              No MEP shares vested in 2012.

Pension Benefits

              Pension benefits for officers are frozen and no additional benefits are being earned. The following table reflects the present value of accumulated benefits payable to Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg, including the number of years of service credited to each of them under our defined benefit pension plans. No amounts were distributed to any of them during 2012 under the SPP, the SUPP and the SERP. Mr. Sahlberg and Mr. Bell do not participate in the SERP. For more information concerning our pension plans, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Defined Benefit Pension Benefits."

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
Thomas E. Carlile	Salaried Pension Plan	37	$1,682,280
	SUPP	37	1,508,098
	SERP	37	409,913
Wayne M. Rancourt	Salaried Pension Plan	25	513,414
	SUPP	25	178,955
	SERP	25	288,143
Stanley R. Bell	Salaried Pension Plan	39	1,999,833
	SUPP	39	1,466,567
Thomas A. Lovlien	Salaried Pension Plan	31	960,576
	SUPP	31	774,614
	SERP	31	669,929
John T. Sahlberg	Salaried Pension Plan	27	935,325
	SUPP	27	188,172

(1)
Number of years credited service for Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg include amounts attributable to employment with OfficeMax prior to the Forest Products acquisition.

(2)
These values were calculated on the same basis and using the same assumptions used in the company's financial statements except that the assumed retirement age for Messrs. Carlile, Rancourt and Lovlien were the later of their current age or the earliest age at which they could qualify for retirement under the SERP. See Note 11, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus.

Nonqualified Deferred Compensation

              Due to the application of Internal Revenue Code Section 457A to the company during 2012, no deferrals were made under the plan and no company contributions were made to the plan during the year. Earnings on preexisting plan balances continued to accrue during 2012 in accordance with the terms of the plan. No withdrawals or distributions were made from the plan by any of our Named Executive Officers during 2012. Aggregate earnings and year-end plan balances for each of our Named Executive Officers are disclosed in the table below:

Name	Aggregate Earnings in Last FY ($)(1)	Aggregate Balance at FYE ($)
Thomas E. Carlile	$20,725	$395,639
Wayne M. Rancourt	11,172	213,284
Stanley R. Bell	45,166	862,221
Thomas A. Lovlien	23,936	456,932
John T. Sahlberg	15,907	303,669

(1)
The above-market portion of these amounts is included in the 2012 "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Summary Compensation Table."

              For more information concerning our nonqualified deferred compensation plan, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Nonqualified Deferred Compensation."

Potential Payments Upon Termination or Change in Control

              The following tables reflect an estimate of the compensation the company would have been required to pay to each of its Named Executive Officers under the compensation plans, contracts, agreements and arrangements between each such individual and the company for:

  •
  Voluntary termination with good reason;

  •
  A change in control without adoption of a replacement plan;

  •
  Involuntary termination without cause;

  •
  For cause termination or voluntary termination without good reason;

  •
  Termination as a result of sale of a division;

  •
  Death; or

  •
  Disability

              The amounts shown assume that such termination or change in control was effective as of December 31, 2012. The actual amounts the company would have been required to pay on other dates may only be determined at the time of separation from the company or the change in control and will accordingly vary from those disclosed here, which are based on a hypothetical December 31, 2012, termination. Our paid vacation is earned on a current basis ratably throughout each payroll year. Earned and unused amounts at year-end are forfeited to the extent they exceed a maximum permitted carry-over of 80 hours. The amounts disclosed here do not include amounts earned by the Named Executive Officer through that time as base salary, any bonuses approved by the Compensation Committee prior to that date and payments earned prior to that date as 2012 Awards earned pursuant to our STIP or current installments of 2012 Awards under our 2012 LTIP because neither their amount nor the timing of their payment is affected by the fact or the nature of the termination of employment. In addition, the disclosure does not include amounts payable pursuant to the 401(k), deferred compensation, or pension plans, which are disclosed elsewhere in this "Executive Compensation" section. Disclosure of amounts earned during 2012 as base salary, bonuses and Awards under the 2012 STIP may be found in the "Summary Compensation Table" to the extent available. Pension benefits and deferred compensation arrangements are described under the headings "Pension Benefits" and "Nonqualified Deferred Compensation" of this "Executive Compensation" section, respectively. The amounts disclosed do not include future installments of Awards under the 2012 LTIP, since those payments, if any, have not yet been approved by the Compensation Committee.

              The availability of severance payments and continued healthcare and insurance benefits beyond termination of employment is contractually conditioned for each of our Named Executive Officers on their provision to the company of a release of claims arising from their employment and the termination thereof and their performance of contractual confidentiality, nonsolicitation and nondisparagement obligations contained in their employment or severance agreements with the company as well as payment of applicable contributions for healthcare and insurance benefits. The payments described in the tables and textual materials that follow are provided for, with respect to Mr. Carlile, by the terms of his Severance Agreement and Retention Award Agreement with the company; with respect to Messrs. Bell, Lovlien, Rancourt and Sahlberg, by their Severance Agreements with the company; and for all such Named Executive Officers, by the terms of the Management Equity Plan, the STIP and the LTIP. For a description of these contractual arrangements, see "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)," "—STIP" and "—Agreements With and Potential Payments to Named Executive Officers." Management Equity Plan units were valued as of December 31, 2011, the most recent valuation available.

Thomas E. Carlile

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base Salary (2 × base salary of $800,000)	$1,600,000		$—		$1,600,000		$—	$—
STIP	1,600,000 (2 × Target	)	800,000 (1 × Target	)	1,600,000 (2 × Target	)	—	—
LTIP	—		—		—		—	283,500
Retention Agreement Payment (1 × base salary of $800,000 plus average of past 3 STIP payments)	—		—		1,199,000		—	501,678
Insurance premiums—term life (for 24 months)	37,873		—		37,873		—	—
Insurance—healthcare,
disability and accident (for 18 months)	11,915		—		11,915		—	—
Financial counseling (for 18 months)	10,000		—		10,000		—	—
Unused paid time off (80 hours)	34,438		—		34,438		34,438	34,438
Repurchase of management equity units	—		—		—		—	1,249,612

Total	$3,294,226		$800,000		$4,493,226		$34,438	$2,069,228

 Wayne M. Rancourt

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base Salary (2 × base salary of $375,000)	$750,000		$—		$750,000		$—	$—
STIP	412,500 (2 × Target	)	206,250 (1 × Target	)	412,500 (2 × Target	)	—	—
LTIP	—		—		—		—	70,875
Insurance—healthcare, disability and accident (for 18 months)	17,405		—		17,405		—	—
Financial counseling (for 18 months)	15,000		—		15,000		—	—
Unused paid time off (80 hours)	16,143		—		16,143		16,143	16,143
Repurchase of management equity units	—		—		—		—	203,648

Total	$1,211,048		$206,250		$1,211,048		$16,143	$290,666

 Stanley R. Bell

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Involuntary Termination in Connection With Sale of a Division		Retirement	Death or Disability
Base Salary (2 × base salary of $440,000)	$880,000		$—		$880,000		$—	$880,000		$—	$—
STIP	484,000 (2 × Target	)	242,000 (1 × Target	)	484,000 (2 × Target	)	—	484,000 (2 × Target	)	—	—
LTIP	—		—		—		—	—		22,680	22,680
Insurance premiums—term life	27,088		—		27,088		—	27,088		—	—
(for 24 months)
Insurance—healthcare, disability and accident	11,915		—		11,915		—	11,915		—	—
(for 18 months)
Financial counseling (for 18 months)	15,000		—		15,000		—	15,000		—	—
Unused paid time off (80 hours)	18,941		—		18,941		18,941	18,941		18,941	18,941
Repurchase of management equity units	—		—		—		—	1,041,116		—	1,041,116

Total	$1,436,944		$242,000		$1,436,944		$18,941	$2,478,060		$41,621	$1,082,737

 Thomas A. Lovlien

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Involuntary Termination in Connection With Sale of a Division		Death or Disability
Base Salary (2 × base salary of $440,000)	$880,000		$—		$880,000		$—	$880,000		$—
STIP	484,000 (2 × Target	)	242,000 (1 × Target	)	484,000 (2 × Target	)	—	484,000 (2 × Target	)	—
LTIP	—		—		—		—	—		85,050
Insurance premiums—term life	25,155		—		25,155		—	25,155		—
(for 24 months)
Insurance—healthcare, disability and accident	10,133		—		10,133		—	10,133		—
(for 18 months)
Financial counseling (for 18 months)	15,000		—		15,000		—	15,000		—
Unused paid time off (80 hours)	18,941		—		18,941		18,941	18,941		18,941
Repurchase of management equity units	—		—		—		—	511,473		511,473

Total	$1,433,229		$242,000		$1,433,229		$18,941	$1,944,702		$615,464

 John T. Sahlberg

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base Salary (2 × base salary of $320,000)	$640,000		$—		$640,000		$—	$—
STIP(1)	314,667 (2 × Target	)	157,333 (1 × Target	)	314,667 (2 × Target	)	—	—
LTIP	—		—		—		—	48,600
Insurance—healthcare, disability and accident	17,405		—		17,405		—	—
(for 18 months)
Financial counseling (for 18 months)	15,000		—		15,000		—	—
Unused paid time off (80 hours)	13,775		—		13,775		13,775	13,775
Repurchase of management equity units	—		—		—		—	122,155

Total	$1,000,847		157,333		$1,000,847		$13,775	$184,530

(1)
Target is 45% of base salary for seven months of 2012 and 55% for five months following Mr. Sahlberg's promotion, or 49.2%.

Director Compensation

Overview

              Since shortly after the company's inception, the company has included one or more directors on its board who are not employees of the company; its major investor, Madison Dearborn; or its significant minority investor, OfficeMax, in an effort to ensure that the deliberations of its board reflect a broader range of perspective and experience than are available solely from the chief executive officer of the company and OfficeMax and Madison Dearborn employees. During 2011, we had one such director—Mr. Madigan. The compensation levels are believed by the Compensation Committee to be comparable to those paid by other companies of similar size for independent directors with comparable responsibilities.

              Boise Cascade entered into an Employment Agreement with Mr. McDougall on November 20, 2008, pursuant to which he served as our chairman and chief executive officer. Mr. McDougall's Employment Agreement was amended in February 2009 and further amended upon his resignation from the position of chief executive officer in August 2009. Pursuant to the terms of the Employment Agreement, as amended (the Agreement), in 2012 Mr. McDougall received an annual base salary of $180,000 per year as compensation for serving as a director and chairman of our board of directors. Under the terms of the Agreement, Mr. McDougall participated in dental and vision insurance plans that were the same as those available to other salaried employees and he received a company contribution to his 401(k) account on the same terms as other employees. He did not participate in any of the company's incentive compensation plans. The Employment Agreement also provided that the

Employment Agreement could be terminated by either party on 30 days' notice. Mr. McDougall resigned as an employee effective December 31, 2012 and our board of directors set his compensation as a board member at $50,000 and his compensation as Chairman at $150,000. He is not paid any additional fee for board or committee meetings.

              Mr. Madigan does not have an employment contract. He receives compensation for acting as a member of our board of directors in the amount of an annual fee of $50,000 per year and additional fees for each meeting of the board and each committee meeting attended of $1,500 per meeting.

              The compensation earned during 2012 by Messrs. McDougall and Madigan is set forth in the following table:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Duane C. McDougall	$180,000	$—	$—	$12,411	$192,411
John W. Madigan	74,000	—	7,227	—	81,227

(1)
In addition to serving as a director, Mr. McDougall serves as the chairman of our board of directors. Mr. McDougall resigned as an employee effective December 31, 2012 and began serving as the non-executive chairman of our board of directors effective January 1, 2013.

(2)
No stock awards were made to any of our directors during 2012. All outstanding equity awards held by Mr. Madigan and Mr. McDougall were fully vested at year end.

(3)
We do not provide any of our directors with pension benefits. The amount reported in this column reflects the above-market portion of the interest Mr. Madigan earned during 2012 under our Directors Deferred Compensation Plan.

(4)
Company 401(k) contribution, company-provided life insurance and financial counseling allowance.

Directors Deferred Compensation Plan

              We maintain a nonqualified Directors Deferred Compensation Plan, which allows each director who receives compensation for board service to defer all or a portion of such compensation in a calendar year. Amounts deferred are credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. Participants may receive payment in cash in a lump sum or in annual installments following their service on the board. No director deferred any 2012 fees under this plan.

Director and Officer Indemnification and Limitation of Liability

              Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and that we will provide expense reimbursement to them in accordance with the DGCL. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

              In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

              There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth information regarding the beneficial ownership of our common stock as of February 4, 2013 and the anticipated beneficial ownership percentages immediately following this offering, by:

  •
  each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

              Each stockholder's percentage ownership before the offering is based on 29,700,000 shares of our common stock outstanding as of February 4, 2013. Each stockholder's percentage ownership after the offering is based on 41,464,706 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares. We have granted the underwriters an option to purchase up to 1,764,706 additional shares of our common stock and the table below assumes no exercise of that option.

              Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 4, 2013 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 41,464,706 shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. We have not included in the following table the number of shares of common stock that certain of our executive officers and directors may be deemed to indirectly own as a result of being investors of FPH because none of such officers or directors exercise indirect voting or investment power with respect to the Boise Cascade common stock held by BC Holdings.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Prior to this Offering	After this Offering
5% Stockholders:
Boise Cascade Holdings, L.L.C.(1)	29,700,000	100%	71.6%
Named Executive Officers and Directors:
Thomas E. Carlile(2)	—	—	—
Stanley R. Bell(2)	—	—	—
Thomas A. Lovlien(2)	—	—	—
Wayne M. Rancourt(2)	—	—	—
John T. Sahlberg(2)	—	—	—
John W. Madigan(1)(3)	—	—	—
Duane C. McDougall(2)	—	—	—
Christopher J. McGowan(1)	—	—	—

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Prior to this Offering	After this Offering
Samuel M. Mencoff(1)	29,700,000	100%	71.6%
Matthew W. Norton(1)	—	—	—
Thomas S. Souleles(1)	29,700,000	100%	71.6%
All Executive Officers and Directors as a Group (12 Persons)	29,700,000	100%	71.6%

(1)
FPH holds a majority of the voting common units of BC Holdings and has the right to appoint a majority of the members of the board of directors of BC Holdings. As such, FPH may be deemed to share voting and dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings. Madison Dearborn Capital Partners IV, L.P. ("MDCP IV") is the controlling equityholder of FPH. Madison Dearborn Partners IV, L.P. ("MDP IV") is the general partner of MDCP IV. Madison Dearborn is the general partner of MDP IV and Thomas S. Souleles is a managing director of Madison Dearborn. Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power to vote or dispose of the equity units held by MDCP IV. The address for FPH, MDCP IV, MDP IV, Madison Dearborn and Messrs. Mencoff, Norton and Souleles is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602. Each of MDCP IV, MDP IV, Madison Dearborn and Messrs. Finnegan, Mencoff and Souleles may be deemed to share voting and dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings. Each of Messrs. McGowan, Madigan, Mencoff, Norton and Souleles has indirect pecuniary interests in the shares of Boise Cascade common stock held of record by BC Holdings through their investments in MDP IV and/or MDCP IV. Each expressly disclaims beneficial ownership of the shares of Boise Cascade common stock held of record by BC Holdings except to the extent of his pecuniary interest therein. The address for BC Holdings is c/o Boise Cascade Company, 1111 West Jefferson Street, Suite 300, Boise, Idaho 83702.

(2)
Messrs. Carlile, McDougall, Rancourt, Bell, Lovlien and Sahlberg are investors in FPH. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings.

(3)
Mr. Madigan is an investor in FPH but does not have direct or indirect voting or dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy and Procedures Governing Related Party Transactions

              Our policy regarding transactions with related persons requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) in which such related person has or will have a direct or indirect material interest and all material facts with respect thereto. The general counsel will promptly communicate such information to our Audit Committee or another independent body of our board of directors. No related person transaction will be entered into without the approval or ratification of our Audit Committee or another independent body of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our Audit Committee or another independent body of our board of directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with Delaware law.

OfficeMax and the Forest Products Acquisition

              In 2004, FPH acquired the forest products and paper assets of OfficeMax. A portion of the consideration paid to OfficeMax was 109 million shares of BC Holdings' Series B equity units, which represented at September 30, 2012, 20.4% of BC Holdings' equity securities, with the remainder held by FPH. In connection with the Forest Products Acquisition, FPH and/or its subsidiaries (including us) entered into a number of agreements, including an asset purchase agreement, a securityholders agreement and a registration rights agreement with OfficeMax and/or its subsidiaries. Under the asset purchase agreement, OfficeMax indemnifies Boise Cascade for specified pre-closing liabilities, including environmental, asbestos, tax, benefits and other legacy liabilities.

Registration Rights Agreement

              In connection with this offering, we will enter into a registration rights agreement with BC Holdings. BC Holdings will be entitled to request that the company register its shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be "shelf registrations." BC Holdings will also be entitled to participate in certain registered offerings by the company, subject to the restrictions in the registration rights agreement. The company will pay BC Holdings' expenses in connection with BC Holdings' exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by BC Holdings as of the closing of this offering, (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, and (iii) any of our common stock held by Madison Dearborn and its affiliates ("Registrable Securities"). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of Boise Cascade and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Madison Dearborn and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Nomination of our Directors

              In connection with this offering, we will enter into a Director Nomination Agreement with BC Holdings that provides BC Holdings the right to designate nominees for election to our board of directors for so long as BC Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. MDCP IV may cause BC Holdings to assign its designation rights under the Director Nomination Agreement to MDCP IV or to an MDCP IV affiliate so long as MDCP IV and its affiliates are the beneficial owners of 50% or more of BC Holding's voting equity interests.

              The number of nominees that BC Holdings is entitled to designate under this agreement will bear the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by BC Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, BC Holdings shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director's term regardless of BC Holdings' beneficial ownership at such time. BC Holdings shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as BC Holdings owns less than 10% of our outstanding common stock.

Additional Transactions

              During each of 2010, 2011 and 2012, we purchased $0.3 million of office supplies from OfficeMax.

Other

              For a description of other relationships the company has with its directors and executive officers, refer to the "Management "and "Executive Compensation" sections of this prospectus.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

              On July 13, 2011, Boise Cascade, and its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into our senior secured revolving credit facility. As of September 30, 2012, aggregate lending commitments under our revolving credit facility totaled $300.0 million. Our revolving credit facility has a maturity date of July 13, 2016.

              As of September 30, 2012, we did not have any outstanding borrowings under our revolving credit facility other than outstanding letters of credit of approximately $10.0 million, which reduced our borrowing capacity under our revolving credit facility by an equivalent amount. We funded the October 15, 2012 redemption of $75.0 million of our senior subordinated notes, plus $2.7 million of accrued and unpaid interest, using cash on hand and $50.0 million of borrowings under our revolving credit facility. We repaid $25.0 million of borrowings under our revolving credit facility on December 20, 2012.

              Our revolving credit facility is secured by a first-priority security interest in substantially all of our assets constituting inventory, receivables, cash and other assets related to the foregoing. Such security interest does not include other property, plants and equipment. Borrowings under our revolving credit facility are constrained by a borrowing base formula dependent upon levels of eligible inventory and receivables and are reduced by outstanding borrowings and letters of credit ("Availability").

              Interest rates under our revolving credit facility are based, at the company's election, on either the London Interbank Offered Rate ("LIBOR") or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.75% to 2.25% for loans based on LIBOR and from 0.75% to 1.25% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a 0.15% fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, the company is required to pay an unused commitment fee of 0.50% per annum of the average unused portion of the lending commitments. If we have utilized more than 40% of the commitments, the unused commitment fee percentage reduces to 0.375%.

              Our revolving credit facility contains customary nonfinancial covenants, including restrictions on new indebtedness, issuance of liens, investments, distributions to equityholders, asset sales and affiliate transactions. Our revolving credit facility also contains a requirement that we meet a 1:1 fixed-charge coverage ratio ("FCCR") if Availability falls below the greater of $31.25 million or 12.5% of the aggregate lending commitments. Availability exceeded the minimum threshold amounts required for testing of the FCCR at all times since entering into our revolving credit facility, and Availability at September 30, 2012, was $259.4 million. At September 30, 2012, our aggregate liquidity from unrestricted cash and cash equivalents and unused borrowing capacity (net of the Availability threshold amount for testing of the FCCR, as applicable) under our revolving credit facility totaled $483.3 million.

              Our revolving credit facility generally permits dividends only if certain conditions are met, including complying with the minimum Availability requirements and having a fixed charged coverage ratio of 1:1 on a pro forma basis. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our revolving credit facility. The consent and amendment provided consent to this offering and certain transactions undertaken in connection with this offering, including the cash distributions of $225.0 million in aggregate to BC Holdings subsequently made in late December 2012, and our conversion to a corporation on February 4, 2013. As a condition to such consent and amendment and pursuant to a related General Continuing

Guaranty, BC Holdings agreed to become a guarantor under the revolving credit facility until such time as we have received net proceeds of at least $115 million from the sale of our common stock, including proceeds from this offering, or we have received at least $115 million in the form of an equity investment. Prior to this offering, the lenders have consented to the distribution by BC Holdings of up to $110 million to its equityholders. Following consummation of this offering, BC Holdings will be released from its guaranty under the revolving credit facility and therefore will not be subject to contractual restrictions on making dividends.

Senior Notes

              On October 22, 2012, the Co-issuers issued $250.0 million of senior notes, through a private placement that is exempt from the registration requirements of the Securities Act. Interest on the senior notes is payable semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. Net proceeds from such offering of senior notes were used to redeem $144.6 million of the Co-issuers' 7 1/8% senior subordinated notes due in 2014, including $1.0 million of interest through the related redemption date of November 21, 2012. The remaining net proceeds are available for general corporate purposes.

              As a result of this refinancing, we extended the maturity of a portion of our long-term debt and lowered the related interest rate. The senior notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our revolving credit facility, other than Boise Finance. The senior notes are also guaranteed by BC Holdings, until such time, if ever, that Boise Cascade's common stock is listed on any national securities exchange. In connection with the consummation of this offering, BC Holdings will cease to guarantee the Co-issuers' obligations under the senior notes and the related indenture.

              In connection with the issuance of the senior notes, the Co-issuers entered into a related registration rights agreement. Such registration rights agreement requires us to register under the Securities Act the senior notes having substantially identical terms to those of the senior notes and to complete an exchange of the privately placed senior notes for the publicly registered notes on or prior to October 21, 2013 or, in certain circumstances, to file and keep effective a shelf registration statement for resale of the senior notes. If we fail to satisfy these obligations, we will pay additional interest up to 0.25% per annum to holders of the senior notes for the first 90-day period immediately following such date, and by an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum rate of 1.0% per annum.

              The senior notes are senior unsecured obligations and rank equally with all of the Co-issuers' and guarantors' existing and future senior indebtedness, senior to all of their existing and future subordinated indebtedness, effectively subordinated to all of their present and future senior secured indebtedness (including all borrowings with respect to our revolving credit facility to the extent of the value of the assets securing such indebtedness), and structurally subordinated to the indebtedness of any subsidiaries that do not guarantee the senior notes.

              The terms of the indenture governing the senior notes, among other things, limit the ability of the Co-issuers and certain Boise Cascade subsidiaries to: incur additional debt; declare or pay dividends; redeem stock or make other distributions to stockholders; make investments; create liens on assets; consolidate, merge, or transfer substantially all of their assets; enter into transactions with affiliates and sell or transfer certain assets.

              The indenture governing the senior notes provides for customary events of default, which include (subject in certain cases to customary grace and cure periods and notification requirements), among others: nonpayment of principal or interest; breach of other agreements in the indenture governing the senior notes; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the Co-issuers, the guarantors, or certain Boise Cascade subsidiaries; the failure of certain guarantees to be enforceable and certain events of bankruptcy or insolvency.

DESCRIPTION OF CAPITAL STOCK

              The following is a summary of our capital stock and provisions of our certificate of incorporation, our bylaws and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to the "Company," "we," "us" and "our" refer to Boise Cascade Company and not to any of its subsidiaries.

Authorized Capitalization

              Our certificate of incorporation provides that our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of undesignated preferred stock, par value $0.01 per share. After giving effect to the issuance and sale of shares of common stock in this offering, we will have 41,464,706 shares of common stock outstanding and no shares of preferred stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. As of the date of this prospectus, BC Holdings is the only holder of record of our common stock.

Common Stock

Voting Rights

              Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

              The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See "Dividend Policy." Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

              In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

              Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are and all shares registered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

              Our common stock has been approved for listing on the NYSE under the symbol "BCC."

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Preferred Stock

              Our certificate of incorporation authorizes our Board of Directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Board Composition

              Following the completion of this offering, we will be deemed to be a "controlled company" under the rules of the NYSE because more than 50% of our outstanding voting power will be held by BC Holdings. See "Security Ownership by Certain Beneficial Owners and Management." We intend to rely upon the "controlled company" exception to the NYSE board of directors and committee independence requirements. Pursuant to this exception, we will be exempt from the rules that would otherwise require that its board of directors consist of a majority of independent directors and that our Compensation Committee and Governance and Nominating Committee be composed entirely of independent directors. The "controlled company" exception does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the stock exchange rules, which require that our Audit Committee consist exclusively of independent directors within one year of our initial public offering.

              On February 4, 2013, those directors identified in "Management—Executive Officers, Key Management and Directors," all of whom are currently serving as directors of BC Holdings, were appointed to our board of directors.

              Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Carlile and McDougall are in the class of directors whose term expires at the first annual meeting of stockholders following the date of this prospectus. Messrs. McGowan and Madigan are in the class of directors whose term expires at the second annual meeting of stockholders following the date of this prospectus. Messrs. Mencoff, Norton and Souleles are in the class of directors whose term expires at the third annual meeting of stockholders following the date of this prospectus. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Corporate Opportunity

              Messrs. Mencoff, Norton and Soueleles, who are officers or employees of Madison Dearborn, serve on our board of directors. Madison Dearborn is the ultimate principal equityholder of BC Holdings, our majority stockholder (after giving effect to this offering). Madison Dearborn and entities controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our certificate of incorporation also provides that any principal, officer, member, manager and/or employee of Madison Dearborn or any entity that controls, is controlled by or under common control with, Madison Dearborn (other than FPH, BC Holdings, the company or any company that is controlled by the company) or any investment funds managed by Madison Dearborn will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

              Our certificate of incorporation and bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

              The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

              Our certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under our certificate of incorporation, on and after the date that MDCP IV and its affiliates cease to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors (the "Trigger Date"), our directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Special Meetings of Stockholders

              Our certificate of incorporation provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the Trigger Date, at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock.

Requirements for Nominations and Proposals at Stockholder Meetings

              Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our bylaws also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election and (iii) complies with the notice procedures set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. These provisions do not apply to nominations by BC Holdings pursuant to the Director Nomination Agreement.

Stockholder Action by Written Consent

              Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company's certificate of incorporation provides otherwise. Our certificate of incorporation provides that, prior to the Trigger Date, any action required or permitted to be taken by our stockholders may be effected by written consent. From and after the Trigger Date, any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

Business Combinations with Interested Stockholders

              We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that (i) Madison Dearborn and any of its affiliates or associates, including any investment funds managed by Madison Dearborn, (ii) any other person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of our stock and (iii) any person who would otherwise be an interested stockholder because of a transfer of 5% or more of our outstanding voting stock by any person described in clause (i) or (ii) to such person are excluded from the "interested stockholder" definition in our certificate of incorporation and are therefore not subject to the restrictions therein that have the same effect as Section 203.

Requirements for Amendments to our Certificate of Incorporation and Bylaws

              Our certificate of incorporation provides that, prior to the Trigger Date, our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting stock, voting together as a single class. After the Trigger Date, our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

              Following the Trigger Date, the provisions of our certificate of incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation provides that, prior to the Trigger Date, such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation also provides that the provision of our certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

 SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Rule 144

              In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

              In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

              Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

              Upon completion of this offering, BC Holdings will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See "Certain Relationships and Related Party Transactions—Registration Rights." Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to below.

Rule 701

              Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Plans

              We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock reserved for issuance under the 2013 Incentive Plan we intend to adopt in connection with this offering. We expect to file this registration statement as soon as practicable after this offering and adoption of the 2013 Incentive Plan. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to the Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

              In connection with this offering, we and BC Holdings, the owner of 100% of our common stock prior to this offering, have entered into 180-day lock-up agreements with the underwriters of this offering under which neither we nor it may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

              The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this summary, a "non-U.S. holder" means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

  •
  an individual citizen or resident of the United States, as defined for U.S. federal income tax purposes;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

              In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, then you should consult your own tax advisor.

              This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

              This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax (such as U.S. federal estate and gift tax laws or the Medicare tax on certain investment income) or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

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  former citizens or residents of the U.S.;

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  brokers, dealers or traders in securities, commodities or currencies;

  •
  persons who hold our common stock as a position in a "straddle," "conversion transaction" or other risk reduction transaction;

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  controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

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  tax-exempt organizations;

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  banks, insurance companies, or other financial institutions; and

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  investors in pass-through entities that are subject to special treatment under the Code.

              Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

              If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

              As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital

              If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

              If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

              You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment;

  •
  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

  •
  we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met.

              We believe that we are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain in respect of our common stock as long as our common stock is traded on an established securities market and such non-U.S. holder actually or constructively owned no more than 5% of our common stock during the specified testing period. If we are or become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a person described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

              We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

              In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding generally will not apply.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

              Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

              In addition to the withholding discussed above, legislation enacted in 2010 generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as defined in the legislation), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than 10 percent of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Recently issued administrative guidance delayed the implementation of withholding (i) on dividend income until January 1, 2014 and (ii) on gross proceeds from the disposition of stock until January 1, 2017. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

              THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	3,725,511
Goldman, Sachs & Co.	3,725,511
Deutsche Bank Securities Inc.	1,078,588
J.P. Morgan Securities LLC	1,078,588
Wells Fargo Securities, LLC	1,078,588
D.A. Davidson & Co.	215,176
Moelis & Company LLC	431,372
Piper Jaffray & Co.	431,372

Total	11,764,706

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $0.78 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$21.00	$247,058,826	$284,117,652
Underwriting discount	$1.4175	$16,676,471	$19,177,942
Proceeds, before expenses, to us	$19.5825	$230,382,355	$264,939,710

              The expenses of the offering, not including the underwriting discount and certain offering expenses payable by the underwriters, are estimated at $2.0 million and are payable by us. The underwriters have agreed to pay certain of the company's offering expenses up to $450,000.

Option to Purchase Additional Shares

              We have granted an option to the underwriters to purchase up to 1,764,706 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table

No Sales of Similar Securities

              We and our existing equityholder, BC Holdings, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Specifically, we and BC Holdings have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  otherwise dispose of or transfer any common stock; or

  •
  enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. waive, in writing, such extension.

NYSE Listing

              The shares of our common stock have been approved for listing on the NYSE under the symbol "BCC." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

  •
  our financial information

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. "Naked" short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

              The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, for which they received or will receive customary fees and expenses.

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Wells Fargo Securities, LLC acted as initial purchasers in connection with the offering of our senior notes and may continue to hold a portion of such notes. In addition, affiliates of certain underwriters act in various capacities under our revolving credit facility. An affiliate of Wells Fargo Securities, LLC serves as an agent under our revolving credit facility and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as the syndication agent and lender under our revolving credit facility. An affiliate of J.P. Morgan Securities LLC is a lender under our revolving credit facility. In connection with the repayment of $25.0 million of borrowings under our revolving credit facility with a portion of the net proceeds of this offering, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC will receive their proportionate share in their capacities as lenders.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Relationship with Solebury Capital LLC

              We have engaged Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $375,000 and reimbursement of reasonable out-of-pocket expenses up to $25,000, plus an incentive fee of up to $50,000 payable at the sole discretion of Boise Cascade. Pursuant to the terms of the engagement, we have agreed to indemnify Solebury, subject to certain conditions. Solebury's services include advice with respect to deal structuring, fee and economics recommendations, and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any public or institutional investor pursuant to this engagement. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

              This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

              The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interests in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

              We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth in it and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

 LEGAL MATTERS

              The validity of the common stock offered hereby has been passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Winston & Strawn LLP, Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent, Madison Dearborn and some of its affiliates in connection with various legal matters. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Madison Dearborn.

EXPERTS

              The consolidated financial statements of Boise Cascade Company and its subsidiaries as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed a Registration Statement on Form S-1 with the SEC with respect to our common stock being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

              In addition, we will file periodic reports and other information with the SEC.

              You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Boise Cascade Company
1111 West Jefferson Street
Suite 300
Boise, Idaho 83702-5389

              You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

              The following tables set forth our unaudited pro forma condensed consolidated financial data. You should read the information set forth below in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus.

              Our historical balance sheet at September 30, 2012 has been adjusted retroactively to reflect the common stock and preferred stock authorized and outstanding following our conversion to a corporation. The unaudited pro forma condensed consolidated balance sheet at September 30, 2012, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012, give effect to the following events as if each had occurred on September 30, 2012 for purposes of the balance sheet and on January 1, 2011 for purposes of the statement of operations: (i) our redemption of $75.0 million of our senior subordinated notes on October 15, 2012; (ii) our issuance of $250.0 million of senior notes and the redemption of our remaining $144.6 million of our senior subordinated notes with a portion of the related proceeds, each of which occurred on October 22, 2012; (iii) our repayment of $25.0 million under our revolving credit facility in December 2012, which was required to comply with the covenant in the indenture governing our senior notes in connection with making the distributions noted in (iv) below (collectively with (i) and (ii), the "2012 Refinancing Transactions"); (iv) our payment of cash distributions of $225.0 in aggregate to BC Holdings in late December 2012 ("Distribution to BC Holdings"); (v) our conversion from a limited liability company to a corporation (in addition to the retroactive adjustments made to reflect the common stock and preferred stock authorized and outstanding after our conversion to a corporation); and (vi) the consummation of this offering and the application of the net proceeds, as set forth under "Use of Proceeds." The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012 do not reflect the following items due to their non-recurring nature: (i) a $1.6 million non-cash charge related to the write-off of the deferred financing costs related to our senior subordinated notes that were completely redeemed in October 2012, and (ii) a $4.0 million non-cash charge to income tax provision to establish net deferred tax liabilities, assuming that our conversion to a corporation had occurred on January 1, 2011.

              We derived the unaudited pro forma financial data by applying pro forma adjustments to our unaudited balance sheet as of September 30, 2012 and to our audited statement of operations for the year ended December 31, 2011 and our unaudited statement of operations for the nine months ended September 30, 2012, each of which appear elsewhere in this prospectus. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

              The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the transactions described above, including this offering, been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

 BOISE CASCADE COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2012

		Pro Forma Adjustments				Pro Forma for 2012 Refinancing Transactions and Distribution to BC Holdings	Pro Forma Adjustments
	Historical	2012 Refinancing Transactions		Distribution to BC Holdings			Conversion to a Corporation		Initial Public Offering		Boise Cascade Company Pro Forma
	(thousands)
ASSETS
Current
Cash and cash equivalents	$224,418	$(27,672	)(A)
		244,500	(B)
		(145,590	)(C)						$228,382	(I)
		(25,000)	(E)	$(225,000	)(F)	$45,656	$—		(25,000)	(J)	$249,038
Receivables
Trade, less allowances	172,498					172,498					172,498
Related parties	506					506					506
Other	4,687					4,687					4,687
Inventory	318,577					318,577					318,577
Prepaid expenses and other	8,457					8,457					8,457
Deferred Income taxes	—					—	1,693	(G)			1,693

Total Current	729,143	46,238		(225,000)		550,381	1,693		203,382		755,456

Property and equipment, net	263,671					263,671					263,671
Timber deposits	6,338					6,338					6,338
Deferred financing costs	3,843	5,500	(B)
		(1,567	)(D)			7,776					7,776
Goodwill	12,170					12,170					12,170
Intangible assets, net	8,900					8,900					8,900
Other assets	7,405					7,405					7,405

Total Assets	$1,031,470	$50,171		$(225,000)		$856,641	$1,693		$203,382		$1,061,716

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	$25,000	$(25,000	)(A)	$—		$—	$—		$—		$—
Accounts payable
Trade	165,753					165,753					165,753
Related parties	1,922					1,922					1,922
Accrued liabilities
Compensation and benefits	59,950					59,950					59,950
Interest payable	7,250	(2,672	)(A)			4,578					4,578
Other	31,616					31,616					31,616

Total Current	291,491	(27,672)		—		263,819	—		—		263,819

Debt
Long-term debt, less current portion	194,560	(50,000	)(A)
		50,000	(A)
		250,000	(B)
		(144,560	)(C)
		(25,000	)(E)			275,000			(25,000	)(J)	250,000
Other
Compensation and benefits	196,589					196,589					196,589
Other long-term liabilities	14,105					14,105					14,105
Deferred income taxes	—					—	5,722	(G)			5,722

	210,694	—		—		210,694	5,722		—		216,416

Redeemable equity	8,515					8,515			(8,515	)(K)	—

Preferred stock	—					—					—
Common stock	297					297			118	(I)	415
Additional paid-in capital	483,125					483,125	(269,896	)(H)	228,264	(I)
									8,515	(K)	450,008
Accumulated other comprehensive loss	(114,913)					(114,913)					(114,913)
Accumulated deficit	(42,299)	(1,567	)(D)				(4,029	)(G)
		(1,030	)(C)	(225,000	)(F)	(269,896)	269,896	(H)			(4,029)

Total stockholders' equity	326,210	(2,597)		(225,000)		98,613	(4,029)		236,897		331,481

Total liabilities and stockholders' equity	$1,031,470	$50,171		$(225,000)		$856,641	$1,693		$203,382		$1,061,716

See accompanying notes to unaudited pro forma condensed consolidated financial data.

 BOISE CASCADE COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

		Pro Forma Adjustments			Pro Forma for 2012 Refinancing Transactions and Distribution to BC Holdings	Pro Forma Adjustments
	Historical	2012 Refinancing Transactions		Distribution to BC Holdings		Conversion to a Corporation		Initial Public Offering		Boise Cascade Company Pro Forma
	(thousands, except per share data)
Sales
Trade	$2,229,325	$—		$—	$2,229,325	$—		$—		$2,229,325
Related parties	18,763				18,763					18,763

	2,248,088				2,248,088					2,248,088

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	1,952,619				1,952,619					1,952,619
Material, labor, and other operating expenses from related parties (excluding depreciation)	40,058				40,058					40,058
Depreciation and amortization	37,022				37,022					37,022
Selling and distribution expenses	204,998				204,998					204,998
General and administrative expenses	37,242				37,242					37,242
Other (income) expenses, net	3,195				3,195					3,195

	2,275,134				2,275,134					2,275,134

Loss from operations	(27,046)				(27,046)					(27,046)

Foreign exchange loss	(497)				(497)					(497)
Interest expense	(18,987)	(15,938	)(L)
		(688	)(M)
		15,644	(N)
		614	(O)
		(500	)(P)		(19,855)			500	(R)	(19,355)
Interest income	407				407					407

	(19,077)	(868)			(19,945)			500		(19,445)

Loss before Income taxes	(46,123)	(868)			(46,991)			500		(46,491)
Income tax provision	(240)	—			(240)	—	(Q)	—		(240)

Net loss	$(46,363)	$(868)		$—	$(47,231)	$—		$500		$(46,731)

Net loss per common share:
Basic and diluted	$(1.56)

Weighted average shares outstanding:
Basic and diluted	29,700
Pro forma net loss per share										$(1.19)

Pro forma weighted shares outstanding										39,311

See accompanying notes to unaudited pro forma condensed consolidated financial data.

 BOISE CASCADE COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

		Pro Forma Adjustments			Pro Forma for 2012 Refinancing Transactions and Distribution to BC Holdings	Pro Forma Adjustments
	Historical	2012 Refinancing Transactions		Distribution to BC Holdings		Conversion to a Corporation		Initial Public Offering		Boise Cascade Company Pro Forma
	(thousands, except per share data)
Sales
Trade	$2,069,804	$—		$—	$2,069,804	$—		$—		$2,069,804
Related parties	14,678				14,678					14,678

	2,084,482				2,084,482					2,084,482

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	1,751,152				1,751,152					1,751,152
Materials, labor, and other operating expenses from related parties (excluding depreciation)	44,704				44,704					44,704
Depreciation and amortization	24,918				24,918					24,918
Selling and distribution expenses	176,854				176,854					176,854
General and administrative expenses	31,922				31,922					31,922
Other (income) expense, net	406				406					406

	2,029,956				2,029,956					2,029,956

Income from operations	54,526				54,526					54,526

Foreign exchange gain	125				125					125
Interest expense	(14,471)	(11,953	)(L)
		(516	)(M)
		11,733	(N)
		506	(O)
		(375	)(P)		(15,076)			375	(R)	(14,701)
Interest income	281				281					281

	(14,065)	(605)			(14,670)			375		(14,295)

Income before income taxes	40,461	(605)			39,856			375		40,231
Income tax provision	(243)	—			(243)	—	(Q)	—		(243)

Net income	$40,218	$(605)		$—	$39,613	$—		$375		$39,988

Net income per common share:
Basic and diluted	$1.35

Weighted average shares outstanding:
Basic and diluted	29,700
Pro forma net income per share										$1.02

Pro forma weighted shares outstanding										39,311

See accompanying notes to unaudited pro forma condensed consolidated financial data.

 NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    (A)
    To record the redemption of $75.0 million of our senior subordinated notes and the payment of $2.7 million of accrued and unpaid interest, with $27.7 million of cash on hand and a $50.0 million draw on our revolving credit facility.

    (B)
    To record the issuance of $250.0 million senior notes, net of $5.5 million of financing costs.

    (C)
    To record the redemption of the remaining $144.6 million of senior subordinated notes plus $1.0 million of interest through the redemption date of November 21, 2012.

    (D)
    To record the write-off of $1.6 million of deferred financing costs related to the redemption of our senior subordinated notes. No adjustment was made to the unaudited pro forma statement of operations for this write-off because this expense is of a non-recurring nature. This charge will be reflected in the fourth quarter 2012 statement of operations.

    (E)
    To record the repayment of $25.0 million on our revolving credit facility.

    (F)
    To record the distributions of $225.0 million in aggregate to BC Holdings made in late December 2012.

    (G)
    To record the recognition of a net deferred tax liability of $4.0 million, net of deferred tax assets and related valuation allowances upon conversion from a limited liability company to a corporation. No adjustment was made to the unaudited pro forma statement of operations for the charge to income tax provision to establish the net deferred tax liability because this expense is of a non-recurring nature. This charge will be reflected in the statement of operations in the first quarter 2013.

    (H)
    To record the reclassification of accumulated deficits when the company was organized as a limited liability company to additional paid-in capital upon conversion to a corporation.

    (I)
    To record receipt of the proceeds, net of fees and expenses and underwriters' discounts, from the sale of common stock in the offering.

    (J)
    To record repayment of $25.0 million of borrowings outstanding under our revolving credit facility upon completion of the offering.

    (K)
    To record the reclassification of FPH redeemable equity units to permanent equity upon completion of the offering.

    (L)
    To record interest expense, excluding amortization of deferred financing costs, on the $250.0 million of senior notes issued on October 22, 2012.

    (M)
    To record deferred financing cost amortization on the $250.0 million of senior notes.

    (N)
    To eliminate interest expense, excluding amortization of deferred financing costs, on the $219.6 million of senior subordinated notes that were redeemed in October 2012.

    (O)
    To eliminate deferred financing cost amortization on the $219.6 million senior subordinated notes.

    (P)
    To record interest expense on $25.0 million of net borrowings under our revolving credit facility.

    (Q)
    On February 4, 2013, we converted the company from a limited liability company to a corporation. As a limited liability company, we were treated as a partnership for tax purposes and were not subject to entity-level federal or state income taxation. Our income tax provision generally consisted of income taxes payable to state jurisdictions that do not allow for the income tax liability to be passed through to our equityholder, as well as income taxes payable by our separate subsidiaries that are taxed as corporations. As a limited liability company, we had an effective tax rate of less than 1%. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates, which we expect to result in a statutory tax rate of approximately 38%. Prior tax losses incurred by the company were passed through to our equityholder with the exception of an immaterial amount associated with some state tax jurisdictions. As a result, we will not have net operating losses to use against future taxable income, which would otherwise reduce the amount of cash taxes owed. However, for the year ended December 31, 2011 and the nine months ended September 30, 2012 we have not presented any adjustments to the pro forma tax provision. For the year ended December 31, 2011, we have assumed that a full valuation allowance associated with 2011 net operating losses and other net deferred tax assets would have prevented the recording of income tax benefits associated with our pro forma adjustments. For the nine months ended September 30, 2012, we have assumed no adjustment to our income tax provision due to the utilization of assumed net operating losses carried forward from 2011, assuming our conversion to a corporation had occurred on January 1, 2011.

    (R)
    To eliminate interest expense on the $25.0 million of borrowings outstanding under our revolving credit facility to be repaid upon completion of the offering.

Boise Cascade Company

Consolidated Statements of Operations

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(thousands, except for per share data)
Sales
Trade	$623,199	$759,330	$1,687,037	$2,069,804
Related party	4,787	5,266	13,609	14,678

	627,986	764,596	1,700,646	2,084,482

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	538,794	638,994	1,475,847	1,751,152
Materials, labor, and other operating expenses from related party (excluding depreciation)	12,346	14,131	31,140	44,704
Depreciation and amortization	9,352	8,461	27,500	24,918
Selling and distribution expenses	55,346	62,572	153,332	176,854
General and administrative expenses	10,299	12,185	28,456	31,922
Other (income) expense, net	(298)	121	2,341	406

	625,839	736,464	1,718,616	2,029,956

Income (loss) from operations	2,147	28,132	(17,970)	54,526

Foreign exchange gain (loss)	(936)	228	(596)	125
Interest expense	(5,001)	(4,840)	(14,174)	(14,471)
Interest income	91	87	314	281

	(5,846)	(4,525)	(14,456)	(14,065)

Income (loss) before income taxes	(3,699)	23,607	(32,426)	40,461
Income tax provision	(12)	(104)	(146)	(243)

Net income (loss)	$(3,711)	$23,503	$(32,572)	$40,218

Net income (loss) per common share:
Basic and diluted	$(0.12)	$0.79	$(1.10)	$1.35

Weighted average shares outstanding:
Basic and diluted	29,700	29,700	29,700	29,700
Pro forma net income per share (Note 11, unaudited)				$1.02

Pro forma weighted average shares outstanding (Note 11, unaudited)				39,311

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(thousands)
Net income (loss)	$(3,711)	$23,503	$(32,572)	$40,218
Other comprehensive income
Defined benefit pension plans
Amortization of actuarial loss	643	1,824	2,067	5,808
Amortization of prior service costs and other	44	41	159	124

Other comprehensive income	687	1,865	2,226	5,932

Comprehensive income (loss)	$(3,024)	$25,368	$(30,346)	$46,150

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets

(unaudited)

	December 31, 2011	September 30, 2012	Pro Forma September 30, 2012 (Note 11)
	(thousands)
ASSETS
Current
Cash and cash equivalents	$182,455	$224,418	$224,418
Receivables
Trade, less allowances of $2,142 and $2,894	118,901	172,498	172,498
Related parties	1,236	506	506
Other	3,796	4,687	4,687
Inventories	283,978	318,577	318,577
Prepaid expenses and other	4,864	8,457	8,457
Deferred income taxes	—	—	1,693

	595,230	729,143	730,836

Property and equipment, net	266,456	263,671	263,671
Timber deposits	8,327	6,338	6,338
Deferred financing costs	4,962	3,843	3,843
Goodwill	12,170	12,170	12,170
Intangible assets, net	8,900	8,900	8,900
Other assets	6,786	7,405	7,405

Total assets	$902,831	$1,031,470	$1,033,163

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets (Continued)

(unaudited)

	December 31, 2011	September 30, 2012	Pro Forma September 30, 2012 (Note 11)
	(thousands, except for per share data)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Current portion of long-term debt	$—	$25,000	$25,000
Accounts payable
Trade	116,758	165,753	165,753
Related parties	1,142	1,922	1,922
Accrued liabilities
Accrued distribution	—	—	225,000
Compensation and benefits	32,267	59,950	59,950
Interest payable	3,326	7,250	7,250
Other	24,486	31,616	31,616

	177,979	291,491	516,491

Debt
Long-term debt, less current portion	219,560	194,560	194,560

Other
Compensation and benefits	200,248	196,589	196,589
Other long-term liabilities	13,676	14,105	14,105
Deferred income taxes	—	—	5,722

	213,924	210,694	216,416

Redeemable equity	8,749	8,515	8,515

Commitments and contingent liabilities
Stockholder's equity
Preferred stock, $0.01 par value per share; 50,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.01 par value per share; 300,000 shares authorized, 29,700 shares issued and outstanding	297	297	297
Additional paid-in capital	482,894	483,125	215,826
Accumulated other comprehensive loss	(120,845)	(114,913)	(114,913)
Accumulated deficit	(79,727)	(42,299)	(4,029)

Total stockholder's equity	282,619	326,210	97,181

Total liabilities and stockholder's equity	$902,831	$1,031,470	$1,033,163

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Cash Flows

(unaudited)

	Nine Months Ended September 30
	2011	2012
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$(32,572)	$40,218
Items in net income (loss) not using (providing) cash
Depreciation and amortization, including deferred financing costs and other	29,118	26,732
Pension expense	8,933	9,398
Other	1,515	(500)
Decrease (increase) in working capital, net of acquisitions
Receivables	(45,700)	(53,308)
Inventories	(8,423)	(34,599)
Prepaid expenses and other	(1,221)	(1,973)
Accounts payable and accrued liabilities	27,598	82,333
Pension contributions	(10,274)	(8,181)
Other	(90)	4,752

Net cash provided by (used for) operations	(31,116)	64,872

Cash provided by (used for) investment
Expenditures for property and equipment	(25,299)	(17,682)
Acquisitions of businesses and facilities	(5,782)	(2,355)
Proceeds from sales of assets	3,053	171
Other	211	(3)

Net cash used for investment	(27,817)	(19,869)

Cash used for financing
Distributions to member	—	(2,790)
Credit facility financing costs	(2,547)	(250)

Net cash used for financing	(2,547)	(3,040)

Net increase (decrease) in cash and cash equivalents	(61,480)	41,963
Balance at beginning of the period	264,601	182,455

Balance at end of the period	$203,121	$224,418

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements

1. Nature of Operations and Consolidation

Nature of Operations

              We are a building products company headquartered in Boise, Idaho. As used in these consolidated financial statements, the terms "Boise Cascade," "we," and "our" refer to Boise Cascade, L.L.C. and its consolidated subsidiaries prior to our conversion to a Delaware corporation, and to Boise Cascade Company and its consolidated subsidiaries on or after such conversion, as discussed in Note 12, "Subsequent Events." Boise Cascade is 100% owned by Boise Cascade Holdings, L.L.C. (BC Holdings). We are a leading U.S. wholesale distributor of building products and one of the largest producers of engineered wood products (EWP) and plywood in North America.

              We operate our business using three reportable segments: (1) Building Materials Distribution, which is a wholesale distributor of building materials, (2) Wood Products, which manufactures and sells EWP, plywood, particleboard, dimension lumber, and ponderosa pine lumber, and (3) Corporate and Other, which includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. For more information, see Note 8, "Segment Information."

Consolidation

              The accompanying quarterly consolidated financial statements have not been audited by an independent registered public accounting firm but, in the opinion of management, include all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed within these condensed notes to unaudited quarterly consolidated financial statements, the adjustments made were of a normal, recurring nature. Certain information and footnote disclosures normally included in our annual consolidated financial statements have been condensed or omitted. The quarterly consolidated financial statements include the accounts of Boise Cascade and its subsidiaries after elimination of intercompany balances and transactions. Quarterly results are not necessarily indicative of results that may be expected for the full year. These condensed notes to unaudited quarterly consolidated financial statements should be read in conjunction with the audited consolidated financial statements and note disclosures as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010, and 2011 (2011 Audited Financial Statements), which are included in the company's registration statement on Form S-1.

2. Summary of Significant Accounting Policies

Accounting Policies

              The complete summary of significant accounting policies is included in Note 2, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in our 2011 Audited Financial Statements.

Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets; legal contingencies; guarantee obligations;

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

indemnifications; assumptions used in retirement benefits; and vendor and customer rebates, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Vendor and Customer Rebates and Allowances

              We receive rebates and allowances from our vendors under a number of different programs, including vendor marketing programs. At December 31, 2011 and September 30, 2012, we had $2.8 million and $2.7 million, respectively, of vendor rebates and allowances recorded in "Receivables, Other" on the Consolidated Balance Sheets. Rebates and allowances received from our vendors are recognized as a reduction of "Materials, labor, and other operating expenses (excluding depreciation)" when the product is sold, unless the rebates and allowances are linked to a specific incremental cost to sell a vendor's product. Amounts received from vendors that are linked to specific selling and distribution expenses are recognized as a reduction of "Selling and distribution expenses" in the period the expense is incurred.

              We also provide rebates to our customers and our customers' customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates are recorded as a decrease in "Sales, Trade." At December 31, 2011, and September 30, 2012, we had $15.6 million and $19.3 million, respectively, of rebates payable to our customers recorded in "Accrued liabilities, Other" on our Consolidated Balance Sheets.

Leases

              We assess lease classification as either capital or operating at lease inception or upon modification. We lease a portion of our distribution centers as well as other property and equipment under operating leases. For purposes of determining straight-line rent expense, the lease term is calculated from the date we first take possession of the facility, including any periods of free rent and any renewal option periods we are reasonably assured of exercising. Rental expense for operating leases was $3.5 million for both the three months ended September 30, 2011 and 2012, and $10.8 million and $10.7 million for the nine months ended September 30, 2011 and 2012, respectively. Sublease rental income was not material in any of the periods presented.

Income Taxes

              We are a limited liability company, and the majority of our businesses and assets are held and operated by limited liability companies and are not subject to entity-level federal or state income taxation. Our income tax provision generally consists of income taxes payable to state jurisdictions that do not allow for the income tax liability to be passed through to our equityholders, as well as income taxes payable by our separate subsidiaries that are taxed as corporations.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Inventories

              Inventories included the following (work in process is not material):

	December 31, 2011	September 30, 2012
	(thousands)
Finished goods and work in process	$223,605	$260,336
Logs	41,243	36,841
Other raw materials and supplies	19,130	21,400

	$283,978	$318,577

Property and Equipment

              Property and equipment consisted of the following asset classes:

	December 31, 2011	September 30, 2012
Land	35,469	35,662
Buildings	84,510	87,278
Improvements	32,645	34,400
Office equipment & vehicles	74,349	79,545
Machinery and equipment	253,933	257,937
Construction in progress	5,812	10,749

	486,718	505,571
Less accumulated depreciation	(220,262)	(241,900)

	$266,456	$263,671

Fair Value

              Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy under U.S. generally accepted accounting principles (GAAP) gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly (Level 2). If quoted prices for identical or similar assets are not available or are unobservable, we may use internally developed valuation models, whose inputs include bid prices, and third-party valuations utilizing underlying asset assumptions (Level 3).

Financial Instruments

              Our financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. Our cash is recorded at cost, which approximates fair value, and our cash equivalents are money market funds measured at fair value. As of December 31, 2011, and September 30, 2012, we held $164.6 million and $167.3 million, respectively, in money market funds that are measured at fair value on a recurring basis using Level 1 inputs. The recorded values of

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

accounts receivable and accounts payable approximate fair values based on their short-term nature. Our outstanding debt is fixed-rate. At September 30, 2012, the book value of our fixed-rate debt was $219.6 million, and the fair value was estimated to be $220.2 million. The difference between the book value and the fair value is derived from the difference between the period-end market interest rate and the stated rate of our fixed-rate, long-term debt. We estimated the fair value based on quoted market prices for our debt (Level 1 inputs).

Long-Lived Asset Impairment

              We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment of long-lived assets exists when the carrying value is not recoverable through future undiscounted cash flows from operations and when the carrying value of an asset or asset group exceeds its fair value.

              During the nine months ended September 30, 2011, long-lived assets with a net carrying amount of $2.1 million were written down to their fair value of $0.9 million, resulting in an impairment charge of $1.2 million. These impairment charges were measured at fair value using Level 3 inputs, including discounted cash flows and appraisals.

Concentration of Credit Risk

              We are exposed to credit risk related to customer accounts receivable. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of customers based on ongoing credit evaluations. At December 31, 2011, and September 30, 2012, the receivables from a single customer accounted for approximately 14% and 15% of total receivables, respectively. No other customer accounted for 10% or more of total receivables.

Distributions to Member

              We periodically make cash distributions to our equityholder. During the nine months ended September 30, 2011, we did not make any cash distributions. For the nine months ended September 30, 2012, we made $2.8 million of cash distributions to BC Holdings, of which $1.2 million and $1.6 million was paid to Forest Products Holdings, L.L.C. (FPH) and OfficeMax, respectively. Both our senior credit facility and the indenture governing our senior subordinated notes permitted these distributions.

New and Recently Adopted Accounting Standards

              In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which gives entities the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amended guidance is effective for annual and interim impairment tests performed for fiscal years

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

beginning after September 15, 2012, with early adoption permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

              In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. We adopted the provisions of this guidance January 1, 2012, and it had no effect on our financial position and results of operations.

              In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of equity, among other amendments. Instead, the company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. On December 23, 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the ASU 2011-05 requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This requirement is being further deliberated by the FASB. We adopted this guidance retrospectively as of January 1, 2012, by adding the Consolidated Statements of Comprehensive Income (Loss) to our consolidated financial statements.

              There were no other accounting standards recently issued that had or are expected to have a material impact on our consolidated financial statements and associated disclosures.

3. Other (Income) Expense

              Other (income) expense includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Consolidated Statements of Operations are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(thousands)
Facility curtailment(a)	$(136)	$—	$1,275	$—
Other, net(b)	(162)	121	1,066	406

	$(298)	$121	$2,341	$406

(a)
In first quarter of 2011, we committed to indefinitely curtail a manufacturing plant in our Wood Products segment. The manufacturing plant was permanently closed on June 30, 2011.

(b)
In first quarter of 2011, we recorded noncash asset write-downs of $1.2 million.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

4. Debt

              Long-term debt consisted of the following:

	December 31, 2011	September 30, 2012
	(thousands)
Asset-based revolving credit facility	$—	$—
7.125% senior subordinated notes	219,560	219,560

Long-term debt	219,560	219,560
Current portion of long-term debt	—	(25,000)

Long-term debt, less current portion	$219,560	$194,560

Asset-Based Revolving Credit Facility

              On July 13, 2011, Boise Cascade and our principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into a $250 million senior secured asset-based revolving credit facility (Revolving Credit Facility) with Wells Fargo Capital Finance, L.L.C. (Wells Fargo), as agent and the banks named therein as lenders. Borrowings under the Revolving Credit Facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory reduced by outstanding borrowings and letters of credit (Availability). On September 7, 2012, we entered into a First Amendment to Credit Agreement, which increased the aggregate lending commitments under the Revolving Credit Facility to $300 million. Other key terms of the Credit Agreement were unchanged by the Amendment.

              The Revolving Credit Facility has a maturity date of July 13, 2016. The Revolving Credit Facility is secured by a first-priority security interest in substantially all of our assets, except for property and equipment. The proceeds of borrowings under the agreement are available for working capital and other general corporate purposes.

              Interest rates under the Revolving Credit Facility are based, at the company's election, on either the London Interbank Offered Rate (LIBOR) or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.75% to 2.25% for loans based on LIBOR and from 0.75% to 1.25% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, we are required to pay an unused commitment fee at a rate ranging from 0.375% to 0.50% per annum (based on facility utilization) of the average unused portion of the lending commitments.

              The Revolving Credit Facility contains customary nonfinancial covenants, including a negative pledge covenant and restrictions on new indebtedness, investments, distributions to equityholders, asset sales, and affiliate transactions, the scope of which are dependent on the Availability existing from time to time. The Revolving Credit Facility also contains a requirement that we meet a 1:1 fixed-charge coverage ratio (FCCR) if Availability falls below the greater of $31.25 million or 12.5% of the aggregate lending commitments. Availability exceeded the minimum threshold amounts required for testing of the FCCR at all times since entering into the Revolving Credit Facility, and Availability at September 30, 2012, was $259.4 million. At September 30, 2012, our aggregate liquidity from cash and

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

4. Debt (Continued)

cash equivalents and unused borrowing capacity (net of the Availability threshold amount for testing of the FCCR, as applicable) under the Revolving Credit Facility totaled $483.8 million.

              At December 31, 2011, and September 30, 2012, we had no borrowings outstanding under the Revolving Credit Facility and approximately $11.3 million and $10.0 million, respectively, of letters of credit outstanding. These letters of credit reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount. We did not borrow under the Revolving Credit Facility during the nine months ended September 30, 2012. On October 12, 2012, we borrowed $50.0 million under the Revolving Credit Facility to partially fund the redemption of $75.0 million of our senior subordinated notes, as discussed further below.

Senior Subordinated Notes

              In October 2004, Boise Cascade issued $400 million of 7.125% senior subordinated notes due in 2014. In July 2005, we completed an exchange offer whereby all of our senior subordinated notes were exchanged for registered securities with identical terms (other than terms relating to registration rights) to the notes issued in October 2004. We may redeem all or part of the notes at any time at redemption prices set forth in the indenture governing the notes (Indenture). Redemption prices reduced to par value in October 2012. Subsequent to the exchange offer, a portion of the notes were repurchased, resulting in $219.6 million of notes outstanding at both December 31, 2011, and September 30, 2012. On October 15, 2012, we redeemed $75.0 million of the notes at par value with $25.0 million of cash on hand and $50.0 million borrowed under our Revolving Credit Facility. On October 22, 2012, the trustee under the senior subordinated notes indenture, at our request, irrevocably called for redemption on November 21, 2012, all of our outstanding senior subordinated notes. Simultaneously, we irrevocably deposited $144.6 million of the proceeds from our senior notes offering, with our senior subordinated notes trustee, in an amount sufficient to pay and discharge the entire indebtedness on the senior subordinated notes for principal, plus $1.0 million of interest, to November 21, 2012. The senior subordinated notes trustee acknowledged that as of October 22, 2012, our obligations and those of the guarantors were discharged and satisfied, and neither we nor the guarantors generally had any further obligations to the senior subordinated notes trustee or the holders of our senior subordinated notes. The senior subordinated notes trustee further acknowledged the automatic release of the guarantees of the guarantors under our senior subordinated notes indenture. Upon such satisfaction and discharge, our senior subordinated notes indenture generally ceased to be of further effect.

Debt Refinancing

              On October 22, 2012, Boise Cascade and its wholly owned subsidiary, Boise Cascade Finance Corporation (together, the Co-issuers), issued a $250 million aggregate principal amount of 6.375% senior notes due November 1, 2020 (Senior Notes) through a private placement that is exempt from the registration requirements of the Securities Act of 1933 (Securities Act), as amended. The Senior Notes pay interest semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. As a result of this refinancing, we extended the maturity of our debt and lowered our interest rate. The Senior Notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our Revolving Credit Facility, other than Boise Cascade Finance Corporation. The Senior Notes are also guaranteed by BC Holdings, until such time, if ever, that Boise Cascade's common stock is listed on any national securities exchange.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

4. Debt (Continued)

              Following the sale of the Senior Notes, we used a portion of the net proceeds of the sale to repay the senior subordinated notes at par plus interest through the redemption date. The remaining proceeds will be available for general corporate purposes.

              In connection with the issuance of the Senior Notes, the Co-issuers entered into a registration rights agreement, dated as of October 22, 2012 (Senior Notes Registration Rights Agreement). The Senior Notes Registration Rights Agreement requires us to register under the Securities Act the Senior Notes having substantially identical terms to those of the Senior Notes (Exchange Notes) and to complete an exchange of the privately placed Senior Notes for the publicly registered Exchange Notes on or prior to October 21, 2013 or, in certain circumstances, to file and keep effective a shelf registration statement for resale of the Senior Notes. If we fail to satisfy these obligations, we will pay additional interest up to 0.25% per annum to holders of the Senior Notes for the first 90-day period immediately following such date, and by an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum rate of 1.0% per annum.

              The Senior Notes are senior unsecured obligations and rank equally with all of the Co-issuers' and guarantors' existing and future senior indebtedness, senior to all of their existing and future subordinated indebtedness, effectively subordinated to all of their present and future senior secured indebtedness (including all borrowings with respect to our Revolving Credit Facility to the extent of the value of the assets securing such indebtedness), and structurally subordinated to the indebtedness of any subsidiaries that do not guarantee the Senior Notes.

              The terms of the indenture governing the Senior Notes, among other things, limit the ability of the Co-issuers and certain Boise Cascade subsidiaries to: incur additional debt; declare or pay dividends; redeem stock or make other distributions to stockholders; make investments; create liens on assets; consolidate, merge, or transfer substantially all of their assets; enter into transactions with affiliates; and sell or transfer certain assets.

              The indenture governing the Senior Notes provides for customary events of default, which include (subject in certain cases to customary grace and cure periods and notification requirements), among others: nonpayment of principal or interest; breach of other agreements in the indenture governing the Senior Notes; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the Co-issuers, the guarantors, or certain Boise Cascade subsidiaries; the failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Cash Paid for Interest

              For the nine months ended September 30, 2011 and 2012, cash payments for interest, net of interest capitalized, were $8.6 million and $8.7 million, respectively. Capitalized interest was not material for both periods.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

5. Retirement and Benefit Plans

              The following table presents the pension benefit costs:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(thousands)
Service cost	$1,253	$1,206	$4,051	$3,557
Interest cost	5,049	4,783	15,394	14,450
Expected return on plan assets	(4,488)	(4,850)	(13,457)	(14,541)
Amortization of actuarial loss	643	1,824	2,067	5,808
Amortization of prior service costs	44	41	133	124
Curtailment loss and other	—	—	745	—

Net periodic benefit cost	$2,501	$3,004	$8,933	$9,398

              On July 13, 2012, we contributed company-owned real property with a carrying value of $6.2 million to the pension plans from two locations in our Building Materials Distribution segment. The pension plans obtained independent appraisals of the properties, and based on these appraisals, the plans recorded the contribution at fair value of $9.7 million during the nine months ended September 30, 2012.

              We are leasing back the contributed properties for an initial term of ten years with two five-year extension options and continue to use the properties in our distribution operations. Rent payments are made quarterly, with first-year annual rents of $0.8 million and 2% annual escalation rates thereafter. Each lease provides us a right of first refusal on any subsequent sale by the pension plans, as well as repurchase options at the end of the initial term and extension periods. The plans engaged an independent fiduciary who negotiated the lease terms and also manages the properties on behalf of the plans.

              We determined that the contribution of the properties does not meet the accounting definition of a plan asset within the scope of Accounting Standards Codification 715, Compensation—Retirement Benefits. Accordingly, the contributed properties are not considered a contribution for accounting purposes and, as a result, are not included in plan assets and have no impact on the net pension liability recorded on our Consolidated Balance Sheets. We continue to depreciate the carrying value of the properties in our financial statements, and no gain or loss was recognized at the contribution date for accounting purposes. Lease payments are recorded as pension contributions.

              In the first nine months of 2012, we made $8.2 million in cash contributions to the pension plans of which $0.2 million represented lease payments. The total cash and real property contributions are expected to satisfy U.S. Department of Labor minimum pension contribution requirements for 2012 in light of recently passed pension funding relief legislation.

6. Outsourcing Services Agreement

              Under an Outsourcing Services Agreement, Boise Inc. provides a number of corporate staff services to us at cost. These services include information technology, accounting, and human resource transactional services. The agreement, as extended, expires on February 22, 2014. The agreement automatically renews for successive one-year terms unless either party provides notice of termination to

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

6. Outsourcing Services Agreement (Continued)

the other party at least 12 months in advance of the expiration date. The Outsourcing Services Agreement gives us (but not Boise Inc.) the right to terminate all or any portion of the services provided to us on 30 days' notice. Total expenses incurred under the Outsourcing Services Agreement were $3.8 million and $3.7 million for the three months ended September 30, 2011 and 2012, respectively, and $11.0 million for both the nine months ended September 30, 2011 and 2012. The majority of these expenses are recorded in "General and administrative expenses" in our Consolidated Statements of Operations.

7. Transactions With Related Party

              Transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) represent the only significant related-party activity recorded in our consolidated financial statements. LTP is an unconsolidated variable-interest entity that is 50% owned by Boise Cascade, and 50% owned by Boise Inc. LTP procures sawtimber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of Boise Inc. and Boise Cascade, in Louisiana. See the Consolidated Statements of Operations for related party sales to LTP and related party fiber purchases from LTP. We are not the primary beneficiary of LTP, as we do not have power to direct the activities that most significantly affect the economic performance of LTP. Accordingly, we do not consolidate LTP's results in our financial statements.

8. Segment Information

              We operate our business using three reportable segments: Building Materials Distribution, Wood Products, and Corporate and Other. There are no differences in our basis of measurement of segment profit or loss from those disclosed in Note 14, "Segment Information," of the Notes to Consolidated Financial Statements in our 2011 Audited Financial Statements.

              An analysis of our operations by segment is as follows:

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Party	Inter- segment	Total		Depreciation and Amortization	EBITDA (b)
	(millions)
Three Months Ended September 30, 2011
Building Materials Distribution	$500.9	$—	$0.6	$501.5	$6.0	$2.1	$8.2
Wood Products	122.3	4.8	67.7	194.8	(0.1)	7.2	7.1
Corporate and Other	—	—	—	—	(4.8)	0.1	(4.7)
Intersegment eliminations	—	—	(68.3)	(68.3)	—	—	—

	$623.2	$4.8	$—	$628.0	1.2	$9.4	$10.6

Interest expense					(5.0)
Interest income					0.1

					$(3.7)

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

8. Segment Information (Continued)

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Party	Inter- segment	Total		Depreciation and Amortization	EBITDA (b)
	(millions)
Three Months Ended September 30, 2012
Building Materials Distribution	$605.2	$—	$—	$605.2	$10.3	$2.3	$12.6
Wood Products	154.1	5.3	100.4	259.8	22.5	6.2	28.6
Corporate and Other	—	—	—	—	(4.4)	—	(4.4)
Intersegment eliminations	—	—	(100.4)	(100.4)	—	—	—

	$759.3	$5.3	$—	$764.6	28.4	$8.5	$36.8

Interest expense					(4.8)
Interest income					0.1

					$23.6

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Party	Inter- segment	Total		Depreciation and Amortization	EBITDA (b)
	(millions)
Nine Months Ended September 30, 2011
Building Materials Distribution(a)	$1,348.9	$—	$1.0	$1,349.9	$2.8	$6.2	$9.0
Wood Products(a)	338.1	13.6	180.5	532.2	(10.0)	21.1	11.1
Corporate and Other	—	—	—	—	(11.4)	0.2	(11.2)
Intersegment eliminations	—	—	(181.5)	(181.5)	—	—	—

	$1,687.0	$13.6	$—	$1,700.6	(18.6)	$27.5	$8.9

Interest expense					(14.2)
Interest income					0.3

					$(32.4)

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

8. Segment Information (Continued)

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Party	Inter- segment	Total		Depreciation and Amortization	EBITDA (b)
	(millions)
Nine Months Ended September 30, 2012
Building Materials Distribution	$1,637.2	$—	$—	$1,637.2	$18.2	$6.6	$24.8
Wood Products	432.6	14.7	265.4	712.7	48.8	18.2	67.0
Corporate and Other	—	—	—	—	(12.4)	0.1	(12.3)
Intersegment eliminations	—	—	(265.4)	(265.4)	—	—	—

	$2,069.8	$14.7	$—	$2,084.5	54.7	$24.9	$79.6

Interest expense					(14.5)
Interest income					0.3

					$40.5

(a)
In March 2011, we committed to indefinitely curtail a manufacturing plant in our Wood Products segment, and we recorded the related expense of $1.3 million in "Other (income) expense, net" and $0.4 million of accelerated depreciation in "Depreciation and Amortization" in our Consolidated Statement of Operations for the nine months ended September 30, 2011. The manufacturing plant was permanently closed on June 30, 2011. Also, during the nine months ended September 30, 2011, we recorded $1.2 million of noncash asset write-downs in "Other (income) expense, net," of which $0.8 million was recorded in our Building Materials Distribution segment and $0.4 million was recorded in our Wood Products segment.

(b)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes, and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

8. Segment Information (Continued)

    The following is a reconciliation of net income (loss) to EBITDA for the consolidated company:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(millions)
Net income (loss)	$(3.7)	$23.5	$(32.6)	$40.2
Interest expense	5.0	4.8	14.2	14.5
Interest income	(0.1)	(0.1)	(0.3)	(0.3)
Income tax provision	—	0.1	0.1	0.2
Depreciation and amortization	9.4	8.5	27.5	24.9

EBITDA	$10.6	$36.8	$8.9	$79.6

9. Commitments, Legal Proceedings and Contingencies, and Guarantees

Commitments

              We have commitments for leases and long-term debt that are discussed further under "Leases" in Note 2, "Summary of Significant Accounting Policies," and Note 4, "Debt." We are a party to a number of long-term log and fiber supply agreements that are discussed in Note 15, "Commitments, Legal Proceedings and Contingencies, and Guarantees," of the Notes to Consolidated Financial Statements in our 2011 Audited Financial Statements. In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business. At September 30, 2012, there have been no material changes to the commitments disclosed in the 2011 Audited Financial Statements. See Note 4, "Debt," for a discussion of debt transactions subsequent to September 30, 2012.

              In July 2012, there was a change in the ownership of timberlands that serve as a significant source of fiber to our Wood Products segment pursuant to a number of long-term fiber supply agreements. The affected supply agreements remain in place, with our rights and the new owners' obligations under those agreements unchanged. As such, we do not anticipate the ownership transition to negatively impact our operations.

Legal Proceedings and Contingencies

              We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

Guarantees

              We provide guarantees, indemnifications, and assurances to others. Note 15, "Commitments, Legal Proceedings and Contingencies, and Guarantees," of the Notes to Consolidated Financial Statements in our 2011 Audited Financial Statements describes the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees, and the maximum potential undiscounted amounts of future payments we could be required to make. As of September 30, 2012, there have been no material changes to the guarantees disclosed in the 2011 Audited Financial Statements.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information

              The following consolidating financial information presents the Statements of Comprehensive Income (Loss), Balance Sheets, and Cash Flows related to Boise Cascade. The senior subordinated notes are guaranteed on a senior subordinated basis fully and unconditionally, and jointly and severally by BC Holdings and each of its existing and future subsidiaries (other than: (i) Boise Cascade and Boise Cascade Finance Corporation and (ii) our foreign subsidiaries). Each of the co-issuers of the senior subordinated notes and each of the subsidiaries of BC Holdings that is a guarantor thereof is 100% owned by BC Holdings.

              BC Holdings is a holding company with no material assets other than the equity interests of its direct subsidiaries. In addition, the interim financial statements of BC Holdings are available to the public through BC Holdings' Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. Other than the consolidated financial statements and footnotes for Boise Cascade and the consolidating financial information, financial statements and other disclosures concerning the guarantors have not been presented because management believes that such information is not material to investors.

              Furthermore, the cancellation provisions in the Indenture related to the guarantor subsidiaries are customary, and they do not include an arrangement that permits a guarantor subsidiary to opt out of the obligation prior to or during the term of the debt. Each guarantor subsidiary is automatically released from its obligations as a guarantor upon the sale of the subsidiary or substantially all of its assets to a third party, the designation of the subsidiary as an unrestricted subsidiary for purposes of the covenants included in the Indenture, the release of the indebtedness under the Indenture, or if the issuers exercise their legal defeasance option or the discharge of their obligations in accordance with the Indenture.

              See Note 4, "Debt," for a discussion of debt transactions subsequent to September 30, 2012.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Three Months Ended September 30, 2011

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$619,952	$3,247	$—	$623,199
Intercompany	—	—	2,933	(2,933)	—
Related party	—	4,787	—	—	4,787

	—	624,739	6,180	(2,933)	627,986

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	535,365	6,624	(3,195)	538,794
Materials, labor, and other operating expenses from related party (excluding depreciation)	—	12,346	—	—	12,346
Depreciation and amortization	57	8,862	433	—	9,352
Selling and distribution expenses	—	54,632	714	—	55,346
General and administrative expenses	3,750	6,287	—	262	10,299
Other (income) expense, net	16	52	(366)	—	(298)

	3,823	617,544	7,405	(2,933)	625,839

Income (loss) from operations	(3,823)	7,195	(1,225)	—	2,147

Foreign exchange loss	(628)	(55)	(253)	—	(936)
Interest expense	(5,001)	—	—	—	(5,001)
Interest income	43	48	—	—	91

	(5,586)	(7)	(253)	—	(5,846)

Income (loss) before income taxes and equity in net income (loss) of affiliates	(9,409)	7,188	(1,478)	—	(3,699)
Income tax (provision) benefit	(56)	44	—	—	(12)

Income (loss) before equity in net income (loss) of affiliates	(9,465)	7,232	(1,478)	—	(3,711)
Equity in net income of affiliates	5,754	—	—	(5,754)	—

Net income (loss)	(3,711)	7,232	(1,478)	(5,754)	(3,711)

Other comprehensive income
Defined benefit pension plans
Amortization of actuarial loss	643	—	—	—	643
Amortization of prior service costs	44	—	—	—	44

Other comprehensive income	687	—	—	—	687

Comprehensive income (loss)	$(3,024)	$7,232	$(1,478)	$(5,754)	$(3,024)

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Three Months Ended September 30, 2012

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$755,529	$3,801	$—	$759,330
Intercompany	—	—	3,327	(3,327)	—
Related party	—	5,266	—	—	5,266

	—	760,795	7,128	(3,327)	764,596

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	635,255	7,711	(3,972)	638,994
Materials, labor, and other operating expenses from related party (excluding depreciation)	—	14,131	—	—	14,131
Depreciation and amortization	32	8,071	358	—	8,461
Selling and distribution expenses	—	61,708	864	—	62,572
General and administrative expenses	4,561	6,980	(1)	645	12,185
Other (income) expense, net	16	513	(408)	—	121

	4,609	726,658	8,524	(3,327)	736,464

Income (loss) from operations	(4,609)	34,137	(1,396)	—	28,132

Foreign exchange gain (loss)	198	(73)	103	—	228
Interest expense	(4,840)	—	—	—	(4,840)
Interest income	43	44	—	—	87

	(4,599)	(29)	103	—	(4,525)

Income (loss) before income taxes and equity in net income (loss) of affiliates	(9,208)	34,108	(1,293)	—	23,607
Income tax (provision) benefit	(109)	5	—	—	(104)

Income (loss) before equity in net income (loss) of affiliates	(9,317)	34,113	(1,293)	—	23,503
Equity in net income of affiliates	32,820	—	—	(32,820)	—

Net income (loss)	23,503	34,113	(1,293)	(32,820)	23,503

Other comprehensive income
Defined benefit pension plans
Amortization of actuarial loss	1,824	—	—	—	1,824
Amortization of prior service costs	41	—	—	—	41

Other comprehensive income	1,865	—	—	—	1,865

Comprehensive income (loss)	$25,368	$34,113	$(1,293)	$(32,820)	$25,368

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Nine Months Ended September 30, 2011

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$1,676,695	$10,342	$—	$1,687,037
Intercompany	—	—	8,118	(8,118)	—
Related party	—	13,609	—	—	13,609

	—	1,690,304	18,460	(8,118)	1,700,646

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,465,692	18,834	(8,679)	1,475,847
Materials, labor, and other operating expenses from related party (excluding depreciation)	—	31,140	—	—	31,140
Depreciation and amortization	180	25,994	1,326	—	27,500
Selling and distribution expenses	—	151,304	2,028	—	153,332
General and administrative expenses	10,549	17,346	—	561	28,456
Other (income) expense, net	61	2,876	(596)	—	2,341

	10,790	1,694,352	21,592	(8,118)	1,718,616

Loss from operations	(10,790)	(4,048)	(3,132)	—	(17,970)

Foreign exchange loss	(495)	(31)	(70)	—	(596)
Interest expense	(14,174)	—	—	—	(14,174)
Interest income	138	176	—	—	314

	(14,531)	145	(70)	—	(14,456)

Loss before income taxes and equity in net loss of affiliates	(25,321)	(3,903)	(3,202)	—	(32,426)
Income tax (provision) benefit	(164)	18	—	—	(146)

Loss before equity in net loss of affiliates	(25,485)	(3,885)	(3,202)	—	(32,572)
Equity in net loss of affiliates	(7,087)	—	—	7,087	—

Net loss	(32,572)	(3,885)	(3,202)	7,087	(32,572)

Other comprehensive income
Defined benefit pension plans
Amortization of actuarial loss	2,067	—	—	—	2,067
Amortization of prior service costs and other	159	—	—	—	159

Other comprehensive income	2,226	—	—	—	2,226

Comprehensive loss	$(30,346)	$(3,885)	$(3,202)	$7,087	$(30,346)

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Nine Months Ended September 30, 2012

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$2,060,159	$9,645	$—	$2,069,804
Intercompany	—	—	9,854	(9,854)	—
Related party	—	14,678	—	—	14,678

	—	2,074,837	19,499	(9,854)	2,084,482

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,741,777	20,242	(10,867)	1,751,152
Materials, labor, and other operating expenses from related party (excluding depreciation)	—	44,704	—	—	44,704
Depreciation and amortization	96	23,568	1,254	—	24,918
Selling and distribution expenses	—	174,458	2,396	—	176,854
General and administrative expenses	12,264	18,645	—	1,013	31,922
Other (income) expense, net	94	1,709	(1,397)	—	406

	12,454	2,004,861	22,495	(9,854)	2,029,956

Income (loss) from operations	(12,454)	69,976	(2,996)	—	54,526

Foreign exchange gain (loss)	224	(132)	33	—	125
Interest expense	(14,471)	—	—	—	(14,471)
Interest income	132	149	—	—	281

	(14,115)	17	33	—	(14,065)

Income (loss) before income taxes and equity in net income (loss) of affiliates	(26,569)	69,993	(2,963)	—	40,461
Income tax provision	(236)	(7)	—	—	(243)

Income (loss) before equity in net income (loss) of affiliates	(26,805)	69,986	(2,963)	—	40,218
Equity in net income of affiliates	67,023	—	—	(67,023)	—

Net income (loss)	40,218	69,986	(2,963)	(67,023)	40,218

Other comprehensive income
Defined benefit pension plans
Amortization of actuarial loss	5,808	—	—	—	5,808
Amortization of prior service costs	124	—	—	—	124

Other comprehensive income	5,932	—	—	—	5,932

Comprehensive income (loss)	$46,150	$69,986	$(2,963)	$(67,023)	$46,150

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$182,326	$20	$109	$—	$182,455
Receivables
Trade, less allowances	—	118,267	634	—	118,901
Related parties	935	301	—	—	1,236
Intercompany	—	56	—	(56)	—
Other	(90)	3,661	225	—	3,796
Inventories	—	278,580	5,398	—	283,978
Prepaid expenses and other	843	3,972	49	—	4,864

Total current assets	184,014	404,857	6,415	(56)	595,230

Property and equipment, net	1,259	255,117	10,080	—	266,456
Timber deposits	—	8,327	—	—	8,327
Deferred financing costs	4,962	—	—	—	4,962
Goodwill	—	12,170	—	—	12,170
Intangible assets, net	—	8,900	—	—	8,900
Other assets	20	6,765	1	—	6,786
Investments in affiliates	557,925	—	—	(557,925)	—

Total assets	$748,180	$696,136	$16,496	$(557,981)	$902,831

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011 (Continued)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$8,633	$107,336	$789	$—	$116,758
Related parties	395	747	—	—	1,142
Intercompany	—	—	56	(56)	—
Accrued liabilities
Compensation and benefits	12,104	19,816	347	—	32,267
Interest payable	3,326	—	—	—	3,326
Other	2,470	21,045	971	—	24,486

	26,928	148,944	2,163	(56)	177,979

Debt
Long-term debt	219,560	—	—	—	219,560

Other
Compensation and benefits	200,248	—	—	—	200,248
Other long-term liabilities	10,076	3,600	—	—	13,676

	210,324	3,600	—	—	213,924

Redeemable equity	8,749	—	—	—	8,749

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	482,894	—	—	—	482,894
Accumulated other comprehensive loss	(120,845)	—	—	—	(120,845)
Accumulated deficit	(79,727)	—	—	—	(79,727)
Subsidiary equity	—	543,592	14,333	(557,925)	—

Total stockholder's equity	282,619	543,592	14,333	(557,925)	282,619

Total liabilities and stockholder's equity	$748,180	$696,136	$16,496	$(557,981)	$902,831

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at September 30, 2012

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$224,281	$49	$88	$—	$224,418
Receivables
Trade, less allowances	2	169,942	2,554	—	172,498
Related parties	16	490	—	—	506
Other	(92)	4,433	346	—	4,687
Inventories	—	312,283	6,294	—	318,577
Prepaid expenses and other	2,465	5,918	74	—	8,457

Total current assets	226,672	493,115	9,356	—	729,143

Property and equipment, net	1,285	253,570	8,816	—	263,671
Timber deposits	—	6,338	—	—	6,338
Deferred financing costs	3,843	—	—	—	3,843
Goodwill	—	12,170	—	—	12,170
Intangible assets, net	—	8,900	—	—	8,900
Other assets	20	7,385	—	—	7,405
Investments in affiliates	567,293	—	—	(567,293)	—

Total assets	$799,113	$781,478	$18,172	$(567,293)	$1,031,470

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at September 30, 2012 (Continued)

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Current portion of long-term debt	$25,000	$—	$—	$—	$25,000
Accounts payable
Trade	8,907	155,793	1,053	—	165,753
Related parties	395	1,527	—	—	1,922
Accrued liabilities	—	—	—	—
Compensation and benefits	18,740	40,644	566	—	59,950
Interest payable	7,250	—	—	—	7,250
Other	2,622	28,165	829	—	31,616

	62,914	226,129	2,448	—	291,491

Debt
Long-term debt, less current portion	194,560	—	—	—	194,560

Other
Compensation and benefits	196,589	—	—	—	196,589
Other long-term liabilities	10,325	3,780	—	—	14,105

	206,914	3,780	—	—	210,694

Redeemable equity	8,515	—	—	—	8,515

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	483,125	—	—	—	483,125
Accumulated other comprehensive loss	(114,913)	—	—	—	(114,913)
Accumulated deficit	(42,299)	—	—	—	(42,299)
Subsidiary equity	—	551,569	15,724	(567,293)	—

Total stockholder's equity	326,210	551,569	15,724	(567,293)	326,210

Total liabilities and stockholder's equity	$799,113	$781,478	$18,172	$(567,293)	$1,031,470

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Nine Months Ended September 30, 2011

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net loss	$(32,572)	$(3,885)	$(3,202)	$7,087	$(32,572)
Items in net loss not using (providing) cash
Equity in net loss of affiliates	7,087	—	—	(7,087)	—
Depreciation and amortization, including deferred financing costs and other	1,798	25,994	1,326	—	29,118
Pension expense	8,933	—	—	—	8,933
Other	535	511	469	—	1,515
Decrease (increase) in working capital, net of acquisitions
Receivables	37	(45,623)	(114)	—	(45,700)
Inventories	—	(8,661)	238	—	(8,423)
Prepaid expenses and other	121	(1,281)	(61)	—	(1,221)
Accounts payable and accrued liabilities	4,124	24,010	(536)	—	27,598
Pension contributions	(10,274)	—	—	—	(10,274)
Other	(368)	275	3	—	(90)

Net cash used for operations	(20,579)	(8,660)	(1,877)	—	(31,116)

Cash provided by (used for) investment
Expenditures for property and equipment	(12)	(24,832)	(455)	—	(25,299)
Acquisitions of businesses and facilities	—	(5,782)	—	—	(5,782)
Proceeds from sales of assets	—	3,053	—	—	3,053
Other	(505)	872	(156)	—	211

Net cash used for investment	(517)	(26,689)	(611)	—	(27,817)

Cash provided by (used for) financing
Credit facility financing costs	(2,547)	—	—	—	(2,547)
Due to (from) affiliates	(37,761)	35,453	2,308	—	—

Net cash provided by (used for) financing	(40,308)	35,453	2,308	—	(2,547)

Net increase (decrease) in cash and cash equivalents	(61,404)	104	(180)	—	(61,480)
Balance at beginning of the period	264,364	16	221	—	264,601

Balance at end of the period	$202,960	$120	$41	$—	$203,121

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Nine Months Ended September 30, 2012

(unaudited)

	Boise Cascade Company (Issuer)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$40,218	$69,986	$(2,963)	$(67,023)	$40,218
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(67,023)	—	—	67,023	—
Depreciation and amortization, including deferred financing costs and other	1,910	23,568	1,254	—	26,732
Pension expense	9,398	—	—	—	9,398
Other	(46)	(139)	(315)	—	(500)
Decrease (increase) in working capital, net of acquisitions
Receivables	952	(52,580)	(1,624)	(56)	(53,308)
Inventories	—	(33,703)	(896)	—	(34,599)
Prepaid expenses and other	(9)	(1,938)	(26)	—	(1,973)
Accounts payable and accrued liabilities	6,047	75,948	282	56	82,333
Pension contributions	(8,181)	—	—	—	(8,181)
Other	4,105	642	5	—	4,752

Net cash provided by (used for) operations	(12,629)	81,784	(4,283)	—	64,872

Cash provided by (used for) investment
Expenditures for property and equipment	(28)	(17,563)	(91)	—	(17,682)
Acquisitions of businesses and facilities	—	(2,355)	—	—	(2,355)
Proceeds from sales of assets	—	171	—	—	171
Other	(3)	1	(1)	—	(3)

Net cash used for investment	(31)	(19,746)	(92)	—	(19,869)

Cash provided by (used for) financing
Distributions to member	(2,790)	—	—	—	(2,790)
Credit facility financing costs	(250)	—	—	—	(250)
Due to (from) affiliates	57,655	(62,009)	4,354	—	—

Net cash provided by (used for) financing	54,615	(62,009)	4,354	—	(3,040)

Net increase (decrease) in cash and cash equivalents	41,955	29	(21)	—	41,963
Balance at beginning of the period	182,326	20	109	—	182,455

Balance at end of the period	$224,281	$49	$88	$—	$224,418

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

11. Pro Forma Information (unaudited)

              Since our inception in October 2004, we have operated as a limited liability company. The unaudited pro forma financial information assumes we operated as a corporation during the nine months ended September 30, 2012, and reflects the following adjustments to give pro forma effect for the anticipated initial public offering of common stock (the Offering) and to the distributions described below.

Statement of Operations

              The pro forma results of our being treated as a corporation had no impact on net income for the pro forma nine months ended September 30, 2012, primarily as a result of placing a full valuation allowance on the tax benefits associated with 2011 net operating losses and other net deferred tax assets (mostly attributable to our three-year historical cumulative losses and below historical average, although slightly improved, housing starts). The pretax income for the nine months ended September 30, 2012 would not have resulted in an adjustment to our income tax provision due to the utilization of the net operating losses carried forward from 2011. In addition, due to its non-recurring nature, the pro forma information does not reflect the recognition of a net deferred tax liability of approximately $4.0 million, net of deferred tax assets and related valuation allowances, related to our tax status conversion from a limited liability company to a corporation. Therefore, we have not presented any adjustments to the pro forma tax provision. A reconciliation of the pro forma tax provision and the reported tax provision is as follows (dollars in thousands):

Nine Months Ended September 30 2012
Income before income taxes	$40,461
Statutory U.S. income tax rate	35.0%
Statutory tax provision	$14,161
State taxes	1,165
Nondeductible costs	306
Valuation allowance	(15,389)

Tax provision—pro forma	243

Tax provision—reported	243

Tax provision—pro forma adjustment	$—

Pro forma effective income tax rate	0.6%

              Pro forma weighted average common shares outstanding has been computed to give effect to the cash distributions to BC Holdings of $228.3 million during the year ended December 31, 2012. The shares deemed to be outstanding gives effect to the number of shares, based upon the initial public offering price of $21.00, whose proceeds would be necessary to pay the distributions to the extent that the distribution exceeds net income of $26.4 million during the twelve months ended September 30, 2012.

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

11. Pro Forma Information (unaudited) (Continued)

Balance Sheet

              In December 2012, we made a distribution to BC Holdings. The September 30, 2012 pro forma consolidated balance sheet reflects the distribution to BC Holdings of $225.0 million with a corresponding accrual.

              Our pro forma consolidated balance sheet as of September 30, 2012 assumes our tax status conversion from a limited liability company to a corporation was effective on September 30, 2012 and, therefore, reflects the recognition of a net deferred tax liability of $4.0 million, net of deferred tax assets and related valuation allowances.

12. Subsequent Events

              On February 4, 2013, we converted to a Delaware corporation from a Delaware limited liability company, by filing a certificate of conversion in Delaware. The common stock authorized and outstanding, par values, net income per share amounts, and other per share disclosures for all periods presented have been adjusted to reflect the impact of this conversion. No shares were dilutive or antidilutive in any period presented.

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2012	2011	2012
	(thousands, except for per share data)
Net income (loss)	$(3,711)	$23,503	$(32,572)	$40,218
Weighted average number of common shares for basic net income (loss) per common share	29,700	29,700	29,700	29,700
Inceremental effect of dilutive common stock equivalents	—	—	—	—

Weighted average number of common shares for diluted net income (loss) per common share	29,700	29,700	29,700	29,700

Net income (loss) per common share:
Basic	$(0.12)	$0.79	$(1.10)	$1.35

Diluted	$(0.12)	$0.79	$(1.10)	$1.35

              On December 28 and 31, 2012, we distributed a total of $225.0 million to BC Holdings. Our Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with the minimum Availability requirements and having a fixed charged coverage ratio of 1:1 on a pro forma basis.

              On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our revolving credit facility. The consent and amendment provided consent to the Offering and certain transactions undertaken in connection with the Offering, including the $225 million cash distribution to BC Holdings and our conversion to a corporation prior to the Offering. As a condition to such consent and amendment and pursuant to a related General Continuing Guaranty, BC Holdings agreed to become a guarantor under the Revolving Credit Facility until such time as we have received net proceeds of at least $115 million from the sale of our common stock, including proceeds from the Offering, or we have received at least $115 million in the form of an

Boise Cascade Company

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

12. Subsequent Events (Continued)

equity investment. Prior to the Offering, the lenders have consented to the distribution by BC Holdings of up to $110 million to its equityholders. Following consummation of the Offering, BC Holdings will be released from its guaranty under the Revolving Credit Facility and therefore will not be subject to contractual restrictions on making dividends.

              On December 20, 2012, we repaid $25.0 million under the Revolving Credit Facility. See Note 4, "Debt," for a discussion of other debt transactions subsequent to September 30, 2012.

The Board of Directors and Stockholder
Boise Cascade Company:

 Report of Independent Registered Public Accounting Firm

              We have audited the accompanying consolidated balance sheets of Boise Cascade Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Boise, Idaho
November 15, 2012, except as to
Note 18, which is as of February 4, 2013.

Boise Cascade Company

Consolidated Statements of Operations

	Year Ended December 31
	2009	2010	2011
	(thousands, except per share data)
Sales
Trade	$1,935,353	$2,215,332	$2,229,325
Related parties	37,897	25,259	18,763

	1,973,250	2,240,591	2,248,088

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	1,757,068	1,947,362	1,952,619
Materials, labor, and other operating expenses from related parties (excluding depreciation)	29,915	33,613	40,058
Depreciation and amortization	40,874	34,899	37,022
Selling and distribution expenses	190,431	202,464	204,998
General and administrative expenses	27,400	38,463	37,242
General and administrative expenses from related party	10,169	1,576	—
Other (income) expense, net	842	(4,624)	3,195

	2,056,699	2,253,753	2,275,134

Loss from operations	(83,449)	(13,162)	(27,046)

Foreign exchange gain (loss)	1,025	352	(497)
Change in fair value of contingent value rights	194	—	—
Gain on repurchase of long-term debt	6,026	28	—
Interest expense	(22,520)	(21,005)	(18,987)
Interest income	886	790	407

	(14,389)	(19,835)	(19,077)

Loss before income taxes	(97,838)	(32,997)	(46,123)
Income tax provision	(660)	(300)	(240)

Net loss	$(98,498)	$(33,297)	$(46,363)

Net income (loss) per common share:
Basic and diluted	$(3.32)	$(1.12)	$(1.56)

Weighted average shares outstanding:
Basic and diluted	29,700	29,700	29,700
Pro forma net loss per share (Note 17, unaudited)			$(1.18)

Pro forma weighted average shares outstanding (Note 17, unaudited)			39,311

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31
	2009	2010	2011
	(thousands)
Net loss	$(98,498)	$(33,297)	$(46,363)
Other comprehensive income (loss)
Defined benefit pension plans
Net actuarial gain (loss)	44,099	(4,027)	(83,528)
Amount of actuarial (gain) loss	(378)	556	2,703
Amortization of prior service costs and other	181	178	175

Other comprehensive income (loss)	43,902	(3,293)	(80,650)

Comprehensive loss	$(54,596)	$(36,590)	$(127,013)

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets

	December 31
	2010	2011
	(thousands)
ASSETS
Current
Cash and cash equivalents	$264,601	$182,455
Receivables
Trade, less allowances of $2,492 and $2,142	102,906	118,901
Related parties	297	1,236
Other	4,571	3,796
Inventories	261,202	283,978
Prepaid expenses and other	3,808	4,864

	637,385	595,230

Property
Property and equipment, net	273,569	266,456
Timber deposits	10,588	8,327

	284,157	274,783

Deferred financing costs	3,626	4,962
Goodwill	12,170	12,170
Intangible assets, net	8,906	8,900
Other assets	5,989	6,786

Total assets	$952,233	$902,831

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets (Continued)

	December 31
	2010	2011
	(thousands, except for per share data)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$112,414	$116,758
Related parties	394	1,142
Accrued liabilities
Compensation and benefits	39,827	32,267
Interest payable	3,291	3,326
Other	22,530	24,486

	178,456	177,979

Debt
Long-term debt	219,560	219,560

Other
Compensation and benefits	121,709	200,248
Other long-term liabilities	14,116	13,676

	135,825	213,924

Redeemable equity	9,299	8,749

Commitments and contingent liabilities
Stockholder's equity
Preferred stock, $0.01 par value per share; 50,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 300,000 shares authorized, 29,700 shares issued and outstanding	297	297
Additional paid-in capital	482,355	482,894
Accumulated other comprehensive loss	(40,195)	(120,845)
Accumulated deficit	(33,364)	(79,727)

Total stockholder's equity	409,093	282,619

Total liabilities and stockholder's equity	$952,233	$902,831

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Cash Flows

	Year Ended December 31
	2009	2010	2011
	(thousands)
Cash provided by (used for) operations
Net loss	$(98,498)	$(33,297)	$(46,363)
Items in net loss not using (providing) cash
Depreciation and amortization, including deferred financing costs and other	43,679	37,674	39,232
Pension expense	12,315	7,449	11,368
Management equity units expense	2,736	1,625	—
Gain on repurchase of long-term debt	(6,026)	(28)	—
Other	728	(343)	2,220
Decrease (increase) in working capital, net of acquisitions
Receivables	(17,250)	(6,338)	(15,675)
Inventories	47,086	(28,428)	(20,899)
Prepaid expenses and other	(569)	(300)	(72)
Accounts payable and accrued liabilities	11,441	32,419	1,878
Pension contributions	(28,385)	(3,873)	(13,621)
Other	(2,480)	3,727	(1,049)

Net cash provided by (used for) operations	(35,223)	10,287	(42,981)

Cash provided by (used for) investment
Expenditures for property and equipment	(16,806)	(35,751)	(33,537)
Acquisitions of businesses and facilities	(4,598)	—	(5,782)
Proceeds from sale of assets	467	1,254	3,126
Other	637	(956)	(424)

Net cash used for investment	(20,300)	(35,453)	(36,617)

Cash provided by (used for) financing
Credit facility financing costs	—	—	(2,548)
Issuances of long-term debt	60,000	45,000	—
Payments of long-term debt	(65,627)	(128,451)	—
Proceeds from Boise Cascade Holdings, L.L.C., for sale of shares of Boise Inc.	83,172	86,117	—
Tax distributions to Boise Cascade Holdings, L.L.C.	(10,705)	—	—
Other	(18)	—	—

Net cash provided by (used for) financing	66,822	2,666	(2,548)

Net increase (decrease) in cash and cash equivalents	11,299	(22,500)	(82,146)
Balance at beginning of the period	275,802	287,101	264,601

Balance at end of the period	$287,101	$264,601	$182,455

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Stockholder's Equity

	Stockholder's Equity
	Common Stock			Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)
			Additional Paid-In Capital
	Shares	Amount				Total
	(thousands)
Balance at December 31, 2008	29,700	$297	$311,773	$(80,804)	$98,106	$329,372

Comprehensive loss:
Net loss					(98,498)	(98,498)
Other comprehensive income				43,902		43,902
Transfer of proceeds from Boise Cascade Holdings, L.L.C. for sale of Boise Inc. shares			83,172			83,172
Tax distributions to Boise Cascade Holdings, L.L.C.					325	325
Allocation of redeemable equity to stockholder's equity			340			340
Transfer of Boise Inc. shares for contingent value rights settlement			313			313
Other			359			359

Balance at December 31, 2009	29,700	$297	$395,957	$(36,902)	$(67)	$359,285

Comprehensive loss:
Net loss					(33,297)	(33,297)
Other comprehensive loss				(3,293)		(3,293)
Transfer of proceeds from Boise Cascade Holdings, L.L.C. for sale of Boise Inc. shares			86,123			86,123
Other			275			275

Balance at December 31, 2010	29,700	$297	$482,355	$(40,195)	$(33,364)	$409,093

Comprehensive loss:
Net loss					(46,363)	(46,363)
Other comprehensive loss				(80,650)		(80,650)
Allocation of redeemable equity to stockholder's equity			550			550
Other			(11)			(11)

Balance at December 31, 2011	29,700	$297	$482,894	$(120,845)	$(79,727)	$282,619

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

Nature of Operations

              We are a building products company headquartered in Boise, Idaho. Our operations began on October 29, 2004 (inception), when we acquired the forest products and paper assets of OfficeMax (the Forest Products Acquisition). As used in these consolidated financial statements, the terms "Boise Cascade," "we," and "our" refer to Boise Cascade, L.L.C. and its consolidated subsidiaries prior to our conversion to a Delaware corporation, and to Boise Cascade Company and its consolidated subsidiaries on or after such conversion, as discussed in Note 18, "Subsequent Events." Boise Cascade is 100% owned by Boise Cascade Holdings, L.L.C. (BC Holdings). We are a leading U.S. wholesale distributor of building products and one of the largest producers of engineered wood products (EWP) and plywood in North America.

              We operate our business using three reportable segments: (1) Building Materials Distribution, which is a wholesale distributor of building materials, (2) Wood Products, which manufactures and sells EWP, plywood, particleboard, dimension lumber, and high-quality ponderosa pine lumber, and (3) Corporate and Other, which includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. For more information, see Note 14, "Segment Information."

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

1. Nature of Operations and Basis of Presentation (Continued)

              The following sets forth our corporate structure and equity ownership at December 31, 2011 (based on voting power):

Basis of Presentation and Comparability of Data

              In connection with the sale of our Paper and Packaging & Newsprint assets in 2008, we received $1,277.2 million of cash consideration, a $41 million paid-in-kind promissory note receivable, and $285.2 million of net stock consideration. Immediately following the sale, we distributed the securities received in the transaction to BC Holdings as the securities were not subject to the collateral liens of the bank credit facility of the company then in effect. However, the cash and securities received in the transaction were subject to the covenants of the company's subordinated note indenture in effect at the time of the distribution and the guaranty provided by BC Holdings. As a result of receiving stock in Boise Inc., BC Holdings had a significant indirect financial interest in the results of the sold businesses. The equity interest BC Holdings owned in Boise Inc. and the related-party transactions we had with Boise Inc. after the sale represented a significant continuing involvement. In 2008, BC Holdings sold the paid-in-kind promissory note receivable for $52.7 million after selling expenses and transferred the net proceeds to us. In 2009 and 2010, BC Holdings sold 18.8 million and 18.3 million

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

1. Nature of Operations and Basis of Presentation (Continued)

shares of Boise Inc. and transferred the net proceeds of $83.2 million and $86.1 million to us. The cash received as a reinvestment in us by BC Holdings was reflected in our Consolidated Statements of Cash Flows. We used the cash received from BC Holdings in 2008, 2009, and 2010 to repay senior debt and for capital spending in accordance with the asset sale covenant of our subordinated note indenture. The 18.3 million shares sold in 2010 represented BC Holdings' remaining investment in Boise Inc. Because of the disposition, Boise Inc. is no longer a related party. The related-party activity with Boise Inc. included in the Consolidated Financial Statements includes only those sales and costs and expenses transacted prior to March 2010, when Boise Inc. was a related party. As a result, beginning in March 2010, transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) (discussed in Note 4, "Transactions With Related Parties") represent the only remaining significant related-party activity recorded in our consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of Consolidation

              The consolidated financial statements include the accounts of Boise Cascade and its subsidiaries. Intercompany balances and transactions have been eliminated.

Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets; legal contingencies; guarantee obligations; indemnifications; assumptions used in retirement benefits; and vendor and customer rebates, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Revenue Recognition

              We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board (fob) shipping point. For sales transactions designated fob destination, revenue is recorded when the product is delivered to the customer's delivery site. Fees for shipping and handling charged to customers for sales transactions are included in "Sales." For our Wood Products

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

segment, costs related to shipping and handling are included in "Materials, labor, and other operating expenses (excluding depreciation)." For our Building Materials Distribution segment, costs related to shipping and handling of $73.8 million, $77.9 million, and $79.9 million are included in "Selling and distribution expenses" for the years ended December 31, 2009, 2010, and 2011, respectively. In our Building Materials Distribution segment, our activities relate to the purchase and resale of finished product, and excluding shipping and handling costs from "Materials, labor and other operating expenses (excluding depreciation)" provides us a clearer view of our operating performance and the effectiveness of our sales and purchasing functions. In our Wood Products segment, we view our shipping and handling costs as a cost of the manufacturing process and the movement of product to our end customers.

Cash and Cash Equivalents

              Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase. At December 31, 2010 and 2011, the majority of our cash and cash equivalents were invested in money market funds that are broadly diversified and invest in high-quality, short-duration securities, including commercial paper, certificates of deposit, U.S. government agency securities, and similar instruments. We have significant amounts of cash and cash equivalents that are in excess of federally insured limits. Though we have not experienced any losses on our cash and cash equivalents to date and we do not anticipate incurring any losses, we cannot be assured that we will not experience losses on our short-term investments.

Trade Accounts Receivables and Allowance for Doubtful Accounts

              Trade accounts receivable are stated at the amount we expect to collect. Trade accounts receivable do not bear interest. We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to meet their financial obligations to us. At December 31, 2010 and 2011, we had $2.5 million and $2.1 million, respectively, recorded as allowances for doubtful accounts. In determining the amount of the reserve, we consider our historical level of credit losses, customer concentrations, current economic trends, and changes in customer creditworthiness. Our sales are principally to customers in the building products industry located in the United States and Canada. A significant portion of our sales are concentrated with a relatively small number of customers. In 2011, our top ten customers represented approximately 27% of sales. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of significant customers based on ongoing credit evaluations. At both December 31, 2010 and 2011, the receivables from a single customer accounted for approximately 14% of total receivables. No other customer accounted for 10% or more of total receivables. Adjustments to the valuation allowance are charged to income. Trade accounts receivable balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

              The significant decline in new residential construction in the U.S. and disruptions in the capital markets have affected the ability of our customers and our customers' customers to fund their operations, which makes it difficult for us to estimate future credit losses. Our actual future losses from uncollectible accounts may differ materially from our current estimates. As additional information becomes known, we may change our estimates. In the event we determine that a change in the reserve

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

is appropriate, we will record a charge to "Selling and distribution expenses" in our Consolidated Statements of Operations in the period we make such a determination.

Fair Value

              Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy under U.S. generally accepted accounting principles (GAAP) gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly (Level 2). If quoted prices for identical or similar assets are not available or are unobservable, we may use internally developed valuation models, whose inputs include bid prices and third-party valuations utilizing underlying asset assumptions (Level 3).

              As of December 31, 2010 and 2011, we held $247.4 million and $164.6 million, respectively, in money market funds that are measured at fair value on a recurring basis using Level 1 inputs. See Note 11, "Retirement and Benefit Plans", for the fair value measurements of our defined benefit plans' assets.

Financial Instruments

              Our financial instruments are cash, accounts receivable, accounts payable, and long-term debt. Our cash is recorded at cost, which approximates fair value. The recorded values of accounts receivable and accounts payable approximate fair values based on their short-term nature. Our debt is predominately fixed-rate. At December 31, 2011, the book value of our fixed-rate debt was $219.6 million, and the fair value was estimated to be $218.1 million. The difference between the book value and the fair value is derived from the difference between the period-end market interest rate and the stated rate of our fixed-rate, long-term debt. We estimated the fair value based on quoted market prices for our debt.

              We are exposed to financial risks such as changes in interest rates, foreign currency exchange rates, and commodity price risk. We employ a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. At December 31, 2010 and 2011, we had no derivative instruments.

Vendor and Customer Rebates and Allowances

              We receive rebates and allowances from our vendors under a number of different programs, including vendor marketing programs. At December 31, 2010 and 2011, we had $3.1 million and $2.8 million, respectively, of vendor rebates and allowances recorded in "Receivables, Other" on the Consolidated Balance Sheets. Rebates and allowances received from our vendors are recognized as a reduction of "Materials, labor, and other operating expenses (excluding depreciation)" when the product is sold, unless the rebates and allowances are linked to a specific incremental cost to sell a vendor's product. Amounts received from vendors that are linked to specific selling and distribution expenses are recognized as a reduction of "Selling and distribution expenses" in the period the expense is incurred.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

              We also provide rebates to our customers and our customers' customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates are recorded as a decrease in "Sales, Trade." At December 31, 2010 and 2011, we had $13.3 million and $15.6 million, respectively, of rebates payable to our customers recorded in "Accrued liabilities, Other" on our Consolidated Balance Sheets.

Foreign Currency

              The functional currency for our operations outside the United States is the U.S. dollar. Nonmonetary assets and liabilities and related depreciation and amortization for these foreign operations are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates as of the Consolidated Balance Sheet date. Revenue and expense items are remeasured into U.S. dollars using an average exchange rate prevailing during the year.

Leases

              We assess lease classification as either capital or operating at lease inception or upon modification. We lease a portion of our distribution centers as well as other property and equipment under operating leases. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options ranging from two to five years, with fixed payment terms similar to those in the original lease agreements. For purposes of determining straight-line rent expense, the lease term is calculated from the date we first take possession of the facility, including any periods of free rent and any renewal option periods we are reasonably assured of exercising.

Inventory Valuation

              Inventories are valued at the lower of cost or market. Cost is based on the first-in, first-out (FIFO) method of inventory valuation or average cost, which approximates the FIFO method. Manufactured inventories include costs for materials, labor, and factory overhead. Log inventories include costs to harvest and deliver the timber.

              Inventories include the following (work in process is not material):

	December 31, 2010	December 31, 2011
	(thousands)
Finished goods and work in process	$210,547	$223,605
Logs	33,816	41,243
Other raw materials and supplies	16,839	19,130

	$261,202	$283,978

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment

              Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For the years ended December 31, 2009, 2010, and 2011, we did not capitalize any interest. We expense all repair and maintenance costs as incurred. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income (loss). We use the straight-line method of depreciation.

              Property and equipment consisted of the following asset classes with the following general range of estimated useful lives:

	December 31, 2010	December 31, 2011	General Range of Estimated Useful Lives in Years
Land	36,795	35,469	N/A
Buildings	85,977	84,510	20-40
Improvements	26,975	32,645	10-15
Office equipment & vehicles	67,230	74,349	3-7
Machinery and equipment	229,636	253,933	7-12
Construction in progress	17,523	5,812	N/A

	464,136	486,718
Less accumulated depreciation	(190,567)	(220,262)	N/A

	$273,569	$266,456

Timber Deposits

              We are a party to a number of long-term log and fiber supply agreements. At December 31, 2011, our total obligation for log and fiber purchases under contracts with third parties was approximately $230 million based on fixed contract pricing or first quarter 2012 pricing for variable contracts. Under most of these log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

Long-Lived Asset Impairment

              We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment of long-lived assets exists when the carrying value is not recoverable through future undiscounted cash flows from operations and when the carrying value of an asset or asset group exceeds its fair value.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

              During fiscal 2011, long-lived assets with a net carrying amount of $2.5 million were written down to their fair value of $0.5 million, resulting in an impairment charge of $2.0 million. These impairment charges were measured at fair value using Level 3 inputs, including discounted cash flows and appraisals.

Goodwill

              We maintain two reporting units for purposes of our goodwill impairment testing, Building Materials Distribution and Wood Products, which are the same as our operating segments discussed in Note 14, "Segment Information." We test the goodwill in each of our reporting units for impairment annually and when events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. We completed our annual assessment in fourth quarter 2011 and determined that there was no impairment. See Note 8, "Goodwill and Intangible Assets," for additional information.

Asset Retirement Obligations

              We accrue for asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

              At December 31, 2010 and 2011, we had $0.4 million and $0.2 million, respectively, of asset retirement obligations recorded in "Other, Other long-term liabilities" on our Consolidated Balance Sheets. At December 31, 2011, these liabilities related primarily to landfill closure costs. The liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. We do not have any assets legally restricted for purposes of settling asset retirement obligations.

              We have additional asset retirement obligations with indeterminate settlement dates. The fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate the settlement dates of the obligations. These asset retirement obligations include, for example, (i) removal and disposal of potentially hazardous materials on equipment and/or an operating facility if the equipment and/or facility were to undergo major maintenance, renovation, or demolition; (ii) wastewater treatment ponds that may be required to be drained and/or cleaned if the related operating facility is closed; and (iii) storage sites or owned facilities for which removal and/or disposal of chemicals and other related materials are required if the operating facility is closed. We will recognize a liability in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

Pension and Other Postretirement Benefits

              We record pension and postretirement net periodic benefit costs and liabilities in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits. Several estimates and assumptions are required to record these costs and liabilities, including discount rates, expected return on plan assets, expected rate of compensation increases, retirement and mortality rates, expected contributions, and other factors. We

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

review and update these assumptions annually unless a plan curtailment or other event occurs requiring that we update the estimates on an interim basis. See Note 11, "Retirement and Benefit Plans," for additional information related to our pension and other postretirement benefit plans. While we believe that the assumptions used to measure our pension and other postretirement obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension and other postretirement obligations and future expense.

Deferred Software Costs

              We defer internal-use software costs that benefit future years. These costs are amortized using the straight-line method over the expected life of the software, typically three to five years. "Other assets" in the Consolidated Balance Sheets includes $3.5 million and $4.6 million of deferred software costs at December 31, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010, and 2011, amortization of deferred software costs was $0.6 million, $0.8 million, and $1.0 million, respectively.

Taxes Collected

              We present taxes collected from customers and remitted to governmental authorities on a net basis in our Consolidated Statements of Operations.

Labor Concentration and Unions

              As of December 31, 2011, we had approximately 4,280 employees. Approximately 32% of these employees work pursuant to collective bargaining agreements. As of December 31, 2011, we had ten collective bargaining agreements, of which five were up for renewal in 2012 and one agreement, covering 99 employees at our AllJoist facility in Canada, expired on December 31, 2011. We are continuing to work under the expired contract, pending negotiations. Negotiations related to this expired contract are ongoing. We do not expect material increases in our costs or work interruptions during the course of the negotiations. Nevertheless, if our expectations are not accurate, we could experience a material labor disruption or significantly increased labor costs at the AllJoist facility, which could prevent us from meeting customer demand or reduce our sales and profitability. On August 22, 2012, we reached agreement on a four-year contract covering four Wood Products manufacturing facilities and one Building Materials Distribution location in the Pacific Northwest. The new agreements covering 623 current employees expire on May 31, 2016. We do not have any other labor negotiations scheduled for 2012.

Self-insurance

              We are self-insured for certain losses related to workers' compensation and medical claims as well as general and auto liability. The expected ultimate cost for claims incurred are recognized as liabilities in the Consolidated Balance Sheets and are estimated based principally on an analysis of historical claims data and estimates of claims incurred but not reported. Losses are accrued and charged to operations when it is probable that a loss has been incurred and the amount can be reasonably estimated. We maintain third-party stop-loss insurance policies to cover these liability costs in excess of predetermined retained amounts, with the exception of medical claims, which are fully retained by us. Costs related to the administration of the plans and related claims are expensed as

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

incurred. At December 31, 2010 and 2011, self-insurance related liabilities of $5.6 million and $5.9 million were classified within "Accrued liabilities, Compensation and benefits," $1.5 million and $1.7 million were classified within "Accrued liabilities, Other," and $9.9 million and $9.7 million were classified within "Other long-term liabilities" on our Consolidated Balance Sheets, respectively.

New and Recently Adopted Accounting Standards

              In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which gives entities the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

              In September 2011, the FASB issued Accounting Standards Update (ASU) 2011-09, Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan, which increases the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension or other postretirement benefits. The objective is to enhance transparency about significant multiemployer plans in which an employer participates, the level of the employer's participation in those plans, the financial health of the plans, and the nature of the employer's commitments to the plans. ASU 2011-09 was effective for us as of December 31, 2011, but the adoption of this guidance did not have a material impact on our consolidated financial statements and associated disclosures.

              In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. We adopted the provisions of this guidance January 1, 2012, and it had no effect on our financial position and results of operations.

              In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of equity, among other amendments. Instead, the company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. On December 23, 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the ASU 2011-05 requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This requirement is being further deliberated by the FASB. We adopted this guidance retrospectively as of January 1, 2012, by adding the Consolidated Statements of Comprehensive Income (Loss) to our consolidated financial statements.

              In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). This ASU was issued to provide largely identical guidance about fair value measurement and disclosure requirements for entities that disclose the fair value of an asset, a liability, or an instrument classified in shareholders' equity in their consolidated financial statements as that provided in the International Accounting Standards Board's new IFRS 13, Fair Value Measurement. This ASU does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under GAAP. This guidance is to be applied prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that results from applying the ASU to quantify the total effect, if practicable. The adoption of this guidance did not have a material impact on our financial statement disclosures.

              There were no other accounting standards recently issued that had or are expected to have a material impact on our consolidated financial statements and associated disclosures.

Reclassifications

              Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation, none of which were considered material.

3. Outsourcing Services Agreement

              Under an Outsourcing Services Agreement, Boise Inc. provides a number of corporate staff services to us at cost. These services include information technology, accounting, and human resource transactional services. The agreement, as extended, expires on February 22, 2014. The agreement automatically renews for successive one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the expiration date. The Outsourcing Services Agreement gives us (but not Boise Inc.) the right to terminate all or any portion of the services provided to us on 30 days' notice. Total expenses incurred under the Outsourcing Services Agreement, including both related party and nonrelated party, were $14.9 million, $14.4 million, and $14.7 million for the years ended December 31, 2009, 2010, and 2011, respectively. The majority of these expenses are recorded in "General and administrative expenses" in our Consolidated Statements of Operations or "General and administrative expenses from related party" for the period Boise Inc. was a related party. See Note 4, "Transactions With Related Parties," for more information.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

4. Transactions With Related Parties

              In early March 2010, BC Holdings sold its remaining investment in Boise Inc. and because of the disposition, Boise Inc. is no longer a related party. The 2010 related-party activity with Boise Inc. in the consolidated financial statements includes only those sales and costs and expenses transacted prior to March 2010, when Boise Inc. was a related party. Beginning in March 2010, transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) represent the only significant related-party activity recorded in our consolidated financial statements. LTP is an unconsolidated variable-interest entity that is 50% owned by us, and 50% owned by Boise Inc. LTP procures sawtimber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of Boise Inc. and Boise Cascade. We are not the primary beneficiary of LTP, as we do not have power to direct the activities that most significantly affect the economic performance of LTP. Accordingly, we do not consolidate LTP's results in our financial statements.

Sales

              Related-party sales to LTP from our Wood Products segment in our Consolidated Statements of Operations were $16.4 million, $20.4 million, and $18.8 million during the years ended December 31, 2009, 2010, and 2011 respectively. We also recorded $21.5 million and $4.9 million of related-party sales to Boise Inc. (for the period they were a related party) during the years ended December 31, 2009 and 2010, respectively. These pulpwood and chip sales were made at prices designed to approximate market.

Costs and Expenses

              Related-party fiber purchases from LTP were $25.5 million, $33.0 million, and $40.1 million during the years ended December 31, 2009, 2010, and 2011, respectively. During the years ended December 31, 2009 and 2010, we also recorded $2.3 million and $0.3 million, respectively, of related-party expenses for transportation services from Boise Inc. (for the period they were a related party). We purchased the fiber and transportation services at prices designed to approximate market. These costs are recorded in "Materials, labor, and other operating expenses from related parties (excluding depreciation)" in our Consolidated Statements of Operations.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

4. Transactions With Related Parties (Continued)

              During the years ended December 31, 2009 and 2010, we recorded the following expenses from the Outsourcing Services Agreement as related-party expenses in our Consolidated Statements of Operations. As mentioned above, after we sold our remaining investment in Boise Inc. in March 2010, expenses incurred under the Outsourcing Services Agreement were no longer related-party and are not included in the table below.

	Year Ended December 31
	2009	2010
	(thousands)
Materials, labor, and other operating expenses from related parties (excluding depreciation)	$2,099	$332
Selling and distribution expenses	2,670	456
General and administrative expenses from related party	10,169	1,576

	$14,938	$2,364

Tax Distributions

              We make cash distributions to permit the members of BC Holdings and affiliates to pay income taxes. For information on our tax distributions see Note 7, "Income Taxes."

5. Other (Income) Expense

              Other (income) expense includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Consolidated Statements of Operations are as follows:

	Year Ended December 31
	2009	2010	2011
	(thousands)
Facility closure and curtailments(a)	$3,184	$—	$1,292
Litigation settlement(b)	—	(4,613)	—
Changes in pension plans (See Note 11)	(747)	—	—
Other, net(c)	(1,595)	(11)	1,903

	$842	$(4,624)	$3,195

(a)
In 2009, we closed the lumber manufacturing facility in La Grande, Oregon, and recorded $3.1 million of expense in "Other (income) expense, net," $5.2 million of accelerated depreciation in "Depreciation and amortization," and $0.6 million of expenses in "Materials, labor, and other operating expenses (excluding depreciation)" in our Consolidated Statement of Operations.

In 2011, we permanently closed a laminated beam manufacturing plant in Emmett, Idaho.

(b)
In 2010, we recorded $4.6 million of income for cash received from a litigation settlement related to vendor product pricing.

(c)
In 2011, we recorded noncash asset write-downs of $2.0 million.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

6. Leases

              Rental expense for operating leases was $13.1 million, $14.2 million, and $14.5 million for the years ended December 31, 2009, 2010, and 2011. Sublease rental income was not material in any of the periods presented.

              As of December 31, 2011, our minimum lease payment requirements for noncancelable operating leases with remaining terms of more than one year are as follows (in thousands):

2012	$12,086
2013	11,703
2014	10,980
2015	10,294
2016	8,441
Thereafter	41,444

Total	$94,948

              These future minimum lease payment requirements have not been reduced by sublease rentals due in the future under noncancelable subleases. Minimum sublease income expected to be received in the future is not material.

7. Income Taxes

Tax Distributions

              We are a limited liability company and the majority of our businesses and assets are held and operated by limited liability companies. We are not subject to entity-level federal or state income taxation. The income taxes with respect to these operations are payable by BC Holdings' equityholders in accordance with their respective ownership percentages. We make cash distributions to BC Holdings to permit the members of BC Holdings and affiliates to pay these taxes. For the year ended December 31, 2009, we made $10.7 million of cash distributions to BC Holdings, of which $8.1 million was paid to Forest Products Holdings, L.L.C. (FPH). During 2009, FPH in turn paid $5.2 million to Madison Dearborn Partners (MDP), BC Holdings' equity sponsor, and $2.9 million to management investors. During 2009, BC Holdings also paid $2.6 million to OfficeMax to fund their tax obligations related to their investments in BC Holdings. In 2010 and 2011, we did not make any cash tax distributions. Both our senior credit facilities and the indenture governing our senior subordinated notes permit these distributions.

Income Tax (Provision) Benefit

              Our income tax provision generally consists of income taxes payable to states that do not allow for the income tax liability to be passed through to our equityholders, as well as income taxes payable by our separate subsidiaries that are taxed as corporations. For the years ended December 31, 2009, 2010, and 2011, income tax expense was $0.7 million, $0.3 million, and $0.2 million, respectively.

              At December 31, 2010 and 2011, our tax basis was $84.9 million and $167.5 million, respectively, higher than the reported amount of net assets recorded on our Consolidated Balance Sheets. In 2010 and 2011, the difference related primarily to changes in pension obligations.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

7. Income Taxes (Continued)

              Boise Cascade Wood Products Holdings Corp., a wholly owned, fully consolidated operating entity, has an investment in foreign subsidiaries. At December 31, 2010 and 2011, the foreign subsidiaries had $17.9 million and $13.6 million, respectively, of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance. In addition, at both December 31, 2010 and 2011, Boise Cascade Wood Products Holdings Corp. had $16.0 million of deferred tax assets related to the capital loss carryforward from the sale of our subsidiaries in Brazil and the United Kingdom. The capital loss carryforward was fully offset by a valuation allowance, because it is more likely than not that we will not be able to utilize the capital loss carryforward before it expires in 2013.

              In 2009, 2010, and 2011, we paid $0.4 million, $0.2 million, and $0.3 million, respectively, of income taxes, net of other refunds received.

Income Tax Uncertainties

              BC Holdings, or one of its subsidiaries, files federal income tax returns in the U.S. and Canada and various state and foreign income tax returns in the major state jurisdictions of Alabama, California, Idaho, Oregon, Texas, and Washington. We are subject to tax examinations from 2008 to present.

              We recognize tax liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available or as new uncertainties occur. In third quarter 2007, the Canadian Revenue Agency began an audit of Boise AllJoist for tax years 2005 and 2006, which is now closed. At December 31, 2009, we increased the amount of our unrecognized tax benefit by $5.8 million as a result of uncertainty surrounding this audit. We charged the $5.8 million of unrecognized tax benefits to income tax expense, with an offsetting adjustment to the valuation allowances on deferred tax assets related to Boise AllJoist's net operating losses. As a result, the net impact on the 2009 Consolidated Statement of Operations was zero. The audit was closed in 2010 with no additional changes, and because of sufficient net operating loss carryforwards from prior years, no cash payments were required. After closing the audit, we have no unrecognized tax benefits recorded on our Consolidated Balance Sheet, and we do not expect a significant change to the amount of unrecognized tax benefits over the next 12 months.

              A reconciliation of the unrecognized tax benefits is as follows:

	Year Ended December 31
	2009	2010
	(thousands)
Unrecognized tax benefits, beginning of year	$—	$5,792
Gross increases related to prior-period tax positions	5,792	—
Settlements	—	(5,792)

Unrecognized tax benefits, end of year	$5,792	$—

              For the years ended December 31, 2009, 2010, and 2011, we recognized an insignificant amount of interest and penalties related to taxes.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

8. Goodwill and Intangible Assets

              Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired.

              We test goodwill and intangible assets with indefinite lives for impairment when events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. Additionally, we test for impairment annually in the fourth quarter of each year using a discounted cash flow approach. We also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary. We maintain two reporting units for purposes of our goodwill and intangible asset impairment testing, Building Materials Distribution and Wood Products, which are the same as our operating segments discussed in Note 14, "Segment Information." We completed our annual assessment in fourth quarter 2011 and determined there was no impairment. In conducting our impairment analysis, we utilize the discounted cash flow approach that estimates the projected future cash flows, discounted to present value using a discount rate reflecting market participant assumptions with respect to capital structure and access to capital markets.

              The carrying amount of our goodwill by segment is as follows:

	Building Materials Distribution	Wood Products	Corporate and Other	Total
	(thousands)
Balance at December 31, 2010 and 2011	$5,593	$6,577	$—	$12,170

              At December 31, 2010 and 2011, intangible assets represent the values assigned to trade names and trademarks and a noncompete agreement. The trade names and trademarks have indefinite lives and are not amortized. The noncompete agreement was amortized over two years.

    Intangible assets consisted of the following:

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(thousands)
Trade names and trademarks	$8,900	$—	$8,900
Noncompete agreement	25	(19)	6

	$8,925	$(19)	$8,906

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(thousands)
Trade names and trademarks	$8,900	$—	$8,900
Noncompete agreement	25	(25)	—

	$8,925	$(25)	$8,900

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

9. Debt

              At December 31, 2010 and 2011, our long-term debt consisted of the following:

	December 31, 2010	December 31, 2011
	(thousands)
Asset-based revolving credit facilities	$—	$—
7.125% senior subordinated notes	219,560	219,560

Long-term debt	219,560	219,560
Current portion of long-term debt	—	(25,000)

Long-term debt, less current portion	$219,560	$194,560

Asset-Based Revolving Credit Facilities

              On July 13, 2011, Boise Cascade and our principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into a new $250 million senior secured asset-based revolving credit facility (New Revolving Credit Facility) with Wells Fargo Capital Finance, L.L.C. (Wells Fargo), as agent, and the banks named therein as lenders. The New Revolving Credit Facility replaced our previous senior secured asset-based revolving credit facility with Bank of America (Prior Revolving Credit Facility) discussed below. Borrowings under the New Revolving Credit Facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory reduced by outstanding borrowings and letters of credit (Availability). On September 7, 2012, we entered into a First Amendment to Credit Agreement, which increased the aggregate lending commitments under the New Revolving Credit Facility to $300 million. Other key terms of the Credit Agreement were unchanged by the Amendment.

              The New Revolving Credit Facility has a maturity date of July 13, 2016. The New Revolving Credit Facility is secured by a first-priority security interest in substantially all of our assets, except for property and equipment. The proceeds of borrowings under the agreement are available for working capital and other general corporate purposes.

              Interest rates under the New Revolving Credit Facility are based, at the company's election, on either the London Interbank Offered Rate (LIBOR) or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.75% to 2.25% for loans based on LIBOR and from 0.75% to 1.25% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a 0.15% fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, we are required to pay an unused commitment fee at a rate ranging from 0.375% to 0.50% per annum (based on facility utilization) of the average unused portion of the lending commitments.

              The New Revolving Credit Facility contains customary nonfinancial covenants, including a negative pledge covenant and restrictions on new indebtedness, investments, distributions to equityholders, asset sales, and affiliate transactions, the scope of which are dependent on the Availability existing from time to time. The New Revolving Credit Facility also contains a requirement that we meet a 1:1 fixed-charge coverage ratio (FCCR) if Availability falls below the greater of

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

$31.25 million or 12.5% of the aggregate lending commitments. Availability exceeded the minimum threshold amounts required for testing of the FCCR at all times since entering into the New Revolving Credit Facility, and Availability at December 31, 2011, was $173.1 million. At December 31, 2011, our aggregate liquidity from unrestricted cash and cash equivalents and unused borrowing capacity (net of the Availability threshold amount for testing of the FCCR, as applicable) under the New Revolving Credit Facility totaled $324.3 million.

              The Prior Revolving Credit Facility provided up to $170 million in borrowing capacity. On April 1, 2010, we borrowed $45.0 million under the Prior Revolving Credit Facility, bringing the total amount outstanding to $120.0 million. On April 30, 2010, we repaid the $120.0 million.

              Interest rates under the Prior Revolving Credit Facility were based on either the prime rate plus 1.00% to 1.50% or LIBOR plus 2.50% to 3.00%, subject to quarterly adjustment based on the average availability under the Prior Revolving Credit Facility during the prior quarter. Letters of credit were subject to a 0.15% fronting fee payable to the issuing bank and a fee payable to the lenders. The Prior Revolving Credit Facility also contained borrowing base limitations and customary financial and nonfinancial covenants and imposed unused commitment fees on the amount of the total facility that was not drawn down on a quarterly basis.

              At December 31, 2010 and 2011, we had no borrowings outstanding under the credit facilities and approximately $13.8 million and $11.3 million, respectively, of letters of credit outstanding. These letters of credit reduced our borrowing capacity under the credit facilities by an equivalent amount. The minimum and maximum borrowings under the credit facilities were both zero during the year ended December 31, 2011. On October 12, 2012, we borrowed $50.0 million under the New Revolving Credit Facility to partially fund the redemption of $75.0 million of our senior subordinated notes, as discussed further below.

Senior Subordinated Notes

              In October 2004, we issued $400.0 million of 7.125% senior subordinated notes due in 2014. In July 2005, we completed an exchange offer whereby all of our senior subordinated notes were exchanged for registered securities with identical terms (other than terms relating to registration rights) to the notes issued in October 2004. We could redeem all or part of the notes at any time at redemption prices set forth in the indenture governing the notes (Indenture). Redemption prices reduced to par value in October 2012. With the proceeds from the sale of our Paper and Packaging & Newsprint assets, we repurchased $160.0 million of the notes at par in April 2008. In 2009, we repurchased $11.9 million of senior subordinated notes and recorded a $6.0 million gain in "Gain on repurchase of long-term debt" in our Consolidated Statement of Operations. In 2010, we repurchased $8.6 million of senior subordinated notes and recorded an insignificant gain. On October 15, 2012, we redeemed $75.0 million of the notes at par value with $25.0 million of cash on hand and $50.0 million borrowed under our New Revolving Credit Facility. On October 22, 2012, the trustee under the senior subordinated notes indenture, at our request, irrevocably called for redemption on November 21, 2012, all of our outstanding senior subordinated notes. Simultaneously, we irrevocably deposited $144.6 million of the proceeds from our senior notes offering described below, with our senior subordinated notes trustee, in an amount sufficient to pay and discharge the entire indebtedness on the senior subordinated notes for principal, plus $1.0 million of interest, to November 21, 2012. The senior subordinated notes trustee acknowledged that as of October 22, 2012, our obligations and those of the

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

guarantors were discharged and satisfied, and neither we nor the guarantors generally had any further obligations to the senior subordinated notes trustee or the holders of our senior subordinated notes. The senior subordinated notes trustee further acknowledged the automatic release of the guarantees of the guarantors under our senior subordinated notes indenture. Upon such satisfaction and discharge, our senior subordinated notes indenture generally ceased to be of further effect.

Debt Refinancing

              On October 22, 2012, Boise Cascade and its wholly owned subsidiary, Boise Cascade Finance Corporation (together, the Co-issuers), issued a $250 million aggregate principal amount of 6.375% senior notes due November 1, 2020 (Senior Notes) through a private placement that is exempt from the registration requirements of the Securities Act of 1933 (Securities Act), as amended. The Senior Notes pay interest semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. As a result of this refinancing, we extended the maturity of our debt and lowered our interest rate. The Senior Notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our New Revolving Credit Facility, other than Boise Cascade Finance Corporation. The Senior Notes are also guaranteed by BC Holdings, until such time, if ever, that Boise Cascade's common stock is listed on any national securities exchange.

              Following the sale of the Senior Notes, we used a portion of the net proceeds of the sale to repay the senior subordinated notes at par plus interest through the redemption date. The remaining proceeds will be available for general corporate purposes.

              In connection with the issuance of the Senior Notes, the Co-issuers entered into a registration rights agreement, dated as of October 22, 2012 (Senior Notes Registration Rights Agreement). The Senior Notes Registration Rights Agreement requires us to register under the Securities Act the Senior Notes having substantially identical terms to those of the Senior Notes (Exchange Notes) and to complete an exchange of the privately placed Senior Notes for the publicly registered Exchange Notes on or prior to October 21, 2013 or, in certain circumstances, to file and keep effective a shelf registration statement for resale of the Senior Notes. If we fail to satisfy these obligations, we will pay additional interest up to 0.25% per annum to holders of the Senior Notes for the first 90-day period immediately following such date, and by an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum rate of 1.0% per annum.

              The Senior Notes are senior unsecured obligations and rank equally with all of the Co-issuers' and guarantors' existing and future senior indebtedness, senior to all of their existing and future subordinated indebtedness, effectively subordinated to all of their present and future senior secured indebtedness (including all borrowings with respect to our New Revolving Credit Facility to the extent of the value of the assets securing such indebtedness), and structurally subordinated to the indebtedness of any subsidiaries that do not guarantee the Senior Notes.

              The terms of the indenture governing the Senior Notes, among other things, limit the ability of the Co-issuers and certain Boise Cascade subsidiaries to: incur additional debt; declare or pay dividends; redeem stock or make other distributions to stockholders; make investments; create liens on assets; consolidate, merge, or transfer substantially all of their assets; enter into transactions with affiliates; and sell or transfer certain assets.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

              The indenture governing the Senior Notes provides for customary events of default, which include (subject in certain cases to customary grace and cure periods and notification requirements), among others: nonpayment of principal or interest; breach of other agreements in the indenture governing the Senior Notes; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the Co-issuers, the guarantors, or certain Boise Cascade subsidiaries; the failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Cash Paid for Interest

              For the years ended December 31, 2009, 2010, and 2011, cash payments for interest, net of interest capitalized, were $20.0 million, $18.6 million, and $16.7 million, respectively.

10. Financial Instrument Risk

              In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates, and commodity price risk. In 2009, 2010, and 2011, we did not use derivative instruments.

Interest Rate Risk

              When we have loan amounts outstanding on our New Revolving Credit Facility, we are exposed to interest rate risk arising from fluctuations in interest rates. In 2009, 2010, and 2011, we did not use any interest rate swap contracts to manage this risk.

Foreign Currency Risk

              We have sales in countries outside the United States. As a result, we are exposed to movements in foreign currency exchange rates, primarily in Canada, but we do not believe our exposure to currency fluctuations is significant. In 2009, 2010, and 2011, we did not use any foreign currency hedges to manage this risk.

Commodity Price Risk

              Many of the products we manufacture or purchase and resell and some of our key production inputs are commodities whose price is determined by the market's supply and demand for such products. Price fluctuations in our selling prices and key costs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as global economic conditions, including the strength of the U.S. housing market, changes in or disruptions to industry production capacity, changes in inventory levels, and other factors beyond our control. In 2009, 2010, and 2011, we did not manage commodity price risk with derivative instruments.

11. Retirement and Benefit Plans

              Our retirement plans consist of noncontributory defined benefit pension plans, including supplemental nonqualified pension plans for certain salaried employees, contributory defined contribution savings plans, a deferred compensation plan, and postretirement benefit plans.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

Defined Benefit Plans

              Some of our employees are covered by noncontributory defined benefit pension plans. On November 9, 2011, we amended our defined benefit pension plan for hourly employees of Plan B (Plan B) to freeze Plan B so that no future benefits accrue after December 31, 2011. The benefit for hourly employees is generally based on a fixed amount per year of service (years of service for Plan B participants to be determined as of December 31, 2011). In connection with this amendment, we recognized a $0.1 million noncash curtailment loss during the year ended December 31, 2011.

              On March 18, 2009, we amended our defined benefit plan for salaried employees (Salaried Plan) to freeze the Salaried Plan so that no future benefits accrue after December 31, 2009. The amendment also froze benefits in our nonqualified salaried pension plans. When frozen, the pension benefit for salaried employees was based primarily on the employees' years of service and highest five-year average compensation (years of service and compensation for active employees to be determined as of December 31, 2009). In connection with this amendment, we recognized a net $0.7 million noncash curtailment gain related to our nonqualified salaried pension plans. We recorded the gain in "Other (income) expense, net" in our Consolidated Statement of Operations for the year ended December 31, 2009. The curtailment gain associated with the amendment to the Salaried Plan was applied to unrecognized losses in the plan, resulting in no immediate gain recognition related to the Salaried Plan freeze.

              As a result of the plan amendments noted above, only certain hourly employees continue to accrue benefits after December 31, 2011. Also, in connection with the Plan B amendment, Plan B was merged into the Salaried Plan to simplify administration of the plans, effective January 1, 2012.

Defined Contribution Plans

              We sponsor contributory defined contribution savings plans for most of our salaried and hourly employees, and we generally provide company contributions to the savings plans. For the period of January 1, 2009, through March 31, 2009, we matched 70% of the first 6% of eligible compensation that a salaried participant contributed to the plan. Due to poor business conditions, we suspended the company match for salaried employees for the period of April 1, 2009, through February 28, 2010. However, certain salaried employees not participating in our defined benefit plans also received a discretionary match equal to 30% of the first 6% of eligible compensation that the salaried participant contributed to the plan for the twelve months ended December 31, 2009. Since March 1, 2010, we have contributed 4% of each salaried participant's eligible compensation to the plan as a nondiscretionary company contribution. In addition, for the years that certain performance targets are met, we will contribute an additional amount that will range from zero to 4% of the employee's eligible compensation, depending on the employee's years of service. The company contributions for hourly employees vary by location. Company contributions to our defined contribution savings plans for the years ended December 31, 2009, 2010, and 2011, were $3.5 million, $6.7 million, and $7.7 million, respectively.

Deferred Compensation Plan

              We sponsor a deferred compensation plan. In 2008, Congress passed tax legislation that required participants in our deferred compensation plan to recognize income (and therefore be taxed) on their deferrals of income earned in 2009 and beyond and earnings thereon. We amended the plan to

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

require distribution before year-end 2009 of all deferrals to, and earnings of, the plan that were taxable under the new legislation. As a result, we distributed $1.1 million of deferrals and related earnings to participants in 2009. Deferrals, company match, and interest on contributions made to the plan on or before December 31, 2008, were not affected by the changes. As long as contributions to the plan are taxable under the new legislation, there will be no future contributions to the deferred compensation plan, but participant account balances remaining after the distributions will continue to accrue earnings in accordance with the terms of the plan.

              The deferred compensation plan is unfunded; therefore, benefits are paid from our general assets. For the years ended December 31, 2009, 2010, and 2011, we recognized $0.9 million, $0.8 million, and $0.7 million, respectively, of interest expense related to the plan. At December 31, 2010 and 2011, we had $11.5 million and $11.4 million, respectively, of liabilities related to the plan, of which $0.7 million and $1.0 million, respectively, were recorded in "Accrued liabilities, Compensation and benefits" and $10.8 million and $10.4 million, respectively, were recorded in "Other, Compensation and benefits" on our Consolidated Balance Sheets.

Postretirement Benefit Plans

              Certain executives participate in our Supplemental Life Plan, which provides them with an insured death benefit during their employment with us. The plan provides the officer with a target death benefit equal to two times his or her base salary while employed and a target postretirement death benefit equal to one times his or her final base salary, in each case less any amount payable under our group term life insurance policy. At December 31, 2010 and 2011, our benefit obligation related to the Supplemental Life Plan was $0.2 million and $0.1 million, respectively.

              We participate in a multiemployer health and welfare plan that covers medical, dental, and life insurance benefits for certain active employees as well as benefits for retired employees. As of December 31, 2011, approximately 610 of our employees participated in this plan. Per the terms of the representative collective bargaining agreements, we are required to contribute $5.50 per hour per active employee. Company contributions to the multiemployer health and welfare plan for the years ended December 31, 2009, 2010, and 2011, were $7.1 million, $6.8 million, and $6.9 million, respectively. After required contributions, we have no further obligation to the plan. The administrator of the plan determines the allocation of benefits between active and retired employees.

Defined Benefit Obligations and Funded Status

              The following table, which includes only company-sponsored defined benefit plans, reconciles the beginning and ending balances of our projected benefit obligation and fair value of plan assets. We recognize the underfunded status of our defined pension plans on our Consolidated Balance Sheets.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

We recognize changes in funded status in the year changes occur through other comprehensive income (loss).

	December 31
	2010	2011
	(thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$352,335	$391,485
Service cost	4,931	5,112
Interest cost	20,258	20,484
Actuarial loss(a)	25,743	67,121
Special termination benefits	—	503
Closure and curtailments	—	224
Benefits paid	(11,782)	(14,825)

Benefit obligation at end of year	391,485	470,104

Change in plan assets
Fair value of plan assets at beginning of year	249,712	281,972
Actual return on plan assets	40,169	1,427
Employer contributions	3,873	13,621
Benefits paid	(11,782)	(14,825)

Fair value of plan assets at end of year	281,972	282,195

Underfunded status	$(109,513)	$(187,909)

Amounts recognized on our Consolidated Balance Sheets
Current liabilities	$(858)	$(759)
Noncurrent liabilities	(108,655)	(187,150)

Net liability	$(109,513)	$(187,909)

Amounts recognized in accumulated other comprehensive loss
Net actuarial loss	$39,223	$120,125
Prior service cost	972	720

Net amount recognized	$40,195	$120,845

(a)
The actuarial losses were primarily due to decreases in discount rate assumptions.

              The accumulated benefit obligation for all defined benefit pension plans was $391.5 million and $470.1 million at December 31, 2010 and 2011, respectively. All of our defined benefit pension plans have accumulated benefit obligations that exceed the fair value of plan assets.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

    Net Periodic Benefit Cost and Other Comprehensive (Income) Loss

              The components of net periodic benefit cost and other amounts recognized in other comprehensive (income) loss are as follows:

	Year Ended December 31
	2009	2010	2011
	(thousands)
Service cost	$9,688	$4,931	$5,112
Interest cost	19,923	20,258	20,484
Expected return on plan assets	(18,553)	(18,474)	(17,910)
Amortization of actuarial (gain) loss	(388)	556	2,703
Amortization of prior service costs and other	181	178	175
Plan settlement/curtailment expense	1,464	—	804

Net periodic benefit cost	12,315	7,449	11,368

Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss
Net (gain) loss	(44,226)	4,048	83,528
Prior service cost	70	—	—
Amortization of actuarial gain (loss)	388	(556)	(2,703)
Amortization of prior service cost and other	(181)	(178)	(175)

Total recognized in other comprehensive (income) loss	(43,949)	3,314	80,650

Total recognized in net periodic cost (benefit) and other comprehensive (income) loss	$(31,634)	$10,763	$92,018

              In 2012, we estimate net periodic pension expense will be approximately $13 million. We estimate the 2012 net periodic pension expense will include $8.1 million of net loss and $0.2 million of prior service cost that will be amortized from accumulated other comprehensive loss.

Assumptions

              The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future contributions. The following table presents the assumptions used in the measurement of our benefit obligations:

	December 31
	2010	2011
Weighted average assumptions
Discount rate	5.35%	4.20%
Rate of compensation increases(b)	—	—

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

              The following table presents the assumptions used in the measurement of net periodic benefit cost:

	December 31
	2009	2010	2011
Weighted average assumptions
Discount rate(a)	6.90%	5.90%	5.35%
Expected long-term rate of return on plan assets	7.25%	7.25%	7.00%
Rate of compensation increases(b)	—	—	—

(a)
We used a 6.1% discount rate to calculate 2009 pension expense. On March 18, 2009, the salaried and nonqualified benefit plans were amended so that no future benefits would accrue after December 31, 2009. In connection with the amendment, we remeasured pension expense for the amended plans for the period of March 18, 2009, through December 31, 2009, using a 6.9% discount rate. We continued to recognize expense for the plans that were not amended using the 6.1% discount rate.

(b)
In connection with amending the salaried and nonqualified plans on March 18, 2009, to freeze pension benefits effective December 31, 2009, we changed the assumption for the rate of compensation increase to zero. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

              Discount Rate Assumption.    The discount rate reflects the current rate at which the pension obligations could be settled based on the measurement date of the plans—December 31. In all years presented, the discount rates were determined by matching the expected plan benefit payments against a spot rate yield curve constructed to replicate the yields of Aa-graded corporate bonds.

              Asset Return Assumption.    We base our expected long-term rate of return on plan assets on a weighted average of our expected returns for the major asset classes (equities, fixed-income securities, hedge funds, and real estate) in which we invest. The weights we assign each asset class are based on our investment strategy. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth, and other economic factors. We developed our return assumption based on a review of the fund manager's estimates of future market expectations by broad asset class, actuarial projections, and expected long-term rates of return from external investment managers. The weighted average expected return on plan assets we will use in our calculation of 2012 net periodic benefit cost is 6.75%.

              Rate of Compensation Increases.    Generally, this assumption reflects our long-term actual experience, the near-term outlook, and assumed inflation. For more information, see footnote (b) to the table above.

Investment Policies and Strategies

              At December 31, 2011, 61% of our pension plan assets were invested in equity securities, 29% in fixed-income securities, 5% in hedge funds, and 5% in real estate. The general investment objective for all of our plan assets is to optimize growth of the pension plan trust assets, while minimizing the

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

risk of significant losses in order to enable the plans to satisfy their benefit payment obligations over time. The objectives take into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return trade-offs of the asset classes in which the plans may choose to invest. The Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of our investment policy. Russell Investments (Russell) oversees the active management of our pension investments through its manager of managers program in order to achieve broad diversification in a cost-effective manner. At December 31, 2011, our investment policy governing our relationship with Russell allocated 34% to large-capitalization U.S. equity securities, 6% to small- and mid-capitalization U.S. equity securities, 20% to international equity securities, 30% to fixed-income securities, 5% to hedge funds, and 5% to real estate. Our arrangement with Russell allows monthly rebalancing to the policy targets noted above.

              Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk, all of which are subject to change. In addition, our overall investment strategy and related allocations between equity and fixed-income securities may change from time to time based on market conditions, external economic factors, and the funded status of our plans. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the reported amounts.

Fair Value Measurements of Plan Assets

              The defined benefit plans hold an interest in the Boise Cascade L.L.C., Master Trust (Master Trust). The assets in the Master Trust are invested in common and collective trusts that hold several mutual funds invested in U.S. equities, international equities, and fixed-income securities, as well as hedge funds and real estate.

              The following table sets forth by level, within the fair value hierarchy, the pension plan assets, by major asset category, at fair value at December 31, 2010 and 2011:

	December 31, 2010
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)(a)	Significant Unobservable Inputs (Level 3)	Total
	(thousands)
Equity securities
Large-cap U.S. equity securities(b)	$—	$107,033	$—	$107,033
Small- and mid-cap U.S. equity securities(c)	—	20,193	—	20,193
International equity securities(d)	—	45,811	—	45,811
Fixed-income securities(e)(f)	—	108,198	—	108,198

Total investments at fair value	$—	$281,235	$—	281,235

Receivables and accrued expenses, net				737

Fair value of plan assets				$281,972

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

	December 31, 2011
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)(a)	Significant Unobservable Inputs (Level 3)	Total
	(thousands)
Equity securities
Large-cap U.S. equity securities(b)	$—	$97,533	$—	$97,533
Small- and mid-cap U.S. equity securities(c)	—	17,302	—	17,302
International equity securities(d)	—	56,578	—	56,578
Fixed-income securities(e)	—	83,899	—	83,899
Hedge fund(g)	—	13,066	—	13,066
Real estate(h)	—	—	13,000	13,000

Total investments at fair value	$—	$268,378	$13,000	281,378

Receivables and accrued expenses, net				817

Fair value of plan assets				$282,195

(a)
Equity and fixed-income securities represent mutual funds managed by Russell Trust Company. The funds are valued at the net asset value (NAV) provided by Russell Trust Company, the administrator of the funds. The NAV is a practical expedient for fair value and is based on the value of the assets owned by the fund, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the funds are not. We have the ability to redeem these equity and fixed-income securities with a one-day notice.

(b)
Invested in the Russell Equity I Fund. The fund seeks returns that exceed the Russell 1000 Index by investing in large capitalization stocks of the U.S. stock market.

(c)
Invested in the Russell Equity II Fund. The fund seeks returns that exceed the Russell 2500 Index by investing in the small- and mid-capitalization stocks of the U.S. stock market.

(d)
Invested in the Russell International Fund with Active Currency at December 31, 2010 and 2011, which benchmarks against the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) Index and seeks high, long-term returns comparable to the broad international stock market by investing in non-U.S. companies from the developed countries around the world. The funds participate primarily in the stock markets of Europe and the Pacific Rim. The strategy involves selection of stocks within various countries and industries worldwide. In addition, the Russell International Fund with Active Currency places additional emphasis on opportunistically adding value through active investment in foreign currencies.

(e)
At December 31, 2010 and 2011, approximately 50% and 100%, respectively, of the fixed-income securities were in the Russell Multi-Manager Bond Fund. The fund seeks to outperform the Barclays Capital U.S. Aggregate Bond Index over a full market cycle. The fund is designed to provide current income and, as a secondary objective, capital appreciation through a variety of diversified strategies, including sector rotation, modest interest rate timing, security selection, and tactical use of high-yield and emerging market bonds.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

(f)
At December 31, 2010, approximately 50% of the fixed-income securities were in the Russell Long Duration Fixed Income Fund. The fund seeks to achieve above-average performance (relative to the Barclays Capital U.S. Long Government/Credit Bond Index) by combining manager styles and strategies with different payoffs over various phases of an investment cycle. The fund is designed to provide maximum total return through diversified strategies, including sector rotation, modest interest rate timing, security selection, and tactical use of high-yield and emerging market bonds.

(g)
The fund seeks to produce high risk-adjusted returns while targeting a low long-term average correlation to traditional markets. The fund invests internationally in a broad range of instruments, including, but not limited to, equities, currencies, convertible securities, futures, forwards, options, swaps and other derivative products. The fair value of the hedge fund is estimated using the NAV of the investments as a practical expedient for fair value. We have the ability to redeem these investments at NAV within the near term, and they are thus classified within Level 2.

(h)
Real estate investments include those in limited partnerships that invest in various domestic commercial and residential real estate projects. The fair values of real estate assets are typically determined by using income and/or cost approaches or a comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions, and the status of the capital markets, and they are thus classified within Level 3. We have the ability to redeem the real estate investments with a 110-calendar-day written notice prior to a quarterly trade date.

              The following table sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the period ended December 31, 2011:

Real Estate
(thousands)
Balance, beginning of year	$—
Purchases	13,000
Unrealized gain	—

Balance, end of year	$13,000

Cash Flows

              Our practice is to fund the pension plans in amounts sufficient to meet the minimum requirements of U.S. federal laws and regulations. Additional discretionary funding may be provided as deemed appropriate. For the years ended December 31, 2009, 2010, and 2011, we made cash contributions to our pension plans totaling $28.4 million, $3.9 million, and $13.6 million, respectively.

              On July 13, 2012, we contributed company-owned real property with a carrying value of $6.2 million to the pension plans from two locations in our Building Materials Distribution segment. The pension plans obtained independent appraisals of the properties, and based on these appraisals, the plans recorded the contribution at fair value of $9.7 million on July 13, 2012.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

              We are leasing back the contributed properties for an initial term of ten years with two five-year extension options and continue to use the properties in our distribution operations. Rent payments are made quarterly, with first-year annual rents of $0.8 million and 2% annual escalation rates thereafter. Each lease provides us a right of first refusal on any subsequent sale by the pension plans, as well as repurchase options at the end of the initial term and extension periods. The plans engaged an independent fiduciary who negotiated the lease terms and also manages the properties on behalf of the plans.

              We determined that the contribution of the properties does not meet the accounting definition of a plan asset within the scope of Accounting Standards Codification 715, Compensation—Retirement Benefits. Accordingly, the contributed properties will not be considered a contribution for accounting purposes and, as a result, will not be included in plan assets and will have no impact on the net pension liability recorded on our Consolidated Balance Sheets. We will continue to depreciate the carrying value of the properties in our financial statements, and no gain or loss will be recognized at the contribution date for accounting purposes. Lease payments will be recorded as pension contributions.

              In the first nine months of 2012, we made $8.2 million in cash contributions to the pension plans of which $0.2 million represented lease payments. The total cash and real property contributions are expected to satisfy U.S. Department of Labor minimum pension contribution requirements for 2012 in light of recently passed pension funding relief legislation.

              The following benefit payments are expected to be paid to plan participants. Qualified pension benefit payments are paid from plan assets, while nonqualified pension benefit payments are paid by the company.

Pension Benefits
(thousands)
2012	$16,554
2013	17,798
2014	19,586
2015	21,391
2016	22,879
Years 2017-2021	134,404

12. Long-Term Incentive Compensation Plans

Long-Term Incentive Cash Plan

              In 2010 and 2011, key managers participated in a long-term incentive plan (LTIP) that pays awards in cash. The LTIP provides an annual award notice to participants granting them the opportunity to earn a cash award that is based on a target percentage of the participant's base salary and the company's achievement against corporate goals, both of which are set annually. Under the LTIP, the award, if any, is paid in three equal installments due no later than March 15 of the three years following the year the award was granted with continued employment as a precondition for receipt of each award installment. We recognize compensation expense based on the probability of the performance goals being met over the vesting period. We recognized $3.0 million and $2.4 million of LTIP expense in 2010 and 2011, respectively.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

12. Long-Term Incentive Compensation Plans (Continued)

Management Equity Agreement

              Certain key managers and unaffiliated directors (each a management investor) have purchased or been awarded, pursuant to the terms of separate Management Equity Agreements or Director Equity Agreements (collectively the Equity Plan), equity units in FPH at prices (with respect to Series B Units) that approximated fair value on the date of purchase. Those who purchased the FPH Series B equity units received grants of FPH Series C equity units (profit interests) that represent the right to participate in profits. In addition, FPH has issued Series C equity units to key managers and nonaffiliated directors for no consideration.

Compensation Expense

              We did not recognize compensation expense on the date of grant for the Series B equity units, because the fair value of the units issued by FPH was equal to or less than the amount each employee was required to pay. The Series C equity units are accounted for as restricted stock. We recognized compensation expense for the Series C equity units based on the fair value on the date of the grant and/or the award modification date. Compensation expense was recognized ratably over the vesting period for the Series C equity units that vest over time and ratably over the award period for the units that vest based on internal rates of return. During the years ended December 31, 2009 and 2010, we recognized $2.7 million and $1.6 million, respectively, of compensation expense, which was primarily recorded in "General and administrative expenses." No related compensation expense was recorded in 2011, as all equity units were fully vested or forfeited as of December 31, 2010.

Redemption Provisions

              The FPH Series B and Series C equity units held by management investors are redeemable at FPH's option upon termination of the management investor's employment (or membership on the company's board of directors) and at the option of the holder in the event of death or disability or the sale of a division resulting in the termination of his or her employment. The 7.125% senior subordinated notes and our New Revolving Credit Facility, as well as our Senior Notes issued on October 22, 2012, contain a restricted payments covenant with a specific exception for equity redemptions up to $5 million in any year, subject to a two-year carryforward and carryback provision that provides an aggregate limit in any one year of $15 million. Additional exceptions to the covenant may also be utilized to permit equity redemptions. See Note 9, "Debt," for a discussion of debt transactions subsequent to December 31, 2011.

              Except in the event of death or disability, BC Holdings believes that the redemption of these units is within its control due to the interlocking boards of FPH and BC Holdings and because FPH was organized solely for the purpose of establishing BC Holdings to complete the Forest Products Acquisition. Repurchases under the Equity Plan have been funded by mirror-image redemptions of Series B and Series C equity units held by FPH in its subsidiaries. The redemption of the FPH Series B and Series C equity units and the expected parallel redemptions of our Series B and Series C equity units are a contingent event outside the employee's control. However, because FPH units are subject to mandatory redemption in an event that is outside BC Holdings' control (death or disability), these units are required to be classified outside of permanent equity on the Consolidated Balance Sheets at fair value as of the grant date and/or award modification date. Accordingly, at December 31,

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

12. Long-Term Incentive Compensation Plans (Continued)

2010 and 2011, BC Holdings recorded and allocated to us $9.3 million and $8.7 million, respectively, which we recorded in "Redeemable equity" on our Consolidated Balance Sheets.

              In the event that a management investor's employment with us is terminated or his service as a director terminates, as the case may be, FPH holds an option, pursuant to the Equity Plan, to reacquire its equity units held by departing management investors at prices provided for in such agreements. During 2009, FPH voluntarily redeemed an insignificant amount of the Series B and Series C equity units of departing management investors. FPH did not redeem or repurchase any equity units in 2010 and 2011.

Activity of Redeemable Equity Units

              The following summarizes the activity of the redeemable equity units, based on the fair value of the equity units as of the grant date or the date the awards were modified.

	Series B Equity Units		Series C Equity Units
					Total Redeemable Equity
	Units	Amount	Units	Amount
	(thousands)
Balance at December 31, 2009	2,765	$2,765	16,270	$5,202	$7,967

Management equity units expense	—	—	—	1,625	1,625
Allocation of redeemable equity units to stockholder's equity(a)	(29)	(29)	(27)	(16)	(45)
Forfeitures	—	—	(1,818)	(248)	(248)

Balance at December 31, 2010	2,736	2,736	14,425	6,563	9,299

Allocation of redeemable equity units to stockholder's equity(a)	(214)	(214)	(710)	(336)	(550)

Balance at December 31, 2011	2,522	$2,522	13,715	$6,227	$8,749

(a)
In 2010 and 2011, we reclassified certain redeemable equity units into "Stockholder's equity" on our Consolidated Balance Sheets. The reclassifications resulted from employee retirements or terminations causing the equity units to no longer be subject to mandatory redemption in an event that is outside of BC Holdings' control.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

12. Long-Term Incentive Compensation Plans (Continued)

              The following summarizes the activity of the outstanding service- and market-condition equity units awarded under the Equity Plan as of December 31, 2009, 2010, and 2011, and changes during the years ended December 31, 2010 and 2011:

	Service Condition				Market Condition
	Series B Redeemable Equity Units		Series C Redeemable Equity Units		Series C Redeemable Equity Units
Outstanding Units	Units	Weighted Average Grant-Date Fair Value	Units	Weighted Average Grant-Date Fair Value	Units	Weighted Average Grant-Date Fair Value
	(thousands)		(thousands)		(thousands)
Outstanding at December 31, 2009(a)	2,765	$1.00	14,452	$0.46	1,818	$0.14

Forfeited(b)	—	—	—	—	(1,818)	0.14
Allocation of redeemable equity units to stockholder's equity	(29)	1.00	(27)	0.57	—	—

Outstanding at December 31, 2010(a)	2,736	1.00	14,425	0.46	—	—

Allocation of redeemable equity units to stockholder's equity	(214)	1.00	(710)	0.47	—	—

Outstanding at December 31, 2011(a)	2,522	$1.00	13,715	$0.45	—	$—

(a)
Outstanding units at December 31, 2009 include both vested and nonvested units, as units outstanding are reduced only through repurchase of units or forfeiture of units by employees. All Series B and Series C service-condition equity units were vested at December 31, 2010 and 2011.

(b)
On December 31, 2010, the remaining 1.8 million unvested market-condition Series C equity units were forfeited, as the Equity Plan's internal rate-of-return formula was not achieved during the vesting period.

              As of December 31, 2010, all Series B and Series C service-condition equity units were vested, and all compensation expense related to the equity units had been recognized.

13. Equity

              Boise Cascade has authorized and issued 29,700,000 voting common shares to BC Holdings. The common shares entitle holders to one vote on matters to be voted on by the members of Boise Cascade. Distributions are allocated to holders of the shares pro rata based on the number of common shares held by each holder.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

13. Equity (Continued)

Accumulated Other Comprehensive Income (Loss)

              Accumulated other comprehensive income (loss) includes the following:

	Unfunded Accumulated Benefit Obligation
			Accumulated Other Comprehensive Income (Loss)
	Actuarial Gain (Loss)	Prior Service Cost
	(thousands)
Balance at December 31, 2009, net of taxes	$(35,752)	$(1,150)	$(36,902)

Current-period changes, before taxes	(4,027)	—	(4,027)
Reclassifications to earnings, before taxes	556	178	734
Income taxes	—	—	—

Balance at December 31, 2010, net of taxes	(39,223)	(972)	(40,195)

Current-period changes, before taxes	(83,605)	77	(83,528)
Reclassifications to earnings, before taxes	2,703	175	2,878
Income taxes	—	—	—

Balance at December 31, 2011, net of taxes	$(120,125)	$(720)	$(120,845)

14. Segment Information

              We operate our business using three reportable segments: Building Materials Distribution, Wood Products, and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these segments.

              Our Building Materials Distribution segment is a leading national stocking wholesale distributor of building materials. We distribute a broad line of building materials, including engineered wood products (EWP), oriented strand board (OSB), plywood, lumber, and general line items such as framing accessories, composite decking, roofing, siding, and insulation. We purchase most of these building materials from third-party suppliers and market them primarily to pro dealers, retail lumberyards, and home improvement centers that then sell the products to the final end-users, who are typically professional builders, independent contractors, and homeowners engaged in residential construction projects.

              Our Wood Products segment manufactures and sells EWP, consisting of laminated veneer lumber (LVL), a high-strength engineered lumber often used in beams; I-joists, a structural support typically used in floors and roofs; and laminated beams. We also produce plywood, particleboard, dimension lumber, and high-quality ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings, and doors. Our wood products are used primarily in residential, light commercial construction, and repair and remodeling markets. Most of these products are sold to wholesalers (including our Building Materials Distribution segment), home improvement centers, and industrial converters. During 2011, approximately 34% of Wood Products overall sales, including approximately 64% of Wood Products EWP sales, was sold to our Building Materials Distribution segment.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

              Our Corporate and Other segment includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. These support services include, but are not limited to, finance, accounting, legal, information technology, and human resource functions. We have purchased many of these services from Boise Inc. under an Outsourcing Services Agreement, under which Boise Inc. provides a number of corporate staff services to us at cost. See Note 3, "Outsourcing Services Agreement," for more information.

              The segments' profits and losses are measured on operating profits before changes in fair value of contingent value rights, gain on repurchase of long-term debt, interest expense, and interest income. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

              The segments follow the accounting principles described in Note 2, "Summary of Significant Accounting Policies."

              For the years ended December 31, 2010 and 2011, sales to one customer accounted for $231.4 million and $210.4 million, respectively, or approximately 10% of sales for both periods. Sales to this customer were recorded in our Building Materials Distribution and our Wood Products segments. No other single customer accounted for 10% or more of total sales.

              Export sales to foreign unaffiliated customers were $25.8 million, $42.3 million, and $57.3 million for the years ended December 31, 2009, 2010, and 2011, respectively.

              At December 31, 2009, 2010, and 2011, and for the years then ended, long-lived assets located in foreign countries and net sales originating in foreign countries were not material.

              Segment sales to external customers, including related parties, by product line are as follows:

	Year Ended December 31
	2009	2010	2011
	(millions)
Building Materials Distribution
Commodity	$744.8	$879.0	$835.1
General line	687.9	697.0	722.0
Engineered wood products	176.4	200.6	220.8

	1,609.1	1,776.6	1,777.9

Wood Products
Plywood and veneer	174.6	224.0	214.5
Engineered wood products	61.2	86.5	92.1
Lumber	53.3	67.5	69.6
Byproducts	26.4	33.9	44.5
Particleboard	29.4	28.2	26.1
Other	19.1	24.0	23.3

	364.1	464.0	470.2

	$1,973.3	$2,240.6	$2,248.1

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

              An analysis of our operations by segment is as follows:

	Sales				Income (Loss) Before Income Taxes
								Capital Expendi- tures (c)
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA (g)		Assets
	(millions)
Year Ended December 31, 2009
Building Materials Distribution	$1,609.1	$—	$0.6	$1,609.8	$8.0	$7.6	$15.5	$5.4	$321.2
Wood Products(a)	326.2	37.9	186.7	550.8	(77.3)	33.0	(44.3)	16.0	328.3
Corporate and Other	—	—	—	—	(13.1)	0.3	(12.8)	—	288.4
Intersegment eliminations	—	—	(187.3)	(187.3)	—	—	—	—	—

	$1,935.4	$37.9	$—	$1,973.3	(82.4)	$40.9	(41.6)	$21.4	$937.9

Change in fair value of contingent value rights					0.2		0.2
Gain on repurchase of long-term debt(b)					6.0		6.0
Interest expense					(22.5)		—
Interest income					0.9		—

					$(97.8)		$(35.3)

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA (g)	Capital Expendi- tures	Assets
	(millions)
Year Ended December 31, 2010
Building Materials Distribution(d)	$1,776.6	$—	$1.4	$1,778.0	$11.6	$7.5	$19.1	$12.9	$356.4
Wood Products(d)	438.8	25.3	223.4	687.4	(8.1)	27.1	19.0	22.9	335.3
Corporate and Other	—	—	—	—	(16.3)	0.3	(16.0)	—	260.6
Intersegment eliminations	—	—	(224.8)	(224.8)	—	—	—	—	—

	$2,215.3	$25.3	$—	$2,240.6	(12.8)	$34.9	$22.1	$35.8	$952.2

Interest expense					(21.0)
Interest income					0.8

					$(33.0)

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

	Sales				Income (Loss) Before Income Taxes
								Capital Expendi- tures (f)
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA (g)		Assets
	(millions)
Year Ended December 31, 2011
Building Materials Distribution(e)	$1,777.9	$—	$1.4	$1,779.4	$2.0	$8.4	$10.4	$10.0	$366.9
Wood Products(e)	451.4	18.8	242.3	712.5	(15.1)	28.4	13.3	29.3	351.6
Corporate and Other	—	—	—	—	(14.5)	0.2	(14.2)	—	184.3
Intersegment eliminations	—	—	(243.7)	(243.7)	—	—	—	—	—

	$2,229.3	$18.8	$—	$2,248.1	(27.5)	$37.0	$9.5	$39.3	$902.8

Interest expense					(19.0)
Interest income					0.4

					$(46.1)

(a)
Included $8.9 million of expense in income (loss) before taxes related to the June 2009 closure of our lumber manufacturing facility in La Grande, Oregon, of which $3.7 million was included in EBITDA and $5.2 million was accelerated depreciation recorded in "Depreciation and amortization."

(b)
Gain on the repurchase of $11.9 million of senior subordinated notes.

(c)
Capital spending for Building Materials Distribution includes $0.9 million of cash paid for the purchase of a truss assembly operation and EWP sales office in Saco and Biddeford, Maine, respectively. Capital spending for Wood Products includes $3.7 million of cash paid for the purchase of a sawmill in Pilot Rock, Oregon.

(d)
Included $4.6 million of income for cash received from a litigation settlement related to vendor product pricing. We recorded $4.1 million in our Building Materials Distribution segment and $0.5 million in our Wood Products segment.

(e)
In 2011, we permanently closed a laminated beam plant in Emmett, Idaho, and we recorded the related expense of $1.3 million in "Other (income) expense, net" and $0.4 million of accelerated depreciation in "Depreciation and Amortization" in our Consolidated Statement of Operations for the year ended December 31, 2011. Also, during the year ended December 31, 2011, we recorded $2.0 million of noncash asset write-downs in "Other (income) expense, net," of which $1.2 million was recorded in our Building Materials Distribution segment and $0.9 million was recorded in our Wood Products segment.

(f)
Capital spending for Wood Products includes $5.8 million for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho.

(g)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes, and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

    measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

    The following is a reconciliation of net income (loss) to EBITDA for the consolidated company:

	Year Ended December 31
	2009	2010	2011
	(thousands)
Net loss	$(98.5)	$(33.3)	$(46.4)
Interest expense	22.5	21.0	19.0
Interest income	(0.9)	(0.8)	(0.4)
Income tax provision	0.7	0.3	0.2
Depreciation and amortization	40.9	34.9	37.0

EBITDA	$(35.3)	$22.1	$9.5

15. Commitments, Legal Proceedings and Contingencies, and Guarantees

Commitments

              We have commitments for leases and long-term debt that are discussed further in Note 6, "Leases," and Note 9, "Debt." In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business.

              We are a party to a number of long-term log and fiber supply agreements. At December 31, 2011, our total obligation for log and fiber purchases under contracts with third parties was approximately $230 million based on fixed contract pricing or first quarter 2012 pricing for variable contracts. Under most of these log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

              We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. The contractual and tariff arrangements include multiple-year commitments and minimum annual purchase requirements. At December 31, 2011, we had approximately $8.0 million of utility purchase commitments. These payment obligations were valued at prices in effect on December 31, 2011, or contract language, if applicable. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

Legal Proceedings and Contingencies

              We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

15. Commitments, Legal Proceedings and Contingencies, and Guarantees (Continued)

Guarantees

              We provide guarantees, indemnifications, and assurances to others.

              Boise Cascade and its subsidiaries (Boise Cascade Building Materials Distribution, L.L.C., and Boise Cascade Wood Products, L.L.C.) act as co-borrowers under the New Revolving Credit Facility, described in Note 9, Debt. Their obligations are guaranteed by each of our remaining domestic subsidiaries.

              Boise Cascade and its wholly owned subsidiary, Boise Cascade Finance Corporation, have jointly issued $400.0 million of 7.125% senior subordinated notes due in 2014. At December 31, 2011, $219.6 million of the notes were outstanding. The senior subordinated notes are guaranteed on a senior subordinated basis jointly and severally by BC Holdings and each of its existing and future domestic subsidiaries (other than: (i) the co-issuers, Boise Cascade and Boise Cascade Finance Corporation, and (ii) our foreign subsidiaries). See Note 9, "Debt," for more information, as well as a discussion of debt transactions subsequent to December 31, 2011.

              Boise Cascade issued guarantees to a limited number of trade creditors of one or more of its principal operating subsidiaries, Boise Cascade Building Materials Distribution, L.L.C., and Boise Cascade Wood Products, L.L.C., for trade credit obligations arising in the ordinary course of the business of such operating subsidiaries. These included guarantees of the obligations of Boise Cascade Wood Products, L.L.C., with respect to present and future timber sale agreements and several facility and rolling stock leases entered into by such subsidiaries and by Boise Cascade Building Materials Distribution, L.L.C. Our exposure under these agreements is limited to future timber purchases and the minimum lease payment requirements under the agreements. We also enter into guarantees of various raw material or energy supply agreements arising in the ordinary course of business.

              All surety bonds and most letters of credit supporting obligations of subsidiaries sold or liabilities assumed by Boise Inc. in connection with the sale of our Paper and Packaging & Newsprint assets in 2008 have been replaced by new surety bonds or letters of credit issued without our credit support. The principal exception is letters of credit supporting workers' compensation obligations assumed by Boise Inc., which as a matter of state law must remain in our name even though the underlying liabilities and exposures have been assumed by Boise Inc. We are entitled to an indemnification from the purchaser for liabilities with respect to such letters of credit arising from workers' compensation claims assumed by Boise Inc. and for our costs of maintaining Boise Inc.'s share of any such letter of credit.

              We enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, financing transactions, indemnifications against third-party claims arising out of arrangements to provide services to us, and indemnifications in merger and acquisition agreements. At December 31, 2011, we are unable to estimate the maximum potential liability under these indemnifications. At December 31, 2011, we were not aware of any material liabilities arising from these indemnifications.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information

              The following consolidating financial information presents the Statements of Comprehensive Income (Loss), Balance Sheets, and Cash Flows related to Boise Cascade. The senior subordinated notes are guaranteed on a senior subordinated basis fully and unconditionally, and jointly and severally by BC Holdings and each of its existing and future subsidiaries (other than: (i) the co-issuers, Boise Cascade and Boise Cascade Finance Corporation and (ii) our foreign subsidiaries). Each of the co-issuers of the senior subordinated notes and each of the subsidiaries of BC Holdings that is a guarantor thereof is 100% owned by BC Holdings.

              BC Holdings is a holding company with no material assets other than the equity interests of its direct subsidiaries. In addition, the financial statements of BC Holdings are available to the public through BC Holdings' 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. Other than the consolidated financial statements and footnotes for Boise Cascade and the consolidating financial information, financial statements and other disclosures concerning the guarantors have not been presented because management believes that such information is not material to investors.

              Furthermore, the cancellation provisions of the guarantor subsidiaries are customary and they do not include an arrangement that permits a guarantor subsidiary to opt out of the obligation prior to or during the term of the debt. Each guarantor subsidiary is automatically released from its obligations as a guarantor upon the sale of the subsidiary or substantially all of its assets to a third party, the designation of the subsidiary as an unrestricted subsidiary for purposes of the covenants included in the indenture, the release of the indebtedness under the indenture, or if the issuers exercise their legal defeasance option or the discharge of their obligations in accordance with the indenture.

              See Note 9, "Debt," for a discussion of debt transactions subsequent to December 31, 2011.

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2009

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$1,925,610	$9,743	$—	$1,935,353
Intercompany	—	63	9,360	(9,423)	—
Related parties	—	37,897	—	—	37,897

	—	1,963,570	19,103	(9,423)	1,973,250

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,746,291	20,675	(9,898)	1,757,068
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	29,915	—	—	29,915
Depreciation and amortization	317	38,696	1,861	—	40,874
Selling and distribution expenses	—	189,229	1,202	—	190,431
General and administrative expenses	4,890	22,035	—	475	27,400
General and administrative expenses from related party	10,169	—	—	—	10,169
Other (income) expense, net	(1,232)	2,421	(347)	—	842

	14,144	2,028,587	23,391	(9,423)	2,056,699

Loss from operations	(14,144)	(65,017)	(4,288)	—	(83,449)

Foreign exchange gain	611	212	202	—	1,025
Change in fair value of contingent value rights	194	—	—	—	194
Gain on repurchase of long-term debt	6,026	—	—	—	6,026
Interest expense	(22,520)	—	—	—	(22,520)
Interest income	560	326	—	—	886

	(15,129)	538	202	—	(14,389)

Loss before income taxes and equity in net loss of affiliates	(29,273)	(64,479)	(4,086)	—	(97,838)
Income tax provision	(580)	(59)	(21)	—	(660)

Loss before equity in net loss of affiliates	(29,853)	(64,538)	(4,107)	—	(98,498)
Equity in net loss of affiliates	(68,645)	—	—	68,645	—

Net loss	(98,498)	(64,538)	(4,107)	68,645	(98,498)

Other comprehensive income
Defined benefit pension plans
Net actuarial gain	44,099	—	—	—	44,099
Amortization of actuarial gain	(378)	—	—	—	(378)
Amortization of prior service costs	181	—	—	—	181

Other comprehensive income	43,902	—	—	—	43,902

Comprehensive loss	$(54,596)	$(64,538)	$(4,107)	$68,645	$(54,596)

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2010

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$2,200,379	$14,953	$—	$2,215,332
Intercompany	—	57	14,398	(14,455)	—
Related parties	—	25,259	—	—	25,259

	—	2,225,695	29,351	(14,455)	2,240,591

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,930,316	31,442	(14,396)	1,947,362
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	33,613	—	—	33,613
Depreciation and amortization	346	32,635	1,918	—	34,899
Selling and distribution expenses	—	201,079	1,385	—	202,464
General and administrative expenses	14,400	24,122	—	(59)	38,463
General and administrative expenses from related party	1,576	—	—	—	1,576
Other (income) expense, net	373	(4,881)	(116)	—	(4,624)

	16,695	2,216,884	34,629	(14,455)	2,253,753

Income (loss) from operations	(16,695)	8,811	(5,278)	—	(13,162)

Foreign exchange gain (loss)	12	(57)	397	—	352
Gain on repurchase of long-term debt	28	—	—	—	28
Interest expense	(21,005)	—	—	—	(21,005)
Interest income	386	404	—	—	790

	(20,579)	347	397	—	(19,835)

Income (loss) before income taxes and equity in net income of affiliates	(37,274)	9,158	(4,881)	—	(32,997)
Income tax provision	(215)	(66)	(19)	—	(300)

Income (loss) before equity in net income of affiliates	(37,489)	9,092	(4,900)	—	(33,297)
Equity in net income of affiliates	4,192	—	—	(4,192)	—

Net income (loss)	(33,297)	9,092	(4,900)	(4,192)	(33,297)

Other comprehensive loss
Defined benefit pension plans
Net actuarial loss	(4,027)	—	—	—	(4,027)
Amortization of actuarial loss	556	—	—	—	556
Amortization of prior service costs	178	—	—	—	178

Other comprehensive loss	(3,293)	—	—	—	(3,293)

Comprehensive income (loss)	$(36,590)	$9,092	$(4,900)	$(4,192)	$(36,590)

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
Sales
Trade	$—	$2,215,983	$13,342	$—	$2,229,325
Intercompany	—	—	11,157	(11,157)	—
Related parties	—	18,763	—	—	18,763

	—	2,234,746	24,499	(11,157)	2,248,088

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,939,993	24,436	(11,810)	1,952,619
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	40,058	—	—	40,058
Depreciation and amortization	240	35,010	1,772	—	37,022
Selling and distribution expenses	—	202,254	2,744	—	204,998
General and administrative expenses	13,613	22,976	—	653	37,242
Other (income) expense, net	111	4,114	(1,030)	—	3,195

	13,964	2,244,405	27,922	(11,157)	2,275,134

Loss from operations	(13,964)	(9,659)	(3,423)	—	(27,046)

Foreign exchange gain (loss)	(510)	20	(7)	—	(497)
Interest expense	(18,987)	—	—	—	(18,987)
Interest income	185	222	—	—	407

	(19,312)	242	(7)	—	(19,077)

Loss before income taxes and equity in net loss of affiliates	(33,276)	(9,417)	(3,430)	—	(46,123)
Income tax provision	(216)	(24)	—	—	(240)

Loss before equity in net loss of affiliates	(33,492)	(9,441)	(3,430)	—	(46,363)
Equity in net loss of affiliates	(12,871)	—	—	12,871	—

Net loss	(46,363)	(9,441)	(3,430)	12,871	(46,363)

Other comprehensive loss
Defined benefit pension plans
Net actuarial loss	(83,528)	—	—	—	(83,528)
Amortization of actuarial loss	2,703	—	—	—	2,703
Amortization of prior service costs and other	175	—	—	—	175

Other comprehensive loss	(80,650)	—	—	—	(80,650)

Comprehensive loss	$(127,013)	$(9,441)	$(3,430)	$12,871	$(127,013)

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2010

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$264,364	$16	$221	$—	$264,601
Receivables
Trade, less allowances	2	101,827	1,077	—	102,906
Related parties	6	291	—	—	297
Intercompany	—	56	—	(56)	—
Other	(30)	4,259	342	—	4,571
Inventories	—	255,287	5,915	—	261,202
Prepaid expenses and other	955	2,805	48	—	3,808

	265,297	364,541	7,603	(56)	637,385

Property
Property and equipment, net	1,561	260,662	11,346	—	273,569
Timber deposits	—	10,588	—	—	10,588

	1,561	271,250	11,346	—	284,157

Deferred financing costs	3,626	—	—	—	3,626
Goodwill	—	12,170	—	—	12,170
Intangible assets, net	—	8,906	—	—	8,906
Other assets	19	5,970	—	—	5,989
Investments in affiliates	526,591	—	—	(526,591)	—

Total assets	$797,094	$662,837	$18,949	$(526,647)	$952,233

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2010 (Continued)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$7,921	$103,714	$779	$—	$112,414
Related parties	392	2	—	—	394
Intercompany	—	—	56	(56)	—
Accrued liabilities
Compensation and benefits	12,812	26,540	475	—	39,827
Interest payable	3,291	—	—	—	3,291
Other	2,523	18,726	1,281	—	22,530

	26,939	148,982	2,591	(56)	178,456

Debt
Long-term debt	219,560	—	—	—	219,560

Other
Compensation and benefits	121,709	—	—	—	121,709
Other long-term liabilities	10,494	3,622	—	—	14,116

	132,203	3,622	—	—	135,825

Redeemable equity	9,299	—	—	—	9,299

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	482,355	—	—	—	482,355
Accumulated other comprehensive loss	(40,195)	—	—	—	(40,195)
Accumulated deficit	(33,364)	—	—	—	(33,364)
Subsidiary equity	—	510,233	16,358	(526,591)	—

Total stockholder's equity	409,093	510,233	16,358	(526,591)	409,093

Total liabilities and stockholder's equity	$797,094	$662,837	$18,949	$(526,647)	$952,233

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$182,326	$20	$109	$—	$182,455
Receivables
Trade, less allowances	—	118,267	634	—	118,901
Related parties	935	301	—	—	1,236
Intercompany	—	56	—	(56)	—
Other	(90)	3,661	225	—	3,796
Inventories	—	278,580	5,398	—	283,978
Prepaid expenses and other	843	3,972	49	—	4,864

	184,014	404,857	6,415	(56)	595,230

Property
Property and equipment, net	1,259	255,117	10,080	—	266,456
Timber deposits	—	8,327	—	—	8,327

	1,259	263,444	10,080	—	274,783

Deferred financing costs	4,962	—	—	—	4,962
Goodwill	—	12,170	—	—	12,170
Intangible assets, net	—	8,900	—	—	8,900
Other assets	20	6,765	1	—	6,786
Investments in affiliates	557,925	—	—	(557,925)	—

Total assets	$748,180	$696,136	$16,496	$(557,981)	$902,831

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011 (Continued)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$8,633	$107,336	$789	$—	$116,758
Related parties	395	747	—	—	1,142
Intercompany	—	—	56	(56)	—
Accrued liabilities	—	—	—	—
Compensation and benefits	12,104	19,816	347	—	32,267
Interest payable	3,326	—	—	—	3,326
Other	2,470	21,045	971	—	24,486

	26,928	148,944	2,163	(56)	177,979

Debt
Long-term debt	219,560	—	—	—	219,560

Other
Compensation and benefits	200,248	—	—	—	200,248
Other long-term liabilities	10,076	3,600	—	—	13,676

	210,324	3,600	—	—	213,924

Redeemable equity	8,749	—	—	—	8,749

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	482,894	—	—	—	482,894
Accumulated other comprehensive loss	(120,845)	—	—	—	(120,845)
Accumulated deficit	(79,727)	—	—	—	(79,727)
Subsidiary equity	—	543,592	14,333	(557,925)	—

Total stockholder's equity	282,619	543,592	14,333	(557,925)	282,619

Total liabilities and stockholder's equity	$748,180	$696,136	$16,496	$(557,981)	$902,831

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2009

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net loss	$(98,498)	$(64,538)	$(4,107)	$68,645	$(98,498)
Items in net loss not using (providing) cash
Equity in net loss of affiliates	68,645	—	—	(68,645)	—
Depreciation and amortization, including deferred financing costs and other	3,122	38,696	1,861	—	43,679
Pension expense	12,315	—	—	—	12,315
Management equity units expense	2,736	—	—	—	2,736
Gain on repurchase of long-term debt	(6,026)	—	—	—	(6,026)
Other	(234)	1,164	(202)	—	728
Decrease (increase) in working capital, net of acquisitions
Receivables	715	(17,122)	(843)	—	(17,250)
Inventories	—	45,543	1,543	—	47,086
Prepaid expenses and other	(1,001)	465	(33)	—	(569)
Accounts payable and accrued liabilities	(2,087)	13,265	263	—	11,441
Pension contributions	(28,385)	—	—	—	(28,385)
Other	(150)	(2,329)	(1)	—	(2,480)

Net cash provided by (used for) operations	(48,848)	15,144	(1,519)	—	(35,223)

Cash provided by (used for) investment
Expenditures for property and equipment	(6)	(15,993)	(807)	—	(16,806)
Acquisition of businesses and facilities	—	(4,598)	—	—	(4,598)
Proceeds from sales of assets	—	467	—	—	467
Other	601	(183)	219	—	637

Net cash provided by (used for) investment	595	(20,307)	(588)	—	(20,300)

Cash provided by (used for) financing
Issuances of long-term debt	60,000	—	—	—	60,000
Payments of long-term debt	(65,627)	—	—	—	(65,627)
Tax distributions to member	(10,705)	—	—	—	(10,705)
Proceeds from Boise Cascade Holdings, L.L.C., for sale of shares of Boise Inc.	83,172	—	—	—	83,172
Other	(18)	—	—	—	(18)
Due to (from) affiliates	(7,296)	5,162	2,134	—	—

Net cash provided by financing	59,526	5,162	2,134	—	66,822

Net increase (decrease) in cash and cash equivalents	11,273	(1)	27	—	11,299
Balance at beginning of the period	275,726	20	56	—	275,802

Balance at end of the period	$286,999	$19	$83	$—	$287,101

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$(33,297)	$9,092	$(4,900)	$(4,192)	$(33,297)
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(4,192)	—	—	4,192	—
Depreciation and amortization, including deferred financing costs and other	3,121	32,635	1,918	—	37,674
Pension expense	7,449	—	—	—	7,449
Management equity units expense	1,625	—	—	—	1,625
Gain on repurchase of long-term debt	(28)	—	—	—	(28)
Other	(2)	116	(457)	—	(343)
Decrease (increase) in working capital, net of acquisitions
Receivables	107	(6,398)	(47)	—	(6,338)
Inventories	—	(27,001)	(1,427)	—	(28,428)
Prepaid expenses and other	(251)	(71)	22	—	(300)
Accounts payable and accrued liabilities	847	30,369	1,203	—	32,419
Pension contributions	(3,873)	—	—	—	(3,873)
Other	3,057	678	(8)	—	3,727

Net cash provided by (used for) operations	(25,437)	39,420	(3,696)	—	10,287

Cash provided by (used for) investment
Expenditures for property and equipment	(10)	(34,675)	(1,066)	—	(35,751)
Proceeds from sales of assets	656	520	78	—	1,254
Other	—	(1,358)	402	—	(956)

Net cash provided by (used for) investment	646	(35,513)	(586)	—	(35,453)

Cash provided by (used for) financing
Issuances of long-term debt	45,000	—	—	—	45,000
Payments of long-term debt	(128,451)	—	—	—	(128,451)
Proceeds from Boise Cascade Holdings, L.L.C., for sale of shares of Boise Inc.	86,117	—	—	—	86,117
Due to (from) affiliates	(510)	(3,910)	4,420	—	—

Net cash provided by (used for) financing	2,156	(3,910)	4,420	—	2,666

Net increase (decrease) in cash and cash equivalents	(22,635)	(3)	138	—	(22,500)
Balance at beginning of the period	286,999	19	83	—	287,101

Balance at end of the period	$264,364	$16	$221	$—	$264,601

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

16. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net loss	$(46,363)	$(9,441)	$(3,430)	$12,871	$(46,363)
Items in net loss not using (providing) cash
Equity in net loss of affiliates	12,871	—	—	(12,871)	—
Depreciation and amortization, including deferred financing costs and other	2,450	35,010	1,772	—	39,232
Pension expense	11,368	—	—	—	11,368
Other	564	1,250	406	—	2,220
Decrease (increase) in working capital, net of acquisitions
Receivables	(866)	(15,369)	560	—	(15,675)
Inventories	—	(21,416)	517	—	(20,899)
Prepaid expenses and other	112	(183)	(1)	—	(72)
Accounts payable and accrued liabilities	(829)	3,130	(423)	—	1,878
Pension contributions	(13,621)	—	—	—	(13,621)
Other	(685)	(358)	(6)	—	(1,049)

Net cash used for operations	(34,999)	(7,377)	(605)	—	(42,981)

Cash provided by (used for) investment
Expenditures for property and equipment	(21)	(32,703)	(813)	—	(33,537)
Acquisitions of businesses and facilities	—	(5,782)	—	—	(5,782)
Proceeds from sales of assets	—	3,126	—	—	3,126
Other	(265)	(60)	(99)	—	(424)

Net cash used for investment	(286)	(35,419)	(912)	—	(36,617)

Cash provided by (used for) financing
Credit facility financing costs	(2,548)	—	—	—	(2,548)
Due to (from) affiliates	(44,205)	42,800	1,405	—	—

Net cash provided by (used for) financing	(46,753)	42,800	1,405	—	(2,548)

Net increase (decrease) in cash and cash equivalents	(82,038)	4	(112)	—	(82,146)
Balance at beginning of the period	264,364	16	221	—	264,601

Balance at end of the period	$182,326	$20	$109	$—	$182,455

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

17. Pro Forma Information (unaudited)

              Since our inception in October 2004, we have operated as a limited liability company. The unaudited pro forma financial information assumes we operated as a corporation during the year ended December 31, 2011, and reflects the following adjustments to give pro forma effect for the anticipated initial public offering of common stock (the Offering) and to the distributions described below.

              The pro forma net loss applied in computing the pro forma net loss per share for the year ended December 31, 2011 is derived from our historical net loss. The pro forma results of our being treated as a corporation had no impact on net loss for the pro forma year ended December 31, 2011, primarily as a result of placing a full valuation allowance on the tax benefits associated with 2011 net operating losses and other net deferred tax assets (mostly attributable to our three-year historical cumulative losses and below historical average, although slightly improved, housing starts). In addition, due to its non-recurring nature, the pro forma information does not reflect the recognition of a net deferred tax liability of approximately $4.0 million, net of deferred tax assets and related valuation allowances, related to our tax status conversion from a limited liability company to a corporation. Therefore, we have not presented any adjustments to the pro forma tax provision. A reconciliation of the pro forma tax provision and the reported tax provision is as follows (dollars in thousands):

Year Ended December 31, 2011
Loss before income taxes	$(46,123)
Statutory U.S. income tax rate	35.0%
Statutory tax benefit	$(16,143)
State taxes	(1,328)
Nondeductible costs	407
Valuation allowance	17,304

Tax provision—pro forma	240

Tax provision—reported	240

Tax provision—pro forma adjustment	$—

Pro forma effective income tax rate	(0.5)%

              Pro forma weighted average common shares outstanding has been computed to give effect to the cash distributions to BC Holdings of $228.3 million during the year ended December 31, 2012. The shares deemed to be outstanding gives effect to the number of shares, based upon the initial public offering price of $21.00, whose proceeds would be necessary to pay the distributions to the extent that the distribution exceeds net income of $26.4 million during the twelve months ended September 30, 2012.

18. Subsequent Events

              On February 4, 2013, we converted to a Delaware corporation from a Delaware limited liability company, by filing a certificate of conversion in Delaware. The common stock authorized and outstanding, par values, net loss per share amounts, and other per share disclosures for all periods

Boise Cascade Company

Notes to Consolidated Financial Statements (Continued)

18. Subsequent Events (Continued)

presented have been adjusted to reflect the impact of this conversion. No shares were dilutive or antidilutive in any period presented.

	Year Ended December 31
	2009	2010	2011
	(thousands, except for per share data)
Net loss	$(98,498)	$(33,297)	$(46,363)
Weighted average number of common shares for basic net loss per common share	29,700	29,700	29,700
Inceremental effect of dilutive common stock equivalents	—	—	—

Weighted average number of common shares for diluted net loss per common share	29,700	29,700	29,700

Net loss per common share:
Basic	$(3.32)	$(1.12)	$(1.56)

Diluted	$(3.32)	$(1.12)	$(1.56)

              During the year ended December 31, 2012, we distributed $228.3 million to BC Holdings, of which $1.6 million and $1.7 million was paid to Forest Products Holdings, L.L.C (FPH) and OfficeMax, respectively. Our New Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with the minimum Availability requirements and having a fixed charged coverage ratio of 1:1 on a pro forma basis.

              On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our New Revolving Credit Facility. The consent and amendment provided consent to the proposed initial public offering and certain transactions undertaken in connection with such offering, including the proposed cash distribution to BC Holdings and our conversion to a corporation prior to the offering. As a condition to such consent and amendment and pursuant to a related General Continuing Guaranty, BC Holdings agreed to become a guarantor under the New Revolving Credit Facility until such time as we have received net proceeds of at least $115 million from the sale of our common stock, including proceeds from the proposed initial public offering, or we have received at least $115 million in the form of an equity investment. Prior to proposed initial public offering, the lenders have consented to the distribution by BC Holdings of up to $110 million to its equityholders. Following consummation of the proposed initial public offering, BC Holdings will be released from its guaranty under the New Revolving Credit Facility and therefore will not be subject to contractual restrictions on making dividends.

              On December 20, 2012, we repaid $25.0 million under the New Revolving Credit Facility. See Note 9, "Debt," for a discussion of other debt transactions subsequent to December 31, 2011. See Note 11, "Retirement and Benefit Plans," for a discussion of pension plan contributions subsequent to December 31, 2011.

              Through and including March 2, 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

11,764,706 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Deutsche Bank Securities

J.P. Morgan

Wells Fargo Securities

D.A. Davidson & Co.

Moelis & Company

Piper Jaffray

February 5, 2013